Form 20-F
period 2025-12-31
eToro Group Ltd.
filed 2026-03-02
CIK 1493318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-42647

eToro Group Ltd.
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

30 Sheshet Hayamim St.,
Bnei Brak, Israel 5120261
+972 73-265-6600
(Address of principal executive offices)

Johnathan Alexander Assia
eToro USA LLC
221 River St 9th floor,
Hoboken, NJ 07030
+1 201-479-0267

investors@etoro.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common shares, no par value	ETOR	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, the registrant had outstanding 68,647,904 Class A common shares, no par value, and 14,203,518 Class B common shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

ETORO GROUP LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

INTRODUCTION

In this annual report, the terms “eToro,” “we,” “us,” “our” and “the Company” refer to eToro Group Ltd. and its subsidiaries.

This annual report includes statistical, market and industry data and forecasts that we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Item 3.D. Risk Factors” in this annual report. Additionally, website and document references throughout this annual report are provided for convenience only, and the content on the referenced websites or documents is not incorporated by reference into this annual report unless expressly stated.

The eToro word mark, “eToro,” and our other registered or common law trademarks, service marks or tradenames appearing in this annual report are the property of eToro Group Ltd. Solely for convenience, our trademarks, tradenames and service marks referred to in this annual report appear without the ®, TM, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, tradenames and service marks. This annual report contains additional trademarks, tradenames and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

Glossary of Terms

Set forth below are certain defined terms and acronyms used throughout this annual report on Form 20-F.

●	“A&R memorandum and articles” means the Company’s Amended and Restated Memorandum and Articles of Association.

●	“AML” means anti-money laundering.

●	“APF” anti-proliferation financing.

●	“ASIC” means the Australian Securities and Investments Commission.

●	“BVI” means the British Virgin Islands.

●	“CASPs” means Crypto-Asset Service Providers.

●	“CCPA” means the California Consumer Privacy Act.

●	“CFTC” means the Commodity Futures Trading Commission.

●	“CMSL” means the Capital Markets Services Licence.

●	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

●	“common shares” means our Class A common shares and Class B common shares, collectively.

●	“Companies Act” means the British Virgin Islands Business Companies Act of 2004, as revised.

●	“CTF” means counter-terrorism financing.

●	“CySEC” means the Cyprus Securities and Exchange Commission.

●	“DeFi” means decentralized finance.

●	“DPF” means the E.U.-U.S. Data Privacy Framework.

●	“DSA” means Digital Services Act.

●	“E.U. GDPR” means the European Union General Data Protection Regulation.

●	“EEA” means the European Economic Area.

●	“ESMA” means the European Securities and Markets Authority.

●	“ETPs” means exchange-traded products.

●	“FCA” means the U.K. Financial Conduct Authority

●	“FINRA” means the Financial Industry Regulatory Authority Inc.

●	“GDPR” means the U.K. GDPR, together with the E.U. GDPR.

●	“IRS” means the U.S. Internal Revenue Service.

●	“MAS” means the Monetary Authority of Singapore.

●	“MiCA” means the Markets in Crypto-Assets Regulation.

●	“MNEs” means multinational enterprises.

●	“NIS” means the New Israeli Shekel.

●	“OECD” means the Organization for Economic Cooperation and Development.

●	“OFAC” means the U.S. Department of Treasury’s Office of Foreign Assets Control.

●	“OSC” means the Ontario Securities Commission.

●	“OSS” means open source software.

●	“PCI-DSS” means the Payment Card Industry Data Security Standard.

●	“pre-IPO shareholders” means shareholders that held shares immediately prior to the closing of our initial public offering.

●	“PSD 3” means the Payment Services Directive.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“U.K. GDPR” means the U.K. General Data Protection Regulation and Data Protection Act 2018.

Please also see “Item 4.B. Business Overview” for a discussion of other terms that are relevant to our business operations such as:

●	CopyTrader

●	eToro Academy

●	eToro Club

●	eToro Money

●	Pro Investor Program

●	Tori

●	Smart Portfolios

Additionally, the Company’s management uses the following key performance metrics to help evaluate the business, measure its performance, identify trends, prepare financial projections and make business decisions:

●	Net Contribution, consisting of five components

o	Net Trading Contribution (Equities, Commodities and Currencies)

o	Net Trading Contribution (Cryptoassets)

o	Net Interest Contribution

o	eToro Money

o	Subscriptions and Other

●	Funded Accounts

●	Trades and Net Trading Contribution Per Trade

●	Assets Under Administration

For definitions and discussion, see “Item 5. Operating and Financial Review and Prospects—Key Performance Metrics.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

▪	market volatility and erratic market movements;

▪	failure to retain existing users or adding new users;

▪	extreme competition;

▪	changes in regulatory and legal framework under which we operate;

▪	regulatory inquiries and investigations;

▪	our estimates of our financial performance;

▪	interest rate fluctuations;

▪	the evolving cryptoasset market, including the regulations thereof;

▪	conditions related to our operations in Israel, including the ongoing war;

▪	risks related to data security and privacy and use of OSS;

▪	risks related to AI;

▪	changes in general economic or political conditions;

▪	changes to accounting principles and guidelines;

▪	following the consummation of the offering, the ability to maintain the listing of our securities on Nasdaq;

▪	unexpected costs or expenses; and

▪	the other matters described in the section titled “Risk Factors.”

In addition, you should consider the risks provided under “Item 3.D. Risk Factors” in this annual report.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Additionally, we may provide information, forward-looking or otherwise, herein or in other locations, such as our corporate website that is not necessarily “material” under the U.S. federal securities laws for Securities Exchange Commission (SEC) reporting purposes, but that responds to a range of matters, such as certain sustainability standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability or quality of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Important factors that could cause actual results, levels of activity, performance or achievements to differ materially from expectations are disclosed in this annual report, including without limitation the following risk factors. Investors should carefully consider all the information set forth in the following risk factors and elsewhere in this annual report before deciding to invest in any of the Company’s securities. In addition to the risks listed below, we may be subject to other material risks that as of the date of this annual report are not currently known to us or that we deem immaterial at this time.

Risks Related to Our Business

Our operating results have and will significantly fluctuate from period to period, including due to market volatility.

Our business is highly dependent on the conditions of the various markets in which we offer our services (such as securities markets, cryptoasset markets, currency markets, commodities markets and payment services markets) and the level of trading activity in such markets. During the past few years, our operating results have and will continue to fluctuate significantly from period to period in accordance with market sentiments and volatility in the global financial markets, in particular with respect to cryptoassets, as a result of many factors that are unpredictable and outside of our control, including local and international political turmoil and general economic conditions and the occurrence of any of the other risks described elsewhere in this annual report. Such market volatility has historically resulted in similar, but unpredictable, volatility in the number of our users, including users who have completed KYC, AML and other onboarding processes, activated their account, deposited funds, executed at least one trade at any time and have a positive account balance (invested or uninvested) (“Funded Accounts”) and the level of their trading activity. As a result, our results of operations and other operating metrics have fluctuated, and may in the future continue to fluctuate, significantly from period to period.

Furthermore, the directional impact of any market volatility on our user activity is also unpredictable. For example, the recent imposition of broad-based tariffs on imports from major trading partners and retaliatory measures by affected countries, has caused substantial volatility in global equity, commodity, currency and cryptoasset markets, and such volatility may continue as trade policy fluctuates. Additionally, rapid shifts in investor sentiment technology and software companies, including sector-wide revaluations driven by the perceived impact of artificial intelligence on existing business models, which have in recent periods resulted in significant and abrupt declines in the market capitalizations of companies across the technology and software sectors. While such periods of heightened volatility may temporarily increase trading volumes on our platform, prolonged macroeconomic uncertainty, trade policy disruptions, recession fears, or sustained geopolitical tensions may reduce consumer confidence, diminish disposable income available for investment, and lead to decreased user engagement and lower funded account balances.

In addition, the values of securities have an impact on our Net income (loss), and such values may fluctuate period to period. Decreases in market values of securities or other financial instruments, specifically cryptoassets, can decrease our Net Contribution and profitability from transaction execution activities and increase our counterparty default risk, liquidity and credit risk with respect to our user accounts. Lower price levels of securities and other financial instruments, as well as compressed spreads, which often follow lower pricing, can further result in reduced Net Contribution and Net income (loss).As a result of the foregoing, period to period comparisons of our performance may not be meaningful, and historical results should not be relied upon as indicators of future outcomes and any future changes in market volatility and investor appetite could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may suffer losses due to abrupt and erratic market movements, which may cause us to be unable to execute or adjust our risk management practices in a timely manner, which could result in potential losses.

Sudden movements in the markets in which we are regulated or serve users may result in us being unable to execute or adjust our risk management practices in a timely manner, which could result in potential losses. Our market risk analysis is based on, among other things, regular scenario-based stress tests and value at risk analysis and may not be able to fully anticipate extreme market conditions.

Given the decentralized and non-regulated nature of cryptoassets, the cryptoasset market has been characterized by significant volatility and unexpected price movements. Further, stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or “short squeezes,” or strong and atypical retail investor interest in the markets may significantly affect our business. In addition, when conducting our trading activities, we do so predominantly as a principal and therefore hold positions that are at risk of significant price fluctuations, rapid changes in the liquidity of markets, deterioration in the creditworthiness of our counterparties and other risks that may cause the value of our positions to decline, which would lead to greater losses.

We have begun offering 24/7 access to selected financial assets, enabling trading outside of regular market hours and over weekends. Extended-hours trading is supported by alternative trading venues and carries heightened risks, including reduced liquidity, increased price volatility, wider spreads, and limited execution capabilities relative to primary market sessions. Service disruptions arising from technical failures, operational errors, regulatory changes, or market volatility have in the past, and may in the future, impair our ability to execute client orders during market off hours, result in negative user experiences, and adversely affect our business, financial condition, results of operations, and reputation.

We have invested significant resources in developing risk management policies and procedures, but we cannot guarantee their effectiveness. Our framework relies on technical systems and human oversight, both subject to errors and limitations, and incorporates discretionary strategies based on historical data and industry practices, which may not account for extreme or unprecedented market events. Reassessments of our policies may reveal gaps requiring additional resources and management attention. Furthermore, technical errors or adjustments to increase risk tolerance could expose us to greater losses.

Additionally, periods of erratic or unexpected market movements can cause a “liquidity vacuum,” which occurs when market spreads for financial instruments become disparate enough that dealing with them becomes prohibitively expensive. There is a risk that we may not have sufficient liquidity to support trades made in a liquidity vacuum, which could adversely impact our financial condition and results of operations. In addition, users may be dissatisfied and file claims if we are not capable of ultimately settling their trades.

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our platform, our business, financial condition, cash flows and results of operations may be materially and adversely affected.

Our success depends on our ability to retain existing users and attract new users to increase engagement with our platform. To do so, we must continue to ensure that our products and services are secure, reliable and engaging. We must also expand our products and services, and offer competitive prices in an increasingly crowded, price-sensitive and competitive market. Our ability to retain existing users and grow new users and user engagement could be affected by several factors, including:

▪	user demand shifting to other products and services, including those that we are unable to offer due to regulatory reasons;

▪	our failure to introduce new and improved products and services that are favorably received, including, migration of our more mature and affluent users to more advanced and diversified financial platforms which include wealth management, retirement planning, and advisory capabilities that we do not currently offer or that are not yet available in all of our markets;

▪	our failure to support new and in-demand asset classes or if we elect to support certain asset classes with negative reputations;

▪	broad declines in equity, crypotassets, or other financial markets, which may discourage retail investor participation and reduce trading activity on our platforms;

▪	inflationary pressures that reduce household disposable income available for investment;

▪	changes in user sentiment about the quality or usefulness of our platform, including from concerns related to privacy, security, regulatory compliance or other factors;

▪	adverse changes in our products and services that are mandated by legislation, regulatory authorities or litigation;

▪	restrictions on our ability to access markets in certain jurisdictions due to legislation, regulatory requirements, or interventions by regulatory authorities;

▪	user dissatisfaction with the social nature of our platform or expressing negative opinions about our service that are amplified by our social platform;

▪	negative user perception regarding the cryptoassets on our platform either as a result of media coverage or by experiencing significant losses in such investments on our platform;

▪	technical or other problems preventing us from delivering our products and services with the speed, functionality, security and reliability that our users expect;

▪	cybersecurity incidents, employee or service provider misconduct or other unforeseen activities causing losses to us or our users, including losses to assets held by us on behalf of our users;

▪	modifications to our pricing model or modifications by competitors to their pricing models;

▪	our failure to provide adequate customer service; or

▪	adverse media reports or other negative publicity relating to our business, competitors or the industry as a whole.

From time to time, certain of these factors have negatively affected, and may continue to negatively affect, user retention, growth and engagement to varying degrees. Any decrease in user retention, growth or engagement could render our products and services less attractive to users and may have a material adverse effect on our revenue, business, financial condition, cash flows and results of operations.

In addition, to retain existing users and attract new users, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security and speed to attract and retain users, including high-volume traders. As a result, we have historically, and expect to continue to, incur significant costs and expenses to develop and upgrade our technical infrastructure to meet the evolving needs of the industry.

Because we provide real-time services in volatile markets, our users are exposed to the risk of loss on their investments and positions and user satisfaction may be severely negatively impacted as a result, which may lead to an increased risk of user complaints, litigation and reputational harm and could have a material adverse effect on our results of operations.

We are highly susceptible to user disgruntlement and dissatisfaction and to loss of users if users are unable to execute trades as desired. In case of sudden, large price movements, some leveraged market participants may not be able to meet their obligations to us or other brokers who, in turn, may not be able to meet their obligations to their counterparties. We calculate leverage requirements for each of our users on a real-time basis across certain product classes, such as equities, futures, derivatives, cryptoassets and other financial instruments and across all currencies. Recognizing that our users have a range of investing experience, we provide tools to facilitate our users’ position management. In light of the current turbulence in the global economy, we face increased risk of default by our users and other counterparties.

Additionally, the social nature of our platform may encourage dissatisfied users to share information about bad experiences on our platform, which could result in reputational harm and loss of users and trading volume. User dissatisfaction could lead to an increased risk of user complaints and litigation and increased regulatory scrutiny. Provisions typically included in our user agreements that attempt to limit our exposure to claims may not be enforceable or adequate to protect us from liability with respect to any particular claim. Even if not successful, a claim brought against us by any of our users, and any related regulatory engagement or review, would likely be time-consuming, costly to manage and defend, divert the attention of management and could seriously damage our reputation and brand, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We operate in a highly competitive industry, and many of our competitors may have products or service offerings that may appeal to our current or potential users.

The industries in which we operate are highly competitive, and we expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. As a global, multi-asset investment platform with a variety of offerings, we have a diverse set of competitors including both large, traditional financial institutions and smaller market participants who may operate in a regional capacity such as regional brokers. We primarily compete with high growth fintech companies that are focused on user experience and provide a variety of financial services, as well as high-growth international brokers and tech-led brokers that provide self-directed, multi-asset investment services. We also compete with large, traditional financial institutions, such as retail banks, neo-banks, private banks and wealth management firms. These institutions have been expanding their offerings to provide further choice for retail investors. In addition, fintech companies operating in adjacent markets are increasingly entering the wealth management and investment industries. Due to our cryptoasset offerings, we also compete with centralized and decentralized exchanges, non-custodial platforms, wallets and investment platforms that offer access to cryptoassets which are, in many instances, less subject to stringent regulatory and compliance requirements in their local jurisdictions. Additionally, the growth of spot cyrptoasset exchange-traded products may reduce demand for direct cyrptoasset trading on our platform, compress cryptoassets spreads and adversely affect our cryptoasset-related revenue.

As the market continues to grow, we expect that we will face increased competition from both new entrants and existing players. Some of our competitors, particularly new and emerging technology companies, are unregulated or are subject to less stringent regulatory requirements than those applicable to us. This may allow them to more quickly adapt to trends, support a greater number or broader range of assets, develop and launch new products and services more rapidly, market their products more efficiently, and attract more users, placing us at a significant competitive disadvantage. We incur, and expect to continue to incur, significant managerial, operational, and compliance costs to meet applicable regulatory requirements across our jurisdictions, costs that less-regulated competitors may not bear. For a discussion of the regulations we are subject to, see ”—Our business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, financial condition, cash flows and results of operations.”

In addition, some of our competitors may have longer operating histories or offer a wider range of products and services, have more established brand recognition, larger user bases, stronger market acceptance and greater financial, marketing, technological and personnel resources than we do. Further, certain larger and better capitalized competitors, or which large user base, may have access to capital in greater amounts and at lower costs than we do, and thus, may be better able to respond to changes in the industries in which we operate, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. In particular, as artificial intelligence becomes an increasingly important competitive differentiator in financial services, larger competitors with greater access to proprietary data, computational resources, and AI talent may be able to develop and scale AI-powered products and features more quickly than we can, or acquire AI capabilities through strategic transactions that we are unable to match. These advantages may enable them, among other things, to:

▪	develop products and services that are similar or more attractive to users in one or more of the markets in which we operate;

▪	provide technology, including execution and clearing services, that are more rapid, reliable or efficient or less expensive than our services;

▪	offer products and services at lower prices to gain market share and to promote other businesses;

▪	operate in certain jurisdictions at lower compliance costs and with greater flexibility to introduce new products and services;

▪	invest more heavily in artificial intelligence and machine learning capabilities, enabling them to develop and deploy AI-powered trading tools, personalization features, and automated investment strategies more rapidly or at greater scale than we can, potentially attracting users who prioritize AI-driven functionality;

▪	adapt at a faster rate to regulatory changes, market conditions, new technologies and user demands;

▪	outbid us for desirable acquisition targets;

▪	more efficiently engage in and expand existing relationships with our partners;

▪	market, promote and sell their products and services more effectively;

▪	develop stronger relationships with users;

▪	with respect to banks or e-wallet service providers, prevent users from depositing funds with us in an effort to promote their own products; and

▪	with respect to liquidity providers (for cryptoassets and other assets), limit our access to liquidity.

If we are not able to differentiate our products and services from those of our competitors, drive value for our users or effectively and efficiently align our resources with our goals and objectives, we may not be able to compete effectively in the markets in which we operate, which could materially and adversely affect our business, financial condition, cash flows and results of operations.

Our historical growth rates may not be indicative of our future growth. Although we have experienced significant growth in the past, we may be unable to effectively manage our growth which could negatively impact our business, financial condition, cash flows and results of operations.

We have experienced rapid growth in our business and operations since our inception and particularly in recent years. For the year ended December 31, 2025, net growth in Funded Accounts was over 0.3 million, compared to approximately 0.4 million net growth in Funded Accounts for the year ended December 31, 2024 and approximately 0.2 million net growth in Funded Accounts for the year ended December 31, 2023. We generated Net income of $216 million for the year ended December 31, 2025, compared to $192 million for the year ended December 31, 2024 and Net income of $15 million for the year ended December 31, 2023. In 2025, we had Net Contribution of $868 million, representing year-over-year growth of 10% and in 2024, we had Net Contribution of $788 million, representing year-over-year growth of 42%. Such historical growth rates may not be indicative of our future growth, and we may not be able to maintain similar growth rates in the future. For instance, our growth of Funded Accounts has in the past, and may in the future, result from acquisitions of companies who have existing Funded Accounts on their platforms. In 2024, our acquisition of the Australian investing app, Spaceship, resulted in an increase of Funded Accounts for the year ended December 31, 2024 of approximately 0.2 million whereas no growth in Funded Accounts was recorded during the year ended December 31, 2023. Our inorganic growth rates are unpredictable, as we may not acquire new companies at the same rate as in the past, if at all. See “—Any investments, acquisitions, partnerships or joint ventures that we make or enter into could require significant management attention, disrupting our business and harming our financial condition.”

We may experience declines in the growth rates of our business, or negative growth, as a result of a number of external factors, including slowing demand for our platform, insufficient growth in the number of users that utilize our platform, declines in the level of usage of our platform by existing users, macroeconomic factors, increasing competition, changes in rules and regulations which we are or may become subject to, a decrease in the growth of our overall market or our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth. Any failure to successfully address these risks and challenges as we encounter them will negatively affect our growth and if our growth rate declines, investors’ perception of our business and the trading price of our Class A common shares could be adversely affected.

Our ability to execute our users’ trades, enter into hedge trades and provide payment services to our users are dependent upon our banking infrastructure and our liquidity providers and payment providers.

We rely on third-party financial institutions to provide us with liquidity, payment processing and banking services. If we are unable to maintain relationships with such parties and enter into new arrangements, we may be unable to execute our users’ trades, enter into hedge trades or provide our users with payment processing services, and our business and financial performance could be negatively affected and we may encounter a reduction in user confidence. Our relationships with liquidity providers give us access to a pool of liquidity, which ensures that we are able to execute our users’ trades and allow us to enter into hedge transactions. These trading partners, although under contract with us, have no obligation to provide us with liquidity and may terminate our arrangements at any time. In the event that we no longer have access to the levels of liquidity that we currently have, we may be unable to provide competitive trading services or enter into risk management transactions, which will materially and adversely affect our business, financial condition, cash flows and results of operations. Furthermore, with respect to cryptoassets, we source liquidity using liquidity providers that may not be regulated financial institutions and as such are exposed to increased risks related to, among others, insolvency, credit and money laundering. See “—We are required to comply with certain laws related to sanctions, fraud, AML, CTF, APF and anti-bribery and corruption.”

We also rely on banking and other financial institutions for the ability to provide cash and asset custody, execution services and other financial and banking services. Any changes in our ability to access such services could significantly harm our business. For example, if banking institutions determine not to provide banking services to businesses such as ours, for reasons outside of our control, or if banking institutions implement strenuous restrictions on our ability to access their services, our banking infrastructure could be harmed and we could be limited from operating in certain jurisdictions or providing certain products or services. Furthermore, many banking and other financial institutions impose their own compliance policies. If we do not satisfy such policies, or if the policies change and we are unable to quickly and efficiently implement changes in our organization to comply with such polices, we may be further limited in our access to certain banking and other financial institutions.

We also rely on payment services providers (such as payment processing and settlement services) to issue eToro Money cards and process transactions, for which we pay fees for their services. Payment card networks have in the past, and may in the future, increased the interchange fees that they charge for transactions via their networks. Payment card networks have also imposed, and may impose in the future, special fees or assessments for transactions that are executed through a digital wallet such as ours. Any such fee increases could significantly increase our operating costs and reduce our profitability. If we are unable to accept payment cards or otherwise unable to process payments, our business, financial condition, cash flows and results of operations would be materially adversely affected.

We are directly and indirectly exposed to fluctuations in interest rates, and rapidly changing interest rate environments could reduce our Net income (loss) and otherwise result in reduced profitability.

A portion of our Net income (loss) is derived from Net interest income from users, which is principally derived from a fee charged on margin positions which remain open overnight when a user executes a margin transaction, as well as Other interest income, which is income earned on our corporate cash. The portion of our Net income (loss) that is derived from Net interest income from users and Other interest income fluctuates significantly based on the level of interest rates, which is influenced by factors beyond our control. The interest rate environment that prevailed from 2022 through mid-2025, during which central banks raised and maintained policy rates at elevated levels, led to an increase in the share of our Net income (loss), and cash flows attributable to interest income. A reduction in interest rates or a return to a low-rate environment would likely reduce our Net interest income from users and cash flows, or reduce returns on user cash deposits, which could negative impact user satisfaction. We cannot predict with certainty how investors will react when interest rates increase or decrease.

Changes in the composition or levels of interest-earning balances, particularly if users redirect funds towards interest-bearing accounts rather than spending on higher-margin products and services, may further depress our Net income (loss) and cash flows. Higher interest rates may also increase our users’ payment obligations on mortgages, credit cards and other loans, potentially impairing their ability to fulfill financial obligations to us. This could result in increased delinquencies, charge-offs and allowances for loan and interest receivables, which could adversely impact our Net income (loss). Furthermore, fluctuating interest rates may affect our users’ overall spending patterns, willingness to invest and specifically their engagement on our platform, which could adversely affect our growth and revenue prospects. In addition, regulators may in the future impose restrictions on firms such as ours being able to earn interest on users’ underlying balances held on behalf of our users, which would reduce our Net interest income from users and, consequently, negatively impact our Net income (loss) and cash flows.

If we fail to develop, maintain and enhance our brand and reputation, or if there is any negative publicity about us, our industry peers or the industries in which we operate, our business, financial condition, cash flows and results of operations may be adversely affected.

Our brand and reputation as a global, multi-asset investment platform are key assets and a competitive advantage. Maintaining, protecting and enhancing our brand depends largely on the success of our marketing and public relations efforts, our ability to provide consistent, high-quality and secure products, services, features and support, and our ability to successfully secure, maintain and defend our rights to use the “eToro” mark and other trademarks important to our brand. We believe that the importance of our brand will increase as competition further intensifies in our industry. Our brand and reputation could be harmed if we fail to achieve these objectives or if there is negative publicity regarding our public image, or the image of our industry peers or the industries in which we operate.

Damage to our brand and reputation could also be caused by:

▪	litigation involving, or regulatory actions or investigations into, our platform or our business, including litigation or regulatory actions that result in changes to, or prohibit us from offering, certain features, products or services;

▪	cybersecurity attacks, privacy or data security breaches, or other security incidents, payment disruptions or other incidents;

▪	the reliability and/or perceived reliability of our platform;

▪	actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by our management team, other employees or contractors, our users or third-party service providers or partners as well as complaints or negative publicity about such individuals or companies;

▪	any imposition of temporary trading restrictions or any outright failure to meet our deposit requirements;

▪	any failures to comply with legal, tax and regulatory requirements;

▪	any perceived or actual weakness in our financial strength or liquidity;

▪	any perceived or actual weakness in our anti-financial crime (including anti-fraud, anti-bribery and corruption, AML, counter-terrorism financing (CTF)) and anti-proliferation financing (APF) policies, procedures or systems and controls or those by our third-party service providers or partners, or any failure by our management team, other employees, contractors or users to comply with these anti-financial crime controls;

▪	any new policies, features, products or services or changes to our existing policies, features, products, or services that users or others perceive as overly restrictive, inappropriate, unclear or not clearly articulated;

▪	a failure to operate our business in a way that is consistent with our values and mission;

▪	inadequate or unsatisfactory user support experiences;

▪	negative responses by users or regulators to our business model, to particular features, products or services or to our activities in certain jurisdictions;

▪	failure to handle users’ cash or assets, specifically with respect to “hot” and “cold” storage of cryptoassets;

▪	adverse media reports or other negative publicity relating to our business, competitors or the industry as a whole;

▪	a failure to adapt to new or changing user preferences; and

▪	any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public’s perception of us or our industry as a whole.

Any damage to our reputation or brand could diminish confidence in, and the use of, our products and services, which could have an adverse effect on our business, financial condition, cash flows and results of operations.

We are subject to counterparty risk whereby defaults by a financial counterparty or our users, or insolvency proceedings, can have an adverse effect on our business, financial condition, cash flows and results of operations.

As a result of offering leveraged trading products, we accept the risk that user credit losses can arise as a cost of our business model in the event that a user’s total funds deposited with us, typically the “margin” and usually expressed as a percentage of the notional value of each trade, are insufficient to cover any trading losses incurred by such user. As the counterparty to these leveraged trades, we remain financially liable for a user’s obligations if such user defaults or the margin is otherwise insufficient to cover the user’s losses. Accordingly our leveraged trading operations require a significant commitment of capital and although we have the ability to alter our margin requirements and seek to hedge our exposure in such leveraged trades, this may not completely eliminate the risk that our access to liquidity becomes limited or market conditions, including currency price volatility and liquidity constraints, change faster than our ability to modify our margin requirements or increase our hedge positions, which could result in a significant impact on our cash position, especially during periods of market downturn that could significantly increase the amount of each user’s losses in excess of the margin deposited with us.

We hold significant deposits of our own funds and our users’ funds, and assets such as cryptoassets and securities, with third-party banks and other financial institutions, including liquidity and payment providers. We are therefore subject to risk of default by financial institutions that hold our funds and our users’ funds and assets. In the event of the insolvency of one of these financial institutions, we might not be able to fully recover the assets we have deposited since, in certain cases, we will be among the institution’s unsecured creditors. If we lost access to these funds, our business could be materially adversely affected.

Additionally, in previous extreme market events, banks and other large financial institutions have become insolvent. As a result of rules recently adopted by U.S. and foreign regulators restricting or staying the exercise of rights, including termination rights, in certain financial contracts (including over the counter derivatives) with certain of our liquidity counterparties that have been designated as global systemically important banking organizations, we may be restricted in our ability to terminate such contracts following the occurrence of certain insolvency-related default events with respect to such counterparties. Some of the contracts with those liquidity providers have been modified in accordance with these new regulations as requested by impacted counterparties either through bilateral negotiation or adherence to certain “Resolution Stay Protocols” developed by the International Swaps and Derivatives Association. The occurrence of such an event could limit or prohibit our right to receive amounts owed to us under the agreements with those liquidity providers or endanger our ability to retrieve our margin or to provide leveraged trading services, in whole or in part, to our users.

Because our users are located in diverse markets around the world, our business is vulnerable to local market conditions around the world and geopolitical developments, such as trade wars, legislative change and foreign exchange limitations.

Our business is subject to risks associated with doing business internationally and may be harmed by global events beyond our control, including changes in business, economic, or political conditions and overall slowdowns in securities trading, which could impact users’ use of our platform and materially impact our business, financial condition, cash flows and results of operations. As of December 31, 2025, we had approximately 3.81 million Funded Accounts across our global footprint of 77 countries, which subjects us to multiple risks, including:

▪	changes in diplomatic and trade relations, including tariffs, trade protection measures, import-export restrictions, trade embargoes and sanctions and other trade barriers;

▪	differing economic and political conditions;

▪	differing local product preferences and product requirements;

▪	potentially negative consequences from changes in or interpretations of laws and regulations, including user protection, data protection, privacy, financial services, tax, cryptoasset regulation, sanctions and export controls, anti-bribery and corruption, AML, CTF, APF and other laws or policies;

▪	geopolitical events, including the impact of natural disasters, public health issues, pandemics, acts of war, nationalism and terrorism, international crises, social unrest or human rights issues;

▪	partial or total expropriation of international assets; and

▪	enforceability and protection of intellectual property and contract rights differing between jurisdictions.

In addition, because we operate on a global scale, we are subject to complex laws, rules and regulations in the various jurisdictions in which we are regulated or serve users. Although we have implemented policies and procedures designed to promote compliance with these laws, violations can nevertheless occur, which could result in fines, customer redress, criminal actions or sanctions against us, prohibitions or limitations on the conduct of our business and could ultimately damage our reputation. See “—We operate, offer and market services in markets where the applicability of the regulatory framework can be unclear or open to interpretation in respect of certain of our products and services and where the regulatory parameters and enforcement approaches may change over time.” In addition, we may in the future undertake projects and make investments in countries in which we have little or no previous investment or operating experience. We may not be able to fully or accurately assess the risks of operating and investing in such countries or may be unfamiliar with the laws and regulations in such countries governing our investments and operations. Demand also could differ materially from our expectations as a result of local economic and political conditions or currency fluctuations. As a result, we may be unable to effectively implement our strategy in new jurisdictions, which could adversely negatively impact our business, financial condition, cash flows and results of operations.

Further, we are exposed to foreign exchange risk arising from fluctuations in exchange rates. Our international operations employ varying currencies, including the New Israeli Shekel (“NIS”), U.S. dollar, British pound, Euro and Australian dollar, which subject us to foreign currency exchange risk. We also have foreign currency exchange risk on some of our costs and our assets and liabilities denominated in currencies other than our functional currency. For example, a significant portion of our revenues is denominated in U.S. dollars, while a significant part of our operating expenses, including salaries and other operational costs, are incurred in NIS. We selectively hedge certain non-U.S. dollar exposures; however, suitable hedging arrangements may not always be commercially available, and our hedging activities may not adequately mitigate exchange rate impacts. Hedging instruments may also introduce additional risks if we are unable to structure effective hedges or accurately forecast the underlying exposures, particularly during periods of heightened macroeconomic volatility.

We may need additional capital to satisfy regulatory capital requirements and provide liquidity and support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all.

We require high levels of working capital in order for us to meet regulatory capital and liquidity requirements, operate our business at our desired capacity, pursue growth opportunities and properly manage our risks, including risks related to our capital and margin requirements for our liquidity providers, banking service providers and payment services providers. Our regulators have stringent rules with respect to the maintenance of specific levels of net capital, and certain regulators set requirements on an asset-specific level. For example, the European Securities and Markets Authority (“ESMA”) has specific requirements for companies offering contracts for difference and under the Markets in Crypto-Assets Regulation (“MiCA”), which became fully applicable in December 2024 and harmonized EU capital requirements for Crypto-Asset Service Providers (“CASPs”). Failure to satisfy regulatory capital requirements could result in the immediate suspension of our activities, regulatory prohibitions against certain business practices, increased regulatory inquiries and reporting requirements, increased costs, fines and penalties or other sanctions, including suspension or expulsion by the various regulatory bodies whose rules we are subject to. Future regulatory changes may also create additional burdens by imposing greater or different minimum capital requirements or otherwise impair our ability to satisfy the capital maintenance requirements. Additionally, there is currently limited guidance on whether or how these capital rules may apply to cryptoassets, and our regulatory capital requirements could significantly increase in the future depending on whether and to what extent the SEC, the Financial Industry Regulatory Authority Inc. (“FINRA”), the Commodity Futures Trading Commission (“CFTC”) determine that such rules apply to cryptoassets or adopt specific capital requirements with respect to cryptoassets. See “—We are subject to regulatory capital and liquidity requirements which may affect our ability to distribute profits and/or restrict expansion, which may further affect our ability to conduct our business and may reduce profitability.”

As our operations continue to expand, we may have difficulty maintaining sufficient working capital to sustain our growth and meet applicable regulatory capital and liquidity requirements and any reduction in our liquidity position could reduce our users’ confidence in us, which could result in the withdrawal of their assets and loss of users. To meet these capital demands, we may decide to engage in equity, equity-linked, or debt financings or enter into additional credit facilities for other reasons, and it is possible that we will not be able to secure any such additional financing or refinancing on favorable terms, in a timely manner, or at all. If we issue equity or convertible debt securities, our shareholders could suffer significant dilution, and the new shares could have rights, preferences and privileges superior to those of our current shareholders. Any debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue future business opportunities. Furthermore, access to capital determines our creditworthiness, which if perceived negatively in the market could materially impair our ability to provide clearing services and attract users, which could materially and adversely affect our business, financial condition, cash flows and results of operations.

Any investments, acquisitions, partnerships or joint ventures that we make or enter into could require significant management attention, disrupting our business and harming our financial condition.

We have in the past and may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not such acquisitions are completed. In addition, we have limited experience in acquiring other large businesses. We may not successfully identify desirable acquisition targets, or if we acquire additional businesses, we may not be able to integrate them effectively or obtain the expected benefits of the acquisition on a timely basis or at all. Since our prior acquisitions have primarily focused on smaller companies, our ability to acquire and integrate a larger company is untested. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, as well as unfavorable accounting treatment and exposure to claims and disputes by third parties, including intellectual property claims, indemnification claims, regulatory claims and earn-out obligations, which may not currently exist and cannot be accurately predicted. We may also not generate sufficient financial returns to offset the costs and expenses related to any acquisitions. In addition, if an acquired business fails to meet our expectations, our business, financial condition, cash flows and results of operations may suffer. Further, regulators may scrutinize our proposed business combinations and acquisitions given the regulatory landscape in which we operate, and regulatory approvals may be required for the completion of certain business combinations or acquisitions. We may be unable to pursue the opportunities which would be beneficial to our business, which would be harmful to our business and financial condition.

Covenants in our credit agreements could restrict our operations, and failure to comply could adversely affect our financial condition.

Our existing revolving credit facility agreement contains, and other borrowing arrangements may contain, restrictive covenants that, among other things, impose minimum liquidity and tangible net worth requirements and limit our ability to dispose of assets, make acquisitions or investments, incur additional indebtedness or liens, pay distributions to shareholders, or enter into certain related-party transactions. These agreements also require us to maintain specified capitalization levels and financial ratios. Such restrictions may limit our operational and financial flexibility, including our ability to raise additional debt to support our liquidity position.

A breach of these covenants, including as a result of events beyond our control, could constitute an event of default, permitting our lenders to accelerate all outstanding obligations and, where applicable, proceed against pledged collateral. If our indebtedness were accelerated and we lacked sufficient liquidity to satisfy our obligations, our business, financial condition, and results of operations would be materially adversely affected. For a description of the revolving credit facility from June, 2025, see “Item 5.B. Liquidity and Capital Resources—Debt.”

We may not be able to obtain adequate insurance to cover all known risks and our insurance policies may not be sufficient to cover all claims.

We currently carry insurance in connection with our business, including directors’ and officers’ liability insurance, cyber liability insurance, comprehensive crime insurance and professional liability insurance. We have limited business interruption insurance to compensate for losses that could occur. We do not maintain cryptoasset crime insurance, general product liability insurance or key-person insurance. Our insurance coverage for certain cyber incidents (including those compromising cryptoassets) is limited and does not cover the extent of loss nor the nature of such loss, in which case we may be liable for the full amount of losses suffered, which could be greater than all of its assets.

We are growing rapidly and our insurance coverage may not be sufficient to protect us from any loss now or in the future and we may not be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. In addition, as a public company, we will be required to increase our directors’ and officers’ liability insurance, which may be costly. Further, because of the nature of our business, insurers may be reluctant to insure our business, which would require us to bear all losses with respect to claims we receive. Our inability to obtain and maintain appropriate insurance coverage, could cause a substantial business disruption, adverse reputational impact and regulatory scrutiny. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, cash flows and results of operations could be materially and adversely affected.

If our estimates, assumptions and/or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of consolidated financial statements in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. We regularly assess these estimates; however, actual amounts could differ from those estimates. Significant assumptions and estimates used in preparing our consolidated financial statements include fair value of share-based payment transactions, income taxes and accounting for cryptoassets, including, without limitation, the treatment of cryptoassets held in custody on behalf of our users and accounted for as off-balance sheet for the purpose of our consolidated financial statements. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the value of our Class A common shares.

The estimates of market opportunity and forecasts of market growth included in this annual report may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

The estimates of market opportunity and forecasts of market growth included in this annual report may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this annual report.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users covered by our market opportunity estimates will become a user or generate any particular level of revenues for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance and perceived value associated with our products and services. Even if the markets in which we compete meet the size estimates and growth forecasted in this annual report, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this annual report should not be taken as indicative of our future growth.

Key business metrics and other estimates are subject to inherent challenges in measurement, and our business, financial condition, cash flows and results of operations could be adversely affected by real or perceived inaccuracies in those metrics.

We regularly review key business metrics, including Funded Accounts and other measures to evaluate growth trends, measure our performance and make strategic decisions. These key metrics are calculated using internal company data and have not been validated by an independent third party. Additionally, we may calculate and publish certain key business metrics using third-party data. While we believe the third-party data we have used or may use in the future is reliable, we have not independently verified and may not in the future independently verify the accuracy or completeness of the data contained in such sources and there can be no assurance that such data is free of error. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in such measurements. If we fail to maintain an effective analytics platform, our key metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies.

Our key business metrics may also be impacted by compliance or fraud-related bans, technical incidents, or false or spam accounts in existence on our platform. We regularly deactivate fraudulent and spam accounts that violate our terms of service and exclude these users from the calculation of our key business metrics; however, we may not succeed in identifying and removing all such accounts from our platform. Additionally, users are not prohibited from having more than one account and our Funded Accounts metric may overstate the number of unique users who have registered an account on our platform as one user may register for, and use, multiple accounts with different email addresses, phone numbers, or usernames. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation could be significantly harmed, the trading price of our Class A common shares could decline and we might be subject to shareholder litigation, which could be costly.

We may change our key business metrics from time to time, which may be perceived negatively by investors or analysts. Given the rapid evolution of the markets in which we operate and our revenue sources, we regularly evaluate whether our key business metrics remain meaningful indicators of the performance of our business. In the future, we may make additional changes to our key business metrics, including eliminating or replacing existing metrics. Further, if investors or the media perceive any changes to our key business metrics disclosures negatively, our business, operating results, and financial condition could be adversely affected.

Risks Related to Our Legal and Regulatory Environment

Our business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, financial condition, cash flows and results of operations.

The regulatory landscape in the jurisdictions in which we are regulated or serve users, such as the European Economic Area (the “EEA”), the U.K., Asia, Australia, Seychelles, the United Arab Emirates (the “UAE”), the United States, Singapore and in additional jurisdictions in which we are currently seeking to become licensed or in which we otherwise have users, includes extensive laws, rules and regulations with which we are required to comply, along with supervision and enforcement by various governmental, regulatory, and enforcement bodies and self-regulatory organizations (“SROs”), each of which could restrict our business practices. These laws, rules and regulations govern all aspects of our business and include, or might in the future include, those relating to all aspects of the securities industry, financial services, money transmission, the source of funds/assets, marketing (including social features), servicing, foreign exchange, payments services (such as payment processing and settlement services), cryptoassets, trading in shares and fractional shares, fraud detection, consumer protection, AML, CTF, APF, Travel Rule, dormant accounts, sanctions regimes and export controls, data privacy, data protection, data security and resilience, digital services provision, as well as climate risk and environmental impact (including applicable disclosure requirements). See “Item 4.B. Business Overview—State of Regulation” for specific legislative and regulatory schemes we are subject to. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, cryptoassets and related technologies. Consequently, they may not contemplate or address unique issues associated with our business, are subject to significant uncertainty and vary widely across jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of certain areas of our business requires us to exercise our judgment as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent government bodies and/or regulators are of the view or conclude that we have not complied with such laws, rules and regulations, we may be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, customer redress and other regulatory consequences. In addition, regulators have imposed restrictions and conditions on the licenses held by us, and may in the future, impose further restrictions or conditions, limiting the extent and type of business which certain of our subsidiaries may conduct. Any imposition of additional requirements by regulators could materially negatively impact our business operations or our prospects for business expansion. We have devoted, and will continue to devote, substantial costs and resources to meeting our heterogenous and dynamic regulatory obligations, including procuring automated solutions, enhancing our systems, procedures and controls, hiring knowledgeable employees, engaging with external legal counsel and providing them with adequate resources to respond to heterogenous and possibly conflicting regulatory requirements, in order to maintain our compliance obligations.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative, executive, and judicial bodies in the markets in which we operate, or markets which we may enter into in the future, may, and some are expected to, change existing laws and regulations, adopt new laws and regulations, and/or issue new interpretations of existing laws and regulations may be issued by such bodies or the judiciary. Such developments may adversely impact the development or provision of financial products or services, including by negatively impacting securities and cryptoassets markets as a whole and by impacting our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer and how we market them, requiring changes to our compliance and risk mitigation measures, exposing us to heightened scrutiny and increasing penalties for violations, imposing new licensing requirements, or imposing a total ban on certain activities, including, but not limited to, a ban on cryptoasset transactions, or contracts for difference, as has occurred in certain jurisdictions in the past.

For example, in the EEA, MiCA, which establishes a comprehensive European regulatory framework for cryptoassets, came into full effect on December 30, 2024. See “Item 4.B. Business Overview—State of Regulation.” We expect to continue to incur significant costs in connection with ongoing MiCA compliance. Similarly, the United Kingdom is implementing a comprehensive regulatory regime for cryptoassets, and the Australian Securities and Investments Commission (“ASIC”) has proposed a new licensing framework for cryptoasset service providers under the Corporations Act. In addition, pursuant to recommendations from FinCEN and the Financial Action Task Force, the United States and several international jurisdictions in which our subsidiaries operate have imposed the Funds Travel Rule and the Funds Transfer Rule (collectively, the “Travel Rule”) on financial service providers in the cryptoeconomy. We may incur significant costs to implement and comply with the Travel Rule and could face penalties for non-compliance or lose customers if compliance measures negatively affect their experience. In the United States, various states have recently proposed or are implementing additional licensing and regulatory requirements for entities that engage in cryptoasset-related business activities or offer cryptoasset trading to retail investors. Such requirements may strain our resources, make it difficult to operate in certain jurisdictions, and could force us to limit or cease operations where the regulatory environment precludes us from competing effectively. At the federal level in the U.S., the GENIUS Act, signed into law on July 18, 2025, establishes federal oversight of payment stablecoins and their issuers and may impose obligations on intermediaries that offer, distribute, or custody payment stablecoins, which could increase our compliance costs or require changes to the stablecoin-related services we provide. While we are not a payment stablecoin issuer, we facilitate the trading, holding, and transfer of payment stablecoins, including stablecoins that may be subject to regulation under the GENIUS Act, on our platform. Compliance with the Genius Act by the relevant issuers could affect the availability, functionality, or terms on which such stablecoins are offered on our platform. The CLARITY Act would allocate regulatory authority over cryptoassets between the SEC and CFTC and create a provisional registration regime, passed the U.S. House of Representatives on July 17, 2025 and is under consideration by the U.S. Senate. We anticipate that, if adopted, the CLARITY Act could require us to become separately regulated by the CFTC. More generally, the enactment or implementation of these or similar measures could require us to register under new regulatory regimes, restructure or discontinue certain product offerings, and incur materially increased compliance costs. We may also be adversely affected by evolving regulatory standards relating to suitability, fiduciary and best interest obligations, supervision, sales practices, and best execution as applied to our business. As we continue to grow rapidly and add additional services and asset classes to our platform, as well as expand our operations to additional countries and jurisdictions, we will face increasing regulatory demands, and we may have difficulty complying with our current or future regulatory obligations. Any changes to such regulations, implementation of new regulations or enforcement of regulations which we are subject to may require expenditure of significant time and resources on a one-off and ongoing basis, and could have a material adverse impact on our business, financial condition, cash flows and results of operations. Failure to comply with any regulations may result in fines, negative publicity and reputational harm and restrictions on our activities, among other sanctions, which would materially impact our business, including financially and/or reputationally.

Moreover, certain of the products and services offered by us or which we intend to offer are or may be considered complex with respect to their provision to retail users and additional compliance obligations apply to such products. For example, in the U.K. and the EEA and Australia, we are obligated to assess the “target market” for, and “appropriateness” of, complex products (for instance contracts for difference and other leveraged/margin based financial products) for our users, even where they are sold on an “execution-only basis.” We are also obligated to perform a “suitability” assessment for our CopyTrading and Smart Portfolio services. Any potential changes to existing requirements concerning appropriateness or suitability may require enhancements to our existing systems and processes, which may lead to increased compliance costs or negatively impact the proportion of addressable users. Further, regulators in the EEA, the U.K., Australia and in some other jurisdictions in which we are regulated or serve users have imposed prohibitions or restrictions on, or applied greater scrutiny to, the marketing, distribution and sale of complex products, such as margin and leveraged products, derivatives and contracts for difference and services to retail users given the inherent risks for users due to the sophisticated nature and volatility of these products which will have a significant impact on our business. For example, ASIC commenced civil proceedings against our Australian subsidiary, eToro AUS Capital Ltd., alleging that it contravened Australia’s law requiring financial institutions to adopt, implement and monitor a target market determination for complex products (specifically, contracts for difference). ASIC is seeking, among other forms of relief, pecuniary penalties as the court determines to be appropriate. The proceedings are ongoing and the outcome could have adverse impacts on our financial position and reputation in Australia, create the potential for a class action lawsuit and for regulators in other jurisdictions to rely on the outcome of this proceeding to support their own actions against us. In addition, the Cyprus Securities and Exchange Commission (“CySEC”) has also made inquiries in connection with potential breaches of eToro (Europe) Ltd.’s product governance (including “target market” determinations), appropriateness and suitability obligations in respect of our contracts for difference offering to retail users. We have also restricted the offering of contracts for difference in certain jurisdictions, including for example in Spain and Belgium, in light of the positions taken by local regulators. Additionally, under MiCA in the EEA, we are subject to enhanced conduct of business rules for cryptoasset services. These include mandatory suitability assessments for portfolio management services with respect to cryptoassets. Regulators have and may continue to take views on the regulatory treatment of certain of our products and services which may not align with how we have interpreted the relevant regulatory requirements. In each case, any such measures could expose us to regulatory action, including fines, license revocation, or reputational harm and may have a material adverse effect on our business, financial condition, cash flows and results of operations. Any future regulations may affect the availability of our products and materially and adversely affect our business.

We implement and maintain policies, procedures and controls intended to promote compliance with AML, CTF and APF (including KYC), Travel Rule, anti-bribery and corruption and sanctions laws. However, these laws may change in the jurisdictions in which we are regulated or serve users, which could lead to new regulatory or legal requirements. We regularly review, assess and, where required, enhance policies, procedures and controls, including in response to changes in such laws. KYC checks are reliant on users providing true and accurate information and whilst we have policies, procedures and systems and controls in place to verify the identity of our users and check the veracity of KYC information (including periodically refreshing KYC as well as users being subject to ongoing monitoring, using a risk based approach), our ability to meet our AML, CTF and APF obligations may be adversely affected by bad actors seeking to purposefully provide false information, thereby increasing our potential exposure to money laundering, terrorist financing and/or proliferation financing risk, which could lead to sanctions, cease and desist orders or other civil or criminal penalties and censures which could significantly and adversely affect our continued operations and financial condition. See “—We are required to comply with certain laws related to sanctions, fraud, AML, CTF, APF and anti-bribery and corruption.”

Regulatory challenges may arise as a result of geopolitical changes or from changes to laws and regulations, including with respect to cryptoassets. Many of the regulations we are governed by are intended to protect the public, our users and the integrity of the markets and not necessarily our shareholders.

Moreover, our subsidiaries engage in cross-selling to our users of certain products and services offered by other of our subsidiaries. Any changes in laws, regulations, regulatory interpretations or approaches which preclude, restrict or require any changes to such intra-group cross-selling arrangements could have a material adverse effect on our business, financial conditions, cash flow and results of operations. In addition, we rely on certain of our subsidiaries to provide services to users on a cross-border basis in jurisdictions where we do not have a local presence. Regulators may object to these arrangements. This could limit our ability to grow or continue to operate our business in certain jurisdictions, reduce revenues in a particular jurisdiction, negatively impact our relationships with regulators, expose us to the risk of regulatory fines, penalties and sanctions, or render our contracts with our users unenforceable.

We are in the process of obtaining and/or activating licenses and registrations, including with respect to cryptoassets, in certain jurisdictions, as well as opening representative offices in a number of localities in which we currently operate on a cross-border basis. While eToro entities already hold certain licenses in a number of jurisdictions globally, eToro entities may, however, be required to temporarily or permanently cease or reorganize their offerings in certain jurisdictions, including the E.U., in which we currently operate on a cross-border basis under passporting arrangements rather than through locally established and licensed entities.  Such additional licenses, reorganizations, temporary or permanent cessation of our offerings could have a material adverse effect on our business, financial condition, cash flows and results of operations and reputation. In addition, there is no guarantee that the relevant eToro entities will be granted licenses, registrations or variations to existing licenses in respect of the applications it has filed or otherwise intends to or is in the process of obtaining, or that such licenses, registrations or variations will be granted without conditions or other restrictions.

In addition, certain services such as our staking programs, are available on our platform and wallets, but are currently unavailable to users in certain jurisdictions/states on the basis of regulatory restrictions. In order to ensure users in such jurisdictions cannot access such assets and staking programs, we have systems in place to identify the geographical location of each user’s IP address at the user registration stage. However, there is no guarantee that such systems and controls will be entirely effective. In the event such systems and controls are inadequate, or deemed by a regulator to be inadequate, and we are directed to restrict the access of users to products that are permitted in their jurisdiction, we could be exposed to regulatory action, which may result in fines, negative publicity and reputational harm and restrictions on our activities, among other sanctions, which would materially impact our business, including financially and/or reputationally.

Finally, certain regulatory authorities limit the ability of third parties to acquire more than 9.99% of our issued share capital or voting power unless the acquiring shareholder has been granted a license by such regulatory authorities or such ownership is otherwise approved. Our Amended and Restated Memorandum and Articles of Association (the “A&R memorandum and articles”) include various provisions designed to help implement these restrictions, which may impact our ability to access the equity capital markets in the future and impact the ability of our shareholders to sell large portions of their common shares.

Regulators worldwide frequently study each other’s approaches to the regulation of complex investment products and cryptoassets. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated elsewhere, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes. In addition, although we have policies and procedures in place for determining the characterization of cryptoassets and the offering of complex investment products and cryptoassets to retail investors, such policies and procedures may not be fully effective in mitigating our risk exposure.

The complexity of the international and U.S. federal and state regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brand and business and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis concluding that certain products and services are currently unregulated, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory and legal scrutiny which could lead to sanctions, cease and desist orders, or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

We are required to comply with certain laws related to sanctions, fraud, AML, CTF, APF and anti-bribery and corruption.

We are required to comply with aspects of laws and regulations imposed, administered and enforced by regulatory authorities around the world related to sanctions, fraud, AML, CTF, APF and anti-bribery and corruption requirements (for example, the U.S. Foreign Corrupt Practices Act 1977 and the U.K. Bribery Act 2010). The geographic span of our operations and user base increase the risk that our activities may be found to be non-compliant with these requirements. Because of our large user base, the diverse suite of our services and products and because the AML, CTF, APF, Travel Rule and sanctions laws are complex and constantly changing, monitoring compliance requires significant resources and technical capabilities. Furthermore, the increasing sophistication of financial crimes could limit our ability to detect unlawful transactions. If we were to be found to have violated sanctions, fraud, AML, CTF, APF laws, Travel Rule, or anti-bribery and corruption laws, directly or indirectly or even inadvertently, this could have substantial negative consequences for our business. This could include, for example, us becoming subject to government investigations (and incurring costs in relation to such proceedings), substantial criminal and civil penalties, revocation, suspension, restriction or variation of conditions of our operating licenses, litigation, loss of commercial and banking relationships and harm to our business and reputation. Our ability to comply with the AML, CTF, APF, Travel Rule and sanctions laws is predominantly dependent on our user identification, KYC, transaction monitoring and screening and reporting capabilities. Although we have implemented policies, procedures and controls to promote compliance with sanctions, fraud, AML, CTF and APF laws and anti-bribery and corruption laws and are in the process of implementing the Travel Rule, we have in the past dealt with sanctioned persons (and there is a risk we may still be doing so and will continue to do so in the future) and there is no guarantee that our controls will ensure compliance at all times and in all cases. There also can be no assurance that our employees or agents will not violate such laws and regulations and a failure by us or our employees or agents to comply with such laws and regulations and subsequent judgment or settlement against us under these laws could subject us to monetary penalties, damages and/or have a significant financial and reputational impact. Moreover, as a result of the Russian invasion of Ukraine, the E.U., the U.K., the United States and other jurisdictions have imposed wide-ranging sanctions on Russia and Belarus and persons associated with Russia and Belarus. There can be no certainty regarding whether such governments or additional governments will impose further sanctions, or other economic or military measures against Russia or Belarus (or other jurisdictions). Our risk-based sanctions and AML, CTF and APF compliance programs include monitoring of IP addresses to identify prohibited jurisdictions, as well as the monitoring of blockchain addresses that are prohibited or that otherwise are believed by us to be associated with prohibited persons or jurisdictions. Nonetheless, there can be no guarantee that these measures will prevent all breaches of AML, CTF, APF and sanctions requirements. In particular, the nature of the blockchain and of our services makes it more difficult in all circumstances to prevent transactions with particular persons or addresses, and we may be inadvertently and without knowledge directly or indirectly engaging in transactions with, or for the benefit of, sanctioned persons. Sanctions, including sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.K. can often be enforced on a “strict liability” basis, meaning we may be held responsible for transactions with sanctioned persons even if we have no knowledge that a particular counterparty is sanctioned. If it is determined that we have transacted with sanctioned persons, even inadvertently, we may suffer reputational harm, be forced to pay fines or penalties and have increased costs associated with governmental inquiries and investigations, any one of which could adversely affect our business, financial condition, cash flows and results of operations.

We offer and intend to continue developing innovative products and services, including our non-custodial wallet, tokenized asset offerings, perpetual futures contracts, that rely on blockchain protocols, smart contracts, and related technologies. The legal and regulatory framework governing these products and services - including the rights and obligations arising from smart contract interactions and the extent to which such activities constitute regulated activity and the classification of such activities, is uncertain and rapidly evolving and may vary from one jurisdiction to another. Depending on their classification, these products may be subject to licensing requirements, product intervention measures, or outright prohibitions that vary by jurisdiction. Failure to correctly classify such instruments or to comply with applicable regulatory requirements could expose us to enforcement actions, fines, civil liability to investors, and reputational harm.

Further, our interaction with blockchain-based applications, and the interaction of other network participants with smart contracts or assets could expose us to legal, reputational, operational, and regulatory risks. Although we do not operate or control these third-party protocols, our role in facilitating user access to them may create an expectation by users, regulators, or courts that we bear some degree of responsibility for the security, suitability, or performance of the protocols accessible through our interface. Regulators in multiple jurisdictions are actively developing frameworks to address the liability of intermediaries that provide access to decentralized finance services, and we may become subject to obligations regarding due diligence, disclosure, suitability assessment, or product governance in connection with DeFi protocols accessible through our non-custodial wallet. While we have implemented compliance policies and procedures, including geofencing, designed to monitor and ensure compliance with applicable laws and regulations, there can be no assurance that such measures will be sufficient to prevent violations or non-compliance.

Further, operating non-custodial wallets, digital payments, e-money and trading services brings the risk of criminals abusing our products and services. For example, there have in the past been instances of criminal organizations opening fraudulent eToro Money accounts which enabled the laundering of illicit funds and instances of eToro users misusing the Pro Investor program by fraudulently copying each other’s positions to increase the fees they might receive. To date these instances have occurred infrequently. There can be no assurance that our systems will be able to detect or prevent all illicit activities in the future, and failure to prevent such activities could result in significant financial losses, fines, damages, consumer redress exercises, litigation, legal and regulatory sanctions and damage to our reputation, which in turn could have a material adverse effect on our business, financial condition, cash flows and results of operations.

See “Item 4.B. Business Overview—State of Regulation” for further detail on the relevant AML, CTF, Travel Rule and APF regulations we are subject to.

We have been subject to regulatory inquiries, audits, examinations, investigations, actions and settlements and we expect to continue to be subject to such proceedings in the future, which could cause us to incur substantial costs, require us to change our business practices in a materially adverse manner and may be damaging to our reputation.

From time to time, we have been and currently are subject to regulatory inquiries, audits, examinations, investigations, actions and settlements, and, given the highly regulated nature of the sectors in which we operate and the novelty of the cryptoasset industry, we expect that we will be subject in the future to further legal and regulatory examinations and investigations and enforcement actions arising out of our business practices and operations, conducted by regulatory or other governmental bodies including, by way of example, CySEC, the U.K. Financial Conduct Authority (the “FCA”), ASIC and the SEC, among other authorities. These regulatory inquiries, audits, examinations and investigations have in some instances in the past and might in the future lead to lawsuits, arbitration claims, enforcement proceedings and class actions, as well as other actions and claims, that result in injunctions, fines, penalties and monetary settlements. For example, in September 2024, eToro USA LLC entered into a settlement agreement with the SEC resulting in a civil penalty and changes to our U.S. cryptoasset offering (see “—If we fail to comply with applicable laws, rules and regulations” for further detail). See “—If we fail to comply with applicable laws, rules and regulations, including if we fail to adapt our business to new laws and regulations that are promulgated from time to time, there is a high degree of risk that we would be subject to disciplinary actions, customer redress, fines and loss of licenses to provide our services, which may prevent us from serving users in certain jurisdictions.”. See “—Our business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, financial condition, cash flows and results of operations” and “—We are subject to risks relating to litigation (including class actions), claims and potential liabilities under laws and regulations applicable to financial services, including enforcement actions, investigations and examinations of regulatory authorities in jurisdictions in which we are regulated or serve users or have users.” Moreover, in October 2018, after previous correspondence with the Ontario Securities Commission (the “OSC”), the OSC issued a notice of hearing for our subsidiary, eToro (Europe) Ltd.’s, trading in securities without complying with Ontario’s securities law related to licensing. As a result, we paid an administrative penalty and ceased providing services in Canada without prejudice to our right to resume services in Canada subject to obtaining appropriate licenses in the future.

These and other proceedings inquiries, audits, examinations, investigations and other regulatory matters, might subject us to fines, penalties and monetary settlements, customer redress exercises, harm our reputation and brand, require substantial management attention, result in additional compliance requirements, result in certain of our subsidiaries losing their regulatory licenses or ability to conduct or offer certain services or business in some jurisdictions, increase regulatory scrutiny of our business, restrict our operations or require us to change our business practices, require changes to our products and services, require changes in personnel or management, delay planned product or service launches or development, limit our ability to acquire other complementary businesses and technologies, or lead to the suspension or expulsion of our broker-dealer or other regulated subsidiaries or their officers or employees.

If we fail to comply with applicable laws, rules and regulations, including if we fail to adapt our business to new laws and regulations that are promulgated from time to time, there is a high degree of risk that we would be subject to disciplinary actions, customer redress, fines and loss of licenses to provide our services, which may prevent us from serving users in certain jurisdictions.

Failure to obtain, qualify for, maintain or comply with the authorizations, approvals, licenses, permits or the regulatory frameworks established in each of the jurisdictions in which we and our subsidiaries are regulated, serve users or market our products and services gives rise to a number of significant risks, including, but not limited to, the removal of permissions to operate, fines, customer redress and public censures. Given the increased regulatory attention on retail brokers, and in particular those offering cryptoassets and other complex products (including contracts for difference) for retail users, the risks of any of the foregoing occurring are high and would materially and adversely affect our business, financial condition, cash flows and results of operations. Non-compliance with laws and regulations, for example with respect to financial services licensing requirements, the marketing or providing of our products or services to users and consumer protection legislation in the jurisdictions in which our users reside, could affect the enforceability of our contracts. See “—We are subject to consumer protection regimes around the world, which impose restrictions on the way we market and distribute information about our products and services, set our requirements in relation to the fairness of terms with users and which may render our user terms unenforceable in whole or in part.” If regulators conclude that our marketing or financial promotions are not fair or clear, are misleading, are considered deceptive or abusive or that our conduct or our numerous third-party marketing partners’ conduct otherwise does not comply with applicable laws or regulations or that we have not complied with our AML, CTF, APF, Travel Rule or market abuse surveillance obligations, we may be exposed to significant criminal, administrative and civil penalties or other regulatory sanctions and we may be required to alter our marketing strategies in a manner which may impact the development of our business. For example, in July 2023, the Competition and Market Authority in Italy (Autorita’ Garante della Concorrenza e del Mercato) imposed a fine of €1.3 million on our subsidiary in connection with the marketing disclosures with respect to zero commission or zero fee services. In addition, in the EEA we are subject to regulatory oversight by multiple jurisdictions by virtue of our reliance on the financial services passporting regime. Similarly, in the United States, we are subject to a significant amount of federal and state regulatory oversight, which requires that we obtain and maintain numerous federal and state registrations and licenses and subjects us to multiple, and at time parallel and duplicative, reporting obligations, audits, investigations and regulatory actions. Disparate regulatory requirements, such as licensing, marketing, product and reporting obligations constitute a significant regulatory and operational burden, may require that we modify our product offerings, or the manner in which they are marketed and sold, based upon the location of our EEA or U.S. users. Failure to maintain licenses or registrations in particular jurisdictions may require that we cease marketing or providing some or all products and services to users located in that particular jurisdiction. We may also be subject to litigation, investigations, fines, disgorgement of income, sanctions, damages and additional penalties or restrictions that could significantly harm our business. Additionally, in connection with providing our services in multiple currencies, we may face scrutiny from financial regulators if we incorrectly set our foreign currency exchange rates.

As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies and legal interpretations both of the jurisdictions in which we are regulated or serve users and those into which we offer and/or provide services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, cryptoassets and related technologies across jurisdictions often impose different, more specific, or even conflicting obligations on us, as well as broader liability. The complexity of the various regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brands and business and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis as to our compliance frameworks or concluding that certain products and services are currently unregulated, such compliance frameworks may be deemed to be insufficient or such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory and legal scrutiny which could lead to sanctions, cease and desist orders or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

Our business relies on various IT systems in order to provide and administer our products and services for our users. These systems may fail or otherwise encounter technical, issues, bugs or software errors (or similar) which result in us failing to comply with authorizations, approvals, licenses, permits or the regulatory frameworks to which we are subject. Any non-compliance could expose us to regulatory sanctions, litigation, investigations, fines and other penalties or restrictions that could harm our business and reputation.

We may be unable to obtain or acquire additional licenses, registrations or other regulatory approvals which may be required for our business, or be unable to do so without changes to our business model, which may prevent us from servicing users in certain jurisdictions. For example, the Federal Financial Authority in Germany (Bundesanstalt für Finanzdienstleistungsaufsicht) rejected our application to provide cryptoasset custody and cryptoasset trading services in Germany, which has resulted in the ongoing wind-down of certain products and services in Germany. In this instance, we were able to mitigate the impact to clients by transferring certain assets to local providers for an interim period until the activation of our CASP license, however, in the future, we may be unable to source alternative providers and arrangements to mitigate the adverse impacts arising from such regulatory action.

Although we have compliance programs in place as well as compliance and risk management policies and procedures to deal with these dynamic regulatory obligations, we cannot guarantee that such compliance programs policies and procedures will ensure compliance at all times and in all cases, with all applicable laws, rules, regulations and guidance including in identifying or mitigating compliance and risk exposure in all markets or against all types of risk, in particular in jurisdictions with outcomes-based regulation. While we have devoted significant resources to develop our compliance and risk management policies and procedures and will continue to do so, there can be no assurance these are sufficient, especially as our business is growing rapidly and the regulatory landscape is constantly evolving. We are, and have been, in dialogue with certain regulators relating to compliance with applicable regulations. While we continue to review and enhance our compliance programs, regulators are likely to continue scrutinizing our operations for compliance with applicable regulations and may take issue with the manner in which we provide or market, or have provided or marketed, our services and products in the relevant jurisdiction. Furthermore, regulators may scrutinize certain practices or procedures across the industries or markets in which we operate, and could issue new regulatory guidance for all industry participants that would also require us to materially change our business practices. Regulators frequently reach out to firms, including in connection with thematic and industry wide reviews, and given our relatively high profile in the sector, we expect to be part of such regulatory outreach where relevant to our business. The result of any regulatory scrutiny or new regulatory guidance may be, for example, regulatory enforcement action, imposition of fines, certain of our subsidiaries losing their regulatory licenses or ability to conduct business in some jurisdictions, changes to our business model or ceasing to do business in particular jurisdictions or in relation to particular products or services, which may have a material impact on our business. Further, any enhancements we make to our compliance programs may prove to be ineffective and may not shield us from liability for actual or perceived breaches of applicable regulatory obligations.

Regulatory investigations and settlements could cause us to incur additional expenses or change our business practices in a manner material and adverse to our business and could significantly damage our reputation. In the past, when such risks have materialized, we have been required to pay fines and update our products and services or restrict access to such products and services, or otherwise reorganize or discontinue all or part of our business in specific jurisdictions with a view to compliance with applicable regulations or enforcement actions. For example, on September 12, 2024, eToro USA LLC entered into a settlement agreement with the SEC, a result of which eToro USA LLC limited its cryptoasset trading offering in the United States to spot trading of bitcoin, bitcoin cash and ether. It is possible that we will be required to update or restrict access to our products and services again in the future, or otherwise reorganize or discontinue elements of our business in particular jurisdictions. Subsequently, in light of the evolving guidance from the SEC, including statements and actions of the SEC’s Crypto Task Force and SEC Chairman Atkins indicating their views that certain cryptoassets previously treated as securities may not constitute securities under the federal securities laws, eToro USA LLC expanded its U.S. cryptoasset offering over the course of 2025 to over 100 cryptoassets and re-introduced additional features such as staking services. There can be no assurance that the current U.S. regulatory environment will persist, and any reversal of, or changes to, the SEC’s guidance regarding the status of cryptoassets under the federal securities laws could require us to again restrict, suspend or discontinue trading in some or all of the cryptoassets currently available to our U.S. users, which could have an adverse effect on our business, financial condition, cash flows and results of operations.

We are subject to consumer protection regimes around the world, which impose restrictions on the way we market and distribute information about our products and services, set our requirements in relation to the fairness of terms with users and which may render our user terms unenforceable in whole or in part.

We have seen increasing focus on consumer protection globally. For example, the U.K. implemented a “consumer duty,” which remains a key priority under the FCA’s 2025-2030 Strategy, and as part of its Saving and Investments Union Strategy (formerly the Capital Markets Union Action Plan) the European Commission published its Retail Investment Strategy (“RIS”) and retail investor package in May 2023. The Australian financial services regime specifically requires firms to take a consumer-centric approach to product design and take reasonable steps to ensure financial products reach the consumers in the target market for those products. U.S. federal and state laws also broadly prohibit unfair competition and unfair, deceptive and abusive acts and practices. These consumer-focused regulations impose requirements on us in the way we market and offer our products around the world. These requirements are costly to maintain and difficult to enforce in the many jurisdictions in which we are regulated or serve users.

Further, there has been, and may continue to be, a trend towards “outcomes-based” and guidance-driven regulations in many of the material jurisdictions where we are directly regulated. That is, instead of, or in addition to, determining compliance by reference to whether a regulated firm has taken relevant steps or implemented certain processes, regulators are now assessing compliance by reference to whether firms actually deliver good outcomes for retail clients. The increased focus on outcomes may also result in subjectivity of interpretation and application, meaning it could be unclear to us how regulators will determine if we have satisfied our obligations. We have in the past, and may in the future, be subject to regulators in different jurisdictions forming differing views as to whether we have delivered good outcomes for our users, despite adopting the same or substantially similar approaches to compliance with the obligations in each respective jurisdiction. Compliance with differing jurisdictions’ interpretations of regulations can be costly, time consuming and adversely affect our business, financial condition, cash flows and results of operations.

In addition, our agreements with users will be subject to broad consumer protection rules in various jurisdictions, which may impact the enforceability of certain terms of user agreements or the user agreements as a whole. In addition, courts, regulators and other government agencies may have broad powers under consumer protection rules. For example, in the U.K., the Consumer Rights Act 2015 provides that a consumer may challenge a term in an agreement on the basis that it is “unfair” and is therefore not binding on the consumer (although the rest of the agreement will remain enforceable if it is capable of continuing in existence without the unfair term) and provide that a regulator may take action to stop the use of terms which are considered to be unfair. Contraventions or alleged contraventions of such consumer protection rules in various jurisdictions applicable to us may result in litigation, unenforceable user terms, customer redress exercises and monetary settlements.

Failure to comply with best execution requirements or changes to regulatory frameworks governing best execution practices could result in penalties or adversely affect our business.

As a result of our licensing profile, we are subject to “best execution” requirements under applicable regulations in multiple jurisdictions, for some of the products we offer. Requirements vary between different jurisdictions and may, for example, require us to obtain the best reasonably available terms for users’ orders or to take sufficient steps to obtain, when executing orders, the best possible results for clients. We may, for example, be required to use reasonable diligence so that the price to the user is as favorable as possible under prevailing market conditions, taking into account, among other things, the character of the market for the security, the size and type of the transaction, the number of markets checked, accessibility of quotations and the terms and conditions of the order as communicated by the user. In such cases, although we are not required to examine every user’s order individually for compliance, we must undertake regular and rigorous reviews of the quality of our user order execution. We face the risk of investigations or penalties in the future related to our best execution practices. We might also be adversely affected in the future by regulatory changes related to our obligations with regard to best execution. There is a risk that regulatory bodies may adopt additional regulation relating to best execution requirements as a result of heightened scrutiny or otherwise. Any such regulations could have a material adverse impact on our business and one of our significant sources of revenue. We may be penalized if we fail to comply with these requirements and these requirements might be modified in the future in a way that could harm our business.

We are required to manage sanctions-related risks posed by our users and third parties.

We are required to comply with applicable sanctions laws and regulations. Sanctions laws and regulations can change frequently and at short notice, and target new persons, sectors or countries. In the current geopolitical climate, there is a risk that sanctions laws will continue to evolve and further restrictions will be implemented, including in relation to jurisdictions such as Russia. Following Russia’s invasion of Ukraine in February 2022, significant new sanctions laws and regulations have been imposed by multiple jurisdictions on Russia and Belarus. We have also seen certain jurisdictions impose limited sanctions connected to certain persons in Israel. Any deterioration in the current geopolitical climate could see further changes in sanctions laws and regulations, which could lead to increased operational costs or resourcing being required across the business to address such matters.

Given changes to sanctions laws can be implemented with little to no notice, we are required to react quickly to any developments. This could include, for example, blocking accounts or halting trading in certain securities. In the event that we are required to take any such steps, it could lead to users or other parties alleging they have suffered loss and seeking to assert claims against the business, which would negative impact our financial condition. We have implemented policies, procedures and controls reasonably designed to promote compliance with applicable sanctions laws.

Since 2019, we have taken steps to close user accounts based in Russia or Belarus and halt trading in Russian securities. As of the date of this annual report, certain limited non-sanctioned users in Russia and Belarus remain open owing to the sanctions that have been imposed by the U.S. and other jurisdictions against Russian financial institutions. As a result of those sanctions, we have been unable to transfer funds belonging to those users to their financial institutions. All such accounts have been restricted, and no new deposits are accepted. While there is a risk that such users could become subject to sanctions, all such accounts are already effectively frozen. If any such users became subject to sanctions, we may be required to submit reports to applicable regulators and/or seek licenses to close such accounts, which may be time consuming and harm our reputation.

We may be subject to operational, regulatory and reputational risks related to our CopyTrader program and Smart Portfolios.

Our social features, specifically CopyTrader and Smart Portfolios, which allow users to follow and replicate the trading activities of other users or portfolios, respectively, may expose us to certain operational, regulatory and reputational risks. CopyTrader and Smart Portfolios require us to execute numerous simultaneous trades on behalf of users who have chosen to replicate the trading activities of such accounts or portfolios on our platform. The regulatory treatment of copy trading is inconsistent across the jurisdictions in which we are regulated or serve users and is subject to changing regulatory requirements and obligations. Regulatory changes in relation to social trading offerings may require us to change our products or business practices or obtain new licenses and authorizations and may adversely affect our business and financial results. It is also relevant that the approach taken to regulating copy trading services, including CopyTrader and Smart Portfolios, may differ in the jurisdictions in which we are regulated or serve users, which requires us to adapt how this service is provided based on where a particular user is located and, in turn, leads to us incurring significant costs to make this offering available globally or the imposition of restrictions of such services.

For example, ESMA has made several publications with respect to copy trading services, which sets out supervisory expectations with regard to firms’ compliance with relevant information requirements (including on marketing, costs and charges), product governance, suitability and appropriateness assessments, remuneration and inducements and additional elements. In the U.S., CopyTrader is currently only available on a limited basis and we may be required to suspend our offering of CopyTrader if FINRA does not approve a Continuing Membership Application we have filed in connection with the continued launch and operation of the CopyTrader service.

Compliance with regulations, and ensuring we are aware of new and upcoming regulations, is timely and costly, and failure to comply may lead to fines and penalties and customer redress, which would adversely affect our business, financial condition, cash flows and results of operations. See “Item 4.B. Business Overview—State of Regulation—Social Investing.”

Further, the complexities associated with executing large volumes of trades in real-time create significant operational challenges, including increased system demands, data processing requirements and the need for high-performance trading infrastructure. This includes where a large number of individuals copy the trading undertaken by a single “Pro Investor,” which creates a risk that there may be a large number of trades which fail to settle due to the volume of trades which need to be executed, as compared to the availability of that asset in the market. By extension, this could have broader impacts on market integrity. Users may therefore suffer losses while using these features and we may face increased user dissatisfaction, potential claims for financial losses and adverse publicity as a result. These products also involve significant reliance on the individual strategies of participating users, which may not be entirely transparent or predictable and exposes us to the risks of improper or unsuitable trading behavior, including trading behavior amounting to market abuse, by those whose strategies are followed or copied. In addition, ensuring that the CopyTrader service meets product governance requirements (including relating to target market determination), suitability requirements and appropriateness requirements relies on the relevant user being copied continuing to trade in a way which is consistent with our initial assessment of their portfolio, and our ability to have transparency over this.

The nature of “social trading” and the use of influencers may expose us to regulatory and reputational risks.

The social aspect of our platform exposes us to risks, some of which are similar to any other social media company. However, certain of these risks present unique risks given our financial services offering. Statements made by our users through our platform may be misleading or manipulative and could lead to abusive or disorderly trading and/or result in users entering into transactions that are not suitable for them. We may incur liability as a result of information received from third-parties made available through our platform or claims related to our products. Further, we moderate the content put out by our users on our platform in a manner consistent with laws, rules and regulations governing social media platforms, such as the Digital Services Act (the “DSA”) in Europe as well as other applicable laws, rules and regulations. Enforcement of the DSA has intensified, with the European Commission imposing its first significant fine under the DSA in December 2025 and initiating proceedings against several very large online platforms for, among other things, failures relating to advertising transparency and content moderation. While we are not designated as a very large online platform, the DSA imposes obligations on all online intermediaries, including content moderation, transparency and advertising disclosure requirements, and national Digital Services Coordinators may supervise our compliance. Violations of the DSA may result in fines of up to 6% of annual worldwide turnover.

In addition to our Pro Investor Program and our social network, we also work with a number of social influencers in connection with the marketing of certain of our products and services. Regulators, including the EEA and the FCA in the U.K., are taking targeted action against “finfluencers” who are found to be promoting financial services products illegally. For example, ESMA has published guidance directed at financial influencers, or “finfluencers,” reminding content creators that EU rules on investment recommendations and advertising, including under the Market Abuse Regulation, apply in full to online financial content, including content relating to cryptoassets. National competent authorities, including CONSOB in Italy, have reinforced this position and indicated that finfluencer activity will be supervised and enforced alongside traditional market conduct rules. Further, The RIS package introduces, among other things, provisions addressing the activities of financial influencers. Content published by users on our platform, including by Pro Investors whose strategies are copied by other users, could be determined by regulators to constitute investment recommendations subject to these requirements.

In addition, we work with third-party affiliates and partners who are based in a number of jurisdictions to promote our platform, including jurisdictions in which we are specifically licensed and/or authorized, as well as jurisdictions in which we are not specifically licensed or authorized where we rely on advice of counsel on the parameters of permissible cross-border business. See “—We operate, offer and market services in markets where the applicability of the regulatory framework can be unclear or open to interpretation in respect of certain of our products and services and where the regulatory parameters and enforcement approaches may change over time.” We may be negatively affected by the actions of the third-party affiliates and partners that act outside of the acceptable legal and regulatory parameters when promoting our platform. We may also be negatively affected should any bans or registration requirements be imposed on our use of such third-party affiliates and partners in any applicable jurisdiction.

Although we monitor the social activity of our users and the Pro Investors and the promotional activity of our third-party affiliates and partners, some actions they take may not be detected. In such circumstances, we may be subject to regulatory and other proceedings that might subject us to, among other consequences, fines, penalties and monetary settlements, any of which may harm our reputation and brand, require substantial management attention, customer redress, result in additional compliance requirements and in certain of our subsidiaries losing their ability to conduct business in some jurisdictions, increase regulatory scrutiny of our business, restrict our operations or require us to change our business practices, including how we market our products and services.

These and any new regulations, legislation or guidance imposed in connection with social trading, digital engagement practices or the marketing of financial products via social influencers, or the actions of social influencers or users who are deemed to be acting in violation of applicable laws, could require us to change our marketing or business practices, expose us to regulatory enforcement action, including fines, sanctions, penalties and prohibitions on the conduct of our business, and result in user complaints, litigation and negative publicity, any of which may adversely affect our business, financial condition, cash flows, results of operations and reputation.

Legislators and regulators in jurisdictions in which we operate have in the past, and may in the future, solicit comment from the public on proposed or adopted laws or regulations relating to use of “game-like” features, predictive analytics or other digital engagement features or practices in various services, including potential conflicts of interests that may arise as a result of such practices. If such laws or regulations are adopted in jurisdictions in which we operate and are deemed to apply to our products and services, we may be required to change the way in which we market our offering, which could materially adversely affect our business. Furthermore, we may be negatively affected by the actions of users that are deemed to be hostile or inappropriate by other users or by the actions of users acting under false or inauthentic identifies. In such events, we could suffer from user complaints, litigation and negative publicity.

In addition, we provide a variety of investment education and tools, including our CopyTrader and Smart Portfolio features and the “eToro Academy,” an education hub with free resources to improve users’ understanding of financial markets. We also operate the “eToro Club” for users with various tiers of membership. We do not consider these resources or tools to constitute inducement, investment advice or investment recommendations, but we cannot guarantee that such services would not be construed as constituting and inducement, investment advice or recommendations by users or regulatory agencies, which could require us to change the way in which we interact with our users, which may materially adversely affect our business.

We operate, offer and market services in markets where the applicability of the regulatory framework can be unclear or open to interpretation in respect of certain of our products and services and where the regulatory parameters and enforcement approaches may change over time.

We operate in certain jurisdictions, offer and market services or provide services to users in certain jurisdictions, in which we are not specifically licensed or authorized. We do so based on our management’s estimation of the legal and regulatory requirements in the relevant jurisdiction (including an assessment of the likelihood of enforcement action being taken against us). We may be subject to fines, penalties or otherwise forced to cease providing certain products or services should a local regulatory agency or other authority determine that our conduct is not in compliance with local laws or regulations, including marketing local licensing or authorization requirements. Further, we face similar risks should the regulatory environment in a jurisdiction change, including a circumstance where laws or regulations or marketing licensing or authorization requirements that previously were not in force come into force or where local views and understandings change. In certain jurisdictions, our determination takes into account advice sought from local counsel as to whether certain parts or the entirety of our business in such jurisdictions, or the products (including cryptoassets) and services that we market or offer to users in those jurisdictions, are subject to local marketing or licensing requirements or other regulations or are otherwise covered by our existing regulatory licenses. This legal advice is qualified by assumptions and those assumptions may turn out to be inconclusive or incorrect and subject to change. Furthermore, such legal advice applies only as of the date such decision was rendered. It is possible that the legal and regulatory framework informing such legal advice may change at any time. Our processes for refreshing this advice periodically may not identify relevant changes in laws and regulations immediately or in a timely manner. In addition, it is possible that a regulator may disagree with our interpretation of the applicability of a regulatory framework to our business or that our interpretation may be incorrect, in particular in circumstances where the underlying rules are unclear or subject to interpretation. Failure to comply with relevant licensing, registration or other regulatory requirements or regulations could lead to reputational damage to us, limit our ability to grow or continue to operate our business in certain jurisdictions, reduce revenues in a particular jurisdiction, negatively impact our relationships with regulators, expose us to the risk of regulatory fines, penalties and sanctions, or render our contracts with our users unenforceable.

For example, in March 2024, the Philippines Securities and Exchange Commission issued an advisory notice which, among other things, stated that we are not authorized to sell or to offer securities to the public in the Philippines. Following publication of such notice, we have ceased onboarding and have off-boarded of all users based in the Philippines. We have in the past been the subject of similar notices, or have been named as unlicensed entities, in other jurisdictions, and there can be no assurances that we won’t receive, or be the subject of, similar notices in the future from relevant securities regulators in the jurisdictions in which we are regulated or serve users. Such notices could lead to reputational damage to us, limit our ability to grow or continue to operate our business in certain jurisdictions, reduce revenues in particular jurisdictions, negatively impact our relationship with regulators, expose us to the risk of regulatory fines, penalties, or sanctions or render our contracts with our users unenforceable.

We are subject to risks relating to litigation (including class actions), claims and potential liabilities under laws and regulations applicable to financial services, including enforcement actions, investigations and examinations of regulatory authorities in jurisdictions in which we are regulated or serve users or have users.

The volume of claims (including disputes with users) and the amount of damages and fines claimed in litigation and regulatory proceedings, as well as the overall risk of class actions against financial services firms, has been increasing and may continue to increase, particularly following our initial public offering. For example, ASIC has commenced proceedings against eToro AUS Capital Ltd. in connection with the manner in which it has sold contracts for difference products in Australia. See “—Our business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, financial condition, cash flows and results of operations.” The amounts involved in the trades we execute, together with rapid price movements in certain assets can result in potentially large damage claims in any litigation resulting from such trades or other products or services provided by us. Due to our large user base, class action lawsuits against us may claim large monetary damages, even if the alleged per user harm is small or nonexistent. The social networking aspect of our platform enables our users to communicate with each other regarding their trades on our platform, which could lead to amplification of complaints or coordination between users. If many of our users lose money, they may share this fact on our platform and other social networks, which could result in increased regulatory scrutiny. Dissatisfied users, regulators or SROs may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and these claims may increase as our business continues to expand. This increased scrutiny may be costly and time-consuming and may divert our resources from other business priorities. In addition, the outcome of any proceedings against us may cause or otherwise encourage other regulators, users or otherwise to take action against us, including regulatory investigations and litigation. Further, outcomes in any regulatory actions may be followed closely by other jurisdictions in which we are regulated or serve users, heightening the risk for additional regulatory inquiries.

Even if we prevail in any litigation or enforcement proceedings against it, we could incur significant legal expenses, expend significant resources and divert management attention in order to handle such claims, even those without merit. Moreover, because even meritless claims can damage our reputation or raise concerns among our users, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding or investigation against us, or an adverse resolution of any such matter could have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations.

Further, we are subject to ongoing examinations, audits, inquiries, oversight and reviews by financial services regulators, including the FCA, CySEC and ASIC, each of which have broad discretion to audit and examine our business, as well as U.S. federal and state regulators, including the SEC, the CFTC, Financial Crimes Enforcement Network (“FinCen”) and SROs, such as FINRA. For example, CySEC has initiated enquiries to eToro Europe with respect to various aspects of our operations, services and products. See “—Our business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape” and “—We have been subject to regulatory inquiries, audits, examinations, investigations, actions and settlements” for further detail.

In the United States, eToro USA Securities Inc., our registered broker-dealer subsidiary, is subject to regulation and examination by the SEC and FINRA. As part of its regulatory authority, FINRA periodically conducts regulatory exams of its member firms. FINRA licenses individuals and admits firms to the industry, writes rules to govern their behavior subject to oversight and approval by the SEC, examines them for regulatory compliance and disciplines registered representatives and member firms that fail to comply with federal securities laws and FINRA’s rules and regulations. See “—If we fail to comply with applicable laws, rules and regulations” for a description of our September 2024 settlement with the SEC and subsequent developments regarding our U.S. cryptoasset offering.

As a result of findings from other audits, inquiries and examinations, regulators have imposed, are imposing, and may in the future impose remedial measures on us requiring us to take certain actions, including amending, updating, or revising our compliance measures or outsourcing arrangements, limiting the kinds of users to which we may provide services, or changing, terminating, or delaying the introduction of new or existing products and services, and any ongoing or future investigation could result in the imposition of injunctions, cease and desist orders, monetary relief such as disgorgement or civil penalties, or undertakings requiring the retention of compliance consultants or monitors, or could require us to limit or cease trading activities or operations entirely in the relevant jurisdiction. Furthermore, we have received, and may in the future receive, examination reports citing potential and actual violations of rules and regulations, inadequacies in our existing compliance programs, and which require us to enhance certain practices with respect to our compliance program, including due diligence, monitoring, training, reporting and recordkeeping.

Implementing appropriate measures to properly remediate these examination or audit findings, or findings resulting from these inquiries, may require us to incur significant costs, and if we fail to properly remediate any of these findings, we could face civil litigation, regulatory proceedings, significant fines, damage awards, forced removal of certain employees including members of our executive team, barring of certain employees from participating in our business in whole or in part, revocation of existing licenses, limitations on existing and new products and services, reputational harm, negative impact to our existing relationships with regulators, exposure to criminal liability, or other consequences.

Our reliance on shared and centralized group services and resources may expose us to risks and could give rise to significant costs and liabilities.

A number of our subsidiaries interact with one another for various purposes. In particular, certain of our subsidiaries outsource certain functions to other subsidiaries on an intra-group basis and rely on centralized group services. This reliance on shared and centralized group services and resources has in the past and may in the future expose us to regulatory scrutiny, particularly in areas such as cryptoasset trading, custody and governance. As a result of these types of determinations, certain of our subsidiaries may be required to discontinue specific services or replicate these functions through internal resources or third-party providers. Such measures could significantly increase our operating costs and reduce our revenues associated with these activities. Any failure to comply with such laws and regulations may expose us to regulatory liability and enforcement actions, including substantial fines, limit our ability to provide products and services, subject us and such affiliates to litigation, significant financial losses, damage our reputation, and adversely affect our business, financial condition, cash flows and results of operations.

We are subject to regulatory capital and liquidity requirements which may affect our ability to distribute profits and/or restrict expansion, which may further affect our ability to conduct our business and may reduce profitability.

We are required by regulators to maintain sufficient funds and financial soundness to adequately support our regulated subsidiaries. The amount that we are required to hold by each regulator is generally calculated to ensure that we have appropriate liquidity and capital to cover our overhead requirements, market risk, credit risk and operational risk. We may from time to time incur indebtedness and other obligations which could make it more difficult to meet these capitalization requirements or any additional regulatory requirements. Regulators continue to evaluate and modify regulatory capital and liquidity requirements from time to time as part of their supervisory remit and in response to market events and to improve the stability of the international financial system. Such scrutiny by regulators may result in us being required to hold additional financial resources in the future as a result of changing regulatory expectations. Additional revisions to this framework or new capital adequacy or liquidity rules applicable to us may be adopted, or regulators may otherwise request or demand that we increase our levels of liquidity and/or capital in a given jurisdiction, which could further increase our minimum capital or liquidity requirements in the future, have an adverse effect on our business, financial condition, cash flows and results of operations, or result in the removal of permissions to operate, fines and public censures. Even if regulators do not change existing regulations or adopt new ones or make any such request or demand, our minimum capital and liquidity requirements will generally increase in proportion to the size of our business and additional factors such as volatility in the prices of securities, including cryptoassets. As a result, we will need to increase our regulatory capital and liquidity in order to comply with our capital adequacy regulatory obligations, and additionally our inability to increase our capital in a cost-efficient manner could constrain our growth. In addition, in many cases, we are not permitted to withdraw regulatory capital maintained by our subsidiaries without prior regulatory approval or notice, which could constrain our ability to allocate our capital resources most efficiently throughout our global operations. In particular, these restrictions could adversely affect our ability to withdraw funds needed to satisfy our ongoing operating expenses, debt service and other cash needs and could limit any future decision by our board to declare dividends.

Based on the terms of our user agreement, the structure of our cryptoasset offerings and applicable law, after consultation with internal and external legal counsel, we believe that the cryptoassets we hold in custody for users of our platform should be respected as users’ property (and should not be available to satisfy the claims of our general creditors) in the event we were to enter bankruptcy.

Further, if we do not maintain the regulatory capital and liquidity levels required, our business may be restricted, fined or subject to other disciplinary or corrective actions, which could harm our business, financial condition, cash flows, results of operations and prospects and could result in the wind-down of impacted eToro entities.

Failure or perceived failure to comply with laws, regulations, or other requirements relating to privacy, security and the processing of personal information, could give rise to significant costs and liabilities, and may have a material and adverse impact on our business, financial condition, cash flows and results of operations.

In connection with running our business, we obtain and process large amounts of information that relates to individuals, and that may constitute “personal data,” “personal information,” “nonpublic personal information” or similar terms under applicable data privacy and security laws, including information related to our users and their transactions (collectively, “personal information”). We face risks, including to our reputation, business operations and financial condition, in the handling and protection of this personal data, and these risks are likely to increase as our business continues to expand.

There are various local, state, federal and international laws, directives, regulations and other requirements related to the privacy, security and processing of personal information that apply to our collection, use, retention, protection, disclosure, transfer and processing of personal information, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions, or conflict with other rules or other actual or asserted obligations. These include, among others, the European Union General Data Protection Regulation (“E.U. GDPR”) and the U.K. General Data Protection Regulation and Data Protection Act 2018 (collectively, the “U.K. GDPR,” and, together with the E.U. GDPR, the “GDPR”), which impose comprehensive data privacy compliance obligations, including in relation to cross-border transfers of personal information out of the EEA and U.K.; the Gramm-Leach-Bliley Act (“GLBA”) and Regulation S-P, under which we are considered a “financial institution” and a “covered institution”; the California Consumer Privacy Act (“CCPA”), as amended by the California Privacy Rights Act; comprehensive consumer data privacy statutes that have been enacted in approximately twenty U.S. states and continue to proliferate; and various laws governing marketing, advertising and electronic communications. We are also subject to contractual obligations to third parties related to privacy, data protection and cybersecurity. These data protection and privacy-related laws and obligations continue to evolve in ways that could adversely impact our business. The GDPR imposes restrictions on the transfer of personal data outside the EEA and U.K. While the E.U.-U.S. Data Privacy Framework (“DPF”) survived a legal challenge before the EU General Court in September 2025, that ruling has been appealed to the Court of Justice of the European Union. Developments in the United States have introduced additional uncertainty regarding the continued validity of the DPF. If the DPF were to be invalidated or if regulators were to impose additional requirements on cross-border data transfers, we may need to implement alternative transfer mechanisms, incur additional compliance costs, or modify our operations, any of which could adversely affect our business. We have been, and may in the future be, subject to assessment notices, audits and inquiries from data protection authorities, including the Cyprus data protection authority. In addition, we may be subject to regulatory investigations, enforcement notices, orders to cease or modify our data processing activities, and reputational damage.

We have been, and may in the future be, subject to assessment notices, audits and inquiries from data protection authorities, including the Cyprus data protection authority. In addition, we may be subject to regulatory investigations, enforcement notices, orders to cease or modify our data processing activities, and reputational damage.

Failure to meet GDPR requirements could result in penalties for non-compliance. Since we are subject to the supervision of relevant data protection authorities under both the E.U. GDPR and U.K. GDPR, we could be fined under those regimes independently in respect of the same breach. Such penalties are in addition to any civil litigation claims (including class actions) by users and data subjects. We are currently subject to an assessment notice (for a compulsory audit) from the Cyprus data protection authority which had no findings that would materially impact our business or operations, and may be subject to such notices in the future. In addition to fines and assessment notices, we may be subject to regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices.

In the United States, various federal and state laws and regulations apply to the collection, processing, disclosure and security of personal information. Federal and state regulators, including the Federal Trade Commission and state attorneys general, are increasingly active in interpreting and enforcing consumer protection and data privacy laws. Comprehensive consumer data privacy statutes have been enacted at the federal level for certain financial institutions and in approximately twenty U.S. states., including California, where the CCPA (as amended by the California Privacy Rights Act) has been significantly expanded through new regulations governing automated decision-making, risk assessments and cybersecurity audits. At the federal level in the U.S., the SEC has initiated enforcement actions alleging violations of Regulation S-P for failing to adopt and implement reasonably designed policies and procedures with respect to data protection requirements. State attorneys general have also become increasingly active in enforcement, and additional states are expected to adopt data privacy legislation. In addition, regulators in the United States and the European Union are increasingly focused on the use of artificial intelligence and automated decision-making, including through new legislative frameworks such as the EU AI Act and emerging U.S. state AI governance laws, which may impose additional compliance obligations on our use of algorithmic tools in our products and services.

The interpretation and application of consumer and data protection laws in the United States, Europe and elsewhere are often uncertain and evolving, and may be interpreted and applied in a manner that is inconsistent with our interpretation of such data protection laws and practices. If so, we may be ordered to change our data practices and/or be fined. Complying with these dynamic laws has caused, and could continue to cause, us to incur substantial costs, which could have an adverse effect on our business and results of operations. Additionally, these laws could require significant changes to our operations or even prevent us from providing certain offerings in jurisdictions in which we currently operate.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings, or platform, or those of our third-party providers, could fail, or be alleged to fail, to meet applicable requirements. For instance, the overall regulatory framework governing the application of privacy laws to blockchain technology is still highly undeveloped and likely to evolve. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws, regulations, or other obligations and to prevent unauthorized access to, or use or release of personal information, or the perception that any of the foregoing types of failure has occurred, could result in fines or other penalties by governmental agencies and private claims and litigation (including class action litigation). Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, it could adversely affect our business, financial condition and results of operations. In addition, as we expand, we may assume liabilities for breaches experienced by any companies we acquire and their failures to comply with applicable legal privacy and data protection obligations.

Risks Related to Cryptoassets and Cryptoasset Markets

The future development and growth of cryptoassets is subject to a variety of factors that are difficult to predict and evaluate, including volatility of market price and trading volume.

Cryptoassets such as bitcoin, ether and other cryptoassets were introduced within the past two decades, and the medium-to-long-term value of our cryptoasset services is subject to a number of factors relating to the capabilities and development of blockchain and cryptographic technologies, the vulnerability to future technological development and the fundamental investment characteristics of cryptoassets. If cryptoassets decline or do not grow as we expect, whether in terms of value, volume or demand, our business, financial condition, cash flows and results of operations could be materially adversely affected.

The future growth and development of any cryptoassets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer and usage of cryptoassets represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:

▪	extreme price volatility with respect to different cryptoassets.

▪	many cryptoasset networks have limited operating histories, have not been validated in production and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality and governance of their respective cryptoassets and underlying blockchain networks, any of which could adversely affect their respective cryptoassets.

▪	many cryptoasset networks have limited operating histories or are in the development process, which could introduce bugs, security risks or adversely affect the respective cryptoasset networks.

▪	several large networks, including Bitcoin and Ethereum, are developing new features to address fundamental speed, scalability and energy usage issues. If these issues are not successfully addressed, or are unable to achieve widespread adoption, it could adversely affect the underlying cryptoassets.

▪	security issues, bugs and software errors have been identified with many cryptoassets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some cryptoassets, such as when creators of certain cryptoasset networks use procedures that could allow hackers to counterfeit tokens. Moreover, investments held in decentralized finance (“DeFi”) protocols are subject to significant risks, including smart contract vulnerabilities. If one or more malicious actors or botnets (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a cryptoasset network, as has happened in the past, it may be able to manipulate transactions, which could cause significant financial losses to holders, damage the network’s reputation and security and adversely affect our business and financial condition.

▪	the development of new technologies for mining, such as improved application-specific integrated circuits, or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks, lead to increased liquid supply of cryptoassets and reduce a cryptoasset’s price and attractiveness.

▪	rewards and transaction fees for miners or validators on any particular cryptoasset network can be unpredictable. If they are not sufficiently high to attract and retain miners, a cryptoasset network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack. Conversely, if higher transaction fees are demanded, the cost of using the applicable cryptoasset may increase which may cause user dissatisfaction and reduce demand of such cryptoasset.

▪	many cryptoassets have concentrated ownership or an “admin key,” allowing a small group of holders to have significant unilateral control and influence over key decisions relating to their cryptoasset networks, such as governance decisions and protocol changes, as well as the market price of such cryptoassets.

▪	the governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular cryptoasset network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network’s utility and ability to respond to challenges and crises and grow.

▪	many cryptoasset networks are in the early stages of developing partnerships and collaborations, all of which may not succeed and adversely affect the usability and adoption of the respective cryptoassets.

▪	there is a lack of liquid markets in certain cryptoassets, and these markets are subject to possible manipulation.

▪	certain cryptoassets have concentrated ownerships, and large sales or distributions by holders of such cryptoassets, or “whales,” could have an adverse effect on the market price of such cryptoassets; and

▪	the characteristics of cryptoassets have been, and may in the future continue to be, exploited to facilitate illegal activity such as fraud, money laundering, tax evasion and ransomware scams.

Acceptance and/or widespread use of cryptoassets is uncertain and the prices of cryptoassets can be extremely volatile. For example, in 2024, the trading price of bitcoin fluctuated from a high of approximately $108,000 to a low of approximately $39,000, and in 2025 bitcoin also experienced significant volatility, reaching highs above $120,000 before declining to approximately $75,000. The revenue and net trading income for our cryptoasset business is substantially dependent on the prices of cryptoassets and volume of cryptoasset transactions conducted on our platform. If such price or volume declines, this would materially adversely affect the success of our business, financial condition, cash flows and results of operations.

While we currently support several cryptoassets for trading, market interest in particular cryptoassets can also be volatile and there are many cryptoassets in the market that we do not support. For example, for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, cryptoassets accounted for 29%, 38% and 17% of our commission from trading activity, respectively. Our business could be materially adversely affected, and growth in our Net Trading Contribution (cryptoassets) could slow or decline, if the markets for cryptoassets we support deteriorate or if demand moves to other cryptoassets not supported by our platform.

Various other technical issues have also been uncovered from time to time that resulted in disabled functionalities, exposure of certain users’ personal information, theft of users’ assets and other negative consequences, and which required resolution with the attention and efforts of the relevant cryptoasset network’s global miner, user and development communities. If any such risks or other risks materialize in particular if they are not resolved, the development and growth of cryptoassets may be significantly affected and, as a result, our business, financial condition, cash flows and results of operations could be adversely affected.

The legal and regulatory regime governing cryptoassets is uncertain and still developing, and changes, clarifications or actions related to cryptoassets may adversely affect our business.

There has been and continues to be heightened regulatory scrutiny in respect of cryptoassets, including related services such as staking, in the U.S., E.U., the U.K. and other jurisdictions. In particular, the E.U. has introduced MiCA, which became fully applicable to cryptoasset service providers as of December 30, 2024, and we are subject to its requirements in respect of our European operations. In the United States, the regulatory landscape for cryptoassets continues to evolve rapidly. The Trump administration has signaled a more accommodative approach to cryptoasset regulation, including through executive orders establishing a national policy framework for cryptoassets and the formation of a dedicated SEC Crypto Task Force. The status of our staking under the U.S. federal and state securities laws remains uncertain. While we have implemented policies and procedures, including geofencing for certain products and services, designed to help monitor for and ensure compliance with existing and new laws and regulations, there can be no assurance that we and our employees, contractors, and agents will not violate or otherwise fail to comply with such laws and regulations. Legislative initiatives, including market structure frameworks like the U.S. CLARITY Act, are advancing in Congress but could be amended significantly before becoming adopted into law. Accordingly, while greater regulatory clarity may benefit our business over time, there can be no assurance that the current policy direction will be sustained, and future changes in administration, congressional composition, or regulatory priorities could result in a return to a more restrictive posture. In addition, newly enacted or proposed legislation may impose compliance requirements, licensing obligations, or restrictions on our products and services that differ materially from the current framework, including requirements that we may not be able to meet on a timely basis or without significant cost. See information in “Item 4.B. Business Overview—State of Regulation.”

Presently, and in the future, various governmental and regulatory bodies may introduce new policies, laws and regulations relating to cryptoassets and the cryptoeconomy generally, and cryptoasset platforms in particular. Furthermore, new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the cryptoeconomy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain cryptoasset transactions, as has occurred in certain jurisdictions in the past.

Moreover, the accounting rules and regulations that we must comply with are complex and subject to interpretation by the IASB and various regulators and bodies formed to promulgate and interpret appropriate accounting principles and there have been limited precedents for the financial accounting for cryptoassets. Uncertainties in or changes in regulatory or financial accounting standards could result in the need to change our accounting policies, restate our financial statements or impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, or more generally impact our business, financial condition, cash flows and results of operations.

A particular cryptoasset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a cryptoasset, we may be subject to regulatory scrutiny, investigations, fines and other penalties, which may adversely affect our business, financial condition, cash flows and results of operations.

Several jurisdictions have taken a broad-based approach to classifying cryptoassets, products and services as “securities,” while other jurisdictions have adopted a narrower approach. As a result, certain cryptoassets, products or services may be deemed to be a “security” under the laws of some jurisdictions but not others. Determining whether any given cryptoasset is a security is a highly complex, fact-driven analysis, the outcome of which is difficult to predict and may evolve over time based on changes in a particular cryptoasset and its related ecosystem. Different parties may reach different conclusions about the outcome of this analysis based on the same facts. For example, the SEC and its staff previously took the position that certain cryptoassets fall within the definition of a “security” under the U.S. federal securities lawsbut have recently signaled that many cryptoassets are not in fact securities. Nevertheless, there is little certainty under applicable legal and regulatory tests as to whether certain cryptoassets generally or specific cryptoassets are or are not securities, and any such determination has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading and clearing of such assets, including licensing, registration and qualification requirements. For example, eToro USA LLC entered into a settlement agreement with the SEC, which resulted in a civil penalty in the amount of $1.5 million to the SEC and changes to the scope of cryptoassets we market in the United States. See “—If we fail to comply with applicable laws, rules and regulations, including if we fail to adapt our business to new laws and regulations that are promulgated from time to time, there is a high degree of risk that we would be subject to disciplinary actions, customer redress, fines and loss of licenses to provide our services, which may prevent us from serving users in certain jurisdictions.”

We currently facilitate customer trades for certain cryptoassets that we have analyzed under applicable internal policies and procedures and, for cryptoassets supported on our platform, that we believe are not “securities” under the applicable laws in a relevant jurisdiction. Although we maintain a strict policy and we perform ongoing monitoring and legal review, our policies and procedures do not constitute a legal standard, but rather represent our company-developed risk-based assessment regarding the likelihood that a particular cryptoasset could be deemed a “security” under applicable laws. In the event that we determine that a supported cryptoasset could be deemed a security or that the continued support of a cryptoasset presents a risk to us or our users, we aim to take prompt action to discontinue the trading and custody of the cryptoasset. Users that traded a supported cryptoasset on our platform and suffered trading losses could also seek to rescind a trade on our platform on the basis that eToro effected their transactions in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in the supported cryptoasset other than via our licensed subsidiaries, which could negatively impact our business, operating results, and financial condition. Furthermore, if we remove any cryptoassets from trading on our platform, our decision may be unpopular with users and may reduce our ability to attract and retain users, especially if such cryptoassets remain traded on unregulated exchanges, which includes many of our competitors. Regardless of our conclusions or actions, we could be subject to legal or regulatory action in the event a foreign regulatory authority or a court were to determine that a supported cryptoasset currently or previously offered, sold, or traded on our platform is a “security” under applicable laws. In addition, such policies and procedures may not be sufficient to mitigate and address all risks.

A determination by a regulatory authority or court that a cryptoasset that we currently support for trading or custody on our platform constitutes a security in a particular jurisdiction may also result in us determining that it is advisable to remove that cryptoasset from our platform, as well as assets that have similar characteristics to the asset that was determined to be a security, or we may otherwise be required to reorganize our business. In addition, we could be subject to judicial or administrative sanctions or other regulatory enforcement action for failing to offer or sell a cryptoasset currently or previously supported for trading on our platform, in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration.

We may be subject to regulatory risks related to our custody of users’ cryptoassets.

We hold cryptoassets of users of our platform in segregated omnibus digital wallets on behalf of those users, in accordance with applicable regulatory requirements and industry best practices, including standards governing “hot” and “cold” storage of cryptoassets. When a user buys any cryptoassets on our platform, the cryptoassets are held by us as custodian on the user’s behalf in segregated omnibus wallets until we receive further instructions from the user to sell the cryptoassets (by placing an order on the platform) or to transfer them to the users’ non-eToro hosted wallet. As such, our users have ownership rights in respect of their cryptoassets held in the eToro segregated omnibus digital wallets, and our applicable user agreement provides that the user owns the cryptoassets and that we hold the cryptoassets solely on the user’s behalf. We have obtained legal analyses in all jurisdictions in which we are licensed to provide crypto-custody services which confirm that upon the insolvency of the applicable eToro entity (the regulated entity or the custodian) such cryptoassets do not constitute property of the estate of the eToro entity and therefore, are not available for distribution to such entity’s general creditors. However, such legal conclusions remain subject to risks and uncertainties because, to our knowledge, there are few authoritative legal precedents with respect to the treatment of cryptoassets in an insolvency scenario. In addition, as more jurisdictions implement requirements with respect to how crypto-custody should be provided, we may be required to incur costs to change our custody offering not limited to the operational and technological aspects, particularly where different approaches are taken across different jurisdictions.

The systems we use to store and transfer cryptoassets which we hold for our own account or hold on behalf of our users may be subject to certain security vulnerabilities, which may result in the loss of some or all of the cryptoassets, of potentially significant value, and may expose us to the risk of loss.

We are required to safeguard users’ cryptoassets using robust standards applicable to our “hot” and “cold” wallet and storage systems, as well as our financial management systems related to such custodial functions. We hold all of our users’ cryptoassets separately from our own cryptoassets in segregated digital wallets in accordance with applicable regulatory requirements and industry best practices, including standards governing “hot” and “cold” storage of cryptoassets. Cryptoassets held by us as custodian on behalf of our users are stored in segregated omnibus digital wallets.

Our security technology is designed to prevent, detect and mitigate inappropriate access to our systems, by internal or external threats. However, methods used to obtain unauthorized access, disable or degrade service or sabotage systems are dynamic and evolving and may be difficult to anticipate or detect for long periods of time. Security breaches, computer malware and computer hacking attacks have been a prevalent concern in relation to cryptoassets. We believe that the cryptoassets held in our systems will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal our assets and will only become more appealing as our assets grow. To the extent that we are unable to identify and mitigate or prevent new security threats or otherwise adapt to technological changes in the cryptoasset industry, our cryptoassets may be subject to theft, loss, destruction or other attack. Any loss of users’ cash or cryptoassets could result in a substantial business disruption, adverse reputational impact, inability to compete with our competitors and regulatory investigations, inquiries or actions. Any security incident resulting in a compromise of users’ assets could result in substantial costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide products and services, subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, financial condition, cash flows and results of operations.

The theft, loss or destruction of a private key required to access our cryptoassets may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to the cryptoassets we hold for our own account, or hold on behalf of users, we and/or our users may be unable to access the cryptoassets and it could harm user trust in us and our products and cause regulatory scrutiny.

In order to own, transfer and use a cryptoasset on an underlying blockchain network, a person must have a private and public key pair associated with a network address, commonly referred to as a “wallet.” Cryptoassets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the cryptoassets are held. To the extent that any of the private keys or other necessary credentials relating to our wallets containing cryptoassets held for our own account or for our users is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the cryptoassets held in the related wallet. Further, cryptoassets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys or other credentials relating to, or hack or other compromise of, digital wallets used to store our users’ cryptoassets could adversely affect our users’ ability to access or sell their cryptoassets, require us to reimburse our users for their losses, and subject us to significant financial losses in addition to losing user trust in us and our products and services. As such, any loss of private keys or other digital wallet credentials due to a hack, employee or service provider misconduct or error, or other compromise by third parties could negatively impact our brand and reputation, result in significant losses, and adversely impact our business.

Transactions in cryptoassets are irrevocable and stolen or incorrectly transferred cryptoassets may be irretrievable. As a result, any incorrectly executed cryptoasset transactions may result in the loss of some or all of our users’ assets and may expose us to the risk of loss.

To deposit cryptoassets held by a user into our cryptoasset wallet, a user must “sign” a transaction that consists of the private key of the wallet from where the user is transferring cryptoassets, the public key of a wallet that we control which we provide to the user, and broadcast the deposit transaction onto the underlying blockchain network. Similarly, to withdraw cryptoassets from our cryptoasset wallet, the user must provide us with the public key of the wallet that the cryptoassets are to be transferred to, and we would be required to “sign” a transaction authorizing the transfer. A number of errors can occur in the process of depositing or withdrawing cryptoassets into or from our cryptoasset wallet, such as typographical errors, mistakes, or the failure to include the information required by the blockchain network. In addition, each wallet address is only compatible with the underlying blockchain network on which it is created. For instance, if ether or other cryptoassets is sent to a Bitcoin wallet address, all of the user’s ether will be permanently and irretrievably lost with no means of recovery. We may encounter such incidents which could result in user disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business.

Additionally, allowing users to deposit and withdraw cryptoassets into and from our wallets could expose us to heightened risks related to potential violations of trade sanctions, including OFAC regulations and AML, CTF, Travel Rule and anti-bribery and corruption laws if individuals specifically exploit this feature to conduct fraudulent transfers, illegal activity or money laundering. Many types of cryptoassets have characteristics that make cryptoassets susceptible to use in illegal activity, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain cryptoasset transactions, and encryption technology that anonymizes these transactions. Regulatory authorities, law enforcement agencies and financial regulators have taken and continue to take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving cryptoasset. Such fraudulent transactions may be difficult or impossible for us to detect and void such transactions in certain circumstances. The use of our platform for illegal or improper purposes could subject us to claims, lawsuits and government and regulatory investigations, prosecutions, enforcement actions, inquiries or requests that could result in liability and reputational harm for us. Any threatened or resulting claims could result in reputational harm and any resulting liabilities, loss of transaction volume, or increased costs could harm our business, financial condition, cash flows and results of operations.

Our staking services subject us to additional risks, including risks related to slashing penalties, regulatory classification of staking rewards, and changes in blockchain protocol reward structures.

We offer staking services for certain cryptoassets in the United States and in other jurisdictions. Through our staking services, users may delegate their cryptoassets to validators on applicable blockchain networks in exchange for staking rewards. Staking exposes us and our users to a number of risks, including: the risk that staked cryptoassets may be subject to “slashing” penalties imposed by the applicable protocol if a validator acts improperly or fails to satisfy its obligations, which could result in the partial or complete loss of staked cryptoassets; the risk that changes in applicable blockchain protocols may reduce, eliminate or otherwise alter the staking rewards available to users; and the risk that staked cryptoassets may be illiquid during required bonding or unbonding periods, during which users may be unable to sell or transfer their assets and may be exposed to significant price volatility.

Furthermore, while the SEC has recently issued certain guidance with respect to staking services, there remains regulatory uncertainty regarding the status of staking activities under the U.S. federal securities laws, state law, and non-U.S. law. In particular, staking activities, including our staking program, could be deemed to involve the offer and sale of securities and other regulated financial instruments to our users participating in the staking program. Various regulators have taken the position that certain staking programs are unlawful if not conducted as a compliant securities offering and other regulators may adopt similar positions with respect to their jurisdictions’ securities laws. In addition, we could determine in the future to terminate our staking program with respect to particular cryptoassets or in a particular jurisdiction if there is a heightened risk of being deemed to be a securities transaction. While we have implemented policies and procedures designed to help ensure that our staking feature remains compliant with existing and new laws and regulations, and while certain regulators have previously stated that certain staking activities do not involve the offer and sale of securities, such statements are not binding on those regulators, potential private plaintiffs, or state regulators, and there can be no assurance that applicable regulatory authorities will agree with our assessment of applicable securities laws, or that we and our employees, contractors, and agents will not violate or otherwise fail to comply with such existing laws and regulations now or in the future. To the extent that we or our employees, contractors, or agents are deemed or alleged to have violated or failed to comply with any laws or regulations applicable to staking, including related interpretations, orders, determinations, directives, or guidance, we or such persons could be subject to a litany of civil, criminal, and administrative fines, penalties, orders, and actions, including being required to modify, suspend, or terminate the offering of our staking programs. Any of the foregoing would materially adversely affect our business, operating results, and financial condition.

Competition from the emergence or growth of other cryptoassets or methods of investing in such cryptoassets could have a negative impact on the price of such cryptoassets and adversely affect our financial condition and results of operations.

Bitcoin was the first cryptoasset to gain global adoption and critical mass, and as a result, it has a “first to market” advantage over other cryptoassets. Despite this first to market advantage, there are thousands of alternative cryptoassets, with a large and fast-growing total market-capitalization. In addition, the approval of spot Bitcoin and Ethereum exchange-traded products (“ETPs”) in the United States and other jurisdictions has introduced a significant new investment vehicle for retail and institutional investors seeking cryptoasset exposure without directly transacting on cryptoasset platforms such as ours. The growth of cryptoasset ETPs may reduce demand for direct cryptoasset trading on our platform and could divert potential users to traditional brokerage accounts where they can obtain cryptoasset exposure through familiar investment vehicles. Market and financial conditions and other conditions beyond our control, may also make it more attractive to invest in other financial vehicles, which could limit the market for, and reduce the liquidity of, cryptoassets held by us. Moreover, DeFi and noncustodial platforms, which may have low startup and entry costs, are growing in number and could compete with our cryptoasset platforms. If our users move to such platforms, our revenues may decline and our business, financial condition, cash flows and results of operations could be adversely affected.

Due to unfamiliarity and some negative publicity associated with cryptoasset platforms, existing and potential users may lose confidence in cryptoasset platforms such as ours.

Unlike securities or other traditional asset exchanges and financial services providers, cryptoasset platforms are relatively new and, in some cases, unregulated. Our cryptoasset services are regulated in certain jurisdictions and unrelated in others, and we are continuously monitoring the state of regulation in each jurisdiction in which we operate. We cannot guarantee that we will be able to comply with all new and existing regulations being implemented with respect to cryptoasset service providers. While many prominent cryptoasset platforms provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance, many cryptoasset platforms do not provide this information, which could result in users making uninformed investment decisions. As a result, the marketplace may lose confidence in cryptoasset platforms, including prominent platforms that handle a significant volume of cryptoasset trading. Any actual or perceived false trading in trading platforms, any other fraudulent or manipulative acts and practices, and any associated negative publicity, could adversely affect the value of cryptoassets and/or negatively affect the market perception of such cryptoassets and, by extension, other cryptoasset markets and platforms, including our platform.

Additionally, since the inception of the cryptoeconomy, numerous cryptoasset platforms have been sued, investigated, or shut down due to fraud, manipulative practices, business failure and security breaches. In many of these instances, users of these platforms were not compensated or made whole for their losses. Larger platforms like ours are more appealing targets for hackers and malware and may also be more likely to be the target of regulatory enforcement actions.

The outcome and results of these and other enforcement actions against cryptoasset platforms may have a significant negative impact on the adoption and use of cryptoassets both globally and within the United States and could negatively impact the liquidity, volatility and value of such assets. In addition, there have been reports that a significant amount of cryptoasset trading volume on cryptoasset platforms is fabricated and false in nature. Such reports may indicate that the market for cryptoasset platform activities is significantly smaller than otherwise understood.

Negative perception, a lack of stability and standardized regulation in the cryptoeconomy, and the closure or temporary shutdown of cryptoasset platforms due to fraud, business failure, hackers or malware, or government mandated regulation, as well as any associated losses suffered by users, may reduce confidence in the cryptoeconomy and result in greater volatility of the prices of assets, including significant depreciation in their value. Any of these events could have a material adverse effect on our business and financial condition.

A temporary or permanent blockchain “fork” to any supported cryptoasset could adversely affect our business.

Most blockchain protocols, including Bitcoin and Ethereum, are open source. Any user can download the software, modify it, and then propose that Bitcoin, Ethereum or other blockchain protocols users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the Bitcoin, Ethereum or other blockchain protocol networks, as applicable, remain uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin, Ethereum or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s cryptoasset lacking interchangeability with the other.

We do not guarantee that we will support any fork or provide the benefit of any forked cryptoasset to our users. However, we have in the past and may in the future continue to be subject to claims by disgruntled users arguing that they are entitled to receive certain forked or airdropped cryptoassets by virtue of cryptoassets that they hold with us. If any users succeed on a claim that they are entitled to receive the benefits of a forked or airdropped cryptoasset that we do not or is unable to support, we may be required to pay significant damages, fines or other fees to compensate users for their losses. A fork can also lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks or security weaknesses, any of which can further lead to temporary or even permanent loss of our and our users’ assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a fork.

Risks Related to Third Parties

We rely on third parties to perform certain key functions, including services related to cloud computing services, data centers and cryptoasset custody solutions, and their failure to perform those functions could result in the interruption of our operations and systems and could result in significant costs and reputational damage to us and losses to our users.

We rely on third parties in connection with many aspects of our business, including parties that provide data center facilities, infrastructure, website functionality and access, AI models and tools, cryptoasset custody solutions, components, services including databases and data center facilities and cloud computing, outsourced user services, payment service providers, clearing systems, compliance support and product development functions, all of which are critical to our operations. When we outsource certain of our operations, we are required pursuant to regulation to perform enhanced due diligence of those third parties and must actively monitor and audit such outsourced functions, pursuant to applicable licenses and permissions.

Because of the inherent risk in our reliance on third parties to provide these services and to facilitate certain of our business activities, we face increased operational risks. We do not control the operation of any of these third parties, including the data center facilities and/or the technology we use. These third parties may be subject to financial, legal, regulatory, and labor issues, cybersecurity incidents, break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, privacy breaches, service terminations, disruptions, interruptions and other misconduct. Such third parties are also vulnerable to damage or interruption from human error, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, pandemics and similar events. Further, such third parties could either be acquired or become insolvent, and such events could end our agreements and we would be required to find other providers for such services and we may be unable to do so on terms favorable to us, or at all. The failure of our third-party service providers to perform their obligations and provide the products and services we obtain from them in a timely manner for any reason could adversely affect our operations and profitability.

In addition, these third parties may breach their agreements with us, disagree with our interpretation of contract terms or applicable laws and regulations, refuse to continue or renew these agreements on commercially reasonable terms or at all, fail or refuse to process transactions or provide other services adequately, take actions that degrade the functionality of our services, impose additional costs or requirements on us or our users, or give preferential treatment to competitors. Further, these third parties may be acquired, which may prompt a review of our agreements with such third parties. There can be no assurance that third parties that provide services to us or to our users on our behalf will continue to do so on acceptable terms, or at all, or if they will be able to expand their services to meet our needs in the future. If any third parties do not adequately or appropriately provide their services or perform their responsibilities to us or to our users on our behalf, we may be unable to procure alternatives in a timely and efficient manner and on acceptable terms, or in the case of specialized or single source providers, at all. We may be subject to business disruptions, losses or costs to remediate any of the deficiencies, user dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences which could harm our business.

Our platform may be exploited to facilitate illegal activity such as fraud, money laundering, terrorist financing, proliferation financing, tax evasion, and scams. If any of our users use our platform to further such illegal activities, our business could be adversely affected.

Our platform may be exploited to facilitate illegal activity, including fraud, money laundering, terrorist financing, proliferation financing, tax evasion and scams. We or our partners may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for us to detect and avoid such transactions in certain circumstances. The use of our platform for illegal or improper purposes could subject us to claims, individual and class action lawsuits and government and regulatory investigations, prosecutions, enforcement actions, inquiries or requests that could result in liability and reputational harm for us. Moreover, certain activities that may be legal in one jurisdiction may be illegal in another jurisdiction, and certain activities that are at one time legal may in the future be deemed illegal in the same jurisdiction. As a result, there is significant uncertainty and cost associated with detecting and monitoring transactions for compliance with local laws. In the event that a user is found responsible for intentionally or inadvertently violating the laws in any jurisdiction, we may be subject to governmental inquiries, enforcement actions, prosecuted, or otherwise held secondarily liable for aiding or facilitating such activities.

Changes in law have also increased the penalties for money transmitters for certain illegal activities, and government authorities may consider increased or additional penalties from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against money transmitters, including us, for involvement in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm our business.

Moreover, while fiat currencies can be used to facilitate illegal activities, cryptoassets are relatively new and, in many jurisdictions, may be lightly regulated or largely unregulated. Many types of cryptoassets have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain cryptoasset transactions, and encryption technology that anonymizes these transactions, that make cryptoassets susceptible to use in illegal activity. U.S. federal and state and foreign regulatory authorities and law enforcement agencies, such as the Department of Justice, the SEC, the CFTC, the Federal Trade Commission, or the Internal Revenue Service (“IRS”), and various state securities and financial regulators have taken and continue to take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving cryptoassets. We also support cryptoassets that incorporate privacy-enhancing features, and may from time to time support additional cryptoassets with similar functionalities. These privacy-enhancing cryptoassets obscure the identities of sender and receiver, and may prevent law enforcement officials from tracing the source of funds on the blockchain. Facilitating transactions in these cryptoassets may cause us to be at increased risk of liability arising out of AML and economic sanctions laws and regulations.

While we believe that our risk management and compliance framework is designed to detect significant illicit activities conducted by our potential or existing users, we cannot ensure that we will be able to detect all illegal activity on our platform. While to date, illegal or fraudulent activity has not had a material impact on our business, future illegal activity, the appearance of illegal activity or government inquiries into the potential for illegal activity may have an adverse impact on our business, financial condition, cash flows and results of operations. Further, any efforts to identify and remedy such illegal or fraudulent activity may be costly, time-consuming and ultimately may not be successful. If any of our users use our platform to further such illegal activities, our business and reputation could be materially and adversely harmed.

We depend on major mobile operating systems and third-party platforms for the distribution of certain products. If Google Play, the Apple App Store, or other platforms prevent users from downloading our apps, our ability to grow may be adversely affected.

We rely upon third-party platforms for the distribution of certain products and services. The eToro which includes eToro Wallet app is provided as free applications through both the Google Play Store and the Apple App Store, which are global application distribution platforms and the main distribution channels for our apps. Although accessible on traditional websites, the vast majority of our users’ activities occurs on our apps, and we are highly dependent on the interoperability of our app with popular mobile operating systems, networks, technologies, products, hardware, and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs or technical issues in such systems, new generations of mobile devices or new versions of operating systems, or changes in our relationships with mobile operating system providers, device manufacturers or mobile carriers or in their terms of service or policies that degrade the functionality of our apps, reduce or eliminate our ability to distribute applications, give preferential treatment to competitive products, limit our ability to target or measure the effectiveness of applications, or impose fees or other charges related to our delivery of our application could adversely affect our business. Each provider of these operating systems and stores has broad discretion to change and interpret its terms of service and policies with respect to our platform and those changes might be unfavorable to us and our users’ use of our platform. In addition, these providers can require us to provide information and data, change our practices and implement certain features or policies related to our operations. Responding to such inquiries or implementing the changes these providers may ask us to do could be costly and time-consuming. Further, these providers may take aim at certain of the assets on our platform, including cryptoasset, and require us to remove or delist these assets, which could cause reputational harm and adversely affect our business.

If we were to violate, or an operating system provider or application store believes that we have violated, its terms of service or policies, that operating system provider or application store could limit or discontinue our access to its operating system or store. There can be no guarantee that third-party platforms will continue to support our product offerings, or that users will be able to continue to use our products on such third-party platforms and any limitation or discontinuation of our access to any third-party platform or app store could adversely affect our business, financial condition, cash flows and results of operations.

Risks Related to Technology, Intellectual Property and Data Privacy

Our business could be materially and adversely affected by cyberattacks or security breaches of our platform or data, or those impacting our users or third-party service providers.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business. We own and manage some of these systems but also rely on third parties for a range of systems and related products and services. Our business also involves the collection, storage, processing and transmission of confidential information, user, employee, service provider and other personal data, as well as information required to access user assets. Our systems and those of our users and third-party service providers have been and may in the future be vulnerable to hardware and cybersecurity issues. We, like other financial technology organizations, routinely are subject to cybersecurity threats and our technologies, systems and networks have been and may in the future be subject to attempted cybersecurity attacks.

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our systems and data. For example, electronic transmissions of data can be subject to attack, interception, loss or corruption, whether by third-party actors or internal actors such as by our employees, independent contractors or consultants. In addition, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our users or third-party service providers. Infiltration of our systems or those of our users or third-party service providers, or unauthorized use or access of our systems by employees or insiders, could in the future lead to disruptions in systems, accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of confidential, sensitive or otherwise protected information (including personal data) and the corruption of data. There can be no assurance that security measures we have adopted will provide appropriate security or prevent breaches or attacks. Further, any additional systems and processes we implement, or security enhancements we may, could also result in new security vulnerabilities or weaknesses that could be exploited by third parties and may be costly to replace and difficult to implement in a short period of time. We have experienced from time to time, and may experience in the future, breaches of our security measures. For example, we have experienced credential stuffing attacks that have compromised access to certain user records, including email address and password and also a BIN enumeration attack which did not result in any unauthorized use of our cards. In addition, our products and services may themselves be targets of cyberattacks that attempt to sabotage or otherwise disable them, and the defensive and preventative measures we take may ultimately not be able to effectively detect, prevent, or protect against or otherwise mitigate losses from all cyberattacks.

Cybersecurity attacks and other malicious internet-based activity continue to increase and financial technology platform providers have been and are expected to continue to be targeted. Our computer system, the networks we use, and the network of third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins, viruses, malware, phishing and similar disruptive problems or security breaches, whether due to human error or otherwise, and, as a result, someone may be able to obtain unauthorized access to sensitive information, including personal data, on our systems or systems used by third parties with whom we interact. In addition to traditional computer “hackers,” sophisticated nation-state and nation-state-supported actors may engage in attacks (including advanced persistent threat intrusions) and denial-of-service attacks. Additionally, there is an increased risk that we might experience cybersecurity-related incidents as a result of any of our employees, service providers, or other third-parties working remotely on less secure systems and environments. While we take significant efforts to protect our systems and data, including establishing internal processes and implementing technological measures designed to provide multiple layers of security, our safety and security measures might be insufficient to prevent damage to, or interruption or breach of, our information systems, data (including personal data), and operations. As a company with headquarters in Israel, we are subject to increased risk of geopolitically motivated attacks. In addition, the introduction of malicious code (such as viruses and worms), employee theft or misuse or inadequate facility security could result in threats to our computer system. Further, advances in technology, including new discoveries in the field of cryptography, generative AI, or other developments. For example, threat actors may utilize AI to generate sophisticated phishing campaigns, deepfakes, or voice cloning to bypass our biometric or identity verification defenses, which may result in a compromise or breach of the technology we use to protect user data. Any security measures we implement, including employee training (including phishing prevention training) or other technical safeguards, may not be sufficient to prevent, mitigate and detect improper access to confidential, proprietary or sensitive data, including personal data.

As a result, any actual or perceived security breach of us or our third-party partners may:

▪	lead to theft or irretrievable loss of our or our users’ securities, cryptoassets, currencies and commodities;

▪	cause us to incur significant remediation costs;

▪	result in our systems or services being unavailable and interrupt our operations;

▪	result in improper disclosure of data and violations of applicable privacy and other laws;

▪	harm our reputation and brand;

▪	result in significant regulatory scrutiny, investigations, fines, penalties and other legal, regulatory and financial exposure;

▪	oblige us to notify users and regulators about the incident, depending on the nature of the information compromised;

▪	reduce users’ confidence in, or use of, our products and services;

▪	divert the attention of management from the operation of our business;

▪	result in significant compensation, contractual penalties or termination of contracts or security certifications with respect to us, to our users or third parties as a result of losses to them or claims by them; and

▪	adversely affect our business and operating results.

We have built our reputation on the premise that our platform offers users a secure way to purchase, store and transact in securities, cryptoassets, currencies and commodities, as an underlying asset or derivative, depending on the asset class and on the user’s location. To maintain this security, we employ a multi-layered custody architecture. This includes the use of ‘cold storage’ (offline wallets) for a significant portion of cryptoassets to help protect against certain online attacks, as well as Multi-Party Computation (MPC) technology to ensure that the risk that a single private key exists in one location that could be compromised is reduced.

Further, our current insurance policies do not protect us against all such losses and liabilities arising from security breaches, cyberattacks, and other types of unlawful activity, or any resulting disruptions from such events. In the event of an outage, it could take an extended period of time to restore full functionality to our technology or other operating systems, which could affect our ability to process and settle user transactions. Outages and disruptions to our platform, including any caused by cyberattacks, may harm our reputation and our business, financial condition, cash flows and results of operations. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Any such events, particularly if they result in a loss of confidence in our services, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Additionally, any actual or perceived breach or cybersecurity attack directed at financial institutions, trading exchanges or similar companies, whether or not we are directly impacted, could lead to a general loss of user confidence in the security of internet transactions or confidential personal information or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences may continue to increase over time.

To the extent the operation of our systems relies on our third-party service providers, through either a connection to, or an integration with, such third parties’ systems, the risk of cybersecurity attacks and loss, corruption, or unauthorized access to or publication of our information or the confidential information and personal data of users and employees may increase. Third-party risks may include insufficient security measures, data location uncertainty, and the possibility of storing data in jurisdictions where laws or security measures may be inadequate. Our ability to monitor our third-party service providers’ data security practices may be limited. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party service providers, such third-party service providers may not comply with such cybersecurity and data security requirements. In addition, we cannot guarantee that such agreements will prevent accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal data) or enable us to obtain adequate or any reimbursement from our third-party service providers in the event we should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cybersecurity attack attributed to our third-party service providers as they relate to the information we share with them. A vulnerability in a third-party service provider’s software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in solutions provided by our third-party service providers.

Additionally, because we accept debit and credit cards for payment we are subject to the Payment Card Industry Data Security Standard (the “PCI-DSS”) issued by the Payment Card Industry Security Standards Council. The PCI-DSS contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. If we or our service providers are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions and expulsion from card acceptance programs, which could materially and adversely affect our business, financial condition, cash flows and results of operations.

Any significant service interruptions, including disruptions in any of the blockchain networks we support, could result in regulatory scrutiny, enforcement and fines, a loss of users or funds and adversely impact our brand and reputation and our business, financial condition, cash flows and results of operations.

We rely on technology to conduct our business and allow our users to make financial transactions on our platform. Our reputation and ability to attract and retain users and grow our business depends, in part, on our ability to operate our service at high levels of reliability, scalability and performance, including the ability to process and monitor a large number of transactions that occur at high volume and frequencies across multiple systems. For example, users that seek to trade cryptoassets on our platform are dependent on our ability to access the blockchain networks underlying the supported cryptoassets, including a network of computers, miners, or validators, and their continued operations, any or all of which may be impacted by service interruptions. To maintain this security, we employ a multi-layered custody architecture, however, these measures may not prevent all cyberattacks, security breaches, operational failures, human error or other events, and any such occurrence could result in loss of assets, unauthorized access, or service disruptions.

In general, our systems, as well as the systems of certain cryptoasset and blockchain networks and our providers’ systems, are vulnerable to disruptions and have experienced on multiple occasions, and may experience in the future, service interruptions for various reasons, including hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware. In addition, extraordinary user trading volumes or site usage could cause our computer systems to operate at an unacceptably slow speed or even fail. Such instances would result in, among other things, unanticipated disruptions resulting in an inability of users to access their accounts and trades, slower response times and delays in our users’ trade execution and processing, failed settlement of trades, incomplete or inaccurate accounting, recording or processing of trades, unauthorized trades, loss of user information, increased demand on limited user support resources, user claims, complaints with regulatory organizations, lawsuits, or enforcement actions. Frequent or persistent interruptions to our services could cause current or potential users or partners to believe that our systems are unreliable, leading them to switch to our competitors or to avoid or reduce the use of our products and services, and could permanently harm our reputation and brands. Moreover, to the extent that any system failure or similar event results in damages to our users, such users could seek significant compensation or contractual penalties from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Problems with the reliability or security of our systems would harm our reputation, and such harm to our reputation and the cost of remedying these problems could negatively affect our business, financial condition, cash flows and results of operations.

Because we are a regulated financial institution in certain jurisdictions, frequent or persistent interruptions could also lead to regulatory scrutiny, significant fines and penalties, mandatory and costly changes to our business practices, and ultimately could cause us to lose existing licenses or banking relationships that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business. Additionally, some of our systems, including the systems of companies we have acquired, or the systems of our third-party service providers are not fully redundant, and our or their business continuity and disaster recovery planning may not be sufficient for all possible outcomes or events, and may not adequately protect us from a serious disaster or service interruption. Any of the aforementioned risks could be significantly detrimental to our business, cause us to lose revenue and materially and adversely affect our business, financial condition, cash flows and results of operations.

Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, financial condition, cash flow and results of operations.

Our success and ability to compete depend in part upon our ability to obtain, maintain, protect, defend and enforce our technology and intellectual property rights, including our trademarks, patents and trade secrets. We believe that our trademarks, patents, trade secrets and other intellectual property rights are critical to our success.

We rely on, and expect to continue to rely on, a combination of confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret and patent protections, to protect our brand and other intellectual property rights. Such means may afford only limited protection of our intellectual property and may not (i) prevent others from independently developing products or services similar to, or duplicative of, ours, (ii) prevent our competitors from gaining access to our proprietary information, know-how technologies and processes or (iii) permit us to gain or maintain a competitive advantage. Various events outside of our control may pose a threat to our intellectual property rights, as well as to our products and services. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. The efforts we have taken to protect our intellectual property rights may not be sufficient or effective, intellectual property laws may change and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights. Our intellectual property rights may be infringed, misappropriated, or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Unauthorized use of our intellectual property, including our trademarks, or a violation of our intellectual property rights by third parties may damage our brand and our reputation.

We rely on our trademarks, trade names, and brand names to distinguish our products and services from the products and services of our competitors. We have registered, among other trademarks, the term “eToro” and the bull logo in the United States, Israel and certain other jurisdictions. We believe that the protection of our trademark rights, in particular, is an important factor in product recognition, protecting our brand and maintaining goodwill. We may be unable to adequately obtain trademark protection for our technologies, logos, slogans and brands, such that we may not be able to distinguish our products and services from those of our competitors. Further, we may not timely or successfully register our trademarks. Even if we do obtain registrations for our trademarks, we may not have adequate resources to enforce our trademarks against competitors or other third parties, and any such enforcement actions against third parties may not be successful. If we do not adequately protect our rights in our trademarks from infringement and unauthorized use, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. Competitors may adopt trade or service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. Furthermore, our trademarks may be contested, circumvented or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them or using similar marks in a manner that causes confusion or dilutes the value or strength of our brand. Litigation or proceedings before governmental authorities or administrative bodies may be necessary to enforce our trademark rights and to determine the validity and scope of the trademark rights of others. Our efforts to obtain, maintain, protect, defend and enforce our trademarks may be ineffective, may impact the public perception of our brand and could result in substantial costs and diversion of resources, which could adversely affect our business, financial condition, and results of operations. Further, if our proprietary rights are challenged in connection with such enforcement efforts, it could result in payment by us of monetary damages or injunctive relief against us that prevents us from using certain trademarks and trade names, all of which could adversely impact our financial condition or results of operations.

We currently own certain patents, and have applied for patent protection, relating to certain proprietary aspects of our products and technologies. We cannot guarantee that any of our patent applications will issue, and the patents we own could be challenged, invalidated, or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Some patent applications in the United States are maintained in secrecy for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent applications we make or that we will be the first to file patent applications covering such inventions. In addition, we make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. Moreover, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

Furthermore, our currently issued patents and any patents that may be issued in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers and our patents may be challenged, invalidated, circumvented or rendered unenforceable. If we fail to obtain issuance of patents, or our patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the patent protections afforded our products and processes could be impaired. Such impairment could harm our ability to market our products, negatively affect our competitive position and harm our business and operating results, including by requiring us to re-design our affected products. Moreover, our issued patents and patent applications may cover only certain aspects of our products and processes, and competitors and other third parties may be able to circumvent or design around our patents. Competitors may develop and obtain patent protection for more effective designs, processes or other technologies. There can be no assurance that third parties will not create new designs, processes or other technologies that achieve similar or better results without infringing upon patents we own. If these developments were to occur, it could have an adverse effect on our sales or market position.

We own copyrights in our software but have chosen not to register them. Because we have chosen not to register our copyrights, the remedies and damages available to us for unauthorized use of software under copyright laws may be limited. For example, in the United States copyrights must be registered before a copyright owner may bring a copyright infringement lawsuit in federal court. We primarily rely on trade secret protection to protect our proprietary software, information and technology. Despite our efforts to maintain our source code and certain other technologies as trade secrets, it may still be possible for unauthorized third parties to copy our technologies, and use information that we regard as proprietary to create products and services that compete with ours.

We make business decisions about when to rely upon trade secret protection for a particular technology, and the approach we select may ultimately prove to be inadequate. Our reliance on unpatented proprietary information and technology, such as trade secrets and confidential information, depends in part on agreements we have in place with employees, contractors, consultants, advisors and third parties that place restrictions on the use and disclosure of this intellectual property. We also attempt to protect our proprietary information and technology by implementing administrative, technical and physical practices, including source code access controls, to secure our proprietary information. However, no assurance can be given that these agreements or practices will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our intellectual property, proprietary information or technology. Our agreements with third parties, including former employees, may be insufficient or may be breached, or we may not enter into sufficient agreements with such individuals in the first instance, in either case potentially resulting in the misappropriation or unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to our and that compete with our business or attempting to copy aspects of our technology and use information that we consider proprietary.

Even if we are able to secure our intellectual property rights, we cannot be certain that such rights will provide us with competitive advantages or distinguish our services from those of our competitors or that our competitors will not independently develop similar technology, duplicate any of our technology, or design around our patents. Moreover, if any third-party copies or imitates our products in a manner that affects user or consumer perception of the quality of our products, our reputation and sales could suffer whether or not these copies or imitations violate our intellectual property rights. Further, even if we successfully maintain our intellectual property rights, we may be unable to enforce those rights against third parties who may infringe our intellectual property rights or dilute our brands in the marketplace. While we generally seek to protect and enforce our intellectual property rights, monitoring for unauthorized use, infringement, misappropriation or other violations of our intellectual property rights can be expensive and time-consuming, and we will not be able to protect our intellectual property rights if we do not detect their unauthorized use. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Even if we do detect violations, we may not be effective in preventing unauthorized use of our intellectual property. In order to enforce our intellectual property rights, we may be required to expend significant resources to apply for, maintain, monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. An adverse outcome in such litigation or proceedings may therefore expose us to a loss of our competitive position, expose us to significant liabilities or require us to seek licenses that may not be available on commercially acceptable terms, if at all. Our failure to secure, protect and enforce our intellectual property rights could seriously damage our brand and have an adverse effect on our business, financial condition, cash flows and results of operations.

We may not be able to effectively obtain, maintain, protect, defend, and enforce our intellectual property rights throughout the world to the same extent as in the United States.

We may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights and our intellectual property rights may not receive the same degree of protection in non-U.S. countries as they would in the United States because of the differences in non-U.S. patent, trademark, copyright, and other laws concerning intellectual property and proprietary rights. Any of our intellectual property rights may be successfully challenged, opposed, diluted, misappropriated or circumvented by others or invalidated, narrowed in scope or held unenforceable through administrative process or litigation in the United States or in non-U.S. jurisdictions. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and intellectual property rights. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. To the extent we expand our international activities, our exposure to unauthorized copying and use of intellectual property and proprietary information may increase. The legal systems of some countries, particularly developing countries, do not favor or may not be sufficiently robust for the meaningful enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property rights in all countries outside of the United States. Consequently, we may not be able to prevent third parties from copying our intellectual property in all jurisdictions in which we are regulated, serve users or intend to operate in the future.

We have been, and may in the future be, subject to claims that we violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could adversely affect our business, financial condition, cash flows and results of operations.

In the past we have been subject to claims, and we expect that we may be subject to claims in the future, alleging that we are infringing, misappropriating or otherwise violating the intellectual property rights of a third party. In addition, third parties may involve us in intellectual property disputes as part of a business model or strategy to gain competitive advantage. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial costs or damages, obtain a license, which may not be available on commercially reasonable terms or at all, pay significant ongoing royalty payments, settlements or licensing fees, satisfy indemnification obligations, prevent us from offering our products or services or using certain technologies, force us to implement expensive and time-consuming work-arounds, distract management from our business or impose other unfavorable terms. Our use of third-party intellectual property rights also may be subject to claims of infringement or misappropriation. The vendors who provide us with technology that we incorporate in our product offerings also could become subject to various infringement claims. Further, we cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe, misappropriate or otherwise violate the intellectual property rights of others. As we face increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. In addition, certain intellectual property rights holders have in the past, and various “non-practicing entities” may in the future, attempt to assert intellectual property claims against us or seek to monetize the intellectual property rights they own to extract value through licensing or other settlements.

In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the financial services industry. There has also been a corresponding increase in litigation based on allegations of infringement or other violations of intellectual property, including by or against large financial service companies. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like us. We expect that the occurrence of infringement claims is likely to grow as the market for financial services technology grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Class A common shares may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our reputation, business, financial condition, cash flow and results of operations. Further, these risks may be heightened in connection with ongoing global conflicts such as the Russian/Ukrainian war or conflict in the Middle East. These attacks may occur on our systems and networks or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems and networks remain undisturbed. Attacks may be designed to exploit operational vulnerabilities or other weaknesses in our processes or procedures, to deceive employees and service providers into releasing control of our systems or networks, or to introduce computer viruses and malware into our systems or networks with the intent to steal confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target, and we may not be able to implement adequate preventative measures.

Additionally, because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our services. Moreover, in a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Because of the substantial amount of discovery required in connection with patent and other intellectual property rights litigation, there is a risk that the discovery process could compromise our confidential information, which may be damaging to our brand and business.

As the number of products and competitors in our market increases and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Our insurance may not cover intellectual property rights infringement claims. Third parties have in the past and may in the future also assert infringement claims against our users or channel partners, with whom our agreements may obligate us to indemnify against these claims. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such employees have divulged proprietary or other confidential information to us.

In the event that we fail to successfully defend ourselves against an infringement claim, a successful claimant could secure a judgment or otherwise require payment of legal fees, settlement payments, ongoing royalties or other costs or damages; or we may agree to a settlement that prevents us from offering certain services or features; or we may be required to obtain a license, which may not be available on reasonable terms, or at all, to use the relevant technology. If we are prevented from using certain technology or intellectual property, we may be required to develop alternative, non-infringing technology, which could require significant time, during which we could be unable to continue to offer our affected services or features, effort and expense and may ultimately not be successful.

From time to time, courts and intellectual property offices in the jurisdictions in which we may seek to protect our intellectual property rights have made and may continue to make changes to the interpretation of patent laws in their respective jurisdictions. We cannot predict future changes to the interpretation of existing patent laws or whether U.S. or foreign legislative bodies will amend such laws in the future. Any changes may lead to uncertainties or increased costs and risks surrounding the outcome of third-party infringement claims brought against us and the actual or enhanced damages, including treble damages, that may be awarded in connection with any such current or future claims and could have a material adverse effect on our business and financial condition.

We use open source software as part of our technology solution, which may subject us to obligations to publicly disclose our proprietary source code, or may expose us to security vulnerabilities or to third-party copyright-related claims.

Part of our platform and technology incorporates open source software (“OSS”) in certain offerings, and we anticipate continuing to incorporate OSS in our business in the future. Certain OSS licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the OSS on unfavorable terms or at no cost, and we may be subject to such terms if we combine, link or otherwise integrate our proprietary software with OSS in certain ways. The terms of many OSS licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that some source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. While we are building processes to monitor our use of OSS to mitigate these risks, there is no assurance that such efforts will be sufficient to prevent instances where OSS is incorporated without a complete review. As such, we cannot always be certain that we use OSS in a manner that is consistent with the terms of the applicable OSS license.

In the past we have been subject to claims, and we expect that we may be subject to claims in the future, alleging that we have failed to comply with the terms of certain OSS licenses. If we were found to be non-compliant with any OSS license terms, third parties could claim ownership of, or demand release of, the OSS or derivative works that we developed using such software, which could include our proprietary source code, or could otherwise seek to enforce the terms of the applicable OSS license, which could subject us to certain requirements, including requirements that we offer our software that incorporates or links to the OSS at a reduced cost or for free, or that we make available the proprietary source code for such software, which we consider to be a trade secret, to the general public. While in the past we have remediated alleged non-compliance, any such future claim could result in costly litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement, which may be a costly and time-consuming process. In any such event, we could be required to seek licenses from third parties and pay royalties in order to continue using the OSS necessary to operate our business or we could be required to discontinue use of our services and other software in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our services, could result in user dissatisfaction, could allow our competitors to create similar platforms with lower development effort and time and may adversely affect our business, financial condition, cash flows and results of operations. Moreover, any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours.

Additionally, the use of certain OSS can lead to greater risks than use of third-party commercial software, as some OSS projects may contain known or unknown vulnerabilities, which, if unaddressed, could affect the performance and security of our products, and OSS licensors generally do not provide warranties, or controls on the origin of software, indemnification or other contractual protections regarding infringement claims or the quality of the code. There is typically no support available for OSS, and we cannot ensure that the authors of such OSS will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of OSS, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. To the extent that our products and services depend upon the successful and secure operation of the OSS we use, any undetected errors or defects in this OSS could prevent the deployment or impair the functionality of our software, delay the introduction of new technological capabilities, result in a failure of our technologies and/or injure our reputation. For example, undetected errors or defects in open-source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches or security attacks. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, financial condition and results of operations.

If we fail to comply with our obligations under license or technology agreements with third parties or are unable to license rights to use technologies on reasonable terms, we may be required to pay damages and could potentially lose license rights that are critical to our business.

We license certain intellectual property, including technologies, data, content and software from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages, ongoing royalty payments, settlements or licensing fees and the licensor may in some circumstances have the right to terminate the license. Termination of any of these agreements by the applicable licensor would prevent our use of the licensed intellectual property, and could prevent us from selling our products and services or inhibit our ability to commercialize future products and services. Our business could suffer if any licensor under any current or future license terminates such agreement, if the applicable licensor fails to abide by the terms of such license, if the licensed intellectual property rights were found to be invalid or unenforceable, or if we were unable to enter into necessary licenses on commercially acceptable terms.

In the future, we may identify additional third-party intellectual property for which we will need a license in order to engage in our business. However, such licenses may not be available on commercially acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. In addition, companies that perceive us to be a competitor may be unwilling to assign or license their intellectual property to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, cash flows and results of operations.

We are incorporating AI technologies into some of our products and processes. These technologies may present business, compliance, and reputational risks.

We currently use machine learning and AI, both proprietary and third-party technologies, to improve our products and processes across our operations, including to increase the efficiency of product development and engineering workflows, user support services, marketing activities, business intelligence and analytics, fraud detection systems, and trading and investment decision support. Further, we use AI in connection with our Smart Portfolios and other interactions we have with our users. Our AI-powered features include an AI-based investment assistant designed to provide investment insights and decision support to users.

We are also developing a marketplace and public application programming interface (API) ecosystem that would enable third-party developers and users to build, share, and deploy various applications including automated trading strategies and analytical tools on our platform. Our AI-powered features, including our AI investment assistant and any automated trading tools made available through our planned marketplace and API ecosystem, may generate investment insights, trade suggestions, or portfolio recommendations that users rely upon in making investment decisions. If such outputs do not appropriately reflect a user’s risk tolerance, financial situation, or investment objectives, we may face claims of providing unsuitable investment recommendations, allegations of defective product design, or regulatory scrutiny regarding our compliance with applicable conduct of business obligations. Various regulatory framework to which we are subject may require us to implement additional safeguards, explainability requirements, and human oversight mechanisms for AI-driven features that are used in connection with investment services. In addition, third-party applications built on our public APIs could cause user losses, operate in ways inconsistent with applicable regulations, or create systemic risks through correlated automated trading behavior on our platform, and we may face liability or reputational harm in connection with such third-party applications even though we do not control their design or operation. See “Business” herein. Our research and development of such technology remains ongoing, and may be costly and yield inefficient results. As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business. If we fail to keep pace with rapidly evolving AI technological developments, especially in the financial technology sector, our competitive position and business results may suffer.

At the same time, use of AI has recently become the source of significant media attention and political debate. Content generated by AI systems may be offensive, illegal, or otherwise harmful. Further, such content may appear correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could negatively impact our users, harm our reputation and business, and expose us to liability. Ineffective or inadequate AI development or deployment practices by us or others could result in incidents that impair the acceptance of AI solutions or cause harm to individuals, users, or society, or result in our products and services not working as intended. Human review of certain outputs may be required. Our implementation of AI systems could result in legal liability, regulatory action, brand, reputational, or competitive harm, or other adverse impacts. Moreover, laws, regulations, and industry standards relating to AI are rapidly evolving across the jurisdictions in which we operate and may restrict or impose significant costs on our ability to develop or deploy AI technologies in our products, services, or internal processes. The EU AI Act, which entered into force on August 1, 2024, establishes a risk-based classification framework with phased compliance obligations, including requirements applicable to AI systems used in financial services that become effective in August 2026, with penalties for non-compliance of up to €35 million or 7% of worldwide annual turnover. In the United States, a developing patchwork of federal executive actions and state legislation addressing AI-driven decision-making and algorithmic transparency could require us to modify our practices or increase compliance costs. In the United Kingdom, the FCA’s Consumer Duty framework and evolving AI guidance may impose additional obligations on AI-powered features we offer to U.K. customers. Other jurisdictions in which we operate are developing their own AI regulatory frameworks. The cost of complying with these overlapping and potentially inconsistent requirements across jurisdictions could be significant and could adversely affect our business, financial condition, cash flows and results of operations.

We may license AI technologies from third parties that use models trained on data that could potentially violate intellectual property, privacy, or other third party rights or violate law. These AI technologies may also produce results or generate content that is inaccurate or misleading or that cannot be explained by data. In addition, certain third-party AI technologies that we utilize in our business may include OSS. These AI technologies may incorporate data from third-party sources, including our users’ information they input into the AI tools, which may expose us to risks associated with data rights and protection. See “—Risks Related to Third Parties” for additional risks related to our use of third-party vendors that may apply to the use of AI technologies licensed from third parties. If we are unable to maintain rights to use these AI technologies on commercially reasonable terms, we may be forced to acquire or develop alternate AI technologies, which may limit or delay our ability to provide competitive offerings and may increase our costs.

In certain cases and in the future, we may rely on AI technology that is made available under open source licenses. Such technology may not be as reliable as proprietary technologies since open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the technology. In addition, while the source code for open source AI technologies may be publicly available, the underlying weights and other components of that AI technology may be proprietary and not available for review or analysis. For additional risks related to the use of open-source AI technologies, see “—Risks Related to Technology, Intellectual Property and Data Privacy.”

Further, AI and machine learning models used in either proprietary, third-party licensed or open source AI technologies require training on training datasets prior to production use, and in some instances, AI algorithms or training methodologies may be flawed. We use datasets comprised of proprietary data that we own, such as transaction data, as well as datasets comprised of third-party data, such as market or exchange data. Datasets may be overbroad, insufficient, or contain biased information. Training on incomplete, inadequate, inaccurate, biased, or otherwise poor quality data may result in models failing to provide acceptable results. Where we develop proprietary AI technologies, if third parties allege that our AI and machine learning models violate copyright law, or that our use of training data violates applicable law or third-party rights, we may be subject to legal liability or we may be forced to retrain our models on different datasets, which could result in unexpected costs, and adversely affect the availability of our offerings, their reliability, or otherwise make them less useful for their intended uses. The introduction of AI technologies, particularly generative AI, that have unintended consequences, unintended usage or customization by our users and partners, are contrary to our responsible AI principles, or are otherwise controversial because of their impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience brand or reputational harm, adversely affecting our business and consolidated financial statements. including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our reputation, business, financial condition, cash flows and results of operations.

The regulatory framework governing the use of AI and machine learning technology is rapidly evolving, and we cannot predict how future legislation and regulation will impact our ability to offer products or services that we develop which leverage AI and machine learning technology.

The regulatory framework for AI and machine learning technology is rapidly evolving, and many federal, state, and foreign governments have introduced or are currently considering new laws and regulations relating to such technology. See “Business -State of Regulation”. As a result, implementation standards and enforcement practices are also likely to remain uncertain for the foreseeable future, and we cannot determine the impact future laws, regulations, or standards may have on our business, or how best to respond to them in future.

Any failure or perceived failure by us to comply with AI technology-related laws, rules, and regulations could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity, and an erosion of trust. If any of these events were to occur, our business, financial condition, cash flows and results of operations could be materially adversely affected.

Moreover, it is possible that additional laws and regulations will be adopted in the United States and foreign jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the way in which we use AI and machine learning technology, as well as our ability to provide, improve or commercialize our offerings. We may need to expend resources to modify our products or services in certain jurisdictions to comply with new laws or regulations, or their interpretation. Further, the cost of compliance could be significant and may increase our operating expenses, which could adversely affect our business, financial condition, cash flows and results of operations.

Furthermore, our development efforts, including the introduction of new solutions or modifications to existing solutions, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. Changes to existing regulations, their interpretation or implementation or new regulations could impede our use of AI and machine learning technology and also may increase the burden and cost of research and development in this area.

We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe, misappropriate or otherwise violate, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.

We have registered domain names that we use in, or are related to, our business, most importantly www.etoro.com. If we lose the ability to use a domain name that we currently use, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm or cause us to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names in certain jurisdictions due to a variety of reasons. In addition, our competitors and other third parties could attempt to capitalize on our brand recognition by using domain names similar to ours. We may be unable to prevent our competitors and other third parties from acquiring and using domain names that infringe, misappropriate, or otherwise violate, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Obtaining, maintaining, protecting, defending and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and results of operations.

We may be unable to halt the operations of third-party websites that aggregate or misappropriate our data.

Third parties may misappropriate our data through website scraping, robots, or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites may misappropriate data from our platform and attempt to imitate our brand or the functionality of our website. If we become aware of such websites, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites in a timely manner and, even if we are successful in detecting such websites, technological and legal measures may be insufficient to halt their operations. In some cases, our available remedies may not be adequate to protect us against the effect of the operation of such websites. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, financial condition, operating results, cash flows, and prospects. In addition, to the extent that such activity creates confusion among our users, our brand and business could be harmed.

Risks Related to Employees and Management

We face competition in hiring and retaining qualified employees. The loss of our key employees, including our management and founders, could adversely impact our business, financial condition and results of operations.

We depend on the continued services and performance of our key personnel, including our CEO and Co-Founder, Yoni Assia. If Mr. Assia or one or more of our executive officers or key employees were unable or unwilling to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all. The risk that competitors or other companies may poach our talent increases as we continue to build our brand, and our key personal have been, and may continue to be, subject to poaching efforts by our competitors and other high-growth companies, including well-capitalized players in the market in which we operate.

Additionally, our future success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled individuals across the globe. Competition for highly skilled personnel is often intense, especially in Israel where our principal office is located, and we may incur significant costs in order to attract and retain people. Changes to our current and future office environments or adoption of a new work model, including our return-to-office policy, may not meet the needs or expectations of our employees or may not be perceived as favorable compared to other companies’ policies, which could negatively impact our ability to attract, hire and retain our employees. Our products and services require sophisticated knowledge of the financial services industry, applicable regulatory and industry requirements, computer systems and software applications, and if we cannot hire or retain the necessary skilled personnel, we could face disruptions in our operations or suffer deterioration in the quality of our service, experience difficulty meeting our objectives or complying with applicable requirements or otherwise fail to satisfy our users’ demands. As a result of the industry-wide competition for such skilled personnel in the markets in which we operate, we have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. If we are unable to attract, integrate, retain, or effectively replace our key employees and qualified and highly skilled personnel, our ability to effectively focus on and pursue our corporate objectives will decline, and our business and future growth prospects could be harmed.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork we have fostered, which could harm our business.

We believe that our company culture has been critical to our success, which we believe fosters innovation, creativity and teamwork among our employees across all offices around the world. Our ability to continue to cultivate and maintain this culture is essential to our growth and continued success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

▪	failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values, and mission;

▪	the size and geographic diversity of our workforce and our ability to promote a uniform and consistent culture across all our offices and employees;

▪	competitive pressures to move in directions that may divert us from our mission, vision and values; and

▪	the continued challenges of a rapidly evolving regulatory environment.

Our unique culture is one of our core characteristics that helps us to attract and retain key personnel. If we are not able to maintain our culture, we would have to incur additional costs and find alternative methods to recruit key employees, which in turn could adversely affect our business, financial condition, cash flows and results of operations.

Our officers, directors, employees, and large shareholders may encounter potential conflicts of interest with respect to their positions or interests in certain assets, entities and other initiatives, which could adversely affect our business and reputation.

We frequently engage in a wide variety of transactions and maintain relationships with a significant number of third parties in connection with our platform. These transactions could create potential conflicts of interests in management decisions that we make. For instance, certain of our officers, directors, and employees are investors in us or these third parties themselves, and may make investment decisions that favor projects that they have personally invested in. Such persons may hold assets that we are considering supporting for trading on our platform, and may be more supportive of such support notwithstanding legal, regulatory, and other issues associated with such assets or, similarly, may acquire more of such assets in anticipation of us announcing the introduction of such assets onto our platform. As we expand our operations and the number of offerings on our platform, we may confront increasing numbers of potential conflicts of interest related to our officers’ and directors’ trading activity. In addition, under certain circumstances, certain of our officers have the ability to hamper, interrupt or prohibit trading in certain assets, particularly in less liquid securities, which could result in personal gains for those officers. If we fail to manage these conflicts of interests, our business may be harmed and our brand, reputation and credibility may be adversely affected.

Risks Related to Our Operations in Israel

Conditions in Israel and regional instability may adversely affect our operations.

Many of our employees, including our founders and certain members of our management team, operate from our headquarters that are located in Bnei Brak, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, military, political, and economic conditions in Israel may directly affect our business.

Israel has experienced, and may in the future experience, armed conflicts, terrorist activity, civil unrest, and political instability, which could disrupt our operations and supply chain. Such conditions may result in the call-up of our employees for military reserve duty for extended periods, reducing workforce availability. Armed conflict or terrorist activity may cause physical damage to our facilities or to public infrastructure, utilities, and telecommunications networks in Israel, and Israeli companies may face heightened cybersecurity threats during periods of regional tension. These disruptions could lead to increased operating costs, challenges to business continuity, risks to employee safety, and difficulties in delivering products and services in a timely manner. In addition, counterparties to our agreements may assert force majeure claims based on security conditions in Israel, which could affect our ability to meet contractual obligations or enforce the obligations of others.

Regional instability and armed conflict may have broader adverse effects on economic and financial conditions in Israel, including effects on credit markets, currency valuation, inflation, and labor markets. Prolonged conflicts have in the past required significant mobilization of military reservists, including personnel employed in the sector in which we operate, which may affect workforce availability across the industry. Such conditions may also result in credit rating changes for Israel, which could adversely affect access to capital and general business conditions.

Our commercial insurance does not cover losses resulting from war or terrorist attacks. While the Israeli government has in the past provided compensation for certain damages caused by such events, we cannot assure you that such government compensation programs will continue, or if continued, will be sufficient to compensate us fully for any losses incurred. As of the date of this report, the impact of regional security conditions on our results of operations and financial condition has not been material; however, such impact could increase and may become material if conditions deteriorate. Any significant losses or damages incurred by our Israeli operations as a result of armed conflict, terrorist activity, or related instability could have a material adverse effect on our business, financial condition, and results of operations.

It may be difficult to enforce a U.S. judgment against us or our officers and directors in Israel or the United States or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Most of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors reasoning that Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

We are taxed as an Israeli corporation and Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if the shares have not been disposed.

Risks Related to Taxation

We may be subject to increasingly complex tax laws and transfer pricing rules.

As a multinational organization operating in multiple jurisdictions, including, but not limited to, the E.U., the U.K., Australia, the United States and Israel, we may be subject to increasingly complex tax laws and taxation in several jurisdictions, the application of which can be uncertain. The amount of taxes we are required to pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws, or revised interpretations of existing tax laws, potential disputes around the allocation of profits between the various entities and jurisdictions and precedents, which could have a material adverse effect on our business.

Many of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require contemporaneous documentation establishing that all transactions with non-resident related parties be priced using arm’s-length pricing principles. Tax authorities in these jurisdictions could challenge our related party transfer pricing policies and, consequently, the tax treatment of corresponding expenses and income. If any tax authority were to be successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, withholding tax, indirect tax and penalties and interest related thereto, which may have a significant impact on tax liabilities and expenses and potentially on our results of operations and financial condition. In addition, once we reach annual consolidated turnover of €750 million, as generally determined under Organization for Economic Cooperation and Development (the “OECD”) guidance pursuant to Pillar Two (as discussed below), we will be obligated to submit country by country transfer pricing reports, which may entail a different controversy and compliance environment for the tax authorities in the jurisdictions in which we are regulated or serve users. We are continuously assessing our tax obligations to submit country by country transfer pricing reports on an ongoing basis.

We are subject to regular review and audit by the relevant tax authorities in the jurisdictions in which we are regulated or serve users and as a result, the authorities in these jurisdictions could review our tax returns and impose additional significant taxes, interest and penalties, challenge the transfer pricing policies adopted by us, claim that our operation constitutes a taxable presence in a different jurisdiction and/or that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could materially affect our income tax provision, Net income (loss), or cash flows in the period or periods for which such determination is made.

Furthermore, companies in the online trading industry, including us, may become subject to incremental taxation in various tax jurisdictions which seek to tax various aspects of the digital economy. Although taxing jurisdictions have not yet adopted uniform positions on this topic, we are assessing our tax obligations under such tax legislations on an ongoing basis. We could be required to collect additional sales, use, value added, digital services, or other similar taxes, either direct or indirect, or be subject to other liabilities that may increase the costs our users would have to pay for our products and adversely affect our results of operations. If we are required to be responsible for payment for such additional taxes and are unable to pass such taxes or expenses through to our users, our costs would increase and our Net income (loss) would be reduced.

In addition, in the United States, certain members of the U.S. Congress and individual state legislatures have proposed the imposition of new taxes on a broad range of financial transactions, including transactions that occur on our platform, such as the buying and selling of stocks and derivative transactions. While it is difficult to assess the impact the proposed tax rules could have on us, if a financial transaction tax is implemented in any jurisdiction in which we operate, our business, financial condition, cash flows and results of operations could suffer a material adverse effect, and we could be impacted to a greater degree than other market participants.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws or our inability to maintain our beneficial tax status may adversely affect our results of operations.

We believe that we are eligible for certain tax benefits provided to “Special Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). In order to remain eligible for the tax benefits for Special Preferred Technological Enterprises, which benefits include a reduced corporate tax rate on “Preferred Technological Income” (as defined in the Investment Law), we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. There is no assurance that income that we report as Preferred Technological Income will not be reclassified or be taxed at the reduced corporate tax rate or that we will remain eligible for the tax benefits for Special Preferred Technological Enterprises in the future, or that those or benefits will be available to us in the future. If these tax benefits are reduced, canceled or discontinued, or if we fail to continue to meet certain conditions, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is currently 23%. Furthermore, the reduction, cancellation or discontinuation of the tax benefits for Special Preferred Technological Enterprises might have adverse tax consequences for our shareholders with respect to tax withholding and the tax rate that would apply on dividends paid by us. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefits. See the section of this annual report titled “Tax Considerations—Certain Israeli Tax Considerations.”

We are currently undergoing a corporate income tax audit in Israel for the taxable years of 2017-2022. The tax audit is ongoing and there is no assurance that our reported taxable income as reported in our tax returns will be accepted by the Israel Tax Authority (the “ITA”). Any changes as a result of assessments made by the ITA could have an adverse impact on our financial results.

Recent international tax reforms, particularly the implementation of the OECD’s Pillar Two Global Minimum Tax, may materially affect our financial condition and results of operations.

There can be no assurance that our effective tax rate of 15% for the year ended December 31, 2025 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws in the jurisdictions in which we are regulated or serve users. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the OECD and the E.U. to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (the “BEPS”) initiative, many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally, it is still difficult in some cases to assess to what extent these changes impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first pillar. The second pillar is focused on ensuring large multinational enterprises (“MNEs”) pay a minimum level of tax on the income arising in each jurisdiction where they operate. Taxpayers in scope (MNEs with global revenue of at least €750 million in at least two years out of the four previous years) should calculate their effective tax rate according to the relevant rules in each jurisdiction, which are essentially based on the OECD model rules, for pillar two. According to the model rules provisions for relevant jurisdictions and should pay top-up tax on the difference between their effective tax rate per jurisdiction and a 15% minimum tax rate. In addition, such taxpayers will be subject to compliance requirements in the relevant jurisdictions.

A temporary relief from the scope of Pillar Two effective tax rate calculations is provided for jurisdictions which the MNE operate in, if it can be demonstrated that the specific jurisdiction satisfies one of three ‘safe harbor tests’ during a “transitional period” (2024-2026).

The Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions where eToro operates (including UK, Italy, Denmark, Germany, Belgium, Cyprus, Israel, France, UAE, Gibraltar, Singapore and Australia), and will take effect for the financial year beginning January 1, 2024 in some of these jurisdictions. Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate and has introduced legislation implementing certain parts of Pillar Two commencing January 1, 2026, specifically the Qualified Domestic Top Up Tax which requires in scope Israeli companies to supplement Israeli corporate tax if their effective tax rate as computed under the rules of Pillar Two is below 15%. Israel has also proposed legislation, expected to be finalized by March 31, 2026, and become effective as of January 1, 2026, introducing a new R&D tax credit mechanism designed to preserve Israel’s competitiveness in the post–Pillar Two environment. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we are regulated or serve users may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate and our reporting and additional compliance obligations.

We are assessing our tax obligations under such tax legislation on an ongoing basis. Based on our assessment, as of December 31, 2025, we do not expect material implications as result of Pillar Two.

There can be no assurances that we will not be a passive foreign investment company for any taxable year, which could subject U.S. holders to significant adverse U.S. federal income tax consequences.

If we are or become a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for any taxable year during which a U.S. holder (as defined in the section titled “Tax Considerations—Certain U.S. Federal Income Tax Considerations”) holds our Class A common shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. Based upon our current and expected income and assets and projections we do not expect to be a PFIC for the current taxable year or for the foreseeable future. No assurance can be given in this regard, however. For further discussion of the PFIC rules, including the adverse U.S. federal income tax consequences that could apply to a U.S. holder if we were to become a PFIC in any taxable year in which a U.S. holder owns our Class A common shares, see “Tax Considerations— Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Tax Considerations—Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Risks Related to Owning Our Securities

The market price and trading volume of our securities may be volatile.

The stock markets, including Nasdaq, have from time to time experienced significant price and volume fluctuations and therefore the market price of our securities may be volatile and could decline significantly. In addition, the trading volume in our securities may fluctuate and cause significant price variations to occur. If the market price of our securities declines significantly, you may be unable to resell your shares at or above the market price of our securities as of the closing. There can be no assurance that the market price of our securities will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

▪	the realization of any of the risk factors described herein;

▪	actual or anticipated differences in our estimates, or in the estimates of analysts, for our key performance metrics;

▪	additions and departures of key personnel;

▪	failure to comply with the requirements of the stock exchange on which we list our Class A common shares;

▪	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

▪	future issuances, sales or resales, or anticipated issuances, sales or resales, of our securities;

▪	publication of research reports about us or our industry generally;

▪	the performance and market valuations of other similar companies;

▪	volatility in the price of bitcoin and other cryptoassets;

▪	broad disruptions in the financial markets;

▪	speculation in the press or investment community;

▪	actual, potential or perceived control, accounting or reporting problems; and

▪	changes in accounting principles, policies and guidelines.

We cannot guarantee that we will repurchase any of our Class A common shares pursuant to our announced repurchase program or that our repurchase program will enhance long-term shareholder value.

In 2025, our board of directors authorized our repurchase program under which an amount of $150 million was made available to purchase our Class A common shares. In February 2026, our board of directors authorized a $100 million expansion of the previously authorized share repurchase program. The repurchase program, as authorized by our board of directors, provides the Company with the authority to make repurchases of our Class A common shares. The specific timing and amount of repurchases under the repurchase program will depend upon several factors, including but not limited to market and business conditions, the trading price of our Class A common shares, regulatory requirements and capital availability. The program does not require the purchase of any minimum dollar amount or number of Class A common shares, and the program may be modified, suspended or discontinued at any time. As of December 31, 2025, the Company has repurchased 1,568,741of our Class A common shares in an aggregate amount of $62.17 million.

Repurchases of our Class A common shares pursuant to our repurchase program could affect the market price of our Class A common shares or its volatility. Additionally, our repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There is no assurance that our repurchase program will enhance long-term shareholder value, and short-term share price fluctuations could reduce the repurchase program’s effectiveness.

The dual class structure of our share capital will have the effect of concentrating voting power with all of our shareholders that held shares immediately prior to the closing of our initial public offering, including our CEO and Co-Founder, Yoni Assia, which will limit your ability to influence the outcome of matters submitted to our shareholders for approval.

Each share of our Class B common shares is entitled to 10 votes per share, while each share of our Class A common shares entitles its holder to one vote per share. Shareholders that held shares immediately prior to the closing of our initial public offering (the “pre-IPO shareholders”), including our CEO and Co-Founder, Yoni Assia, received Class B common shares and, therefore, together hold all of our issued and outstanding Class B common shares. Accordingly, such pre-IPO shareholders own Class A common shares and Class B common shares (including shares over which they have voting or administrative control) representing, in the aggregate, as of February 20, 2026, based on information available to the Company, approximately 68% of the voting power of our outstanding share capital, which voting power may increase over time as such shareholders exercise or vest in equity awards outstanding at the time of the completion of our initial public offering. As a result, these shareholders will be able to significantly influence all matters submitted to our shareholders for approval, as well as our management and affairs, particularly if they were to choose to act together. These shareholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. For example, these persons, if they choose to act together, would control or significantly influence the election of directors, the adoption of amendments to our A&R memorandum and articles and approval of any merger, consolidation or sale of substantially all of our assets. This concentration of ownership control may:

▪	delay or prevent a change in control;

▪	entrench our management and our board; or

▪	impede a merger, consolidation, takeover, or other business combination involving us that other shareholders may desire.

Any such actions could deprive our shareholders of an opportunity to receive a premium for their share capital as part of a sale of our company and might ultimately affect the market price of our Class A common shares.

Transfers by the holders of Class B common shares will generally result in those shares automatically converting into Class A common shares, subject to certain exceptions. In addition, all outstanding shares of our Class B common shares will automatically convert into one Class A common share at 5:00 p.m. New York City time on the earlier of (i) the date specified by affirmative vote or written consent of the holders of at least two-thirds (66 2⁄3%) of the outstanding Class B common shares, voting or acting as a separate class, (ii) such time on which the total number of issued and outstanding Class B common shares on a fully diluted basis (assuming for such purpose the conversion and exercise of any and all outstanding rights or securities that are convertible or exercisable into Class B common shares) represent less than fifteen percent (15%) of the total number of issued and outstanding Class B common shares on a fully diluted basis (calculated in the same manner) as of the date of the closing of our initial public offering (after giving effect to the sale of Class A common shares in our initial public offering) or (iii) May 13, 2035 (the tenth anniversary of the closing of our initial public offering).

In addition, certain regulatory authorities provide that acquisition by any party of more than 9.99% of our issued share capital or voting power requires a license by such regulatory authorities or such ownership is otherwise approved. Our A&R memorandum and articles include provisions designed to help implement these requirements, which may impact shareholders’ ability to vote or receive distributions with respect to any shares in excess of the foregoing limitation.

Finally, holders of options and restricted share units outstanding as of immediately prior to the completion of our initial public offering will receive, upon exercise or settlement of their outstanding options or restricted share units under the Plans, Class A common shares and an equal number of Class B common shares, and such future issuances of Class B common shares would be dilutive to holders of Class A common shares.

Our A&R memorandum and articles include provisions that may discourage takeover attempts.

Certain provisions in our A&R memorandum and articles may have the effect of deterring coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and by encouraging prospective acquirers to negotiate with our board rather than to attempt a hostile takeover. These provisions include, among others:

▪	our dual class structure, which provides our pre-IPO shareholders, including our CEO and Co-Founder, Yoni Assia, individually or together, with the ability to significantly influence the outcome of matters requiring shareholder approval, even if they own significantly less than a majority of our outstanding Class A common shares and Class B common shares;

▪	the existence of a staggered board;

▪	the right of our board to issue preferred shares and to determine the voting, dividend, and other rights of preferred shares without shareholder approval;

▪	the ability of our directors, and not shareholders, to fill vacancies on our board in most circumstances and to determine the size of our board;

▪	the requirement for two-thirds (66²⁄₃%) affirmative approval by shareholders entitled to vote at a meeting of our shareholders in order to remove directors or adopt, amend or repeal certain provisions of our A&R memorandum and articles and, for so long as any Class B common shares are outstanding the holders of at least two-thirds (66²⁄₃%) of the Class B common shares outstanding at the time of such vote, voting as a separate series, to adopt, amend or repeal certain provisions of our A&R memorandum and articles;

▪	restrictions on the ability of shareholders to call meetings and bring proposals before meetings;

▪	the prohibition on shareholders acting by written consent without prior board approval;

▪	the absence of cumulative rights in the election of directors;

▪	the prohibition on shareholders to approve an amendment to our A&R memorandum and articles unless prior board approval has been obtained; and

▪	certain limitations on shareholders owning more than 9.99% of our issued share capital or voting rights, without approval from applicable regulatory authorities.

While these provisions are not intended to make us immune from takeovers, they will apply even if the offer may be considered beneficial by some shareholders and may delay or prevent an acquisition that our board determines is not in the best interests of us and our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

We cannot predict the impact our dual class structure may have on the market price of our Class A common shares.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common shares, adverse publicity or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. For example, S&P Dow Jones has stated that companies with multiple share classes will not be eligible for inclusion in the S&P Composite 1500 (composed of the S&P 500, S&P MidCap 400 and S&P SmallCap 600), and under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make our Class A common shares less attractive to other investors. As a result, the market price of our Class A common shares could be materially adversely affected.

Sales of a substantial number of our Class A common shares in the public market by our pre-IPO shareholders could cause our share price to decline.

The sale of substantial number of our Class A common shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In addition, pursuant to the Fifth Amended and Restated Investors’ Rights Agreement, certain of our pre-IPO shareholders and their respective affiliates and permitted third-party transferees will have the right, in certain circumstances, to require us to register their Class A common shares under the Securities Act for sale into the public markets. See “Item 7.B. Related Party Transactions—Investors’ Rights Agreement.”

The market price of our Class A common shares may decline significantly when the restrictions on resale by our pre-IPO shareholders lapse. A decline in the price of our Class A common shares might impede our ability to raise capital through the issuance of additional common shares or other equity securities.

Our A&R memorandum and articles designate the federal district courts of the United States as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders.

Our A&R memorandum and articles provide that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act and the Exchange Act. We note that investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our A&R memorandum and articles inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our A&R memorandum and articles described above.

Future offerings of debt or equity securities by us may materially adversely affect the market price of our Class A common shares.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional Class A common shares or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or preferred shares. In addition, we may seek to expand operations in the future to other markets which we would expect to finance through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional common shares or other equity securities or securities convertible into equity may dilute the economic and voting rights of our pre-IPO shareholders or reduce the market price of our Class A common shares or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our Class A common shares. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our Class A common shares bear the risk that our future offerings may reduce the market price of our Class A common shares and dilute their shareholdings in us.

The future issuance of additional Class A common shares in connection with our incentive plans or otherwise will dilute all other shareholders.

As of December 31, 2025, we have an aggregate of 755,478,228 Class A common shares and 60,796,482 Class B common shares authorized but unissued (including shares reserved for Class A common shares and Class B common shares issuance under our incentive plans). We may issue all of these Class A common shares and Class B common shares without any action or approval by our shareholders, subject to certain exceptions. Any Class A common shares and Class B common shares issued in connection with our incentive plans or otherwise would dilute the percentage ownership held by our shareholders.

We do not anticipate paying any dividends on our Class A common shares or Class B common shares in the foreseeable future.

We currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on our Class A common shares or Class B common shares in the near term. The declaration, payment and amount of any future dividends will be made at the discretion of our board and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, any existing contractual restrictions and other factors as our board considers relevant. Further, under BVI law, our board may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the common course of business, and the value of our assets will not be less than the sum of our total liabilities. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Dividend Policy.” Until such time that we pay a dividend, our investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our Class A common shares is affected by the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our Class A common shares could be negatively impacted. If we obtain securities or industry analyst coverage in the future, and if one or more of the analysts who covers us downgrades our Class A common shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common shares could decrease, which could cause the share price and trading volume of our Class A common shares to decline.

Risks Related to Being a Public Company

Our management team has limited experience managing a U.S. public company.

Our management team has limited experience managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. As a result, they may not successfully or efficiently manage their new roles and responsibilities, as a public company we are subject to significant regulatory oversight, reporting obligations under U.S. and international securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could result in less time being devoted to our management, growth and the achievement of our operational goals.

In addition, we may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States. We are in the process of upgrading our finance and accounting systems and related controls to an enterprise system suitable for a public company, and a delay could impact our ability or prevent us from timely reporting our operating results, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. We may need to significantly expand our employee base in order to support our operations as a public company, increasing our operating costs. Failure to adequately comply with the requirements of being a U.S. public company, could adversely affect our business, financial condition and results of operation.

We incur increased costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives.

As a public company that qualifies as a foreign private issuer, we are subject to certain of the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual reports on Form 20-F and current reports on Form 6-K with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, we incur significant legal, accounting and other expenses that we did not previously incur. Our management team and many of our other employees devote substantial time to compliance and may not effectively or efficiently manage our public company obligations. See “—Our management team has limited experience managing a U.S. public company.”

As a “foreign private issuer,” we follow certain home country corporate governance practices, which may not provide shareholders with protections afforded to shareholders of companies that are subject to all BVI corporate governance requirements.

As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act; however, following recent amendments to Section 16(a) of the Exchange Act, our directors and certain of our officers will become subject to the reporting provisions set forth therein, effective March 18, 2026. In addition, we rely on exemptions from certain U.S. rules which permit us to follow BVI legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

As a company organized under the laws of BVI, a substantial portion of our assets are located outside the United States. As a result, it may be difficult or impossible to (i) effect service of process within the United States upon us; or (ii) enforce, against us, court judgments obtained in U.S. courts, including judgments relating to U.S. federal securities laws.

It is unlikely that BVI courts would entertain original actions against BVI companies, their directors or officers predicated solely upon U.S. federal securities laws. The BVI courts may apply any rule of BVI law which is mandatory irrespective of the governing law and may refuse to apply a rule of such governing law of the relevant documents, if it is manifestly incompatible with the public policy of BVI. Furthermore, judgments based upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in BVI. Rather, a lawsuit must be brought in the BVI on any such judgment. The courts of BVI would recognize a U.S. judgment as a valid judgment, and permit the same to provide the basis of a fresh action in BVI and should give a judgment based thereon without there being a re-trial or reconsideration of the merits of the case; provided that (i) the courts in the United States had proper jurisdiction in the matter and the parties had either submitted to the jurisdiction of the United States or were resident or carrying on business within the United States and were duly served with process in relation to such judgment, (ii) the judgment is for a debt or definite sum of money other than a sum payable in respect of taxes, fines or charges of a like nature or in respect of a fine, sanction, penalty, or similar fiscal or revenue obligations, (iii) the proceedings in the U.S. courts in which the judgment was obtained were not contrary to natural justice, (iv) the judgment was not obtained by fraud on the part of the party in whose favor the judgment was given or of the court pronouncing it, (v) the recognition or enforcement of such judgment would not be contrary to the public policy of BVI, (vi) the correct procedures under the laws of the BVI are duly complied with, (vii) the judgment is not inconsistent with a prior BVI judgment in respect of the same matter and (viii) enforcement proceedings are instituted within six years after the date of such judgment.

BVI laws and regulations applicable to BVI companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the United States rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above. Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to BVI laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or is required to make public pursuant to BVI law, or is required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

In addition, as a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums, distribution of our annual report to shareholders, and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company). We may in the future elect to follow home country practices with regard to other matters. As a result of the above, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and may cause us to incur significant legal, accounting and other expenses.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are owned by U.S. residents and any one of the following is true: (i) a majority of our directors or executive officers are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with mandatory U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. If we lose our foreign private issuer status, we may incur significant additional legal, accounting and other expenses that we may not otherwise incur as a foreign private issuer, which could harm our business, financial condition and results of operations.

In addition, in June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of a foreign private issuer. This release is the first review of the foreign private issuer framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to foreign private issuers. The concept release outlines several potential approaches to revising the foreign private issuer definition, including updating existing eligibility criteria, adding foreign trading volume requirements, and incorporating an assessment of foreign regulation.

Sustainability factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, regulators, employees, users and other stakeholders concerning corporate responsibility, specifically related to sustainability matters. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to corporate responsibility are inadequate. The growing investor demand for measurement of non-financial performance is addressed by third-party providers of sustainability assessment and ratings on companies. The criteria by which our corporate responsibility practices are assessed may change due to the constant evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies and actions with respect to corporate social responsibility are inadequate. We may face reputational damage in the event that we do not meet the sustainability standards set by various constituencies.

Furthermore, if our competitors’ corporate social responsibility performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees and other stakeholders or our initiatives are not executed as planned, our reputation and business, financial condition, cash flows and results of operations could be adversely impacted.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

eToro was founded with the vision of a world where everyone can trade and invest in a simple and transparent way. We have created an investment platform built around collaboration and investor education. We believe that we provide what retail investors care about most: simple access to the assets they want to invest in, an intuitive and user-friendly mobile interface; and a trusted and transparent source for financial education, including the ability to draw on the knowledge and insights of other investors.

As of December 31, 2025, we had approximately 3.81 million Funded Accounts across our global footprint of 75 countries. We have built a globally recognized brand, ranking highly for brand awareness in the U.K., Europe, UAE and Australia. We also have a presence and intent to continue growing within Asia Pacific and the Americas, including the United States.

On our platform, users can trade equities, commodities, currencies and cryptoassets, traded as the underlying asset or a derivative, depending on the asset class and on the user’s location. We encourage our users to take a diversified approach to investing through our curated content and by offering an increasingly wide range of investment opportunities. We also offer our users a choice of how to invest. Users can trade directly themselves, invest in a portfolio or replicate the investment strategy of other investors on our platform. eToro Money, our money management offering, enables users to make deposits, withdrawals and trade local stocks in local currencies. We also provide many valuable investment tools and services, including sophisticated charting and analysis tools and extended-hours trading. Over time, we expect to continue to grow our userbase and deepen their engagement with our platform through our social community and our global, diversified, multi-asset products and services.

eToro Group Ltd. was incorporated on the 14th day of December 2006 in the British Virgin Islands (“BVI”) as a limited liability business company. The mailing address of our principal executive office is 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261. Our telephone number is +972 73-265-6600. We maintain the following website: www.etoro.com. Our website provides information about our business. Information contained on, or that can be accessed through, our website is not part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our agent for service of process in the United States is eToro USA LLC, located at 221 River St 9th floor, Hoboken, NJ 07030, and our telephone number is +1 201-479-0267.

Principal Capital Expenditures

Our cash capital expenditures for fiscal years 2023, 2024 and 2025 amounted to $5.5 million, $21 million, and $2.2 million, respectively. Capital expenditures consist primarily of investments in computers and related equipment, leasehold improvements for our office space, purchases of furniture, and internal use software capitalization. We anticipate our capital expenditures in fiscal year 2026 to be approximately 0.4% out of projected Net Contribution. We anticipate our capital expenditures in 2026 will be financed with cash on hand and cash provided by operating activities.

B.	Business Overview

Our Mission

Our mission is to open the global markets, connect our users to leading investors and give them the tools they need to grow their knowledge and wealth.

Overview

The global financial markets are widely recognized as one of the greatest paths to wealth creation, although they have historically been opaque and inaccessible to many. The rise of low-commission digital trading platforms over the past decade has supported greater retail access to the financial markets, however, we believe that they often lack educational tools, including the ability to collaborate and learn from others. Similarly, we believe that the predominantly passive offerings provided by robo-advisory platforms are limited and do not equip more experienced investors and traders with the full range of assets and tools they are seeking.

eToro was founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way. We set out to change the retail investing experience by pioneering social investing. We have built a collaborative investment community designed to provide users with the educational resources and tools they need to grow their knowledge and wealth. Users can view other investors’ portfolios and statistics, and interact with them to exchange ideas and discuss strategies. Our platform aims to combine the best elements of a social network with the ability to seamlessly trade and invest, all within a regulated, digital investment platform purpose-built for financial discourse and community. We believe that we provide what retail investors care about most: simple access to the assets they want to invest in, an intuitive and user-friendly mobile interface; and a trusted and transparent source for financial education, including the ability to draw on the knowledge and insights of other investors.

On our platform, users can trade equities, commodities, currencies and cryptoassets, traded as the underlying asset or a derivative, depending on the asset class and on the user’s location. Users can trade directly, invest in a portfolio or use CopyTrader’s one step process to replicate the investment strategy of other investors on our platform at no extra cost. eToro Money, our complimentary money management offering, enables users to make deposits, withdrawals and trade local stocks in local currencies. We also provide many valuable investment tools and services, including sophisticated charting and analysis tools.

As a company with a vision to disrupt the status quo, a passion for finance and technology is in our DNA. We have a strong track record of identifying and adopting key trends, and bringing the financial utility of these innovations to the benefit of our business and our users. For example, following the launch of social networks such as Facebook and X (formerly known as Twitter), we pioneered social investing and launched our patented CopyTrader in 2010. Similarly, with the advent of crypto we were one of the first brokers in the European Union to offer bitcoin. As thematic investing grew, we launched our range of Smart Portfolios in 2017 to provide retail investors with easy access to thematic and strategy-based investing. Today we are actively exploring the utility of artificial intelligence, or AI, deploying it across our business to create more personalized customer journeys and operational efficiencies. We aim to continue to leverage new technologies to improve the eToro experience and further our mission.

As of December 31, 2025, we had approximately 3.81 million Funded Accounts across our global footprint of 75 countries. We have built a globally recognized brand, ranking number one or two in brand awareness for trading in our seven key markets.

Our success in attracting and retaining users stems from our flywheel powered by our breadth of products and services, our educational content, and our collaborative platform. New and experienced investors come to eToro to benefit from our global, multi-asset offering. Newer investors can access educational resources that empower them to invest, or they can copy the portfolios of other users to leverage the experience of others. More experienced investors benefit from our breadth of offering and our robust set of tools and analytics to support their trading needs. A number of our users have access to our Pro Investor program, engaging with the broader eToro investor community, and monetizing the dollar value of users’ assets copying their portfolio. Together, new and experienced investors alike feed each other’s experience within a platform built on collaboration, transparency and trust.

Over time, we expect to continue to grow our business by attracting and converting more of our users into Funded Accounts, deepening their engagement with our platform and community. For the year ended December 31, 2025 and December 31, 2024, our Net Contribution was $868 million and $787 million, respectively, an increase of $80 million, or 10%. We recorded Net income of $216 million and $192 million for the years ended December 31, 2025 and December 31, 2024, respectively, a $24 million increase, or 12%. Our Adjusted EBITDA was $317 million and $304 million for the years ended December 31, 2025 and December 31, 2024, respectively, a $13 million increase, or 4%. See “Item 5. Operating and Financial Review and Prospects—Non-IFRS Financial Metrics.”

We believe there is power in shared knowledge and that we can become more successful by investing together. We are determined to lead the democratization of investing and are committed to breaking down the traditional barriers, promoting financial education and supporting the continued increase in retail investor participation in capital markets through our community-driven social investing platform.

Trends in Our Favor

Expanding and Innovating Capital Markets

The global capital markets have historically been viewed as one of the most significant sources of wealth creation and the ways in which investors have engaged in the markets have evolved through technological innovation.

The introduction of ETFs offered a novel way for retail investors to invest across a range of asset classes through a simpler and more cost-effective vehicle. Global assets under management in ETFs grew by 27% in 2024 to reach $14.6 trillion and are predicted to exceed $26 trillion by June 2029 according to PwC.

Technological innovation has also broadened access to passive investment tools through the wide-spread adoption of risk-based model portfolios and robo-advisory services. These types of curated risk-based model portfolios and algorithmic investment tools were historically only available to high net worth or affluent individuals, but have now become more widely accessible.

New asset classes are also gaining popularity through emerging technologies. Cryptoassets have gained prominence over the last decade and continue to grow and mature rapidly. The overall market capitalization of cryptoassets was approximately $3 trillion as of December 31, 2025, according to CoinGecko data. We are seeing a convergence between traditional finance and cryptoassets as regulatory clarity in the cryptoasset market continues to emerge and traditional financial institutions begin to offer services in support of the cryptoasset ecosystem. Following the approval of bitcoin and ether spot ETFs by the SEC in January and May 2024, respectively, cryptoassets are now more accessible by retail and institutional investors.

We see a significant opportunity to address the global investing community across a wide and evolving universe of investable assets.

Increasing Retail Participation in Financial Markets

As the global capital markets continue to expand and evolve, retail investors are becoming increasingly large participants. S&P estimates that there are over $20 trillion of retail client assets in the United States today, across over 100 million brokerage accounts. The most recent Federal Reserve Survey of Consumer Finances, as reported by Pew Research, revealed that 58% of U.S. families had some sort of exposure to the stock market in 2022, the highest level ever recorded by the Survey of Consumer Finances. Comparatively, E.U. had 7% exposure in 2023, as reported by Oliver Wyman, and U.K. had 20% exposure in 2015, as reported by a survey conducted by the Department of Work and Pension.

We believe this trend of increasing retail participation extends to non-U.S. markets as well, where there has historically been less retail participation, and therefore more runway to expand towards U.S. levels. Oliver Wyman forecasts that Europe will add 22 million new brokerage accounts by 2028 which means penetration in the adult population will increase by 72% from 6.8% in 2023 to 11.7% in 2028. Total financial assets of households in the E.U. were valued at €37.3 trillion in 2023, up from €33.5 trillion in 2022, of which 36% comprises equity and investment fund shares.

Significant Wealth Transfer to Younger Generations With Earlier Market Participation

As retail participation in the financial markets has steadily increased, we also observe a trend of younger generations participating from an earlier age. On average, Gen Z began investing at age 19, compared to age 32 for Gen X and age 35 for Baby Boomers. On a global basis, retail investors accounted for 52% of global assets under management in 2021, which is expected to grow to over 61% by 2030.

We believe this trend, coupled with a significant multi-generational wealth transfer to younger generations represents a significant tailwind for retail investing. According to UBS Global Wealth Report 2024, an estimated $83.5 trillion in assets are expected to be transferred to younger generations within the next 20 to 25 years. As this multi-generational wealth transfer occurs, we believe a substantial portion of assets transferred will be invested in the financial markets.

Evolving Consumer Expectations

Across industries, there has been a movement towards products and brands that redefine the user experience through digitalization. Consumers now expect instant access and an intuitive and engaging offering where customer service and personalized experiences are a baseline requirement. Underscoring this trend of consumer preference for digital-first solutions is the mass adoption of fintech services observed in recent years. This ongoing shift in consumer preference and expectations has gone hand in hand with the proliferation of the Internet, cloud-based technologies, and smartphone access, as the widespread adoption of these new technologies brought about significant innovation.

We believe that AI is driving the next major shift in the consumer experience and expectations, and will continue to accelerate consumer preferences towards intuitive, digital platforms. According to Deloitte, the growth of generative AI marks the first time a technological shift of this magnitude has been so widely accessible. As a result, Deloitte predicts that AI-enabled applications could become the leading source of retail investment advice in 2027, and that such apps will reach 78% usage among retail investors in 2028. This potential shift from human advisors to AI presents a significant opportunity for platforms with access to retail investor data and a strong understanding of how to leverage that data to support the evolving needs of retail investors.

Need for Reliable Social Forums for Financial Discourse

Based on a 2022 retail survey from BNY Mellon and the World Economic Forum, 74% of retail investors say that they would likely invest more if they had more opportunities to learn about investing. We believe much of this demand is being channeled to social media platforms. In 2023, over 1.4 billion posts on X referenced trading or investing topics, a year-over-year growth of 54%. A study by the FINRA Investor Education Foundation found that over 60% of U.S. investors under the age of 35 use social media as a primary source of investment information, surpassing the use of traditional financial advisors in this demographic.

While we believe this underscores the significant interest and demand for community-based financial discourse, existing social media platforms often lack the oversight, transparency and regulatory compliance or accountability required for financial services. A 2024 study conducted by Capital One found that 80% of financial content on YouTube is made by content creators with no qualifications. Additionally, in 2024, the Federal Trade Commission reported losses totaling $5.7 billion from investment-related fraudulent scams initiated on social media in the United States alone.

As the use of social networks to discuss and engage in the financial markets has expanded, we believe that there is an unmet need for a transparent and trusted educational forum for consumers to access.

What Sets Us Apart

We helped pioneer social investing by creating a platform that enables our users to invest, trade, save and spend as part of a global social network. We provide users with access to a global, multi-asset product offering, with a localized user experience. We empower our users with a differentiated ecosystem for education and collaboration and a user experience built upon the foundations of transparency and compliance. We believe that few, if any, other platforms have been able to successfully combine a multi-asset investment platform with educational and social features purpose-built for collaboration.

Global Platform with a Localized Experience

We have one of the largest global footprints of any retail investing platform, providing services to users in 75 countries around the world. We have invested considerable resources towards building out our global footprint, including obtaining regulatory licenses and establishing the required compliance and risk management functions within our organization, as well as continuously developing our platform to manage the challenging requirements of real-time, global financial markets. We believe these features provide a differentiated competitive edge which enables us to operate as an established retail investment platform on a global scale. The assets and products available for users to trade and invest in are also global in scope, with our platform offering equities listed on over 20 of the world’s leading stock exchanges.

While our platform is global in nature, we are also investing significant resources towards providing our user base with a localized experience for investing, trading, saving and spending in our key markets.

Localization includes making our platform available in 20 languages, providing the ability to manage balances in multiple currencies and to trade in local currencies via eToro Money (currently available in GBP in the U.K., EUR in Europe, and AUD in Australia), and offering additional features that include localized tax reports, as well as local tax efficient saving and investing wrappers such as the eToro ISA, which we launched in the U.K.

The eToro Academy provides free educational resources in 11 languages and our team of 18 analysts across 12 regions share insights and analysis on global and local markets daily, which accumulated to over 17,000 media clippings in target markets in 2025. We also leverage localization in our brand and marketing efforts, which has helped us achieve a number one or two in brand awareness for trading across our seven key markets.

Diversified, Multi-Asset Product Offering

We provide our users with a gateway to the global financial markets, offering a platform that empowers our users to invest, trade, save and spend in a way that suits their unique needs. On our platform, users can trade equities, commodities, currencies and cryptoassets, traded as the underlying asset or a derivative, depending on the asset class and on the user’s location. On our global platform, users can trade thousands of instruments, including over 150 cryptoassets, 127 curated Smart Portfolios, and copy over 4,750 members of the Pro Investor program. The specific availability of asset classes, instruments and services varies across markets depending on certain factors, namely the applicable regulations of the jurisdiction where the user resides.

We also offer our users the choice of how to invest or trade. They can trade directly, copy another investor through our CopyTrader capabilities, or invest in one of our Smart Portfolios, which are portfolios of assets based on specific themes or strategies. We cater to users of all abilities by providing many of the tools they need to grow their wealth. We continue to expand the range of investment tools and services available to our users including sophisticated charting and analysis tools, proxy voting and extended hours trading.

Similarly, we enable users to invest and spend using local currencies through our eToro Money offering, to deposit and to fund trades without foreign exchange fees, and to transfer, withdraw or spend balances in local currencies through our IBAN account and in the U.K. through our debit card. As of December 31, 2025, we had over 1.8 million registered IBAN accounts.

We believe this diverse, multi-product offering is a key differentiator, and a significant part of our value proposition which helps us attract more users and increase our share of user assets on our platform. Because of this diversity of product offering, we are able to serve a broad array of users, from casual investors who may solely purchase or sell equities, to advanced traders capable of employing more advanced portfolio management strategies.

More Stable Financial Profile Given The Diversity Of Our Multi-Asset Offering

Our Net Contribution reflects total revenue and income, less the cost of revenue from cryptoassets and margin interest expense. We use Net Contribution to evaluate the net contributions of our users’ activity on our platform before considering the overhead costs associated with our operations. The breakdown of our Net Contribution by asset class demonstrates the diversification of our business and our ability to capitalize on diverse market conditions, without overreliance on, or overexposure to, any single asset class or geography. Historically, increased trading activity in a particular instrument, market or asset class influenced our Net Contribution in certain quarters or years.

For example, cryptoassets accounted for 38% of our Net Contribution in the fourth quarter of 2024 as the crypto market rallied following the U.S. presidential elections and in the second quarter of 2025, equities, commodities and currencies accounted for 54% of our Net Contribution as the equity market responded to tariff news. During times of increased retail investor participation in equity markets, we see an increase in Net Contribution from equities.

This diversity of markets, asset classes and instruments, as well as the geographical breadth of our user base, acts as a diversification hedge for our Net Contribution. Similarly, we generate revenue through a multifaceted model consisting of trading income, interest income, money management fees, and other value-added products and services. The ability to generate revenue from transactions, balances and subscriptions provides additional diversification benefits to our financial profile.

Built on the Key Principles of Compliance and Transparency

As a consumer-facing retail investment platform, we understand that our users entrust us with their money, and that their trust is a privilege that is earned each and every day.

We are a regulated investment platform and compliance is central to everything we do: we are licensed in multiple jurisdictions and we work with leading global financial institutions to hold and safeguard our users’ cash deposits and to serve as trading counterparties. We are committed to compliance with applicable rules and regulations in all jurisdictions in which we are regulated or serve users, and we pride ourselves on collaborating with regulators around the world to enhance consumer protection.

We are licensed to provide financial services by regulatory authorities in multiple jurisdictions, including in the U.K. (FCA), Europe (CySEC in Cyprus), Australia (ASIC) and the United States (FINRA FinCen and the New York State Department of Financial Services), among other regulators in other jurisdictions. See “—State of Regulation” below.

We work with leading global financial institutions as our banking partners, including J.P. Morgan, Deutsche Bank, Coutts, Bank J. Safra Sarasin, Banque Pictet & Cie SA and UBP, among others, to securely hold and safeguard our users’ cash deposits. Our trading counterparties include large multinational investment banks such as Goldman Sachs, JP Morgan and UBS. All client funds are reconciled and segregated from our own funds in line with local regulations to ensure funds are secure. We have achieved SOC 2 Type II Compliance Certification, demonstrating a strong commitment to data security and privacy of our custody operations.

We safeguard client cryptoassets in segregated omnibus digital wallets on behalf of our users, in accordance with applicable regulatory requirements and industry best practices. We hold users’ safeguarded cryptoassets using hot and cold wallet storage systems, as well as our financial management systems related to such custodial functions.

We supplement compliance with the guiding principle of transparency. One of our cultural values is ‘keeping it simple’, so we strive to remove barriers and make online trading and investing simpler, more accessible, and more transparent for all.

The majority of our users have public profiles which provide transparency on the assets they hold and how they have performed as an investor. Similarly, those who engage in social discourse on our platform are accountable for their content and communications. We enforce an established code of conduct and community guidelines and actively monitor user activity to ensure adherence. We take appropriate action against any behavior that breaches these guidelines by removing posts, restricting user access, or notifying relevant regulators when required.

These strict protective measures for our community are designed to ensure that the quality of the experience on our platform is held to the highest standard. We also enhance social discourse by integrating our analysts, teams and Pro Investors directly within the social flow. Our Pro Investors are required to communicate regularly with their followers via their feed, updating them on their investment decisions and answering any questions from investors.

Empowering Users through Education and Collaboration

We have developed tools and resources for our users to collaborate and learn as they engage with the global markets.

We offer “demo accounts” so our users can practice managing their own virtual portfolio with $100,000 in virtual money to trade, invest or copy others thereby gaining confidence without risking any of their own capital as they are starting out.

Our eToro Academy empowers users to grow their knowledge through resources built to increase financial literacy and knowledge of the financial markets. As of December 31, 2025, the eToro Academy had over 6.6 million views and over 1.2 million unique users engaging with our collection of over 3,600 articles, videos, podcasts, and webinars available in 11 languages. We regularly publish market insights to educate and engage our members, and we focus on making these highly accessible and engaging. We also drive our own social news feed which wraps around all of the practice, learning, and market insights our users gain through our platform.

We believe these efforts translate to deepened engagement on our platform and help us establish loyal, long-term relationships with our users that enable us to grow with them and attract a greater share of their financial assets as they expand their wealth over time.

Social Investing Creates Value to Investors of All Levels of Experience

We created an investment platform built around collaboration and engagement. The eToro platform combines our regulated, global and multi-asset platform with the best elements of a trusted and transparent social community purpose-built for financial discourse. We believe this combination creates a powerful flywheel driven by our product offering, the engagement we facilitate across our community, relentless innovation informed by continuous feedback from our users, and the increasing power of shared knowledge within a social community.

The social aspects of our platform create differentiated value propositions for investors of all levels of experience. For new or casual investors, our demo account, educational content and ability to engage socially create an environment where investing can be learned and practiced.

Our CopyTrader offering allows users to copy the investment strategy of members of our Pro Investor program. It is a patented technology that allows users to diversify across asset classes or instruments they may be unfamiliar with by copying a more experienced investor. CopyTrader also caters to users that may not have the time or desire to actively trade on their own by allowing them to automatically copy the investment strategy of another investor.

For more experienced investors, in addition to providing a global multi-asset platform, research and insights into the financial markets, and sophisticated charting and analysis tools, we offer a means to monetize their presence on our platform. Our Pro Investor program empowers experienced investors to build a following, establish Assets Under Copy through our CopyTrader offering, and build a revenue stream from eToro as a reward for driving engagement and helping provide more investing options to the eToro community. Members of the Pro Investor program can earn a percentage of the assets copying them.

Over time, both new and experienced investors trade and invest on our platform, developing a track record, investment convictions and insights, and other information they want to share with the eToro community. Such material forms the basis of our organic eToro community content that engages our global user base to learn about companies and investments. We also produce, curate, and moderate content that builds upon investing knowledge and empowers users to engage.

As our social community grows, so does our ability to better serve our users through the valuable feedback collected 24/7 across our diverse, global footprint. We use this customer-centric feedback to fuel our relentless product innovation, delivering an appealing and intuitive experience for our users and expanding our offering to reach more users and deepen our relationships with existing users.

Visionary, Founder-Led Management Team with Track Record of Innovation

eToro was founded by Yoni Assia and his brother Ronen with a vision of a world where everyone can trade and invest in a simple and transparent way. We are a founder-led business and our management team has an average tenure of 13 years with high retention across the leadership team. Our management team brings experience from multiple disciplines including brokerage, technology, online marketing, banking and data sciences. We have supplemented this knowledge by sourcing world class advisors and board members including former regulators and domain experts.

Leveraging Technology to Drive Innovation

We have a strong track record of identifying and adopting key trends, bringing the financial utility of new innovations to the benefit of our business and our users.

In 2010, we facilitated the growth of social investing by launching our patented CopyTrader technology. In 2013, we became one of the first regulated brokers in the European Union to offer bitcoin and our CEO and Co-Founder Yoni Assia co-wrote the Colored Coins white paper with Ethereum creator Vitalik Buterin. Colored Coins was one of the first protocols to enable the tokenization of assets on top of the Bitcoin protocol. In 2019, following the acquisition of Danish token startup Firmo, we launched tokenized gold (GOLDX) and silver (SLVX) alongside a number of fiat currencies.

In 2017, we introduced Smart Portfolios, providing retail investors with an easy way to invest in predetermined themes or strategies, such as 5G, cloud computing and renewable energy. In creating these portfolios we used advanced algorithms, machine learning and AI to build investment strategies and curate assets. In 2021, we launched eToro Money in the U.K., beginning our journey to enhance the money management experience through e-money accounts, local currencies and debit cards.

We are an AI-first company and we are embedding AI across our business to accelerate product development, improve efficiency and enhance how we operate at scale. AI has become a core part of our operating model, helping teams to move faster and deliver more impact. We are increasingly automating user touchpoints, a majority of incoming customer service inquiries are now handled by our AI chatbot, and we will continue to leverage automation to provide faster and more efficient customer support, helping users access information and resolve issues more quickly and with a better experience. We also believe we are leading the way in using AI for developer empowerment with an increasing proportion of code now being written by AI.

AI is deeply integrated into our product offering and how we empower our users. It is transforming our ability to give every investor access to smarter tools and more personalized insights. Across the platform, we are using AI to help users better understand market behavior, portfolio performance, and risk, and to support more informed decision-making. Through our public APIs and suite of AI-powered tools, users and partners can build, share, and scale strategies and tools, creating a growing ecosystem. We are creating a more personalized user journey through Tori, our AI Agent, which offers a smarter and more intuitive investing and learning experience across the eToro platform and our eToro Academy. In 2025, we launched a range of Alpha Portfolios built using machine learning analysis of eToro’s proprietary retail trading data. We are also actively collaborating with AI specialists to offer our users access to Smart Portfolios powered by such specialists’ proprietary AI.

Our Growth Strategies

Our vision is to open the global markets to everyone. We expect to expand our business by acquiring more users both in existing and new markets, increasing our share of our users’ wallets and growing with our users as their knowledge and assets grow over time. We anticipate that future acquisitions will continue to play an additive role in enhancing product development, localizing our product offering and shortening our time to market.

Acquiring More Users In Existing Markets

While we have achieved significant growth to date across our global footprint, we believe the markets in which we operate are still significantly underpenetrated, creating a strong opportunity for our future expansion. For example, European retail participation is only 7% of the population as compared to 58% in the United States. We believe this disparity highlights the significant runway for growth across our existing markets.

We intend to acquire more users by providing the investing, trading, saving and spending tools and resources to serve the unique needs of current and future users. CopyTrader makes investing accessible for those more comfortable investing alongside experienced members of the eToro community, rather than venturing into investing on their own. Similarly, our range of Smart Portfolios provide retail investors with access to thematic investing opportunities without having to pay a management fee. Our crypto offering enables access to a new asset class for both crypto enthusiasts and traditional investors seeking diversified opportunities. Our eToro Money offering marks the beginning of our journey towards providing an enhanced money management experience.

We believe that our ongoing localization efforts will also attract more users to the platform as we are able to offer more value to our users through features specifically suited to their needs, such as the ability to transact in local currencies, local tax wrappers and other localized features. For example, in 2023 we launched the eToro ISA for U.K. users. Similarly, our acquisition of Australian investing app, Spaceship, in November 2024 enabled us to strengthen our footprint in a key market and to broaden our product offering via Spaceship’s superannuation (a local retirement savings product) and managed funds. In May 2025, we entered into a partnership with Generali, a major player in the French life insurance market, to offer users in France access to retirement (PER) and life insurance products. We are actively exploring other local partnership and acquisition opportunities in order to further develop our long-term saving and investing proposition.

In 2019, we acquired Delta, a multi-asset investment tracker. Delta offers a simple way to track performance and manage multiple asset classes and portfolios in real time, all on one platform, using powerful tools and charts. Delta provides a clear and accessible overview of users’ investments across multiple brokerage and/or cryptoasset exchange accounts. The active and growing Delta user base provides an additional user acquisition channel for us. Delta is also provided as a benefit to some of our eToro Club members. Delta forms the basis for our forthcoming subscription offering which we will expand beyond Delta to encompass many additional benefits and premium services for our users.

We also further support our user acquisition with highly targeted advertising and marketing efforts in our key markets, seeking to enhance our local appeal to prospective users. Marketing initiatives, such as our sports sponsorship, regular out-of-home advertising, public relations and media partnerships, have enabled us to rank number one or two for brand awareness for trading in our seven key markets demonstrating the strength of our profile.

Adding more users also supports our self-reinforcing community flywheel which supports compounding growth. As more users join our platform, we see increased collaboration and shared knowledge through the engagement across our social features and Pro Investor program. With more collaboration and shared knowledge, we see greater engagement through both investing and social activity, as users put ideas to work, either through pursuing an investment strategy of their own, investing in our range of curated portfolios, or copying other investors. As we see more engagement and trading activity, we benefit through increased scale and profitability, which we can deploy into further products, features, and educational tools that provide new investing options and opportunities for engagement.

Increasing our Share of Existing User Assets

We are committed to earning and maintaining the trust of our users. In doing so, we believe that we will continue to foster long-term relationships with our users and increase our share of users’ assets on our platform over time.

We have found that our users accumulate greater wealth and generate more investable assets over the span of their time investing on eToro. The eToro Club provides an opportunity for these users to experience greater benefits on our platform as their investing capabilities and wealth mature over time. We believe that we are well positioned to continue growing with our users.

Our multi-asset offering means we are able to present diversification opportunities to our users. We will continue to seek to create new products and features that can capture a greater share of users’ assets, including retaining those generated organically through our users’ wealth accumulation over time, and by offering products and features that can address a broader set of our users’ wealth across investing, trading, saving and spending. In addition, we believe that through our continued localization efforts, such as localized trading, investing and saving products, we will see a higher proportion of our existing users’ wealth funneled to our platform as a result of our ability to serve a greater proportion of their needs. We also plan to expand existing recurring revenue sources, such as staking and introduce new sources such as subscription services, new asset classes and geographies and products. For example, we launched our securities lending program in Europe, the U.K. and the UAE in 2025. We also expanded our futures offering across Europe and launched futures and options trading in the U.K.

We have a large population of users with whom we have the ability to continuously offer new value propositions, including those who have not yet funded their account and are solely participating in the educational and social aspects of our platform. We continue to communicate and focus on converting these users to Funded Accounts over time. Similarly, we engage with our users that only hold one asset class, such as cryptoasset holders, to help them understand the value of diversification.

Moving Into New Markets

We expect to continue to increase eToro’s expansive global footprint by entering new markets using our well-established playbook for both organic and inorganic international expansion. Our ability to expand via organic growth is exemplified by the United Arab Emirates, where we were approved for a Financial Service Permission from the Financial Services Regulatory Authority of the Abu Dhabi Global Markets Authority to operate as a broker for securities, derivatives and cryptoassets in November 2023. This approval of our operating license in the United Arab Emirates enabled us to launch bespoke, local marketing initiatives and to engage more with clients and partners in the region. We hope to enjoy the same success in Singapore where we activated our license from the Monetary Authority of Singapore in July 2025. As an example of inorganic growth, in November 2024 we acquired Australian investing app Spaceship, growing our local footprint and broadening our long-term savings and investing proposition in the region by providing our users with access to superannuation and managed funds. Further, we have several growth markets, including Latin America, Asia, the United States, Central and Eastern Europe and Nordic countries, in which we continue to see an increase in growth in users and overall awareness of our brand. We see opportunities in underpenetrated markets around the world and will continue to explore adding new countries to our footprint.

Continued Product Innovation

Product innovation is a core driver of our user acquisition and retention efforts providing new ways for existing users to further engage with our platform as well as attracting new users. Our product innovation focuses on improving the social experience, as well as the tools our users need to invest, trade, save and spend.

We invest considerable resources to personalize users’ investing experiences by expanding our asset universe, adding more equities which are listed on various stock exchanges to our platform and enabling investing in local currencies. We collaborate with a growing number of stock exchanges including the London Stock Exchange, Deutsche Boerse and Euronext to provide our users with higher quality pricing data and access to thousands of additional equities. We are working on similar engagements with other leading exchanges to further enhance our local trading experience.

Acquisitions play an additive role in enhancing product development, localizing our product offering and shortening our time to market. For example, in 2020, we acquired UK-based e-money business Marq Millions, now eToro Money, in order to reduce our payment processing fees and improve the user experience. In August 2022, we acquired Gatsby, an options trading platform, which allows us to offer options to users in the United States with plans to expand this to other markets around the world. In October 2022, we bought Bullsheet, a provider of portfolio management tools designed exclusively for eToro users, which we have now integrated into our platform. In January 2024, we acquired Deep, an AI focused content automation technology business and in November 2024, we acquired Spaceship, an Australian investing app, in order to strengthen our footprint in a key market and to broaden our product offering via Spaceship’s superannuation (a local retirement savings product) and managed funds.

Partnerships with market leaders also enable us to stay at the forefront of product innovation. For example, we work with Broadridge to facilitate proxy voting for all equities on the platform allowing our users to have their say in the decisions shaping the future of the companies they hold shares in. In 2024, we partnered with BlackRock to launch five core portfolios tailored to different risk profiles, adding to our range of Smart Portfolios. In 2025, we launched six portfolios in partnership with Franklin Templeton to help users invest via target-date strategies. These Smart Portfolios offer fully managed investment solutions and present ongoing opportunities for collaboration with established financial institutions. We will continue to enhance the trading experience by offering more instruments, including options, futures and sophisticated pro-trader tools.

eToro is an AI-first company. Across the platform, we are using AI to help users better understand market behavior, portfolio performance, and risk, and to support more informed decision-making. In 2025, we launched our public APIs and a series of AI-powered tools enabling our users and partners to build, share and scale strategies and tools. This is a growing ecosystem which will scale further with the forthcoming launch of the eToro App Store. Tori, our AI Agent, also continues to evolve as we move towards a future where everyone has their own personal ‘wealth manager’ tailored to their individual goals and risk profile.

We are actively building as finance moves increasingly on-chain. With a long history in crypto and tokenization, eToro is already part of this transition. Our holistic crypto offering positions us to continue bridging cryptoassets and traditional markets, supporting the evolution from crypto trading today to tokenized markets and new forms of financial participation over time.

Continued product innovation will keep eToro at the forefront of digitally-native brokerage offerings and engage with the rising generation of investors who seek intelligent digital offerings and trusted social forums to serve their financial needs.

Our Values

Our corporate values are reflected in our product offerings and user experience, as well as embedded in our internal culture and employee experience.

▪	Keeping it simple: We strive to remove barriers and make online trading and investing accessible to everyone, simpler, and more transparent. From our easy-to-use platform to the way we communicate, we will always make things as simple as possible.

▪	Constantly innovating: We were founded to disrupt traditional finance and innovation is in our DNA. With one eye on the markets and the other on our community, we will continue to build cutting-edge financial products and services to meet our users’ evolving needs.

▪	Better together: Our users are part of a growing global community. There is power in shared knowledge. We enable our users to connect, learn and share with other investors. By transforming investing into a group effort, we yield better results and become more successful, together.

▪	Striving for excellence: We strive to anticipate and exceed our users’ expectations by putting them at the center of every decision we make and aim to provide the best possible user experience. As a regulated business, we take our users’ privacy and security seriously, employing various solutions.

▪	Empowerment: Lack of experience and lack of knowledge are two of the main reasons why people choose not to invest. We want to get our users off that fence, so we provide a wide range of educational tools and resources, plus an easy-to-use platform to support their investment journey.

Our Users

As of December 31, 2025, we have accumulated approximately 3.81 million Funded Accounts with users from 75 countries. Our user base is diverse, representing a broad array of experience and nationalities. The median age of eToro users was 37 as of December 31, 2025.

We believe our users are largely tech savvy and socially connected, and they embrace innovation and are willing to share their activities online. Our users are central to our platform and the experience we can offer across the entire investing community on eToro. Many of our users, including those that have yet to fund an account and begin trading through our platform, utilize our community as a financial social network, seeking education and social engagement as they pursue their interest in the global markets.

The strength of our social investing community means that our users are highly engaged with our platform. Our average eToro user logs onto eToro approximately four times per day for an average of approximately 12 minutes per session. Users with Funded Accounts generally take a long-term and diversified approach to their investing strategies. Looking at all trades open for at least a day during 2023, the average holding time was 255 days. In 2025, 92% of our users invested in equities, cryptoassets or copied another investor as their first action on our platform. Looking at Funded Accounts as of December 31, 2025, 53% invested in more than one type of asset class, demonstrating the strength of our multi-asset offering and the opportunities we offer for diversification.

We strive to build long-term, trusted relationships with our users by fostering a transparent social community, constantly innovating to create delightful experiences, and putting our users first in everything that we do. In doing so, we are able to create long-term users who continue to grow with us on the eToro platform.

User Engagement

Our investment platform is built around collaboration and engagement and is designed to provide users with educational resources and investment tools to enhance the user experience, facilitate the understanding of investment products and increase user interaction with our platform. We believe engagement is key to democratize investing, promote inclusivity and accessibility in capital markets and support the continued increase in retail investor participation in capital markets. To achieve this, we offer a variety of investment tools and educational resources to support users as they grow their wealth, promote long-term, responsible investing behaviors, and meet their needs at every stage of their investing journey.

The tools and resources we make available to our users give them the opportunity to inform their own decision making when it comes to which assets to invest in, when to invest and how much they want to invest in line with their own unique needs and circumstances. These tools and resources include the following:

▪	eToro Academy: Our financial education hub includes ‘Ask eToro’ an AI-based chatbot which helps users to navigate the eToro Academy and directs them to relevant educational materials. We also regularly publish highly accessible and engaging market insights to educate our users on what is happening in global markets. See “—What Sets Us Apart—Empowering Users through Education and Collaboration” herein.

▪	Tori: Our AI Agent is designed to help users navigate the platform, discover investment opportunities, and better understand financial markets, all through natural, conversational interaction.

▪	Demo Account: Enables users to learn and practice trading and investing with virtual money.

▪	Portfolio Insights: Designed to help users gain a comprehensive understanding of their current investments including performance, trading history, risk score and risk contribution. Our Portfolio features also empower users to identify opportunities and benchmark their portfolio against other assets and highlights similar investors.

▪	Discovery: Filters and tools which enable users to explore the global markets and learn about different investment opportunities offered on the platform. This includes details of assets or exchanges which have been recently added to the platform, trending assets, Pro Investor profiles and other insights.

▪	Alerts: Users can enable or disable automatic alerts about market and account activity specific to their investments or interests in order to help them keep abreast of the latest developments.

▪	Watchlist: Users can either keep the default Watchlist of trending assets or curate their own list of financial instruments, such as particular stock or certain cryptoassets, they wish to monitor. The watchlist provides key information on these instruments and also establishes the information that users view within the News Feed.

▪	News Feed: Our News Feed empowers users to share their investment convictions and insights with the broader eToro community. Such material forms the basis of our organic eToro community content that engages our global user base to learn about companies and investing. We also produce, curate, and moderate content within the News Feed that builds upon investing knowledge and empowers users to engage more with our platform.

▪	Customer Support: We offer a range of resources including a digital knowledge base and help center, AI-chat bot assistant, and customer service agents to answer users’ questions and provide guidance as required.

Our platform and services are implemented in accordance with applicable laws, rules and regulations regarding digital engagement practices. Users are able to set up an eToro platform that works entirely for their individual needs. Although we have default settings, most are able to be turned off and curated specifically by a user so they can track and monitor the assets, exchanges, Pro Investors and other information that is particular to their needs and interests. For instance, we allow users to opt out of non-transactional notifications altogether or with respect to a specific asset. Further, our social users are accountable for their content and communications and we enforce an established code of conduct and community guidelines and actively monitor user activity to ensure adherence. We take appropriate action against any behavior that breaches these guidelines by removing posts, restricting user access, or notifying relevant regulators when required. See “—State of Regulation—Social Investing.”

eToro Club

The eToro Club is a tiered membership program offering a wide range of services and tools to enhance a user’s investment experience. Membership is free, and our users are automatically enrolled and move up tiers once their eToro balance reaches certain equity levels. Membership is divided into five tiers: Silver ($5,000), Gold ($10,000), Platinum ($25,000), Platinum+ ($50,000) and Diamond ($250,000), each with its own premium perks and exclusive features, such as interest on cash balance, magazine subscriptions, tickets to sporting events and insurance.

We see users joining eToro in their mid-30s on average, and growing into and then up the tiers of our eToro Club program. The eToro Club helps us to retain users, 72% of eToro Club members have had a Funded Account on eToro for three years or more, compared with 62% for non-eToro Club members. This percentage increases as users go up the eToro Club tiers. Members of the eToro Club exhibit higher engagement with the platform evidenced by a greater number of trades and higher deposit levels compared to non-eToro Club members.

In November 2025, we launched the eToro Club Subscription giving users access to the Platinum tier of the eToro Club. With the new subscription, users can enjoy premium investing tools, financial perks and dedicated support - benefits that were previously reserved for users with a balance of $25,000 or more. The subscription is currently available to users in the UK and EU, with additional regions to follow.

We see a significant opportunity to continue enhancing our value proposition for our users by adding additional features and perks to our eToro Club membership tiers. As of December 31, 2025, we had over 720,000 members of the eToro Club program.

Pro Investor Program

A subset of our users are what we call “Pro Investors.” These users represent a select group of the top traders and investors in our community and they are core to our innovative CopyTrader offering. These are a vetted group of investors who are required to meet a specific set of criteria in order to be classified as a featured Pro Investor, including having a proven track record of investing on eToro, a transparent investment philosophy, regular communication with their copiers, and who are compliant with certain risk parameters set by us. Users can utilize our CopyTrader technology to automatically replicate the investment strategies of participants in the eToro Pro Investor program. Pro Investors serve as an important piece of our social investing community, helping to drive engagement on our platform, creating opportunities for novice investors to learn and try out investing strategies implemented by well-regarded investors in the eToro community.

We reward members of the eToro Pro Investor program with incentives for driving engagement on our platform through payments that increase as they rise through the program’s ranks and grow their Assets Under Copy. As of December 31, 2025, we had over 4,750 members of the Pro Investor program. 17 of these Pro Investors had over $10 million in Assets Under Copy, and 125 had over $1 million in Assets Under Copy. 65% of participants in the Pro Investor program have a tenure of five years or more, 437 have obtained their Investment management certification from the Chartered Institute for Securities & Investment and 68 hold a PhD.

Our Social Investing Network

We believe in the power of shared knowledge and have created a community to enable our users to collaborate, share ideas, and learn with and from one another. Our platform combines the best aspects of a social network with a modern, intuitive, digital-first trading and investment platform. Our social investing community is alive 24/7 with our users asking questions, exchanging ideas, discussing investment topics, and empowering each other to take control of their financial lives.

Our social investing features include the ability for users to create profiles and engage with our dynamic news feed by posting, commenting and conversing with others. A user’s profile on our platform includes a biography and statistics about their trading and investing habits as well as their activity on the eToro news feed. The eToro news feed allows users to create a feed that is personalized to their own trading and investing interests by enabling users to follow the financial instruments and traders they like, interact with users they choose to and start discussions. Users can also receive notifications when a user they copy writes a post, an asset on their ‘watchlist’ becomes volatile and many other updates.

We believe that retail investors are looking for a trusted and transparent forum where they can collaborate, share ideas and benefit from the power of shared knowledge. Unlike other social platforms, we were purpose-built for financial collaboration, which means that we have guidelines and procedures in place to help ensure our community remains a safe and transparent place for financial dialogue. Our community and social investing features are a key reason users are attracted to our platform, and help to foster a highly engaged and vibrant community across our user base.

Our Platform & Products

We have developed a growing, global community of traders and investors. Our platform enables users to execute trades, share information, analysis and views, and see what others are doing in real time. We offer users a choice of asset classes to invest in from traditional assets such as equities, commodities or currencies alongside ‘new’ assets such as crypto, traded as the underlying asset or a derivative, depending on the asset class and on the user’s location. We also offer our users a choice of how to invest, as users can directly trade themselves, invest in a portfolio, or replicate the investment strategy of other investors on our platform.

We continue to simplify the investing experience, expand the universe of assets, introduce more tools and data, and make accessible the information users need in order to effectively invest in global markets. Our design principles include simplicity, quality and transparency, and are aimed at making the onboarding, asset discovery and trade execution phases intuitive.

Multi-Asset Investing Access

Users can access equities listed on 25 of the leading stock exchanges, 127 curated portfolios, and copy over 4,750 members of the Pro Investor program. Depending on the user’s jurisdiction, we also offer derivatives of asset classes, such as contracts for difference, and futures and options contracts. Our investable assets include those listed below, traded as the underlying asset or a derivative, depending on the asset class and on the user’s location:

▪	Global, single-name equities

▪	ETFs

▪	Indices

▪	Commodities

▪	Currencies

▪	Cryptoassets

▪	Smart Portfolios

Platform Capabilities

CopyTrader

Our patented CopyTrader offering allows users to copy the investment strategy of members of the eToro Pro Investor program by assigning some of the user’s capital to proportionally mimic the portfolio of the Pro Investor, subject to certain jurisdictional and product-specific limitations. Each user’s past performance is displayed on their profile alongside their risk score and details of their investment approach. Users can stop copying at any time, and there is no additional charge for this service.

CopyTrader is our patented, proprietary technology that allows users to diversify across asset classes or instruments they may be unfamiliar with by copying a more experienced investor. It also allows users to benefit from the breadth of the global community of investors using eToro. 85% of those who copy another investor on eToro are copying a user that does not reside in the same country as them. CopyTrader also caters to users that may not have the time or desire to actively trade on their own by allowing them to automatically copy the investment strategy of another investor.

Our Pro Investor program enables users to copy experienced investors who meet certain criteria and are vetted by us, including their past performance in the CopyTrader system. The program enrolls investors and traders from around the world who wish to share their investment experience, connect with eToro users and build an online investment business on our platform. Investors who meet the criteria to join the Pro Investor program are compensated as their investment strategy is copied by more users on our platform. Compensation ranges from fixed amounts at lower tiers of copy engagement to a percentage of the assets copying them at higher tiers. These payments are made by eToro as an incentive for the continued contribution of these investors to a key feature of our social investing platform. As of December 31, 2025, eToro had over 4,750 members of the Pro Investor program, of which 17 had more than $10 million in Assets Under Copy and 125 had over $1 million in Assets Under Copy.

Smart Portfolios

Our Investment Office manages a growing range of Smart Portfolios. There are two types of portfolios: top trader portfolios and thematic portfolios. Top trader portfolios are comprised of participants of the Pro Investor program that are selected using AI and machine learning technology and build portfolios around their trading activity. Thematic portfolios invest in assets according to a specific investment trend such as renewable energy, e-commerce, cryptoassets or driverless cars, providing retail investors with a simple and cost-efficient way to gain investment exposure to asset categories they care about. There are no management fees for the portfolios, which are rebalanced at prescribed intervals by our Investment Office.

We also partner with third parties to create portfolios, such as our range of five core portfolios tailored to different risk profiles with asset allocation guidance provided by BlackRock, target date portfolios in partnership with Franklin Templeton, a high growth tech portfolio with ARK Invest, and a long-term crypto portfolio with CoinShares.

As of December 31, 2025, we had 127 curated portfolios on our platform which our users could invest in. We have seen growing demand for Smart Portfolios and aim to continue expanding our portfolio offering and update the offering as necessary as we introduce the product into new jurisdictions. We will also continue to invest in leveraging machine learning and AI technology. Currently, Smart Portfolios are only available to our U.S. users for cryptoassets.

eToro Money

eToro Money connects directly to a user’s eToro investment account and enables instant deposits and withdrawals, along with additional money services, such as a debit card for U.K. and E.U. users. It is also home to the eToro Wallet which allows users to securely store, send and receive cryptoassets, and transfer cryptoassets to the eToro platform. The ongoing development of eToro Money will enable trading in many different local currencies. Users in the U.K., European Union and Australia, can deposit, hold and fund trades in USD or in their respective local currency (GBP, EUR, or AUD, respectively). This service is currently not available to U.S. users.

Investment tools and services

We continue to expand the range of investment tools and services available to our users. We provide our users with sophisticated charts coupled with an intuitive interface. We are also transforming the way retail investors can participate in the governance of the companies they hold shares in by facilitating proxy voting for shares on the eToro platform. In July 2023, we launched extended hours trading that allows users to buy and sell a selection of equities outside of normal trading hours. This was extended in 2025 and users can trade the most popular ETFs, all stocks in the S&P 500 and Nasdaq 100, and a number of Smart Portfolios 24/5.

Our Technology

Our products and services are delivered through a robust and highly scalable technology platform that manages the requirements of a global, multi-asset, social investing platform. Our technology enables us to provide trading across global financial markets, serving the needs of users from 75 countries and multiple regulatory frameworks, and to quickly and effectively develop and launch new products and services. We have a highly qualified and experienced engineering team that has developed a technology stack designed to ensure that we can provide a secure, reliable service to our users. As a multi-regulated investment platform, security and compliance are embedded throughout our infrastructure and operations.

Leveraging open architecture enables non-organic growth through partnerships as well as efficient integration of companies we acquire. Longstanding partnerships with leading providers such as Microsoft allow us to scale capacity and decrease our time-to-market. Data is integral to everything we do, and AI capabilities are creating more opportunities for data driven product development and growth.

We strive to employ the highest standards for protecting personal information. We invest heavily in sophisticated tools, encryption and masking technology, designed to protect data, while preventing, detecting, and mitigating unwelcome access to our systems. Similarly, we have robust business continuity plans in place, ready to be implemented when needed to continue service to our users all over the world in any emergency scenario. Business functions, operations and responsibilities are split across our network of global offices so there is no dependency on any single office.

Over the last decade, the eToro platform has experienced multiple periods of high demand, particularly during the 2017 and 2018 cryptoasset rally. As a result of these experiences and the continued investments we made into the development of our platform, we were well prepared to handle the increased demand we saw throughout 2021 and into 2022. We will continue to invest resources in our infrastructure and operations so that we can continue to meet the demand for our services as we scale.

Our technology has facilitated rapid growth and continues to support millions of transactions daily across multiple markets and regulatory jurisdictions. We believe our functionality and infrastructure to localize our products and services can meet heterogeneous and dynamic regional regulatory requirements and consumer needs while minimizing the impact on the user experience.

Our Solutions Group allows us to remain at the forefront of product innovation and continue to have scalable infrastructure to support our continued growth. This group is comprised of product development, research and development (including our blockchain innovation unit), product engineering, technology (including RegTech), security, brokerage solutions, business solutions (including M&A related activities), product compliance, and trading development sub-groups.

We research, develop, and launch new products and features intended to enrich and improve our users’ investing experience. We want to make our platform smarter and our user experience richer yet simpler. Our product development strategy centers on four areas: (1) growing and maintaining our status as a leading global brokerage, including expanding our local offerings and increasing the diversity of our range of assets, (2) continuing to add more investment tools, including leveraging AI and eToro data, (3) continuous improvement of our user experience and (4) enhancing our differentiated selling proposition by continuing to improve our social and copy features.

We interact with our users every single day to gain insights into their needs. We have particularly close connections with our ‘power users’ from whom we regularly gather feedback. We research extensively to give users the best product we possibly can and harness the power of AI to process mass feedback from users.

We conduct numerous A/B tests yearly to identify the best problem-solution fit. Our confidence stems from testing with users before writing a line of code. We do so by introducing experiences first on our acquired apps (Delta & Bullsheet). We roll out every improvement carefully and monitor extensively, first internally.

We invest in educating our users to excel in trading and investing. Significant feature releases adhere to our learning and adoption stack. The stack helps ensure that our users are aware of new features. We guide users through the process with a simple framework:

●	introduce: present new features to our users,

●	learn: educate our users on how to use these effectively, and

●	adopt: support users in integrating features into their trading and investing practices.

In 2019, we acquired Firmo, a smart contracts infrastructure provider. The former-Firmo team established our dedicated blockchain innovation unit which leads blockchain and smart contracts research and development within eToro, including the creation of our staking services. In addition, this unit works to establish connections between academia and the industry.

Marketing

We have developed our brand profile globally through our dynamic, multi-channel marketing strategy, which attracts, engages and retains users. With innovative products, leveraged through original marketing campaigns, we have continually pushed the frontiers of marketing in the traditional world of investing. This has been achieved by focusing on our social investing experience, our intuitive investment process, and our efforts to provide our users with the tools they need to grow their knowledge and wealth.

These campaigns have helped us achieve meaningful engagement with users and created greater understanding of our product offering, as demonstrated by research house Investment Trends, who reports that investors in multiple countries view eToro as “innovative.”

We understand the importance of marketing and the valuable impact we have across the user journey and therefore invest heavily in channels which are fundamental to building brand loyalty and trust. Our sports sponsorship strategy includes multiple localized partnerships with football teams in the English Premier League, German Bundesliga, and French Ligue 1, and U.K. Premiership Rugby among others. We sponsor sports as the sense of community among sports fans is strongly aligned with our social features and online community.

Research from Investment Trends demonstrates the strength of our brand awareness in our key markets. We are ranked number one or two for brand awareness for trading in all of our seven key markets, and from two to nine for brand awareness among all online investors for investing.

Tailored content helps us manage multiple local investor communities on social media including on our social feed, Facebook, X and other social network accounts. These large and growing communities receive targeted local, market commentary from our team of analysts, alerts to bring awareness to market events and earnings releases and invitations to webinars and seminars hosted by Pro Investors, eToro analysts or guest speakers. We also partner with strategic brands such as X, BlackRock and Nasdaq on co-branding marketing activity aimed at providing the most timely, relevant, engaging and relatable content to our users and prospective users.

Our prospective and existing users are activated by our user acquisition engine which is primarily focused on online, technology-driven channels which allow us to continually optimize the performance of our marketing operation by leveraging the vast amount of data we have available. This involves a dedicated technology stack, coupled with strategic partnerships with digital advertising vendors such as Google, Facebook, X and Taboola to attract and convert users. We use dynamic tools to launch campaigns when a particular market or instrument generates investor interest. This use of technology and automation tools also works to drive conversion within our existing user base. Through customer relationship marketing and the use of Salesforce tools, our marketing team is able to segment communication to different parts of our user base. We are also leveraging AI across our marketing teams.

We are actively marketing in multiple countries with content in 20 languages. We work with an extensive network of media partners and affiliates. Our marketing includes activity across more than 30 global and local social media channels generating approximately two billion impressions in all of 2025. During this time period, our website received over 67 million unique visitors.

The scale and breadth of our marketing operation is also reflected in the thousands of keywords implemented across numerous search engines, the millions of digital advert views delivered daily, our large network of media partners, and the fact that we monitor campaigns in multiple geographies, multiple languages, and multiple channels simultaneously and can adjust spend based on effectiveness.

Customer Support

We pride ourselves on providing a high quality service to our users. As we have grown as a business, we have invested significantly in scaling our user-facing teams. We have also embraced technology, using AI to boost efficiency and aid localization, and leveraging data visualization tools to put relevant user data at the fingertips of our service team to enhance the user service experience.

Our user-facing teams include our customer service team which provides support via email, live chat and telephone in more than nine languages and our account management team, which provides personal service to our higher equity users. As of December 31, 2025, we employed or contracted with 455 user service representatives and 88 account managers and are continuing to invest in scaling and innovating our user support services.

Our Competitive Landscape

Our platform provides retail investors with opportunities for social collaboration and access to multiple different financial products, including copying another investor via our patented CopyTrader service, through a single platform. We are therefore distinctively positioned to compete as a result of the breadth of our product offerings and our existing global footprint.

As a global, multi-asset investment platform with a variety of offerings, we have a very diverse set of competitors including both large, traditional financial institutions including retail banks, private banks, wealth management and traditional brokers and smaller market participants who may operate in a regional capacity. Competition is highly fragmented, with multiple local market participants in each market in which we operate. However, we believe few investment platforms can rival our global reach or offer our social capabilities.

We primarily compete with high growth fintech companies that are focused on user experience and provide a variety of financial services, as well as high growth international brokers and tech-led brokers that provide self-directed, multi-asset investment services.

As a result of our cryptoasset offerings, we also compete with exchanges, wallets and investment platforms that offer access to cryptoassets. However, competitors in this space tend to have a limited scope in terms of their capital market offerings.

As the market continues to grow, we expect that we will face increased competition from both new entrants and existing players.

Our Approach to Risk Management

We have developed a robust, comprehensive risk management framework with both internal and external layers of defense at the eToro Group level and for our subsidiaries. The following committees report to our Enterprise Risk Management Committee which governs our risk appetite, risk strategy, risk mapping and policies and reports to our Board:

▪	Compliance and Regulation Committee: in charge of our regulatory strategy, risk mapping and mitigation.

▪	Regtech Solutions and Product Governance Committee: oversees our technology and alternative solutions for closing regulatory gaps.

▪	Trading Risk Committee: responsible for market and credit exposures and risks, stress scenarios and mitigation controls.

▪	Treasury Committee: governs treasury operations and risks, capital adequacy, liquidity and working capital requirements.

▪	Financial Operational Risk Committee: oversees counterparty due diligence, limit breach, fraud risk, client money issues and Sarbanes-Oxley compliance.

▪	Technology Risk and Business Continuity Committee: manages our data and cyber risks and mitigation plans, business continuity and disaster recovery plans and crypto custody risk management.

Diversity & Inclusion

Our mission is to open the global markets so that everyone can trade and invest in a simple and transparent way. The word “everyone” is an important one. Since our founding in 2007, we set out to be disruptive, to shake up the world of investing and to break down barriers so that anyone can invest. We are proud to have over 3.81 million users as of December 31, 2025, however, our goal is to have a user audience and workforce which is inclusive and represents the populations of the countries in which we operate.

We want to shatter gender stereotypes. While there is plenty of academic research to show that women make better investors, there is even more data to show that far fewer women invest than men. We are working to change that by creating a safe and supportive environment for women to connect, share experiences and ask questions.

We cater for tomorrow’s investors, today. Our multi-generational approach to content creation ensures that each generation of investor feels welcome and supported. We connect newcomers with more experienced investors and provide content that speaks to our diverse audiences.

Corporate Social Responsibility

From educating investors to promoting universal basic income (“UBI”), eToro uses its innovative leadership in the industry for good. Our vision is a world where everyone can invest in a simple and transparent way. Since our founding in 2007, this focus on making finance accessible to all has driven everything we do and inspired our vision and values. We are committed to making the world a better place, with efforts focused on three key areas where we believe we can make a difference: financial education, universal basic income, and corporate impact.

Financial education

Our belief that knowledge is power is exemplified by our approach to financial education. Transforming investing and learning into a group effort allows members of our community to leverage shared knowledge and experience, so that we can become more successful, together. We have created an investment platform of millions, built around social collaboration and increasing education, with a vibrant, interactive community where users connect, share, and learn.

We learn by doing. Our demo account empowers users to practice trading and investing and via our virtual portfolio, enabling them to gain confidence without risking any capital.

We provide all our users with content that is accessible, relevant, engaging and educational. In addition, our social news feed provides a forum for our global community to come together to share insights and strategies, and to get exposure to investor sentiment in real time.

Universal basic income

According to the World Economic Forum, 1.7 billion people in the world are unbanked, yet 1.1 billion of this group have smartphones. By leveraging the power of Web3 and DeFi, UBI initiatives can transform the role our own wealth plays as part of a larger capital ecosystem, creating sustainable wealth in some of the most impoverished places in the world.

We have funded the creation of GoodDollar, one of the largest UBI projects and communities in the world. Launched in 2020, it is a community-driven non-profit project which generates and distributes digital money as a means of creating access to wealth for those facing poverty and inequality. Anyone in the world can claim GoodDollar tokens (G$) as a daily UBI.

Almost one million people from over 180 countries and territories have opened a GoodDollar digital wallet in order to claim UBI, with over 15,000 currently doing so daily. In a world of crypto hype, it is a distinct example of crypto making a positive impact. Countries which have seen the biggest adoption of GoodDollar include Brazil, Nigeria and Vietnam and surveys of members show that the majority of claimants have extremely low household incomes.

The project is also creating communities in these countries while enabling people to improve their lives, from starting micro-businesses, to raising and donating funds to others in need. The crypto UBI generated from GoodDollar also acts as an ‘onramp’ to a larger, emerging world of decentralized financial services, which offers access to basic financial services such as savings, global payments, credit in a new model without middlemen.

The GoodDollar economy is a circular economy with two groups of participants. On one end, there are claimants, people who want to receive UBI. On the other end, there are supporters, which can be organizations or individuals who wish to support the UBI cause and shape a more inclusive global economy. Supporters are able to use their crypto capital to support the funding of GoodDollars, a reserve-backed currency that is distributed daily as UBI. Supporters commit crypto capital into a blockchain-based income-generating mechanism called a DeFi protocol, via the GoodDollar website. The interest earned is used to mint new GoodDollars, which are then distributed as basic income every 24 hours to recipients, and also paid back to supporters. The more supporters and capital committed, the more UBI can be issued and distributed among claimants.

We see GoodDollar as a crucial use-case for crypto. We have provided the funds to build something that is 100% open source, using technology and blockchain innovation to fund UBI as a public good. This is a new and innovative model for how corporate entities can support impact initiatives.

Corporate impact

We strive to make a positive impact in all the markets in which we operate. For example, with a commitment to our planet’s future we are setting goals for carbon reduction and carbon offsets. We also take pride in giving back to the communities in which we live and work. Our offices around the world run regular give-back and volunteer opportunities for our employees.

Our Human Capital

We invest in our human capital and consider it to be one of our most valuable assets. As of December 31, 2025, we had 1,520 employees across over 10 offices globally, with employees also working remotely in certain areas where we don’t have physical offices. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe our relationship with our employees is generally good.

We aim to attract, develop, promote and retain the talent we need to successfully serve our users and support the continued expansion of our business. Our employee compensation packages are based on both individual and company performance. The package encompasses an array of compensation components in addition to base pay, including performance-based incentive pay and a range of health and welfare benefits (including, but not limited to, recreational sessions and activities, team activities, company events and celebrations). See “Item 6. Directors, Senior Management and Employees—Compensation—Compensation of Directors and Senior Management.”

We offer development and leadership programs as well as reimbursement for qualified business-related education and training, and we encourage learning and provide a wide array of online learning and development programs.

We focus on attracting a diversity of talent and work to create and maintain an environment where all employees can excel. We foster the development of high-performance teams that recognize the value of diverse perspectives, skills and backgrounds. As of December 31, 2025, approximately 39% of our employees were women.

Properties

Our headquarters are located in Bnei Brak, Israel, where we lease approximately 86,000 square feet in a building and accommodate our principal executive, development, engineering, product, marketing, business development, human resources, finance, legal, IT and administrative activities. Outside of Israel, we lease office space in 12 offices around the world to serve the needs of our global user base in the U.K., Cyprus, Belgium, Germany, Denmark, the United States, Australia, Abu Dhabi, Singapore, Seychelles, Malta and Gibraltar.

Our offices are designed and maintained to foster a comfortable and creative workspace that encourages collaboration and social interaction. We currently have a remote work policy, under which a large segment of our employees are not required to come into the office on a daily basis, although since late 2023, most employees are expected to work in-office at least three days a week.

We believe that our existing facilities are sufficient for our current needs. We believe that suitable additional or substitute space will be available as needed to accommodate changes in our operations.

Intellectual Property

As a company that aims to revolutionize the way people invest, innovation is part of our DNA. We were founded to be disruptive and launching new and innovative products and offerings is a key aspect of how we plan to continue to democratize investing. This means that the protection of our technology and intellectual property is an important aspect of our business, enabling us to maintain a competitive edge in the rapidly evolving cryptoeconomy. We rely on a combination of patents, trademarks, trade secrets, confidentiality procedures, contractual commitments and other legal rights to establish and protect our intellectual property. However, these laws and contractual commitments may not fully protect our business and technology.

As of December 31, 2025, we held two U.S.-issued patents and two Israeli-issued patents. One of our U.S.-issued patents expired in 2026 and the other one expires in 2031, and our Israeli-issued patents expire between 2032 and 2033.

Our trademarks help us distinguish our products and services from those of our competitors and build brand loyalty among our users. As of December 31, 2025, we held 119 registered trademarks globally, including “eToro.” We are the authorized user of a variety of social media handles, pages and profiles that reflect our primary brand. In addition, we have a suite of defensively registered domains. The registrations of our trademarks are effective for varying periods of time and may be renewed periodically, so long as we comply with all applicable renewal requirements (including, where necessary, the continued use of the trademarks in the applicable jurisdictions in connection with certain goods and services).

It is our practice to enter into confidentiality, non-disclosure, and invention assignment agreements with our employees, consultants and contractors, and into confidentiality and non-disclosure agreements with other third parties, in order to limit access to, and disclosure and use of, our confidential information, trade secrets, know-how and proprietary technology. We further control the use of our intellectual property and proprietary technology through provisions in the terms and conditions governing our services. Additionally, we implement multiple layers of security, and access to our platforms and systems requires system usernames and passwords.

We continually review our development efforts to assess the existence and patentability of new intellectual property that may be valuable to our business. We intend to continue to file additional patent applications with respect to our technology and trademark applications with respect to our brands, to the extent we believe it would be beneficial and cost effective to do so.

Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. We actively monitor the market for potential infringement and take legal action when necessary to enforce our rights. Additionally, we work with external IP counsel to ensure comprehensive protection of our IP assets. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.

Despite our efforts to protect our intellectual property rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, or the reverse engineering of our intellectual property and other proprietary technology, including by third parties who may use our technology or other proprietary information to develop services that compete with ours. Competitors may also try to develop products that are similar to ours and that may infringe, misappropriate or otherwise violate our intellectual property rights. Our competitors or other third parties may also claim that our platform and other solutions infringe, misappropriate or otherwise violate their intellectual property rights. Successful claims of infringement by a third party could prevent us from offering certain products or features; require us to develop alternate, non-infringing technology, which could require significant time during which we could be unable to continue to offer our affected products or solutions; require us to obtain a license, which may not be available on reasonable terms or at all; or force us to pay substantial damages, royalties or other fees.

Additionally, we use OSS in our products and services and anticipate continuing to use OSS in the future. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated obligations, conditions or restrictions on our services.

See “Item 3.D. Risk Factors—Risks Related to Technology, Intellectual Property and Data Privacy” for a more comprehensive description of risks related to our intellectual property and proprietary rights.

State of Regulation

We operate in a highly regulated global environment which does not have a unified approach to rules and regulations in respect of the products and services that we offer. Accordingly, we tailor our products and services to the regulatory requirements and limitations in the jurisdictions within which we operate. There may be separate and distinct laws, rules and regulations for individual products and services we offer within a specific jurisdiction as well as across jurisdictions. For example, in the U.K. and the E.U. the provision of investment services, e-money, payment services and cryptoassets are all subject to individualized legislative and regulatory frameworks with which we must comply on a law by law basis within each jurisdiction.

On our platform, users can trade leveraged and non-leveraged equities, futures, commodities, currencies and cryptoassets as the underlying asset or a derivative, depending on the asset class and on the user’s location. In connection with such services, we also provide our users in certain jurisdictions with the ability to trade utilizing our CopyTrader offering and to invest in a range of Smart Portfolios. See “—Platform Capabilities” herein. We also provide investment tools and services, including AI tools, charting and analysis tools, equity proxy voting services, and extended-hours trading. Our investment platform is built around social collaboration and we have created a community where users can view other investors’ portfolios and statistics, interact with them to exchange ideas, discuss strategies and benefit from shared knowledge. In addition to our trading and brokerage services, we also provide cryptoasset services in certain jurisdictions where we are able to do so in accordance with local laws, rules and regulations, including trading, custody, staking and hosted wallet services, non-custodial wallet, either directly or via a regulated third party. Our non-custodial wallet is also designed to provide users with access to third-party decentralized finance protocols and services, including decentralized exchanges and other blockchain-based applications; the regulatory treatment of intermediaries facilitating access to decentralized finance services is uncertain and evolving across jurisdictions. In certain jurisdictions, we also offer payment and electronic money services.

We hold a number of financial regulatory licenses and registrations where we are required in order to offer our services in the markets in which we operate. These can be categorized as licenses and registrations for: (i) broker-dealer services, (ii) cryptoasset services and (iii) payment services and electronic money issuance. These licenses and registrations also include the ability to carry out relevant ancillary services, such as the custody of relevant cash and assets. Further details of our licenses and registrations are set out below.

Entities with broker-dealer licenses:

▪	eToro (UK) Limited is authorized and regulated as an investment firm in the U.K. by the FCA and has obtained a “passport” to provide services on a cross-border basis into Gibraltar;

▪	eToro (Europe) Limited is authorized and regulated as an investment firm in Cyprus by CySEC, and has obtained “passports” allowing us to offer investment services on a cross-border basis across the E.U./EEA;

▪	eToro USA Securities Inc. is registered in the United States with the SEC as a broker-dealer and is a member of FINRA;

▪	(i) eToro AUS Capital Limited, as a broker-dealer, (ii) eToro Asset Management Limited, to provide financial product services and operate managed investment schemes and (iii) Spaceship Capital Limited, are each authorized and regulated in Australia by ASIC;

▪	eToro (ME) Limited is authorized in the Abu Dhabi Global Market (the “ADGM”) by the Financial Services Regulatory Authority of Abu Dhabi Global Market as a broker for securities and derivatives; and

▪	eToro (Seychelles) Limited is authorized and regulated in Seychelles by the Financial Services Authority Seychelles as a broker-dealer.

▪	eToro Singapore Pte. Ltd. is licensed under the Capital Markets Services Licence (“CMSL”) with the Monetary Authority of Singapore (“MAS”).

Entities with cryptoasset services licenses and registrations:

▪	eToro (Europe) Limited is (i) registered in Cyprus with CySEC as a cryptoasset service provider (CASP) superseded by the Markets in Crypto-Assets (MICA) Regulation to provide services related to cryptoassets;

▪	eToro (UK) Limited is registered in the U.K. with the FCA under the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 for the provision of cryptoasset services;

▪	eToro (ME) Limited is authorized in the Abu Dhabi Global Market by the Financial Services Regulatory Authority of Abu Dhabi Global Market as a virtual assets service provider;

▪	eToro AUS Capital Limited is registered in Australia with AUSTRAC as a digital currency provider;

▪	eToro NY LLC holds a New York State Virtual Currency Business Activity License (commonly referred to as a “BitLicense”). However, this entity is not yet operational in New York;

▪	eToro USA LLC holds a Louisiana Virtual Currency Business Activity License; and

Entities with payment and electronic money services licenses:

▪	eToro Money UK Limited is authorized and regulated as an e-money institution to issue electronic money and provide payment services in the U.K. by the FCA;

▪	eToro Money Malta Limited is authorized and regulated in Malta by the Malta Financial Services Authority as an e-money institution to issue electronic money and provide payment services and has obtained “passports” allowing us to offer e-money and payment services on a cross-border basis across the E.U./EEA;

▪	eToro USA LLC, which (i) is registered as an MSB with FinCen in the United States and (ii) holds Money Transmitter Licenses in approximately 36 U.S. states and territories; and

▪	eToro NY LLC, which (i) is registered as an MSB with FinCen in the United States and (ii) holds a Money Transmitter License in the state of New York. eToro AUS Capital Limited, is authorized and regulated in Australia by ASIC, to provide AUD Account Services and additional Services, including issuing non-cash payment facilities

Long Term Savings

▪	Spaceship Capital Limited is authorized and regulated in Australia by ASIC to be the promoter of a superannuation product, a responsible entity for registered managed investment schemes and to facilitate trading in US market-listed equities.

▪	eToro Patrimoine, acting as eToro Wealth, is registered with ORIAS as an insurance broker, and registered as a financial investment advisor with the CNCIF, and as an association approved by the AMF

Cross-border business

Where we market and provide services on a cross-border basis, we do so taking into account the license held by the relevant eToro entity providing the service, any relevant passport it holds, as well as legal advice from external counsel on the extent to which we can market and provide products and services on a cross-border basis without a local license, and any restrictions that might apply. In addition, we periodically refresh the legal advice obtained and conduct periodic counsel-led monitoring in the jurisdictions in which we market and/or provide services. This includes monitoring of actual or proposed changes to relevant laws or regulations and monitoring of applicable opinions and statements and enforcement actions by regulators or governmental authorities, that may affect our ability to market and/or provide services or products locally.

Our approach to regulatory compliance

In each of the jurisdictions where regulations apply to our operations, we and our competitors are required to comply with a range of regulatory requirements. See “Item 3.D. Risk Factors—Risks Related to Our Legal and Regulatory Environment—Our business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, financial condition, cash flows and results of operations.” These regulatory requirements can broadly be grouped into the following key areas: governance, systems and controls; prudential; protecting user money and assets; conflicts of interest; financial crime; and conduct of business. We provide details below on the key principles underlying each compliance-related area. Overall, the way in which we operate our global business is driven by a desire to apply industry standards to all our products and services, protect customers and promote fair practices, and work openly with our users and regulators. There are, however, local nuances and requirements which means we adapt our approach locally in accordance with applicable regulations, which necessitates consideration of requirements with respect to specific activities (such as brokerage) or instruments (such as securities or derivatives). As an example, our conduct of business obligations to assess the suitability and appropriateness for certain of our services and products relates to complex products provided as part of our brokerage services (and not our payment services).

Governance, systems and controls

▪	Approach to governance: We are required to have robust governance arrangements, which include a clear organizational structure with well defined, transparent and consistent lines of responsibility, effective policies, procedures and processes to identify, manage, monitor and report the risks we are or might be exposed to. Members of staff must be and remain fit and proper persons for their roles, relationships between senior management and regulators must remain open and cooperative, and senior management are required to report to the relevant regulator any information relating to a regulated eToro entity that the regulator would reasonably expect to be aware of.

▪	Systems and controls: We must have in place appropriate supervision over the general conduct of our business, outsourcing arrangements, cybersecurity, and other technologies. We must also have in place and oversee effective systems and controls for compliance with applicable regulatory requirements and for countering the risk that the firm might be used to further financial crime.

▪	Risk management: We are required to have a robust and comprehensive risk management framework for each regulated entity, which considers risks (including operational, counterparty and market risks) at both a subsidiary level and a group level.

▪	Regulatory reporting: We are required to provide both regular and ad hoc reports to our regulators, including in respect of transactions we execute for our users, annual accounts and reports, annual controllers reporting, client money and asset reports, market data reporting, product sales data reporting, remuneration data reporting, security and technology related reporting, tax reports, complaints reporting or events that could materially impact our business.

▪	Change of control: The direct and indirect ownership of our regulated entities changes, and many jurisdictions require pre-approval from the local regulator prior to such change occurring. Different jurisdictions apply different control thresholds which must be met (generally starting at 10%) before pre-approval from a local regulator is required. In many of the regimes where we are regulated, it is a criminal offense to acquire or increase control without prior notification to the regulator.

▪	GDPR/privacy: We are subject to laws and regulations with respect to the collection, processing, storage, sharing, disclosure, transfer, retention and use of personal information and other data of our users, employees or other third parties.

Prudential

▪	Capital and liquidity: We must maintain appropriate financial resources to meet regulatory capital requirements in accordance with the rules of the relevant jurisdiction. In line with regulatory requirements, each regulated entity must have sufficient liquidity to demonstrate they are able to meet liabilities as they fall due, to support business growth and objectives, and to hold appropriate buffers to withstand shocks.

Protecting user money and assets

▪	Segregation: We are required to hold our users’ money and assets in segregated accounts held at banks, custodians and brokers.

▪	Record keeping: We are required to maintain records with respect to the money and assets which we hold for our users. Further, we are required to enter into contractual arrangements with third parties who hold our users’ money and assets in order to appropriately identify that the relevant accounts are held by them on behalf of our underlying users, and are therefore segregated from our own assets.

▪	Reconciliations: Each regulated entity undertakes daily internal and external user money and assets reconciliations within an appropriate risk and control framework.

Conflicts of interest

▪	Policy and procedure: We are required to have in place appropriate frameworks (including policies and procedures) to mitigate and manage the conflicts that arise within our business. This includes that we have taken appropriate steps to identify and prevent or manage conflicts of interest between us (including any person directly or indirectly linked to us by control) and our users, intragroup, and between different users.

▪	Disclosures: We disclose sufficient detail to our users on the nature and/or sources of conflicts and the steps taken to mitigate risks, to the extent our organizational arrangements to prevent conflicts are not sufficient to ensure with reasonable confidence that such risks will be prevented.

Financial crime (including sanctions, fraud, KYC, AML, CTF, market abuse, and APF)

▪	User identification and verification: We are required to conduct user due diligence (KYC checks) prior to doing business with users (or within the permissible timeframe), ensure account and transaction information is kept up to date, implement effective financial crime policies and procedures, and monitor and report suspicious transactions to the applicable regulatory authorities. These requirements derive from a multitude of regulatory regimes in the jurisdictions in which we are regulated or operate in, including those related to sanctions, AML, market abuse, counter-terrorism financing and counter-proliferation financing.

▪	Policies and procedures: Our user identification obligations generally apply on an ongoing basis and we are therefore required to implement policies and procedures and systems and controls for collecting and verifying user identity information, and then to carry out ongoing monitoring activity throughout the lifecycle of our relationship with users.

▪	Requirement to take action: The financial crime obligations to which we are subject require us to take action dependent on the circumstances. As examples, sanctions regulation may prevent us from entering into certain transactions with or for users. Separately, we are required to report suspicious transactions (for example, extraordinary payment receipts or instructions) or suspicious activity (for example, potential insider trading or market abuse with respect to listed instruments) to relevant authorities.

▪	Fraud and anti-bribery controls: We must have in place fraud, anti-bribery and corruption controls, including policies, procedures, and training designed to ensure compliance with applicable fraud, anti-corruption and anti-bribery laws.

Conduct of business

▪	Consumer protection: We are required to implement and maintain frameworks focused on protecting customers and promoting fair practices. Certain jurisdictions have moved or are moving towards “outcomes-based” regulation, whereby regulators assess compliance by reference to the outcomes achieved for retail clients. For example, in the U.K. there are established retail rules under the heading the “consumer duty.”

▪	Product governance: In general, and noting jurisdictional divergence, regulations also require us to ensure that products and services (i) meet the needs of their identified target markets, (ii) are sold to users in the target market by appropriate distribution and marketing channels and (iii) deliver a product which is suitable for a user’s investment needs and risk appetite.

▪	Appropriateness and suitability assessments in respect of our users, and enhanced disclosures: In general, and noting jurisdictional divergence, regulations related to our products and services require us to (i) assess the knowledge and experience of our users if they wish to trade certain products or participate in a certain service, (ii) independently evaluate which instruments or services should be made available to them and (iii) consider whether we need to provide educational materials and/or risk warnings before trading can be carried out. We may also be subject to requirements to assess suitability. These considerations may be influenced by the categorization of the client, for example as retail or professional.

▪	Marketing: We are required to ensure that our marketing communications are fair, clear and not misleading. We are required to comply with detailed obligations in a number of jurisdictions in relation to the presentation and contents of marketing communications, which differ dependent on the service and/or product we are marketing and often require prescribed risk warnings.

▪	Complaints handling: We have in place systems for dealing with and recording user complaints. Retail users may also have access to regulatory complaint schemes and investor protection schemes (such as the U.K. Financial Ombudsman Service, the Financial Ombudsman of the Republic of Cyprus, the Australian Financial Complaints Authority or the Australian Financial Ombudsman Service).

Our approach to product-specific regulations

In addition to general regulatory considerations, we consider specific rules that apply to certain of our products and services, as set out below. As mentioned above, whilst the following product-specific regulations may apply differently in each of the jurisdictions in which we operate, we still strive to apply industry level standards in every jurisdiction in which we offer our products. We believe we should work transparently with regulators to ensure that they understand the innovation we bring to their markets and, even where there are no regulations related to a specific products in a given jurisdiction, we take into account the relevant regulator’s views in tailoring our product offering to the applicable regulation.

Equities

The approach taken by regulators to equities is largely similar across the material jurisdictions where we are regulated or otherwise do business. However, we nonetheless monitor and respond to changes in each jurisdiction and the regulatory environments in which we operate.

Complex financial products and derivatives

A number of our regulators focus on firms offering complex investment products and derivatives (including margin stocks, futures and contracts for difference) to our users. For example, with respect to contracts for difference, most of the regulatory regimes applicable to us, have restricted the leverage that can be offered to our users, impose mandatory close out limits on open trades, negative balance protections and prescriptive risk warnings, and banned financial promotions incentivizing trading.

Payment and e-money services

We need to consider regulations relating to payment services and e-money issuance services in various jurisdictions where we provide such services, including in the U.K. and Malta. Some of the key bespoke requirements with respect to such services relate to the way in which we safeguard client funds, and the requirements with respect to the provision of information to our users.

Cryptoasset services

Since (i) cryptoassets are an emerging type of asset class and (ii) individual cryptoassets differ from each other in both structure and regulatory status, the approach taken by regulators to their regulatory status continues to evolve. Certain cryptoassets may not be regulated assets in certain jurisdictions. In the European Union, the Markets in Crypto-Assets Regulation (MiCA), which became fully applicable in December 2024, establishes a comprehensive framework for the regulation of cryptoasset service providers, including requirements relating to authorization, governance, capital adequacy, custody, and conduct of business. Our European entity, eToro (Europe) Limited, is authorized under MiCA to provide cryptoasset services across the E.U./EEA. In the United States, the regulatory framework for cryptoassets remains fragmented, with the SEC, CFTC, FinCEN, and state regulators each asserting jurisdiction over different aspects of cryptoasset activity. We operate our U.S. cryptoasset services through eToro USA LLC, which holds money transmitter licenses in approximately 39 states and territories and is registered as a money services business with FinCEN, and eToro NY LLC, which holds a BitLicense in New York. We also provide staking services for certain proof-of-stake cryptoassets in jurisdictions where we are authorized to do so. The regulatory treatment of staking varies across jurisdictions, and staking services may be classified as securities offerings, collective investment schemes, or other regulated financial products in certain jurisdictions, which could restrict our ability to offer such services. Our non-custodial wallet enables users to hold, transfer, and interact with cryptoassets and, in certain jurisdictions, to access third-party decentralized finance protocols. The regulatory treatment of non-custodial wallet providers and intermediaries facilitating access to decentralized finance services is uncertain and actively evolving, and could result in additional licensing, conduct, or disclosure obligations. See “Item 3.D. Risk Factors—Risks Related to Cryptoassets and Cryptoasset Markets.”

Social investing

We are subject to various laws, rules and regulations as they relate to social investing, including with respect to our CopyTrader and Smart Portfolio offerings, which affect how our users interact with each other via our platform. We are required to comply with MiFID II in the EU, and equivalent regulatory frameworks established globally, aspects of which relate to investor protection requirements which we must implement through measures such as “suitability” assessments. While the regulatory environment for social investing is still evolving, regulatory bodies have published guidance incrementally over the past few years to help firms understand their supervisory expectations with respect to social investing offerings.

Key incoming regulatory requirements which are likely to impact our business

▪	Sanctions, fraud, AML/CTF, anti-bribery and corruption: eToro group entities in the E.U. will be subject to revised AML requirements which are expected to take full effect in 2027. It is expected that customer due diligence requirements will be clarified and/or enhanced.

▪	Artificial intelligence systems: We have integrated artificial intelligence and machine learning technologies across our platform, including in product development, customer personalization, portfolio analytics, risk assessment, and trading decision support. Our AI-powered features include an AI-based investment assistant and we are developing a marketplace and public API ecosystem that would enable third-party developers and users to build, share, and deploy automated trading strategies and analytical tools on our platform. Our reliance on AI across operations and customer-facing features is significant and increasing. The E.U. has adopted the E.U. AI Act, which applies a risk-based framework to regulate AI systems in a phased manner. Depending on how our AI-driven features are classified under the AI Act and related financial services regulations, including MiFID II suitability requirements in the E.U., Regulation Best Interest in the United States, and the FCA’s Consumer Duty framework in the U.K., we may be required to implement additional safeguards, explainability and transparency requirements, human oversight mechanisms, and conduct-of-business controls in connection with AI-powered features. The U.K. is also developing new rules and guidance related to AI in financial services, which may diverge from the E.U.’s framework and require us to maintain parallel compliance programs across jurisdictions. Our eToro regulated entities in Europe have implemented safeguards to ensure AI systems operate in a compliant, ethical, and non-discriminatory manner, but there can be no assurance that our current measures will satisfy all requirements as the regulatory landscape for AI in financial services continues to evolve rapidly across multiple jurisdictions.

▪	Provision of payment services and e-money issuance: The Payment Services Directive (“PSD 3”) with the aim to combine the e-money regulatory regime and payment services regime into one regime, will require us to resubmit the Malta e-money license and may impose additional regulatory requirements and liabilities. In the U.K., a new safeguarding, governance and audit regime for payments and e-money firms, will come into effect in May 2026.

▪	Cryptoassets: The U.K. is developing a new regulatory regime for cryptoasset activities, which is expected to come into effect in October 2027. eToro group entities will need to be authorised by the FCA under FSMA in order to be able to undertake the regulated cryptoasset activities at the point the new regime commences. Those entities will need to comply with a suite of rules under the new regulatory regime, including governance, market structure and conduct requirements.

Data Privacy & Security

Our business collects, stores, shares, discloses, transfers, uses and otherwise processes the personal information of individuals in many jurisdictions, including across the United States. As a result, compliance with state, federal and international data protection, privacy and security laws, rules, regulations, policies, industry standards and other legal obligations regulating the collection, storage, sharing, disclosure, transfer, use, protection and other processing of personal information is integral to the creation of trust in our platform. We are also legally obligated by certain laws to provide and comply with privacy policies and are subject to contractual obligations to third parties related to privacy, data protection and cybersecurity.

We collect and process personal information related to our website visitors, users, potential users, subscribers, employees, contractors, business partners and vendors, such as names, addresses, demographic data, government-issued identification numbers, online identifiers, and financial information, and with respect to employees, health information and demographic data for purposes of workplace accommodations, diversity initiatives, and regulatory reporting requirements. We may also obtain personal information from third-party sources, such as lead generation campaigns. We face risks, including to our reputation, business operations and financial condition, in the handling and protection of this personal data, and these risks are likely to increase as our business continues to expand.

In the United States, various federal and state laws and regulations apply to the collection, processing, disclosure and security of personal information. For example, the CCPA broadly defines personal information, gives California residents certain privacy rights and protections, and includes a private right of action for certain data breaches. Other states have also adopted data privacy laws, some of which have already gone into effect. Overall, these state laws impose obligations on us, increase our costs of privacy compliance and pose regulatory and other legal risk.

In the future, additional states could also adopt data privacy legislation, which may include more stringent data privacy requirements. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and changes in business practices and policies. We may be required to modify our data processing practices and policies and incur substantial compliance-related costs and expenses in connection with these and any other future data privacy, protection or security-related laws, rules or regulations, and they may also increase our potential exposure to regulatory enforcement and litigation.

Additionally, the Federal Trade Commission and certain state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of data. Moreover, we are subject to the GLBA and other federal privacy laws such as CAN-SPAM that impose various obligations related to personal information and certain marketing activities. Changes in the laws and regulations that govern our collection, use, and disclosure of personal information could impose additional requirements with respect to the retention and security of personal information, could limit our marketing activities, and have an adverse effect on our business, financial condition, cash flows and results of operations.

Regulators around the world also continue to propose more stringent data protection, security and privacy laws, rules and regulations, and these laws, rules and regulations are rapidly increasing in number, complexity, enforcement, fines and penalties. For example, the E.U. GDPR requires companies to meet certain requirements regarding the handling of personal data, including our use and protection, and to provide data subjects the ability to exercise certain rights in relation to their personal data. Failure to meet GDPR requirements could result in penalties of up to €20 million (under the E.U. GDPR) or £17.5 million (under the U.K. GDPR) or 4% of our worldwide net trading income, whichever is greater. Such penalties are in addition to any civil litigation claims by customers and data subjects. Since we are subject to the supervision of relevant data protection authorities under both the E.U. GDPR and U.K. GDPR, we could be fined and subject to enforcement actions under those regimes independently in respect of the same breach. The GDPR requirements also apply transfers of personal information that are subject to the GDPR outside of the European Union (in the case of the E.U. GDPR) and U.K. (in the case of the U.K. GDPR) to a country not approved by the European Union as providing an adequate level of protection for the processing of personal information. These cross-border transfers include data sharing between us and our subsidiaries, including employee information.

All 50 U.S. states also have laws relating to notifications to individuals for security breaches impacting personal information, and in some cases to state officials and others. In the event of a data breach or other unauthorized access to our user data, depending on the nature of the information compromised, we may also have obligations to notify users and regulators about the incident, and we may need to provide some form of remedy, such as a subscription to credit monitoring services, pay significant fines to one or more regulators, or pay compensation in connection with a class-action settlement. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Additionally, there can be no assurance that the limitations of liability in any of our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above. Any of the foregoing could have an adverse effect on our business, reputation, financial condition, cash flows and results of operations.

These and other data protection, security and privacy laws, rules and regulations and their interpretations continue to develop and may be inconsistent from jurisdiction to jurisdiction. Non-compliance (or perceived non-compliance) with these laws could result in significant legal costs as well as penalties or legal liability. We may in the future become subject to regulatory or private actions, investigations, disputes and litigation, which may include substantial fines or other legal liability for non-compliance of data protection, security and privacy laws, rules and regulations, including in the event of an outage, cybersecurity breach or other security incident. Furthermore, we may be required to disclose personal information pursuant to demands from individuals, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws, which could result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations. We could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our third-party service providers’ business, financial condition, cash flows and results of operations. See “Risk Factors—Risks Related to Our Legal and Regulatory Environment” for more information.

ASIC Proceedings

In August 2023, ASIC commenced proceedings against our subsidiary, eToro AUS Capital Ltd., alleging that it contravened Australia’s law requiring financial institutions to adopt, implement and monitor a target market determination for complex products. ASIC is seeking, among other forms of relief, pecuniary penalties as the court determines to be appropriate. The proceedings are ongoing and the outcome could have adverse impacts on our financial position and reputation in Australia, as well as the potential for a class action lawsuit.

Legal Proceedings

See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

C.	Organizational Structure

The legal name of our Company is eToro Group Ltd., and we are organized under the laws of the British Virgin Islands (“BVI”).

The following table sets forth our significant subsidiaries, all of which are 100% owned directly or indirectly by eToro Group Ltd.:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
eToro Asset Management Limited	Australia
eToro AUS Capital Pty Ltd	Australia
eToro (Europe) Limited	Cyprus
eToro Group Trading Ltd	British Virgin Islands
eToro Ltd	Israel
eToro (ME) Limited	Emirate of Abu Dhabi
eToro Money Malta Ltd	Malta
eToro Money UK Ltd	United Kingdom
eToro (Seychelles) Limited	Seychelles
eToro (UK) Limited	United Kingdom
eToro USA LLC	United Sates (Delaware)
eToro USA Securities Inc.	United States (Delaware)
eToro X Limited	Gibraltar
Spaceship Capital Limited	Australia
eToro Singapore Pte. Ltd.	Singapore

D.	Property, Plant and Equipment

See “Item 4.B. Business Overview—Properties” for a discussion of property, plant and equipment, as applicable.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes contained elsewhere in this annual report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Item 3.D. Risk Factors” of this annual report. Our financial statements have been prepared in accordance with IFRS.

Company Overview

Our mission is to open the global markets, connect our users to leading investors, and give them the tools they need to grow their knowledge and wealth.

eToro was founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way. We have created an investment platform built around collaboration and investor education. We believe that we provide what retail investors care about most: simple access to the assets they want to invest in, an intuitive and user-friendly mobile interface; and a trusted and transparent source for financial education, including the ability to draw on the knowledge and insights of other investors.

As of December 31, 2025, we had approximately 3.81 million Funded Accounts across our global footprint of 75 countries. We have built a globally recognized brand, ranking highly for brand awareness in the U.K., Europe, UAE and Australia. We also have a presence and intent to continue growing within Asia Pacific and the Americas, including the United States.

On our platform, users can trade equities, commodities, currencies and cryptoassets, traded as the underlying asset or a derivative, depending on the asset class and on the user’s location. We encourage our users to take a diversified approach to investing through our curated content and by offering an increasingly wide range of investment opportunities. We also offer our users a choice of how to invest. Users can trade directly themselves, invest in a portfolio or replicate the investment strategy of other investors on our platform. eToro Money, our money management offering, enables users to make deposits, withdrawals and trade local stocks in local currencies. We also provide many valuable investment tools and services, including sophisticated charting and analysis tools and extended-hours trading. Over time, we expect to continue to grow our userbase and deepen their engagement with our platform through our social community and our global, diversified, multi-asset products and services.

Our Revenue Model

Multifaceted Sources of Revenue

We generate revenue through a multifaceted model consisting of (1) trading income, (2) interest income, (3) money management fees and (4) other value-added products and services.

Trading income. We generate trading income as users open and close trading positions across a range of asset classes. We charge a fee on top of the spread on certain trades (the difference between the bid and ask price of a given asset or derivative) and the fee is charged, collected and recognized every time we execute a trade on behalf of a user.

Interest income. We generate interest income primarily through charging margin interest and from interest generated on users’ uninvested funds and our corporate cash holdings. Margin interest is the interest that we charge on margin positions, either leveraged or short, that remain open overnight. Additionally, we primarily hold users’ uninvested funds and our corporate cash holdings in interest-bearing bank deposits and qualified money market funds.

Money management fees. We generate money management fees from our eToro Money offering including currency conversions, withdrawals, transfers of cryptoassets, fees relating to our cryptoasset wallet services and interchange fees on our debit card. These fees are transactional in nature and align with users’ trading and spending activities. For example, currency conversion fees apply when users deposit in non-U.S. dollar currencies to fund their U.S. dollar account and when users trade U.S. dollar-denominated stocks from their non-U.S. dollar local currency accounts.

Other value-added products and services. Other value-added product services include those which produce subscription fees, account dormancy fees, income and distributions from blockchain rewards, other ancillary services.

Diverse Model

We believe our multifaceted revenue sources result in a highly diversified model that has helped to stabilize our financial performance through past market cycles. The following chart presenting our Net Contribution by Components, a key performance metric, underscores our broad revenue diversification over the past twelve quarters. For additional information about Net Contribution by Components, see “Key Performance Metrics—Net Contribution by Components” below.

Net Contribution by Components ($)

We believe our revenue model is positively impacted by our broad, multi-asset product offering that has historically provided a natural hedge against periods of heightened or depressed trading levels within any given asset class. The distribution of these commissions by asset class in a given period varies based on market conditions and investor sentiment. The following chart presents the asset composition of our commission from trading activities for the past three years.

Composition of Commission from Trading Activities by Asset Class

Key Performance Metrics

Net Contribution and Components

Net Contribution reflects Total revenue and income, less the Cost of revenue from cryptoassets and Margin interest expense. We use Net Contribution to evaluate the net contributions of our users’ activity on our platform before considering the overhead costs associated with our operations.

Net Contribution is comprised of the following five components, each representing revenue or income divided across our products based on the distinct patterns upon which we monetize users’ activity on the platform. We evaluate the performance of our business and our success in both diversification and risk management across these five components:

▪	Net Trading Contribution (Equities, Commodities and Currencies) is equal to our Net trading income from equities, commodities and currencies.

▪	Net Trading Contribution (Cryptoassets) is equal to Revenue from cryptoassets plus Net trading income (loss) from cryptoasset derivatives less Cost of revenue from cryptoassets, excluding the net contributions from staking activity and blockchain rewards, which are net commissions generated from Net Interest Contribution and Subscriptions and Other, respectively.

▪	Net Interest Contribution represents Net interest income from users plus Other interest income plus the net contributions of staking activity, less Margin interest expense.

▪	eToro Money comprises the vast majority of our Currency conversion and other income. It represents the income earned from our money management services, including currency conversions, withdrawals, interchange on our debit card, transfers of cryptoassets, and fees relating to our cryptoasset wallet services.

▪	Subscriptions and Other are the remainder of Currency conversion and other income not attributable to eToro Money plus the net contributions of blockchain rewards.

Net Contribution and Components

	For the Quarter Ended
($ in millions)	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024	Mar. 31, 2025	Jun. 30, 2025	Sep. 30, 2025	Dec. 31, 2025
Net Trading Contribution (Equities, Commodities and Currencies)	93	62	68	84	73	83	92	80	97	114	73	116
Net Trading Contribution (Cryptoassets)	18	8	8	22	61	20	17	95	46	27	56	26
Net Interest Contribution	31	39	39	35	45	46	43	50	50	46	62	59
eToro Money	8	9	10	12	20	15	14	25	22	18	21	23
Subscriptions and other	4	3	2	2	2	3	1	2	2	4	3	3
Net Contribution	154	121	127	155	201	167	167	252	217	210	215	227

Funded Accounts

Funded Accounts are users who have completed KYC, AML and other onboarding processes, activated their account, deposited funds, executed at least one trade at any time and have a positive account balance (invested or uninvested). Funded Accounts represent the deepest level of our user acquisition funnel and are the users from whom we generate Net Contribution.

Our total number of Funded Accounts has steadily increased as we have invested in acquiring users into our funnel, converting them into users that fund their account and execute a trade on our platform, and focused on maintaining their engagement in order to retain their business. The breadth of our product offering enables us to attract and retain users globally as more retail investors engage with global markets.

Funded Accounts

	For the Quarter Ended
(in millions)	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024	Mar. 31, 2025	Jun. 30, 2025	Sep. 30, 2025	Dec. 31, 2025
Funded Accounts	2.89	2.94	2.99	3.04	3.13	3.17	3.21	3.48	3.58	3.63	3.73	3.81

Trades and Net Trading Contribution Per Trade

Trades represent the total number of orders that were placed by users and executed by us during the applicable period. Trades include self-directed and copy trades, and each trade reflects either the opening or closing of a position by a user. Net Trading Contribution per Trade consists of Net Trading Contribution (equities, commodities and currencies) and Net Trading Contribution (Cryptoassets) divided by their respective number of trades. We separate trades and Net Trading Contribution per Trade between cryptoassets and traditional assets to help isolate trends, due to the distinct characteristics that drive trading activity between the two types of assets. Cryptoassets exhibit highly varying spreads based on the relative liquidity of the asset traded, and depending on investor preferences, our Net Trading Contribution per Trade (Cryptoassets) can also vary significantly.

There are several external factors that contribute to changes in trading activity, including, but not limited to, retail investors’ interest in capital markets and in particular asset classes, as well as changes in broader market sentiment. While we have experienced periods of high and low trading activity driven by rising or declining retail investor interest in certain asset classes, the diversity of assets on our platform provides a natural hedge against lower trading activity in any one particular asset.

For the year ended December 31, 2025, users executed 594 million trades, up from 571 million trades and up from 446 million trades for the same periods in 2024 and 2023, respectively. Of these trades, 537 million trades were in equities, commodities and currencies, up from 507 million and up from 415 million for the same periods in 2024 and 2023, respectively, and 57 million trades were in cryptoassets, down from 64 million and up from 31 million for the same periods in 2024 and 2023, respectively.

Trades & Net Trading Contribution per Trade

	For the Quarter Ended
(in millions, except per trade values)	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024	Mar. 31, 2025	Jun. 30, 2025	Sep. 30, 2025	Dec. 31, 2025
Number of trades (equities, currencies, and commodities)	120	94	100	101	135	135	117	120	128	121	135	153
Net Trading Contribution per trade (equities, currencies, and commodities)	$0.78	$0.66	$0.68	$0.83	$0.54	$0.61	$0.79	$0.67	$0.75	$0.94	$0.54	$0.76
Number of trades (cryptoassets)	9	7	6	10	20	12	9	23	20	9	16	13
Net Trading Contribution per trade (cryptoassets)	$2.00	$1.14	$1.33	$2.20	$3.05	$1.67	$1.89	$4.13	$2.34	$3.04	$3.47	$2.09

Non-IFRS Financial Metrics

We believe that non-IFRS financial metrics, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance. However, non-IFRS financial metrics are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Other companies, including companies in our industry, may calculate similarly titled non-IFRS financial metrics differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-IFRS financial metrics as tools for comparison. A reconciliation is provided below for the non-IFRS financial metric to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of this non-IFRS financial metric to its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial metric that we define as net income (loss) adjusted to exclude finance and other expenses, net, taxes on income, share-based payment expense, depreciation and amortization, employee non-cash expense, one-time transaction costs and other expenses (income). We use Adjusted EBITDA as a metric for evaluating our operating expenses and the performance of our business, and in our strategic planning and budgeting processes. We believe Adjusted EBITDA provides useful information to investors and others in understanding the results of our business operations and provides the most comparable profitability measure of our business for the purpose of period-to-period comparisons. Adjusted EBITDA also closely mirrors our cash generation across both cash and highly liquid assets.

Adjusted EBITDA was $317 million, $304 million and $117 million for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively, an increase of $13 million and $187 million, respectively. The increase was primarily due to the increase in our Net income for the same period.

Reconciliation of Non-IFRS Financial Metrics

The following table presents a reconciliation of Adjusted EBITDA to Net income (loss), the most directly comparable IFRS financial metric, for the periods presented:

	Year ended December 31,
($ in thousands)	2025	2024	2023
Net income	$215,696	$192,381	$15,259
Finance and other expenses, net	11,432	4,642	3,889
Taxes on income	37,705	53,238	12,473
Share-based payment expense	16,160	27,150	66,143
Depreciation, amortization and impairment	12,973	11,337	12,255
Employee non-cash expense(1)	5,239	6,557	6,438
Transaction-related costs(2)	10,891	1,281	—
Other expenses(3)	6,876	7,285	689
Adjusted EBITDA	$316,972	$303,871	$117,146

(1)	Employee non-cash expense for the years ended December 31, 2025, December 31, 2024 and December 31, 2023 is related to payroll expenses recorded in respect of the NWA over the employee’s vesting period.

(2)	See note 16 to the consolidated financial statements for IPO transaction costs for the year ended December 31, 2024 and 2025.

(3)	Other expenses for the year ended December 31, 2023 is comprised of restructuring costs and other one-off non-recurring expenses. Other expense for the year ended December 31, 2024 is comprised of one-off provisions related to legal proceedings. Other expense for the year ended December 31, 2025 is comprised of Contingent consideration and holdback shares liability from Spaceship business combination and from provisions related to legal proceedings.

Factors Affecting Our Performance

The growth and success of our business, as well as our financial condition and operating results, have been and will continue to be affected by a number of factors.

Global Interest and Activity in the Capital Markets

Our results are affected by existing and potential retail investors’ interest in investing in the capital markets. Over extended periods, the global markets have exhibited cyclical behavior, with elongated bull markets generally encouraging retail investors to participate and trade.

The number of executed trades alongside the invested amount per trade provide context on overall market activity and investor engagement. The following table presents the number of trades and invested amount per trade over the past 12 quarters.

Trades & Invested Amount per Trade

	For the Quarter Ended
(in millions, except per trade values)	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024	Mar. 31, 2025	Jun. 30, 2025	Sep. 30, 2025	Dec. 31, 2025
Number of trades (equities, currencies, and commodities) (millions)	120	94	100	101	135	135	117	120	128	121	135	153
Invested Amount per trade (equities, currencies and commodities)	$237	$287	$264	$235	$216	$219	$271	$287	$262	$338	$286	$304
Number of trades (cryptoassets) (millions)	9	7	6	10	20	12	9	23	20	9	16	13
Invested Amount per trade (cryptoassets)	$163	$143	$163	$204	$258	$200	$190	$347	$239	$267	$300	$287

We provide our users with a gateway to the global financial markets and a means to explore their interest outside the boundary of their local market. This empowers our users with the ability to trade and invest in a broad range of asset classes, enabling them to diversify their holdings. Our Copy Trader technology further supports the retail community’s interest by allowing users to copy a more experienced investor and to benefit from the breadth of our global community. 84% of users who copy another investor on eToro, copy someone that does not reside in the same country as them. To similar effect, our Pro Investor program has representatives from over 70 countries providing users with the ability to copy experienced investors from across the globe. As of Dec 31, 2025 we had over 4800 Pro investors on our platform.

Our educational tools and social offering complement the trading experience and provide tangible means to engage with users’ topics of interest over time. Ultimately, our results will be affected by this interest and how well we are able to capture it.

While we have built a global platform serving users in 75 countries across 20 languages, we are also investing significant resources to provide an increasingly localized experience for trading, investing, wealth management and neo-banking in our key markets. Localization includes providing the ability to manage balances in different currencies, trading in local currencies, and access to local tax efficient savings vehicles such as ISA offering in the UK, savings products in France and superannuation products in Australia.

Global Distribution of Funded Accounts by Region

Europe and the U.K. have been core markets for us since our founding and continue to be strategically important to us as we expect retail participation to grow considerably in Europe and the U.K. in the coming years.

We continue to invest in growing our footprint in the Asia-Pacific region. Since launching in Australia in 2016, we have continued to grow our profile and presence and we believe that our acquisition of Australian investing app, Spaceship, which closed in November 2024, will help us continue to grow our market share in Australia. eToro Singapore Pte. Ltd., “eToro Singapore,” received an In Principle Approval for a Capital Markets Services license (a “CMSL”) with the Monetary Authority of Singapore (“MAS”).

Our Americas business includes the United States and Latin America. Launched in 2019, our offering in the United States was initially limited to cryptoassets and our social features including copy trading. Since then, we have expanded our U.S. product offering to include equities, ETFs and options trading. Our operations in the Americas and other regions are, and will continue to be, influenced by the evolving regulatory environment, which may impact the types of products or services we are able to offer as well as the number of Funded Accounts we serve.

In November 2023, we launched in the United Arab Emirates and are working to expand our presence in the Middle East, which we see as having high growth potential.

Bringing our global reach to local markets and serving those markets with localized services enhances our value proposition to new and existing users, strengthening our retention and supporting sustained Net Contribution growth over time.

Macroeconomic Environment

The overall macro environment, including interest rates, impacts the type of activities our users engage in on our platform. However, we believe there is a natural hedge in our business as low-interest rate environments are generally characterized by higher levels of trading activity as investors seek returns outside of interest earnings, while higher interest rate environments generally see lower trading activity but greater income from interest-bearing products. Even as trading activity has declined in higher interest rate environments, we’ve seen the number of open positions remain stable and growing across both equities and cryptoassets. The mix and intensity of shifts in macroeconomic factors will influence our performance over time.

Total interest-earning assets, which include users’ cash balances, corporate cash, users’ total leveraged positions and stakeable cryptoassets, provide context on our ability to generate stable interest income and contribute to revenue diversification. Total interest-earning assets were $7.2 billion, $5.4 billion and $4.3 billion in the years ended December 31, 2025, December 31, 2024 and December 31, 2023 respectively.

Growing our User Base

Our financial performance is predicated on our ability to continue adding new users to our platform and creating long-term, trusted relationships, which drives the commission we earn. For the years ended December 31, 2025, 2024 and 2023, our total Funded Accounts were approximately 3.81 million, 3.48 million and 3.04 million, respectively. Our efforts in building relationships with our users have yielded a globally recognized brand that benefits from a growing volume of organic user acquisition.

Within our core markets, we believe there is a significant opportunity to continue expanding our presence through adding new users. Oliver Wyman estimates that the number of brokerage accounts in Europe is projected to grow at a compound annual growth rate of 11.3% between 2023 and 2028, and we will seek to increase our user base and penetration as the number of retail investors increases.

In new markets, we aim to rely on our ability to obtain licenses and to establish partnerships, a combination of organic and inorganic efforts, to grow. How well we do so will affect our rate of growth. We are in the process of submitting license applications in multiple jurisdictions to support our further expansion and expect that our success in these endeavors will impact our customer growth.

In addition, we believe our unique value proposition including our education content and social community will help us to continue to attract and retain new users.

Expanding our Relationship with Existing Users

As we have expanded the product offering and capabilities of our platform, we have been able to increase the number of users as well as their level of engagement with eToro. Over half of our users trade in two or more products on our platform and users who trade a greater variety of assets have a higher lifetime value, underscoring the importance of a diversified investment offering.

We also have a large population of users with whom we have the ability to continuously offer new value propositions, including those who have not yet funded their account and are solely participating in the educational and social aspects of our platform. In 2025, over 20% of new Funded Accounts were users who had registered with eToro during or prior to 2024.

We have found that our users accumulate greater wealth and generate more investable assets over the span of their time investing on eToro. The eToro Club provides an opportunity for these users to experience greater benefits on our platform as their investing capabilities and wealth mature over time. The eToro Club has tiered memberships, and on average, users join eToro in their early thirties and gradually increase their account size as they accumulate wealth. Our eToro Club members are among the most tenured members on our platform. As of December 31, 2025, 75% of Club members have a tenure of over 36 months versus 72% for non-eToro Club members.

As our users expand their usage of eToro through increased deposits and a greater share of trading activity with us versus other platforms, we see increased revenue over time, as well as greater assets under administration, reflecting the aggregate fair value of assets held by users within the platform, including those held by third-party partners for execution or custody services. As of December 31, 2025, we had $18.5 billion of assets under administration, which represents both assets and cash held within users’ Funded Accounts, compared to $16.6 billion assets under administration as of December 31, 2024 and $9.6 billion assets under administration as of December 31, 2023.

Total money transfers, which include user deposits, withdrawals, and cross-currency trade funding via eToro Money IBAN, provide context on user engagement and the role of money transfers and currency conversion within our broader revenue framework. Total money transfers were $11.6 billion, $8.7 billion and $5.5 billion in the years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively.

New Products and Services

Adding new products and services enhances our ability to both acquire and deepen our relationships with users. We intend to continue to broaden and enhance our range of products and services that enable our users to trade, invest, save and spend. For example, in April 2025 we launched our securities lending program in the U.K. and Europe. In addition, we also launched crypto staking in the US and a recurring revenue source in the form of a subscription service. Furthermore, we plan to expand our long-term savings and investment proposition which we plan to expand globally. We also seek to introduce new products to monetize, new asset classes and geographically-specific products, such as futures and expanding our options offering beyond the United States.

We continue to invest in enhancing the products and services we offer to our users. In 2023, we upgraded our charting capabilities and launched extended hours trading that allows users to buy and sell a selection of equities outside of normal trading hours. This was extended in 2025 and users can trade the most popular ETFs, all stocks in the S&P 500 and Nasdaq 100, and a number of Smart Portfolios 24/5.

Following the acquisition of Bullsheet in October 2022, we have integrated the team into our product development ecosystem, working with them to launch enhanced portfolio management and performance analytics. We also continue to expand the number of assets we offer our users. Collaborations with Nasdaq, the London Stock Exchange, Deutsche Boerse, ASX, Borsa Italiana, Euronext, NASDAQ Nordic exchange and Dubai Financial Markets enable us to provide our users with higher quality data pricing and access to thousands of additional equities. We have also enhanced our local tax efficient savings vehicles such as ISA offering in the UK, savings products in France and superannuation products in Australia, and in 2025 we enabled users to trade in futures in Europe, lend securities in the UK and enable crypto staking in the US.

The continued improvement of our platform and product experience is paramount to user experience, driving our ability to attract and retain users; as such, we will continue to invest in our platform and offerings.

A.	Operating Results

The following table summarizes our results of operations for each of the periods presented:

	Year ended December 31,
(in thousands, except share and per share data)	2025	2024	2023
Revenue and income:
Net trading income from equities, commodities and currencies	399,362	$328,706	$305,850
Revenue from cryptoassets	12,975,078	12,147,329	3,431,274
Net trading income (loss) from cryptoasset derivatives	124,032	(130,729)	(63,105)
Net interest income from users	213,415	197,178	157,239
Currency conversion and other income	95,978	81,415	44,256
Other interest income	30,067	16,654	10,104
Total revenue and income	13,837,932	12,640,553	3,885,618

	Year ended December 31,
(in thousands, except share and per share data)	2025	2024	2023
Costs:
Cost of revenue from cryptoassets	12,932,009	11,816,192	3,303,910
Margin interest expense	37,536	36,660	25,280
Research and development	151,247	131,071	128,950
Selling and marketing	208,671	178,365	149,362
General, administrative and operating costs	243,636	228,004	246,495
Finance and other expense, net	11,432	4,642	3,889
Total costs	13,584,531	12,394,934	3,857,886
Income before taxes on income	253,401	245,619	27,732
Taxes on income	37,705	53,238	12,473
Net income	$215,696	192,381	$15,259
Cash flow hedges, net of tax	$3,573	1,868	—
Other comprehensive income, net	$3,573	1,868	—
Total comprehensive income	$219,269	194,249	$15,259
Basic net income per share	2.58	2.55	$0.21
Diluted net income per share	2.27	2.26	$0.18
Weighted-average common shares used to compute Net income (loss) per share attributable to common shareholders:
Basic	83,503,592	75,595,967	73,727,979
Diluted	95,129,729	85,297,910	82,818,507

Revenue and income

We disaggregate our Revenue and income to Net trading income from equities, commodities and currencies, Revenue from cryptoassets, Net trading income (loss) from cryptoasset derivatives, Net interest income from users, Currency conversion and other income and Other interest income.

Comparison of the years ended December 31, 2025, 2024 and 2023

Equities, commodities and currencies

Net trading income from equities, commodities and currencies

We generate Net trading income from equities, commodities and currencies, which is derived from bid and ask spreads earned from users trading in equities, commodities and currencies, traded as the underlying asset or as a derivative, net of trading costs.

Net trading income from equities, commodities and currencies was $399 million and $329 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $70 million, or 21%. The increase was primarily driven by a rise in retail investors’ trading activity.

Net trading income from equities, commodities and currencies was $329 million and $306 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $23 million, or 8%. The increase was primarily driven by a rise in retail investors’ trading activity.

Cryptoassets

We provide access to our users to trade cryptoassets either as the underlying asset or as a derivative. When a user trades a cryptoasset as the underlying asset we purchase or sell the underlying asset. When users trade cryptoasset derivatives, we economically hedge our exposure by purchasing or selling the underlying asset. Trading cryptoassets as the underlying asset represents nearly all of our users’ cryptoasset trading activity.

When users trade cryptoassets as the underlying asset or when we trade with our counterparties, it is reflected in the Revenue from cryptoassets and Cost of revenue from cryptoassets. When users trade cryptoassets derivatives, it is reflected in the Net trading income from cryptoassets derivatives.

Revenue from cryptoassets

We generate Revenue from cryptoassets, which substantially includes revenue generated from the sale of cryptoassets to users and counterparties, and to a lesser extent, revenue generated from staking rewards and blockchain rewards.

Revenue from cryptoassets was $12,975 million and $12,147 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $828 million, or 7%. The increase was primarily due to a rise in retail investors’ trading activity in cryptoassets.

Revenue from cryptoassets was $12,147 million and $3,431 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $8,716 million, or 254%. The increase was primarily due to a rise in retail investors’ trading activity in cryptoassets.

Net trading income (loss) from cryptoasset derivatives

We generate Net trading income from cryptoasset derivatives, which is derived from bid and ask spreads earned from users trading cryptoassets as financial derivatives, net of trading costs.

Net trading income (loss) from cryptoasset derivatives was $124 million and $(131) million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $255 million.

Net trading loss from cryptoasset derivatives was $(131) million and $(63) million for the years ended December 31, 2024 and December 31, 2023, respectively, a decrease of $68 million.

Net trading income (loss) from cryptoasset derivatives is primarily impacted by the fluctuations in the market prices of cryptoassets, which are primarily offset by our cryptoasset hedging activities, as reflected in our Revenue from cryptoassets less the Cost of revenue from cryptoassets for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

Cost of revenue from cryptoassets

Cost of revenue from cryptoassets is comprised of the cost of cryptoassets purchased from our users and counterparties, and the portion of the staking rewards and blockchain rewards distributed to users. In addition, cost of revenue from cryptoassets includes the net change in fair value of cryptoassets held, which is derived from the changes in the fair value less cost to sell, of our cryptoassets inventory as of the end of the period.

Cost of revenue from cryptoassets was $12,932 million and $11,816 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $1,116 million, or 9%. The increase was primarily due to a rise in retail investors’ trading activity in cryptoassets.

Cost of revenue from cryptoassets was $11,816 million and $3,304 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $8,512 million, or 258%. The increase was primarily due to a rise in retail investors’ trading activity in cryptoassets.

Net interest income from users

We generate Net interest income from users’ leveraged positions by charging a fee on margin positions that remain open overnight. We generate income from interest on users’ funds held in segregated accounts, net of interest paid to users.

Net interest income from users was $213 million and $197 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $16 million, or 8%. The net interest income from users is driven by both net interest income from users’ leveraged positions and interest on users’ funds. The increase in net interest income from users’ leveraged positions was primarily driven by an increase in the users’ trading activity which resulted in higher margin positions balances.

Net interest income from users was $197 million and $157.2 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $40 million, or 25%. The increase was driven by both net interest income from users’ leveraged positions and interest on users’ funds. The increase in interest on users’ funds held in segregated accounts was primarily driven by an increase in users’ cash balances. The increase in net interest income from users’ leveraged positions was primarily driven by an increase in the users’ trading activity which resulted in higher margin positions balances.

Currency conversion and other income

We charge Currency conversion fees on our platform and our eToro Money offering. When users’ deposits and withdrawals are executed in non-U.S. dollars, a conversion fee is charged and recognized as income upon the conversion. Other income is principally generated from withdrawal fees.

Currency conversion and other income was $96 million and $81 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $15 million, or 19%. Currency conversion income is correlated with users’ deposits and withdrawals. An increase in users’ deposits and withdrawals in 2025 resulted in a rise in currency conversion income.

Currency conversion and other income was $81 million and $44 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $37 million, or 84%. An increase in users’ deposits and withdrawals in 2024 resulted in a rise in currency conversion income.

Other interest income

Other interest income is comprised of income earned on our corporate cash and cash equivalents.

Other interest income was $30 million and $17 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $13 million, or 76%. The increase resulted predominantly from an increase in cash balances mainly due to IPO funds.

Other interest income was $17 million and $10 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $7 million, or 65%. The increase resulted predominantly from an increase in cash balances as well as an increase in interest rates during the period.

Margin interest expense

Margin interest expense is comprised of fees we incur on margin positions which remain open overnight when we execute margin transactions with counterparties.

Margin interest expense was $37.5 million and $36.7 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $0.8 million, or 2%. The increase was primarily driven by an increase in the users’ trading activity which resulted in higher margin positions balances.

Margin interest expense was $36.7 million and $25.3 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $11.4 million, or 45%. The increase was primarily driven by an increase in the users’ trading activity which resulted in higher margin positions balances.

Research and development

Research and development (“R&D”) includes costs incurred in developing, maintaining, and enhancing the eToro platform. These costs primarily include R&D personnel-related expenses and information technology and cloud services. R&D expenses also include allocated overhead costs for facilities, welfare, travel, and depreciation.

R&D was $151 million and $131 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $20 million, or 15%. The increase was primarily driven by personnel-related costs and hosting and professional services. Personnel-related expenses were $92 million and $81 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $11 million, or 14%, and hosting and professional services were $53 million and $43 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $10 million, or 23%.

R&D was $131 million and $129 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $2 million, or 2%. The increase was primarily driven by personnel-related costs. Personnel-related expenses were $81 million and $78 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $3 million, or 4%.

Selling and marketing

Selling and marketing primarily includes costs related to user acquisition, advertising and marketing programs, and sales and marketing personnel-related expenses. Selling and marketing expenses also include allocated overhead costs for facilities, welfare, travel, and depreciation.

Selling and marketing expenses were $209 million and $178 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $31 million, or 17%. The increase was primarily driven by increased marketing costs, in respect of user acquisition, advertising and marketing programs.

Overall marketing costs were $176 million and $147 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $29 million, or 20%. In 2025, user acquisition costs increased in line with an increase in the number of new Funded Accounts.

Selling and marketing expenses were $178 million and $149 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $29 million, or 19%. The increase was primarily driven by increased marketing costs, in respect of user acquisition, advertising and marketing programs.

Overall marketing costs were $147 million and $116 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $31 million, or 27%. In 2024, user acquisition costs increased in line with an increase in the number of new Funded Accounts.

Personnel-related costs were $26 million and $28 million for the years ended December 31, 2024 and December 31, 2023, respectively, a decrease of $2 million, or 7%. This decrease was primarily due to cost-cutting measures and efficiency improvements we implemented in the second half of 2022.

General administrative and operating costs

General administrative and operating (“G&A”) costs include costs incurred to support our business and operate the eToro platform. These costs primarily include operating costs incurred to payment processing and account verification fees, user support, software subscriptions, as well as personnel-related expenses, professional services, and other general overhead costs.

G&A costs were $244 million and $228 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $16 million, or 7%. The increase was primarily driven by an increase in IPO expenses and professional services, offset by a decrease in personnel-related expenses due to a decline in share-based payments.

Personnel-related costs were $93 million and $102 million for the years ended December 31, 2025 and December 31, 2024, respectively, a decrease of $9 million, or 9%. The decrease was primarily driven by a decline in share-based payments.

Payment processing fees were $41.9 million and $43.3 million for the years ended December 31, 2025 and December 31, 2024, respectively, a decrease of $1.4 million, or 3%. Payment processing fees are derived entirely from user deposits and withdrawals.

Professional services were $58.4 million and $47.5 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $10.9 million, or 23%. The increase was primarily driven by a $3 million increase in market data costs in order to support our enhanced trading offering and by a $6.7 million increase due to IPO readiness and ongoing costs associated with being a publicly listed company.

G&A costs were $228 million and $246.5 million for the years ended December 31, 2024 and December 31, 2023, respectively, a decrease of $18.5 million, or 7.5%. The decrease was primarily driven by reduced personnel-related expenses, offset by an increase in payment processing fees and professional services.

Personnel-related costs were $102 million and $139 million for the years ended December 31, 2024 and December 31, 2023, respectively, a decrease of $37 million, or 27%. The decrease was primarily driven by a decline in share-based payments.

Payment processing fees were $43.3 million and $35.4 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $7.9 million, or 22.3%. Payment processing fees are derived entirely from user deposits and withdrawals. Increased activity among new and existing users in 2024 led to higher deposit levels, which resulted in an increase in payment processing fees.

Professional services were $47.5 million and $41.6 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $5.9 million, or 14%. The increase was primarily driven by a $1 million increase in market data costs in order to support our enhanced trading offering and by a $0.6 million increase in outsourced customer support services.

Finance and other expenses, net

Finance and other expenses, net consists of interest expense on loans and our lease liabilities, exchange rate differences, net, bank charges and revaluation of derivatives, net.

Finance and other expenses, net, were $11.4 million and $4.6 million for the years ended December 31, 2025 and December 31, 2024, respectively, an increase of $6.8 million, or 148%. The increase was primarily due to the impact of revaluation of derivatives which was offset by a decrease in exchange rates fluctuations between both years, mainly due to NIS.

Finance and other expenses, net, were $4.64 million and $3.89 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $0.75 million, or 19%. The increase was primarily due to the impact of exchange rates fluctuations between both years, which was offset by a decrease in revaluation of derivatives.

Taxes on income

Taxes on income include income taxes in Israel and other jurisdictions. As we expand our international business activities, any changes in a jurisdiction’s taxation of such activities may increase our overall provision for income taxes in the future.

Taxes on income were $37.7 million and $53.2 million for the years ended December 31, 2025 and December 31, 2024, respectively, a decrease of $15.5 million, or 29%. The decrease in taxes on income was primarily due to the changes in discrete tax items and estimates in 2024 and 2025.

Taxes on income were $53.2 million and $12.5 million for the years ended December 31, 2024 and December 31, 2023, respectively, an increase of $40.7 million, or 327%. The increase in taxes on income was primarily due to an increase in our Net income in 2024.

B.	Liquidity and Capital Resources

Overview

Since our inception, we have financed our operations primarily from cash flows from operating activities and net proceeds from the issuance of preferred shares. In addition, we engage from time-to-time with banks and financial institutions to secure short-term debt facilities to support our working capital requirements.

Our cash and cash equivalents were $1,073 million, $575 million and $388 million as of December 31, 2025, December 31, 2024 and December 31, 2023, respectively.

Our capital expenditure consists primarily of intangible assets, office equipment and leasehold improvements. Capital expenditures were $5.5 million, $21 million and $2.2 million for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively.

We require substantial liquidity to fund our current working capital requirements, capital expenditures and general corporate purposes. Certain jurisdictions in which we operate require us to hold a substantial amount of capital to support derivatives trading activity. While we are constantly working to optimize the use of cash resources to support our operations, we expect these requirements to increase as we pursue our strategic business objectives.

We believe that our sources of liquidity and capital resources will be sufficient to meet our business needs for the foreseeable future. Our future capital requirements will depend on many factors, including any future acquisitions. We could be required, or could elect, to seek additional funding through public or private equity or debt financing. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is required from outside sources, there is a possibility we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition, cash flow and results of operations could be adversely affected.

Cash flows

The following table summarizes our key cash flows for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

	Year ended December 31,
(in thousands)	2025	2024	2023
Net cash provided by operating activities	$318,245	$268,579	$111,834
Net cash used in investing activities	(143,539)	(68,527)	(1,421)
Net cash provided by (used in) financing activities	319,949	(3,190)	(10,736)

Operating activities

Net cash provided by operating activities was $318 million for the year ended December 31, 2025, reflecting Net income of $216 million, non-cash adjustments of $99 million, which primarily consist of $38 million of taxes on income and a $33 million of increase of user and omnibus accounts, net.

Net cash provided by operating activities was $269 million for the year ended December 31, 2024, reflecting Net income of $192 million, non-cash adjustments of $53 million, which primarily consist of $53 million of taxes on income and a $40 million of increase of accrued expenses and other payables.

Net cash provided by operating activities was $112 million for the year ended December 31, 2023, reflecting Net income of $15 million, non-cash adjustments of $83 million, which primarily consist of $66 million of share-based payments and a $26 million increase of accrued expenses and other payables and partially offset by $33 million of increase of cryptoassets.

Investing activities

Net cash used in investing activities was $143.5 million for the year ended December 31, 2025 and was primarily related to a $138 million increase of short-term investments, net.

Net cash used in investing activities was $68.5 million for the year ended December 31, 2024 and was primarily related to a $65 million increase of short-term investments.

Net cash used in investing activities was $1.4 million for the year ended December 31, 2023 and was primarily related to the purchase of intangible assets for $1 million.

Financing activities

Net cash provided in financing activities was $320 million for the year ended December 31, 2025 and was primarily due to $378 million related to the IPO, offset by $60 million related to purchase of treasury shares.

Net cash used in financing activities was $3 million for the year ended December 31, 2024 and was primarily related to $4 million related to the repayment of lease liability offset by $0.9 million of exercise of options.

Net cash used in financing activities was $11 million for the year ended December 31, 2023 and was primarily related to $7 million paid to credit facilities and $3.4 million related to the repayment of lease liability.

Debt

On July 19, 2023, we entered into a $25 million unsecured revolving credit facility with Bank Hapoalim B.M. (“Bank Hapoalim”) for a period of 12 months (the “Hapoalim Credit Facility”). Any amount drawn from the facility bears an annual interest at a rate of SOFR+3%. The Hapoalim Credit Facility matured on July 18, 2024. On October 16, 2024, we amended the terms of the Hapoalim Credit Facility to increase the available amount to $45 million and extend the facility’s availability through October 2025. We may use borrowings under the Hapoalim Credit Facility for general corporate purposes, excluding any crypto activity. The Hapoalim Credit Facility includes customary restrictive covenants, including limitations on additional indebtedness, creation of liens, dividend payments, changes of control and investments. In addition, failure to comply with certain of these covenants may result in an event of default, which may lead to acceleration of the amounts owed and/or the enforcement of other remedies by Bank Hapoalim. The Hapoalim Credit Facility was terminated in full on June 30, 2025 and we have no outstanding obligations under its terms.

On June 30, 2025, we entered into a $250 million senior unsecured revolving credit facility with a syndicate of banks for a period of 3 years. Any amount drawn out of the facility will bear an annual interest rate of SOFR plus a margin ranging from 3.00% to 3.50% depending on the Company’s Leverage Ratio, being the ratio of the Total Debt of the Company to Adjusted EBITDA, as all such terms are defined therein, measured for the 12-month period preceding the last day of each calendar quarter. The facility is intended for general corporate purposes of the Company and its subsidiaries, including the funding of acquisitions. For the full agreement see Exhibit 4.5.

Contractual Obligations and Commitments

In the ordinary course of business, we enter into various contractual obligations that may require future cash payments. Our future cash commitments primarily consist of operating lease obligations for office space, salary obligations to our employees and contractual obligations under license, technology platform and professional services agreements. As of December 31, 2025, we had non-cancellable contractual obligations to vendors of $97 million due as follows: $65 million in 2026, $26 million in 2027 and $5 million in 2028 and thereafter, which represent our commitments primarily for hosting services, software products and services under contracts of 12 months or longer.

As of the year ended December 31, 2025, we had contractual, undiscounted lease liabilities of:

($ in thousands)	December 31, 2025
2026	$7,684
2027	6,253
2028	5,224
2029	5,283
2030	5,303
2031 and thereafter	37,895
Total undiscounted cash flows	$67,642

Off-Balance Sheet Arrangements

Off-balance sheet arrangements include segregated user funds. Cash, equities and cryptoassets are held by us on behalf of our users: we commonly act in a variety of arrangements as custodian, trustee or other fiduciary capacities that result in the holding of assets on behalf of users. Such assets are maintained in segregated accounts or segregated cryptoasset wallets in accordance with the relevant regulatory framework and/or legal framework and are held for the benefit of the user who remains the legal and/or beneficial owner of these assets.

C.	Research and Development, Patents and Licenses, etc.

We conduct our research and development activities primarily in Israel as well as other locations such as Georgia, Ukraine, Australia, Belgium, Denmark, Cyprus and more. As of December 31, 2025, our research and development department included 602 employees and contractors. In 2025, research and development costs accounted for 17.4% of our Net Contribution.

For information regarding our patents, see “Item 4.B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025, that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with IFRS. The preparation of the consolidated financial statements in conformity with IFRS requires our management to make estimates, judgments and assumptions. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of income and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates. Our management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made.

We believe that the following accounting policies are the most critical to understanding our financial condition and results of operations. We consider an accounting policy to be critical when (1) the estimate, judgment or assumption is complex in nature or requires a high degree of judgment and (2) the use of different estimates, judgments and assumptions could have a material impact on our consolidated financial statements. Based on this definition, our management has identified the critical accounting policies and estimates addressed below. For more information, see note 3 to the consolidated financial statements included elsewhere in this annual report.

Revenue and income

Net trading income is derived from spreads of buying and selling the underlying asset or a derivative of equities, commodities, currencies and cryptoassets, which may be fixed or variable depending on the underlying asset traded.

Trading costs include execution, clearing and custody costs, trading gains and losses from our principal activities and user compensation costs.

Net trading income is accounted for under the provisions of IFRS 9, at fair value in accordance with IFRS 13, Fair Value Measurement, as we are a broker-trader, and our operations are based on generating a profit from variation in price of broker-traders’ margin and fair value adjustments of trading cryptoassets, commodities, currencies and equities.

Revenue from Contracts with Customers

Revenue is recognized when control of the promised goods or services is transferred to the users, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Revenue from cryptoassets

We sell cryptoassets to users and counterparties who meet the definition of customers under IFRS 15, Revenues from Contracts with Customers (“IFRS 15”), for the said transactions and accordingly are recorded as revenue from cryptoassets.

We have a contract with our users upon the users’ placing a purchase order in the platform which is accepted by us. We may fulfill the purchase order by either purchasing cryptoassets from counterparties or from existing users that placed a sale order in the platform.

Revenue is recognized at the point in time in which control over the cryptoasset transfers to the user, which is typically when the cryptoasset is transferred to the omnibus account. The transaction price is collected from the user at the time the transaction is executed. Once the cryptoasset is transferred to the omnibus account, it is held in custody by us on behalf of the users.

Since the user can terminate the custody services at any time (i.e., when the position is closed), the term of these services is based on daily renewal options which are not considered material rights, since no fee is charged for these services. As such, effectively only one performance obligation exists in our contracts with our users for the purchase of cryptoassets by the users, which is the promise to execute a purchase order on behalf of our users.

Judgment is required in determining whether we are the principal or the agent in transactions with users. We evaluate the presentation of revenue on a gross or net basis based on whether we control the cryptoasset provided before it is transferred to the user (gross) or whether we act as an agent by arranging for other users on the platform to provide the cryptoasset to the user (net). We control the cryptoasset as we have the ability to direct the use of and obtain substantially all the benefits from the assets. When we acquire cryptoassets either from a counterparty or an existing user that placed a sale order, we have the ability to redirect that asset to provide it to another user other than the party originally intended, elect to hold that asset itself as an investment or sell that asset to a different counterparty for consideration. We have inventory risk from the time the user has placed an order in the platform until the cryptoasset is transferred to the omnibus account on behalf of the user. We have discretion in establishing the price and the pricing method in our contracts with users. Therefore, we have determined to be the principal in these transactions and recognize revenue on a gross basis.

As noted above, counterparties are also considered customers when we contract a sale of cryptoassets to such counterparties. We consider such sales contracts as containing only one performance obligation which is satisfied at the point in time that the control over the cryptoassets is transferred to their counterparties. We are considered as the principal in these transactions with the counterparties for the same reasons as described above. Therefore, we recognize revenue on a gross basis on these transactions.

Accounting for cryptoassets held on behalf of users

IFRS does not define the accounting treatment for either our cryptoassets or the cryptoassets we hold on behalf of users. Accordingly, to determine the appropriate accounting treatment, we have followed the guidance of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, that allows us to consider the most recent pronouncements of other standard-setting bodies, other accounting literature and accepted industry practice.

We have determined that our cryptoassets should be accounted for under IAS 2, Inventories, because we meet the definition of a broker-trader under IAS as our cryptoassets are primarily traded in active trading platforms and are purchased with the intent to resell in the near future, generating a profit from the fluctuations in prices or margins.

In addition, we believe that IFRS 15 is the appropriate standard to apply with respect to our cryptoasset holdings on behalf of the users because cryptoassets are not considered financial assets under IFRS, thus placing the cryptoasset contracts in the scope of IFRS 15. In deciding whether the cryptoassets held on behalf of the users should be presented on or off-balance sheet, IFRS 15 guidance requires us to make a determination on who controls the cryptoassets. The determination of control is based on several indicators that mainly examine who is entitled to the economic benefits derived from the cash flows arising from these assets, and which party has a secured claim in case of the insolvency of each party to the arrangement including the institution where the funds are held. This determination is re-examined when there is a change in circumstances, laws, regulations and contracts with the client.

Pursuant to IFRS 15, we have analyzed whether control has been transferred to users upon the transfer of the cryptoassets to omnibus accounts, including the fact that (i) the payment is received from the user, (ii) the user has legal title to the cryptoassets and (iii) the user has significant risks and rewards from owning the cryptoasset. We have also considered other applicable indicators mentioned in relevant accounting literature, including the fact that (a) the users have title to those cryptoassets, (b) the cryptoassets are segregated from our cryptoassets and held in omnibus accounts and (c) our creditors cannot use the cryptoassets held on behalf of the users in a case of our insolvency or other debt restructuring. Accordingly, we concluded that the cryptoassets held on behalf of the users should be off-balance sheet.

Share-based payment transactions

Our employees and board members receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted on grant date. The fair value is determined by using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the instruments were granted. The model requires management to make a number of assumptions, including inputs to the model including the fair value and expected volatility of our underlying common share price, expected term of the share option, risk-free interest rate, and expected dividend yield.

The cost of equity-settled transactions is recognized as an expense, together with a corresponding increase in equity, over the period during which the relevant employees become entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest.

Taxes on income

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in income or equity.

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carry forward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Uncertain tax positions arise from tax treatments applied by us which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by us, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation by the tax authorities. We recognize our uncertain tax positions in the consolidated financial statements in accordance with IAS 12 Income Taxes and IFRIC 23 Uncertainty over Income Tax Treatments. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as a current tax payable.

New Accounting Pronouncements

See note 2 to the consolidated financial statements included elsewhere in this annual report for new accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this annual report.

Quantitative and Qualitative Disclosures About Market Risk

Credit risk

Credit risk is defined as the risk to earnings or capital arising from an obligor’s failure to meet the terms of any contract or to otherwise fail to perform as agreed. For instance, exposure to a counterparty with the potential to produce a significant amount of capital loss due to a bankruptcy or failure to pay.

We are exposed to the following institutional counterparties: clearing providers, liquidity providers and payment service providers, as well as banks with respect to our own assets. We manage the credit risk arising from institutional counterparties by setting exposure limits and monitoring exposure against such limits, reviewing periodic credit reviews, and spreading credit risk across a number of different institutions to diversify risk.

We set principles in order to monitor and manage the credit risk on a real time basis. Management estimates that the credit exposure as of December 31, 2025, 2024 and 2023 is substantially equal to the carrying value of the related assets, as the credit valuation adjustment is de minimis and no impairment has been identified.

Market risk

Market risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. We are exposed to market price risk and foreign currency risk as described below:

Market price risk

We have market price risk as a result of our trading activities in derivatives of underlying assets in currencies, commodities, currencies, equities and cryptoassets, part of which is naturally hedged as part of the overall market risk management. The exposure is monitored on a group-wide basis and managed using limits on future potential losses from such exposure. Since we hedge our main exposures to users’ positions with third-party counterparties, we do not have significant exposure to the underlying assets detailed above.

Foreign currency risk

Transactional foreign currency exposures represent risks associated with financial assets or liabilities denominated in currencies other than the functional currency of which is the U.S. dollar. Transaction exposures arise in the normal course of business.

As of December 31, 2025, we had excess financial liabilities over financial assets that are denominated in currencies other than the U.S. dollar of $50.4 million. As of December 31, 2024, we had excess financial liabilities over financial assets that are denominated in currencies other than the U.S. dollar of $39.9 million. As of December 31, 2023, we had excess financial assets over financial liabilities that are denominated in currencies other than the U.S. dollar of $20.8 million.

Foreign currency risk is managed on a group-wide basis. We monitor transactional foreign currency risks, including currency position and future expected exposures. We use non-designated hedges to mitigate the risks.

The level of prevailing short-term interest rates affects our profitability because we derive a portion of our revenue and net income from interest earned from users’ leveraged positions, interest on users’ funds held in segregated accounts and interest on our corporate cash and cash equivalents. Higher interest rates increase the amount of the above interest income. In addition, we incur interest expense on margin positions which remain open overnight when we execute margin transactions with counterparties, as well as interest expense on other loans and revolving credit facilities. When short-term interest rates decline, our revenue and net income derived from interest correspondingly decline, which negatively impacts our profitability.

The table below shows the impact on total Net income (loss) that would result from the hypothetical interest rate increases listed therein for each of the periods described therein:

	Year ended December 31,
($ in millions)	2025	2024	2023
50 basis points	$13	$9	$8
100 basis points	$26	$19	$16
150 basis points	$39	$29	$24

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each member of our board of directors and senior management as of February 20, 2026:

Name	Age	Position(s)
Executives and Directors:
Johnathan Alexander (“Yoni”) Assia	45	Chairman of the Board, Chief Executive Officer and Co-Founder
Meron Shani	51	Chief Financial Officer
Hedva Ber	57	Global Chief Operating Officer and Deputy Chief Executive Officer
Ronen Assia	49	Executive Director and Co-Founder
Avner Stepak (1) (2) (3)	51	Lead Independent Director
Santo Politi (1) (2) (3)	60	Director
Eddy Shalev (1) (2) (3)	78	Director
Laura Unger (2) (3)	65	Director
Lior Shemesh (2) (3)	56	Director

(1)	Member of our compensation, nominating and governance committee.

(2)	Member of our audit & risk committee.

(3)	Independent director under the rules of Nasdaq.

Yoni Assia, Chairman of the Board, Chief Executive Officer and Co-Founder

Yoni Assia is our Co-Founder and has served as our Chief Executive Officer and Chairman of our board since our inception. Mr. Assia co-wrote the Colored Coins whitepaper with Ethereum creator Vitalik Buterin in 2013. Prior to founding eToro in 2007, Mr. Assia was Co-Founder and development manager of video technology start-up CDRide. Mr. Assia serves as a board member of Meitav Dash Investments (“Meitav Dash”), a public company and one of the largest investment houses in Israel with over $40 billion in assets under management. He is also a member of the Young Presidents’ Organization. Mr. Assia holds a BA in Management and Computer Science from the Open University and an MSc in Computer Science from the IDC Herzliya.

Meron Shani, Chief Financial Officer

Meron Shani has served as our Chief Financial Officer since November 2022, having joined eToro as Vice President Finance in April 2019. Prior to joining eToro, Mr. Shani served in senior roles at The Stars Group from 2010 to 2018, most recently as Finance Director from 2014 to 2018. From 2003 to 2009, Mr. Shani served in senior financial roles at 888 Holdings Plc., including as Finance Director, and was part of the senior team which led the company’s successful IPO in 2005. Prior to that, Mr. Shani served as Senior Associate at PWC Israel. Meron holds a BA in Accounting and Business from The College of Management Tel Aviv and a Master’s of Law degree from Bar Ilan University.

Dr. Hedva Ber, Global Chief Operating Officer and Deputy Chief Executive Officer

Dr. Hedva Ber has served as the Global Chief Operating Officer and Deputy Chief Executive Officer since March 2021. Dr. Ber oversees our operational infrastructure and corporate governance. Dr. Ber has more than 25 years of experience across the banking and finance industry. Prior to joining on a full-time basis, Dr. Ber served as a consultant for us from December 2020 to March 2021. From 2015 to May 2020, she served as Israel’s Supervisor of Banks where she actively promoted digital transformation and the implementation of innovation and technological changes in the banking and payment sectors. Prior to that, she held several senior roles at Bank Leumi, the last being Chief Risk Officer. From 2005 to 2008, Dr. Ber represented the State of Israel on the Board of Directors of the European Bank for Reconstruction and Development in London. Since December 2025, Dr. Ber has also served as a member of the Board of Directors of Bank Mizrahi-Tefahot. Dr. Ber holds a BA in Economics and Political Science, as well as an MA in Economics and PhD in Economics from the Hebrew University in Jerusalem.

Ronen Assia, Co-Founder and Executive Director

Ronen Assia is our Co-Founder, a part-time employee and serves as the Executive Director of our board. For more than 20 years, Mr. Assia has been merging technology and design to create products that perform across multiple platforms. Prior to co-founding eToro in 2007, Mr. Assia designed medical devices, household appliances, and desktop and web applications. Until 2020, Mr. Assia oversaw products and engineering at eToro. As of 2020, Mr. Assia serves as Managing Partner of Team 8 Fintech. He holds a BA in Industrial Design from Bezalel Academy of Arts and Design and an MA in Product Design from the Royal College of Art in London.

Avner Stepak

Avner Stepak has served as a director of our board since October 1, 2013. Mr. Stepak has served as Vice Chairman and Co-Controlling Shareholder of Meitav Dash since 2013. Mr. Stepak has previously served and currently serves as a director on a long list of Meitav Dash’s portfolio companies. Mr. Stepak holds a BA in Communication and Management from the University of Tel-Aviv and an MBA from the University of Tel-Aviv and the Kellog School of Management at Northwestern University.

Santo Politi

Santo Politi has served as a director of our board since December 29, 2010. Mr. Politi is a Founder and managing member at Spark Capital, a  venture capital firm that invests in early-stage venture and venture-growth companies. He has led Spark Capital’s investments in Oculus, Lightmatter, Liquidity, Stoke Space and many others. Prior to founding Spark, Mr. Politi was a General Partner at Charles River Ventures, an early-stage venture capital fund in Boston, and before that a General Partner of BT Venture Partners, an early-stage venture capital firm affiliated with Bankers Trust. Mr. Politi holds an MBA in Finance from The Wharton School of the University of Pennsylvania, an MS in Electrical Engineering from NJIT, and a BS in Physics and a BS in Electrical Engineering from Bogazici University in Istanbul, Turkey.

Eddy Shalev

Eddy Shalev has served as a director of our board since December 2014. Mr. Shalev currently serves as Chairman of F2 Capital, an Israel-based early-stage venture capital fund, as well as Managing Partner and Founder of Genesis Partners, an Israel-based early-stage venture capital firm that was sold to Insight Partners in 2019. Previously, Mr. Shalev co-founded the Mofet Israel Technology fund, one of Israel’s first venture capital funds, where he was a board member and sat on the Investment Committee. Prior to his career in venture capital, Mr. Shalev was CEO of E. Shalev Ltd, a brokerage firm in Israel that ran investment banking, sales and trading, and research activities involving Israeli companies traded in the U.S. markets. The firm was the exclusive representative for Oppenheimer & Co.’s activities in the region. Mr. Shalev began his career at IBM, where he worked in various positions in engineering, marketing and sales in Israel and the U.K. Mr. Shalev holds a BA in Statistics and MSc in Information Systems from the University of Tel-Aviv.

Laura Unger

Laura Unger has served as a director of our board since July, 2025. Ms. Unger is a financial services regulatory, legislative, policy and strategy expert. She has held a variety of public and private sector roles and served on multiple corporate boards over the last twenty years, including Nomura Holdings, Inc. (NYSE: NMR) from 2018 until 2025, Borland Software from 2002 until 2004, MBNA from 2003 until 2005, Merrill Lynch IQ Funds from 2007 until 2010, Ambac Financial from 2003 until 2013, CA Technologies from 2004 until 2018, CIT Group from 2010 until 2022 and Navient Corporation (Nasdaq: NAVI) from 2014 until 2024. She is a former SEC Commissioner and Acting Chair, and former Counsel to the U.S. Senate Banking Committee. Ms. Unger received a J.D. from New York Law School in 1987 and a B.A. from U.C. Berkeley in 1983.

Lior Shemesh

Lior Shemesh has served as a director of our board since July, 2025. Mr. Shemesh is an experienced CFO with a strong track record of shaping and leading the financial strategy and operations for technology companies. He has served as CFO of Wix.com Ltd. (Nasdaq: WIX) since April 2013. Before joining Wix, Lior served as VP Finance and then CFO at Alverion Ltd., a provider of optimized wireless broadband solutions. Previously, he held senior finance roles at Veraz Networks Inc., a softswitch, media gateway and digital compression solutions provider, and ECI Telecom Ltd., a network infrastructure provider. From July 2012 to June 2021, Mr. Shemesh served on the board of directors of Aspen Group Ltd., where he was also on the compensation committee, financial statements committee, as well as chair of the audit committee. Mr. Shemesh began his career as an accountant at Israel Aerospace Industries. He has a B.A. in Accounting & Economics and an M.B.A. from Bar-Ilan University.

B.	Compensation

Compensation of Directors and Senior Management

The total amount of compensation paid and benefits in kind provided to our directors and named executive officers for services in all capacities to us and our subsidiaries for the year ended December 31, 2025 was $7.5 million.

The compensation for each of our executive officers is comprised of the following elements: base salary, consultant fees, bonus, long-term incentive bonus perquisites and benefits under employee benefit plans. We have accrued an amount to provide pension, retirement or other similar benefits to our directors and executive officers.

For a description of the arrangements involving the grant of options and other securities to service providers of us and our subsidiaries, see “—Equity Incentive Plans.”

2025 Annual Bonuses

For the year ended December 31, 2025, our executive officers were eligible to receive a cash bonus based on the satisfaction of certain performance metrics set by us. Our executive officers were required to remain employed on the payment date in order to receive their bonus.

Equity Incentive Plans

There were 3,618,488 Class A common shares and 3,831,622 Class B common shares issuable upon the exercise of outstanding options held by our directors and executive officers as of December 31, 2025 under the 2007 Plan and the 2021 Plan, with a weighted-average exercise price of $6.18 per share. There were 9,340 Restricted Share Units held by our directors as of December 31, 2025 under the 2021 Plan, with each Restricted Share Unit vesting into one Class A common share.

2007 Employee Share Option Plan

Overview

The 2007 Plan was adopted by our board on May 14, 2007 and amended on March 19, 2018. The 2007 Plan’s term was extended by our board, in accordance with Section 15.2 of the 2007 Plan, on July 31, 2017 for ten years. The 2007 Plan provides for the grant of options to our and our subsidiaries’ employees, directors, office holders, service providers and consultants.

As of December 31, 2025, no Class A common shares were reserved and available for issuance under the 2007 Plan. After the adoption of the 2021 Plan, we ceased granting awards under the 2007 Plan; however, outstanding options that were granted under the 2007 Plan before the adoption of the 2021 Plan will remain outstanding and governed by the terms of the 2007 Plan. In addition, Class A common shares subject to options granted under the 2007 Plan that expire or become unexercisable without having been exercised in full will become available again for future grants under the 2021 Plan.

Administration

Our board administers the 2007 Plan, either directly or upon the recommendation of a share option advisory committee. Under the 2007 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2007 Plan and any award agreements or awards granted thereunder and take all actions and make all other determinations necessary for the administration of the 2007 Plan.

The administrator also has the authority to amend and rescind rules and regulations relating to the 2007 Plan or terminate the 2007 Plan at any time before the date of expiration.

Eligibility

Under the 2007 Plan, eligible participants include our employees and other service providers and our affiliates including consultants, advisors and also any “controlling shareholder” as defined under Section 32(9) of the Israeli Income Tax Ordinance (New Version), 5721-1961 as amended (the “Ordinance”). The 2007 Plan provides for granting of awards under the Israeli tax regime, subject to restrictions imposed by applicable law, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares, options and certain other types of equity awards. Our non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Grant

All awards granted pursuant to the 2007 Plan are evidenced by an award agreement, in a form approved, from time to time, by the administrator, in its sole discretion. The award agreement sets forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Each award expires 10 years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Exercise

An award under the 2007 Plan may be exercised by providing us with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share.

Transferability

Other than by will, the laws of descent and distribution or as otherwise provided under the 2007 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of employment

In the event of termination of a grantee’s employment or service with us or any of our affiliates, except as otherwise provided by the administrator, all unvested awards shall forfeit and, except in case of death, disability or a termination for “Cause” (as defined in the 2007 Plan), all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance.

In the event of termination of a grantee’s employment or service with us or any of our affiliates due to such grantee’s disability, all vested and exercisable awards held by such grantee as of the date of disability (as defined in the 2007 Plan) may be exercised by the grantee within such period of time as is specified in the option agreement, and in the absence of specified time, for a period of six months following the date of disability.

In the event of termination of a grantee’s employment or service with us or any of our affiliates due to such grantee’s death, all vested and exercisable awards held by such grantee as of the date of death may be exercised by the grantee’s estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, unless otherwise provided in an award agreement, until the earliest to occur of (a) 18 months following the date of death, (b) six months following the date of issuance of a succession order or (c) six months following the date of issuance of an inheritance order.

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “Cause,” all outstanding awards held by such grantee (whether vested or unvested) will be forfeited on the date of such termination and the shares covered by such awards shall again be available for issuance.

Transactions; adjustment

In the event of a merger with or into another company, or the sale of all or substantially all of our assets or shares while unexercised options remain outstanding under the 2007 Plan, each unexercised option shall be assumed or substituted. In the case of such assumption and/or substitution of shares, appropriate adjustments shall be made in the exercise price to reflect such action, and all other terms and conditions of the option agreements, such as the vesting dates, shall remain in force, all subject to the administrator’s determination which shall be final.

In the event we are liquidated or dissolved while vested options remain unexercised and outstanding under the 2007 Plan, then all such options may be exercised in full by the grantee as of the effective date of any such liquidation or dissolution.

The 2007 Plan provides for appropriate adjustments to be made to the 2007 Plan and to outstanding awards under the 2007 Plan in the event of a stock dividend (bonus shares), share split, combination or exchange of shares, re-capitalization, or any other like event by or of us according to which the share capital of we are increased without receipt of consideration by eToro (excluding a conversion of any convertible securities of eToro).

2021 Share Incentive Plan

The 2021 Plan was adopted by our board in September 2021 and amended prior to our initial public offering in May 2025, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete. Following the adoption of the 2021 Plan, we ceased granting any awards under the 2007 Plan, and outstanding options that were granted under the 2007 Plan remain outstanding and governed by the terms of the 2007 Plan.

Authorized shares

The number of our Class A common shares available for issuance under the 2021 Plan as of December 31, 2025 was 8,188,028.

The number of our Class A common shares available for issuance under the 2021 Plan will increase (and without the need to further amend the 2021 Plan) (i) on an annual basis on the first day of each calendar year beginning on January 1, 2026 and ending on January 1, 2035, in an amount equal to the lesser of (A) five percent (5%) of the aggregate number of shares outstanding (on an as converted basis) on the final day of the immediately preceding calendar year and (B) such amount as determined by our board if so determined prior to January 1 of a calendar year in which the increase will occur, plus (ii) any shares underlying awards under the 2007 Plan or the 2021 Plan, which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised.

However, no more than 6,115,897 shares may be issued upon the exercise of incentive stock options (“ISOs”). If permitted by us, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the Plans may again be available for issuance under the 2021 Plan.

Administration

Our board, or a duly authorized committee of our board, will administer the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.

The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all awards, and the authority to modify awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan. Our board also has the authority to suspend, terminate, modify or amend the 2021 Plan at any time.

Eligibility

Under the 2021 Plan, eligible participants include employees and other service providers of us and our affiliates. The 2021 Plan provides for granting of awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our U.S. employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Grant

All awards granted pursuant to the 2021 Plan have been and will be evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Each award will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Awards

The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), Class A common shares, restricted shares, restricted share units and other share-based awards. Options granted under the 2021 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options.

Exercise

An award under the 2021 Plan may be exercised by providing us with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to us or the trustee.

Transferability

Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of employment

In the event of termination of a grantee’s employment or service with us or any of our affiliates, except as otherwise provide by the administrator, all unvested awards shall forfeit and all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

In the event of termination of a grantee’s employment or service with us or any of our affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the twelve-month period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “Cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Transactions; adjustment

The 2021 Plan provides for appropriate adjustments to be made to the plan and to outstanding awards under the plan in the event of a share split, reverse share split, distribution, recapitalization, combination, reclassification of our shares, consolidation, reorganization, extraordinary cash dividend or other similar occurrences.

In the event of a sale of all, or substantially all, of our Class A common shares or assets, a merger, consolidation amalgamation or similar transaction, or certain changes in the composition of our board, or liquidation or dissolution, or such other transaction or circumstances that our board determines to be a relevant transaction, then without the consent of the grantee, the administrator may make any determination as to the treatment of outstanding awards, including the following: (i) cause any outstanding award to be assumed or substituted by such successor corporation or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, our Class A common shares, the acquirer or other corporation which is a party to such transaction or other property or rights as determined by the administrator as fair in the circumstances and/or (c) amend, modify or terminate the terms of any award as the administrator shall determine to be fair in the circumstances.

2025 Employee Share Purchase Plan

We adopted our ESPP in May 2025. The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and (2) the component not intended to be tax qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non U.S. law and other considerations (the “Non Section 423 Component”).

Authorized Shares

A total of 2,201,301 Class A common shares will be available for sale under the ESPP, subject to adjustment as provided for in the ESPP.  In addition, on the first day of each fiscal year beginning with the 2026 fiscal year and through the 2035 fiscal year, such pool of the Class A common shares shall be increased by that number of Class A common shares equal to the lesser of:

▪	1.0% of the outstanding Class A common shares as of the last day of the immediately preceding fiscal year; and

▪	such smaller amount as our board of directors may determine.

However, the number of shares that may be issued or transferred pursuant to the rights granted under the Section 423 Component of the ESPP shall not exceed an aggregate of 2,201,301 shares, subject to adjustments pursuant to the ESPP.

The plan administrator will establish a maximum number of shares that may be purchased by a participant during any purchase period or offering period.

ESPP Administration

Unless otherwise determined by our board, the compensation committee of our board of directors (the “ESPP administrator”) will administer the ESPP and will have the authority to interpret the terms of the ESPP and determine eligibility under the ESPP, to impose a mandatory holding period under which employees may not dispose or transfer shares under the ESPP, prescribe, revoke and amend forms, rules and procedures relating to the ESPP, and otherwise exercise such powers and to perform such acts as the ESPP administrator deems necessary or expedient to promote our best interests and those of our subsidiaries and to carry out the intent that the ESPP be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

Eligibility

Participation in the Section 423 Component may be limited in the terms of any offering to our employees and any of our designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year, (c) who have met a service requirement established by the Administrator (which may not exceed two years), (d) who do not qualify as a “highly compensated employee” within the meaning of Section 423(b)(4)(D) of the Code, and/or (e) satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Code) of ours that has been designated by our board of directors or the compensation committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or noncorporate entity in which we have a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares and other of our securities or any of our subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the U.S., as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

Offering Periods

The ESPP provides for offering periods, not to exceed 27 months each, during which we will grant rights to purchase Class A common shares to our employees. The timing of the offering periods will be determined by the ESPP administrator. The terms and conditions applicable to each offering period will be set forth in an offering document adopted by the ESPP administrator for the particular offering period. The provisions of offerings during separate offering periods under the ESPP need not be identical.

Contributions

The ESPP will permit participants to purchase Class A common shares through contributions (in the form of payroll deductions, or otherwise, to the extent permitted by the ESPP administrator). The percentage of compensation designated by an eligible employee as payroll deductions for participation in an offering may not be less than 1% and may not be more than the maximum percentage specified by the ESPP administrator in the applicable offering document (which maximum percentage shall be 20% in the absence of any such specification). A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period; provided, however, that the ESPP administrator may limit the number of changes a participant may make in the applicable offering document. In the absence of any specific designation by the ESPP administrator, a participant may decrease or increase his or her payroll deduction elections one time during each offering period. Amounts contributed and accumulated by the participant will be used to purchase Class A common shares at the end of each offering period. Unless otherwise determined by the ESPP administrator, the purchase price of the shares will be 85% of the lower of the fair market value of Class A common shares on (i) the first trading day of the offering period or (ii) the last trading day of the offering period (and may not be lower than such amount with respect to the Section 423 Component).

Participants may end their participation at any time during an offering period and will be paid their accrued contributions and such participant’s rights for the offering period shall be automatically terminated, and no further payroll deductions for the purchase of shares shall be made for such offering period. Participation ends automatically upon termination of employment with us.

Non-Transferability

A participant may not transfer contributions credited to his or her account nor any rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Corporate Transactions

In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of our assets, or if we are dissolved or liquidated, with respect to which the ESPP administrator determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by us to be made available under the ESPP or with respect to any outstanding purchase rights under the ESPP, the ESPP administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the ESPP; (b) the class(es) and number of shares and price per share subject to outstanding rights; and (c) the purchase price with respect to any outstanding rights. In addition, in any such situation, the ESPP administrator may, in its discretion, make other adjustments, including:

▪	providing for either (i) termination of any outstanding right in exchange for an amount of cash, or (ii) the replacement of such outstanding right with other rights or property selected by the ESPP administrator in its sole discretion;

▪	providing that the outstanding rights under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

▪	making adjustments in the number and type of shares (or other securities or property) subject to outstanding rights under the ESPP and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

▪	providing that participants’ accumulated payroll deductions may be used to purchase shares prior to the next occurring purchase date on such date as the ESPP administrator determines in its sole discretion and the participants’ rights under the ongoing offering period(s) shall be terminated; and

▪	providing that all outstanding rights shall terminate without being exercised.

Amendment; Termination

The ESPP administrator will have the authority to amend, suspend or terminate the ESPP, although shareholder approval will be required for any amendment that changes the type of shares that may be sold under the ESPP (other than adjustments in connection with corporate transactions) or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP. The ESPP is not subject to a specific termination date.

Employee Investment Plan

We provide all employees, including management, with a non-withdrawable amount, or NWA, on the eToro platform through our employee investment plan which enables employees to gain a better understanding of the eToro platform, improves financial literacy and creates higher engagement with the Company through participation in our employee investment plan. Certain employees may be granted additional credits to their outstanding NWA for special recognition on an ad-hoc basis. Each employee’s investment account losses are offset on an annual basis. The profits earned on the trading platform in excess of the NWA, if any, can be withdrawn by an employee on a monthly basis. Ten percent of the employee’s outstanding NWA balance as of March 31 of the relevant year becomes vested each year and, subject to the terms and conditions of the plan, can be withdrawn by an employee who has completed more than six months of employment. Employees who have completed five years of continuous employment with us that wish to exercise any outstanding and vested options may withdraw profits from the account in the form of a bonus payment in order to fund the exercise price associated with their vested options.

We record payroll expense in respect of the NWA over the employee’s vesting period and the profits earned by the employee. Payroll expenses recorded in respect of the employee investment plan are $10.7 million, $8.0 million and $5.7 million for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively. As of December 31, 2025 and December 31, 2024, the liability to employees in respect of the investment plan is $50.7 million and $43.4 million respectively, included in accrued expenses and other payables.

Clawback Policy

We adopted a compensation clawback policy to comply with SEC and Nasdaq listing rules implementing the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Under the policy, we are required in certain situations to recoup incentive-based compensation paid or payable to certain of our current or former executive officers in the event of an accounting restatement. A copy of our clawback policy is filed as Exhibit 97.1 to this annual report.

C.	Board Practices

Board Composition

Our board may establish the authorized number of directors from time to time by resolution. Our board currently consists of seven members.

Our board has determined that each of Santo Politi, Avner Stepak, Eddy Shalev, Laura Unger and Lior Shemesh qualify as independent directors in accordance with the rules of Nasdaq. Under the rules of Nasdaq, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us.

In addition, under the rules of Nasdaq, our board was required to make a subjective determination as to whether each director has a material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Our board conducted the materiality analysis and considered relationships between each director and us, our principal shareholders and our financial shareholders, as applicable, as well as all other relevant facts and circumstances. Our board reviewed and discussed information provided by the directors and us with regard to each director’s relationships with us, our principal shareholders, our financial shareholders and our management, including any directorships held in companies affiliated with us. In the opinion of our board, none of Santo Politi, Avner Stepak, Eddy Shalev, Laura Unger and Lior Shemesh have a material relationship with us and no relationships exist that would interfere with the exercise of their independent judgment in carrying out the responsibilities of a director.

Board of Directors

Under our A&R memorandum and articles, the authorized number of directors will be fixed by our board from time to time in accordance with our A&R memorandum and articles. Pursuant to our A&R memorandum and articles, the directors of our board will be elected by our shareholders at our annual meeting of shareholders (except for situations in which our board fills a vacancy, as discussed below). Pursuant to our A&R memorandum and articles, the positions of chairman of our board and Chief Executive Officer may be held by the same person.

In addition, in accordance with our A&R memorandum and articles, our board is divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors will initially serve until our first annual meeting of shareholders following the closing of our initial public offering; Class II directors will initially serve until our second annual meeting of shareholders following the closing of our initial public offering; and Class III directors will initially serve until our third annual meeting of shareholders following the closing of our initial public offering. Commencing with our first annual meeting of shareholders following the closing of our initial public offering, directors of each class the term of which is then expiring will be elected to hold office for a three-year term and until the election and qualification of their respective successors in office. As of the date of this annual report, (i) Class I directors consists of Eddy Shalev and Laura Unger, (ii) Class II directors consists of Avner Stepak, Santo Politi and Lior Shemesh and (iii) Class III directors consists of Yoni Assia and Ronen Assia. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class will be apportioned by our board as nearly equal as possible. No decrease in the number of directors will shorten the term of any incumbent directors.

In addition, our A&R memorandum and articles allow our board to appoint by resolution of our board any person to be a director either to fill (i) a vacancy resulting from death, resignation, disqualification, removal or other causes or (ii) any newly created directorship resulting from any increase in the number of directors. Where our board appoints a person as a director to fill such vacancy or newly created directorship, the term will not exceed the term that remained when the director whose departure from our board created such vacancy ceased to hold office or until the next annual general meeting (where such appointment will be approved by the shareholders), whichever is later.

Chairman of the Board

Our A&R memorandum and articles provide that our board may elect a chairman and determine the period for which he or she is to hold such office.

Director independence

Under Nasdaq rules, a foreign private issuer may follow its home country practice in lieu of certain corporate governance requirements, including the requirement to have a majority of its board consist of independent directors. The British Virgin Islands Business Companies Act of 2004, as revised (the “Companies Act”) does not require that a majority of our board consist of independent directors.

Lead Independent Director

As approved by our board, for so long as the same person serves both as our chief executive officer and chairman of the board, the non-executive board members will select a lead independent director from among the independent directors of our board. If at any meeting of the board, the lead independent director is not present, a majority of the independent members of the board present will select an independent member of the board to act as lead independent director for the purpose and duration of such meeting. The authorities and responsibilities of the lead independent director include, but are not limited to, the following:

▪	Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors;

▪	Serving as a liaison between the chairman and the independent directors;

▪	Having the authority to recommend that the board retain consultants or advisers that report directly to the board;

▪	Reviewing information sent to the board;

▪	Reviewing meeting agendas for the board;

▪	Ensure that meeting schedules have sufficient time for discussion of all agenda items;

▪	Having the authority to call meetings of the independent directors; and

▪	If requested by major shareholders, ensuring that he is available for consultation and direct communication consistent with the policy of the board with respect to communication with shareholders.

As Yoni Assia serves as our Chairman of the Board of Directors and Chief Executive Officer, the non-executive board members elected Avner Stepak to be the Lead Independent Director.

Board Committees

Our board has two standing committees: the Audit and Risk Committee and the Compensation, Nominating and Governance Committee. Each committee is governed by a charter that is available on our website at https://investors.etoro.com/corporate-governance/documents-charters.

Audit and Risk Committee

The members of our Audit and Risk Committee are Santo Politi, Avner Stepak, Eddy Shalev, Laura Unger and Lior Shemesh. The chairman of the Audit and Risk Committee is Avner Stepak. Our board has determined that each member of our Audit and Risk Committee qualifies as an independent director under the corporate governance standards of Nasdaq and the independence requirements of Rule 10A-3 of the Exchange Act. Each member of our Audit and Risk Committee also meets the financial literacy requirements of Nasdaq. In addition, our board has determined that each of Santo Politi, Avner Stepak, Eddy Shalev and Lior Shemesh qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

Our Audit and Risk Committee is responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, audits of financial statements, qualifications and independence of the independent registered public accounting firm, the effectiveness of internal control over financial reporting and the performance of the internal audit function and independent registered public accounting firm. The Audit and Risk Committee reviews and assesses the qualitative aspects of our financial reporting, processes to manage business and financial risks, and compliance with significant applicable legal, ethical and regulatory requirements. The Audit and Risk Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm, and for assisting our board in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

Compensation, Nominating and Governance Committee

The members of our Compensation, Nominating and Governance Committee are Santo Politi, Avner Stepak and Eddy Shalev. The Chairman of the Compensation, Nominating and Governance Committee is Eddy Shalev.

The Compensation, Nominating and Governance Committee is responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, our and our subsidiaries’ executive officers and directors, establishing our and our subsidiaries’ general compensation policies and reviewing, approving and overseeing our and our subsidiaries’ administration of the employee benefits plans.

The Compensation, Nominating and Governance Committee is also responsible for (i) overseeing and assisting our board in reviewing and recommending nominees for election as directors, (ii) assessing the performance of the members of our board and (iii) establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to us.

D.	Employees

As of December 31, 2025, we had 1,520 employees and subcontractors with 45 located in the United States, 792 in Israel, 270 in Cyprus and 413 across 23 other countries.

All our employment agreements are governed by local labor laws and, where applicable, the relevant collective bargaining agreements (CBA) which may dictate matters such as working hours, treatment of family leave, pension rights and vacation entitlement, depending on the CBA in question. CBAs apply to employees based in Belgium.

With respect to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our Israeli employees have pension plans that comply with the applicable Israeli legal requirements, and we make monthly contributions to severance pay funds for all Israeli employees, which cover potential severance pay obligations.

Extension orders issued by the Israeli Ministry of Economy and Industry apply to our employees in Israel and affect matters such as, living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.	Share Ownership

For information regarding the share ownership of directors and officers, see “Major Shareholders” in Item 7.A below. For information as to our equity incentive plans, see “Equity Incentive Plans” and “2025 Employee Share Purchase Plan” in Item 6.B above.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Class A common shares and Class B common shares as of February 20, 2026, by:

●	each person known by us who is the beneficial owner of 5% or more of our outstanding Class A common shares or Class B common shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of February 20, 2026. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Class A common shares and/or Class B common shares beneficially owned by them.

Except as otherwise noted herein, the number and percentage of our Class A common shares and Class B common shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any of our Class A common shares or Class B common shares as to which the holder has sole or shared voting power or investment power and also any of our Class A common shares or Class B common shares which the holder has the right to acquire within 60 days of through the exercise of any option, warrant or any other right. Because Class B common shares are entitled to ten votes each, as compared to one vote each for Class A common shares, the column entitled “Percentage of Voting Power” reflects the overall voting power of a given shareholder based on the composition of his, her or its share ownership.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o eToro Group Ltd., 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261.

					Combined
					Voting
	Class A Common Shares		Class B Common Shares		Power
Name of Beneficial Owner (1)	Number	Percent(2)	Number	Percent(2)	Percentage(3)
5% or Greater Shareholders
Spark Capital II, L.P.(4)	7,118,015	10.65%	0	*	3.49%
BRM Group Ltd.(5)	2,866,335	8.68%	3,213,476	23.39%	9.99	%(6)
SBT Venture Fund I(7)	2,509,946	3.76%	0	*	1.23%
CM SPC on behalf of CM Equities SP(8)	4,421,953	6.62%	0	*	2.17%
Directors and Executive Officers
Yoni Assia(9)	3,155,094	9.86%	3,810,416	27.73%	9.99	%(6)
Meron Shani(10)	70,813	*	75,352	*	*
Hedva Ber(11)	30,660	*	32,500	*	*
Ronen Assia(12)	1,017,351	3.43%	1,321,270	9.62%	6.97%
Santo Politi(4)	7,169,574	10.73%	-	*	3.51%
Avner Stepak(13)	89,348	*	104,650	*	*
Eddy Shalev(14)	496,779	1.69%	642,198	4.67%	3.39%
Laura Unger(15)	1,000	*	-	*	*
Lior Shemesh	-	*	-	*	*
All executive officers and directors as a group (9 persons)	12,030,619	24.75%	5,986,386	43.57%	35.21%

*	Less than one percent (1%) of our outstanding Class A common shares, Class B common shares or combined voting power, as applicable.

(1)	Except as otherwise indicated, and subject to applicable community property laws, we believe based on the information provided to us that the persons named in the table have sole voting and investment power with respect to all Class A common shares and Class B common shares beneficially owned by them.

(2)	Percentages of outstanding shares are based on 66,806,751 Class A common shares and 13,739,582 Class B common shares, issued and outstanding as of February 20, 2026.

(3)	Class B common shares possess ten votes per share, whereas Class A common shares possess one vote per share. Both classes of shares vote together on all matters presented to our shareholders. As such, we have provided the percentage of combined voting power for each shareholder listed in the table.

(4)	Pursuant to Schedule 13D/A (Amendment No. 1) filed with the SEC on November 13, 2025, represents our Class A common shares and Class B common shares held by Spark Capital II, L.P. (“SC II”), Spark Capital Founders’ Fund II, L.P. (“SCFF II”), Spark Management Partners II, LLC (“SMP II GP”), Spark Capital Partners, LLC (“SCP”) (each, a “Spark Entity”) , and Santo Politi. Spark Capital Growth Fund II, L.P. (“SCGF II”), Spark Capital Growth Founders’ Fund II, L.P. (“SCGFF II”), Spark Growth Management Partners II, LLC (“SGMP II GP”), Spark Capital Growth Fund III, L.P. (“SCGF III”), Spark Capital Growth Founders’ Fund III, L.P. (“SCGFF III”), and Spark Growth Management Partners III, LLC (“SGMP III GP”) effected pro rata distributions of all of their shares on November 11, 2025, and no longer hold any of our Shares. SMP II GP is the general partner of SC II and SCFF II. Santo Politi, who is one of our directors is the managing member of SMP II GP. Santo Politi is also a managing member of SCP. The managing members of each general partner make investment and voting decisions based on a majority vote. To the extent Mr. Santo Politi may be deemed to have beneficial ownership over the shares beneficially owned by any Spark Entity, he expressly disclaims such beneficial ownership. The business address of each of the foregoing persons is 200 Claredon Street, Floor 59, Boston, Massachusetts 02116. Please see Schedule 13D/A (Amendment No. 2) filed with the SEC on February 26, 2026, for changes made to these holdings after February 20, 2026.

(5)	Pursuant to Schedule 13G filed with the SEC on August 25, 2025, represents our Class A common shares and Class B common shares held by BRM Group Ltd., and its affiliated entities A.B.Y.Finance (eToro) 21, LP, Eli Barkat Ltd. and Yuval Rakavi Ltd. Investment and voting power of the shares held by each of the foregoing entities is exercised by the executives of BRM Group Ltd., who are Arie Nachmias, Chief Financial Officer, and Eli Barkat, Active Chairman. The business address of each of the foregoing persons is 10 Nissim Aloni St., Tel Aviv, Israel.

(6)	All shares that exceed 9.99% of our combined voting rights (the “Excess Shares”) are deemed not to have any voting rights and/or any rights to receive distributions from us, pursuant to our A&R memorandum and articles. See “Exhibit 2.1—Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as Amended—Voting Requirement”.

(7)	Represents our Class A common shares held by SBT Venture Fund I, L.P. (“SBT”). SBT is governed by its general partner, FRV I, GP (“FRV I”), which is governed by a board of directors consisting of three members, none of whom possesses control. The majority limited partner of SBT is Digital Technology LLC, a wholly-owned subsidiary of JSC Sberbank of Russia, a Russian financial institution, which is subject to U.S., U.K., E.U. and BVI sanctions (the “Sanctions”). As a result of the Sanctions and as provided under the A&R memorandum and articles, SBT is restricted from exercising its voting rights in us, transferring its shares and from receiving new shares and distributions or dividends (the “Sanctions Restrictions”) as long as it is subject to the Sanctions Restrictions. Accordingly, SBT did not receive, and will not receive, as long as it is subject to the Sanctions Restrictions, 120,606 Class A common shares in connection with the conversion contemplated under the terms of that certain Advanced Investment Agreement, entered into in February 2021, and 2,630,552 Class B common shares that would have been distributed with respect to its Class A common shares (including the aforementioned 120,606 Class A shares) pursuant to the Class B distribution and that will be issued to SBT if and when it is no longer subject to the Sanctions Restrictions. The registered office address of SBT is c/o FFP (Corporate Services) Limited, 2nd Floor Harbour Centre, 159 Mary Street, George Town, Grand Cayman, KY1-9906, Cayman Islands and of FRV I is c/o AIF Corporate Services Ltd, Piccadilly Centre, 28 Elgin Avenue, Suite 201, PO Box 2570, George Town, KY1-1103, Cayman Islands.

(8)	Pursuant to Schedule 13G filed with the SEC on August 4, 2025, represents our Class A common shares and Class B common shares held by CM SPC on behalf of CM Equities SP. Investment and voting power of the shares is exercised by the board of directors of CM SPC, who are Guo Yifan, Xie Fang and Zhao Zhaoran. The business address of each of the foregoing persons is Suites 2803-04, 28/F, South Island Place, 8 Wong Chuk Hang Road, Hong Kong.

(9)	Consists of (i) 419,227 of our Class A common shares held by Yoni Assia, (ii) 877,950 of our Class B common shares held by Yoni Assia, (iii) 932,466 of our Class A common shares and 932,466 of our Class B common shares subject to options held by Yoni Assia that are exercisable within 60 days of February 20, 2026 and (iv) 1,803,401 of our Class A common shares and 2,000,000 of our Class B common shares subject to options that are held by Capital V5 PTE. LTD., a company wholly-owned by Yoni Assia, that are exercisable within 60 days of February 20 , 2026. Mr. Yoni Assia’s holding excludes (x) 7,315 of our Class A common shares and 73,544 of our Class B common shares held by iAngels Technologies L.P. and its affiliated entities (together, “iAngels”), whose Chief Executive Officer, director and owner is Yoni’s spouse and (y) 500,000 of our Class A common shares and 500,000 of our Class B common shares held by Raid 5 Ltd. on behalf of Pentagon V5 Trust for the benefit of Yoni Assia’s minor children, which investment power and voting power is exercised by a third party trustee. To the extent Mr. Yoni Assia may be deemed to have beneficial ownership over any shares beneficially owned by iAngels and Raid 5 Ltd. on behalf of Pentagon V5 Trust, he expressly disclaims such beneficial ownership.

(10)	Consists of 70,813 of our Class A common shares and 75,352 of our Class B common shares subject to options held by Meron Shani that are exercisable within 60 days of February 20, 2026.

(11)	Consists of 30,660 of our Class A common shares and 32,500 of our Class B common shares subject to options held by Hedva Ber that are exercisable within 60 days of February 20, 2026.

(12)	Consists of (i) 398,849 of our Class A common shares held by Ronen Assia, (ii) 702,768 of our Class B common shares held by Ronen Assia and (iii) 618,502 of our Class A common shares and 702,768 of our Class B common shares subject to options held by Ronen Assia that are exercisable within 60 days of February 20, 2026.

(13)	Consists of (i) 60,646 of our Class A common shares and 70,802 of our Class B common shares subject to options held by Avner Stepak that are exercisable within 60 days of February 20, 2026, (ii) 28,702 of our Class A common shares held by Shira 10 Strategies Ltd. (“Shira 10”), a company that is controlled by Avner Stepak and (iii) 33,848 of our Class B common shares held by Shira 10.

(14)	Consists of (i) 10,000 of our Class A common shares and 10,000 of our Class B common shares subject to options held by Eddy Shalev that are exercisable within 60 days of February 20, 2026, (ii) 486,779 of our Class A common shares held by Levera S.A. (“Levera”), a company that is wholly owned by Eddy Shalev and (iii) 632,198 of our Class B common shares held by Levera. Please see Form 144 filed with the SEC on February 26, 2026, for changes made to these holdings after February 20, 2026.

(15)	Consists of 1,000 of our Class A common shares.

Significant Changes in Ownership

Over the course of 2025, there was a decrease in the percentage ownership of Andalusian Private Capital, LP, Andalusian SPV III, LP and Turkoman Partners, LP from 11.26% to 0%, based on Schedule 13G/A filed with the SEC on January 8, 2026.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this annual report, there has been no other significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

No major shareholders listed above had or have voting rights with respect to their Class A common shares or Class B common shares that are different from the voting rights of other holders of our Class A common shares and Class B common shares, respectively.

Change in Control Arrangements

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of February 20, 2026, there were 153 registered holders of our Class A common shares, 101 of which are United States registered holders (including Cede & Co., the nominee of the Depository Trust Company), holding approximately 84.5% of our outstanding Class A common shares; and there were 128 registered holders of our Class B common shares, 100 of which are United States registered holders, holding approximately 7.8% of our outstanding Class B common shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these common shares were held by brokers or other nominees.

B.	Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2025, with any of the members of our board, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Other Related Party Transactions

On various occasions, we have waived our right of first refusal with respect to transfers by our employees of our shares to iAngels, which acted as a broker on behalf of third parties. Yoni Assia’s spouse is Chief Executive Officer, director and owner of iAngels and Yoni Assia’s father is a director of iAngels.

Services Agreement with Wix.com

We are party to a Services Agreement with Wix.com Ltd. (“Wix”) for the provision of website holdings since 2021. Mr. Lior Shemesh serves as the CFO of Wix and, as of July 2025, also serves as a member of our board. During 2025, the Company paid Wix a total amount of approximately $23,000.

Engagement with Base44, Inc.

We are engaged with Base44, Inc. (together with any affiliated entity, “Base44”) for the provision of vibe coding services. Base44 is wholly owned by Wix, where Mr. Lior Shemesh serves as CFO, as detailed above. During 2025, the Company paid Base44 a total amount of approximately $64,000.

Services Agreement with Fireblocks Ltd.

We are party to a Services Agreement with Fireblocks Ltd. (collectively with Fireblocks Inc., “Fireblocks”) for the provision of crypto treasury and trading services and other custom projects. Mr. Santo Politi, a member of our board, controls, directly or indirectly, 10% or more of the equity or voting power of Fireblocks. During 2025, the Company paid Fireblocks a total amount of $166,000.

Investors’ Rights Agreement

In February 2023, we entered into the Fourth Amended and Restated Investors’ Rights Agreement with certain of our shareholders, including Spark Capital, SBT, Yoni Assia and Ronen Assia. Concurrent with the closing of our IPO, we and certain of our shareholders, including certain of our shareholders beneficially owning more than 5% of our share capital, certain members of our board and our executive officers, including their affiliated entities, entered into the Fifth Amended and Restated Investors’ Rights Agreement.

The Investors’ Right Agreement will terminate when the registrable securities could be sold without restriction under SEC Rule 144 within any 90-day period or five years after the consummation of our IPO.

Shelf Registration Demand Rights

Holders of our registrable securities may request that we file a Form S-1 or F-1 registration statement covering a number of registrable securities that would result in gross proceeds that would, based on an anticipated aggregate offering price, after payment of the underwriting discount, commissions, stock transfer taxes applicable to the sale of registrable securities and certain fees of counsel, exceed $20.0 million. We are not required to effect more than one registrations on Form F-1 or Form S-1 within a 12-month period. We have the right to defer such registration under certain circumstances.

S-3 and F-3 Demand Rights

At any time after becoming eligible, holders of our registrable securities may request that we file a Form S-3 or F-3 registration statement covering a number of registrable securities that would result in gross proceeds that would, based on an anticipated aggregate offering price, after payment of the underwriting discount, commissions, stock transfer taxes applicable to the sale of registrable securities and certain fees of counsel, exceed $3.0 million. We are not required to effect more than one registration on Form F-3 or Form S-3 within a 12-month period. We have the right to defer such registration under certain circumstances.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering, certain holders of our registrable securities will be entitled to certain piggyback registration rights allowing the holder to include its registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Agreements with Directors and Officers

Employment Agreements.    We entered into written employment or service agreements with each of our executive officers. The agreements provide the terms of each individual’s employment or service, as applicable, which have been determined by our board. Each employment and services agreement contains provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. The enforceability of the non-competition covenants is subject to limitations. Either we or the executive officer may terminate the applicable executive officer’s employment or service by giving advance written notice to the other party. We may also terminate an executive officer’s employment or services agreement for cause (as defined in the applicable employment or services agreement).

Options.    We have granted options to purchase our Class A common shares and Class B common shares to our executive officers and certain of our directors.

Exculpation, Indemnification and Insurance.    Our A&R memorandum and articles permit us to exculpate, indemnify and insure our directors and officers to the fullest extent permitted by law. We have entered into agreements with certain directors and officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance.

Trading Discounts and Rebates. We grant our executive officers certain trading discounts in their eToro employee accounts, similar to those granted to all of our employees. Additionally, some of our directors and executive officers who hold a non-employee eToro account, may be granted trading discounts and rebates in that account, subject to meeting certain eligibility criteria, which are substantially similar to third-party customers who are entitled to similar discounts and rebates.

Related Party Transaction Policy

Our board has adopted a written related party transaction policy, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, or beneficial owners of more than 5% of our Class A common shares (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

Certain of our directors and officers serve or may agree to serve as directors or executive officers of other reporting companies or have shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures or transactions in which we may participate, our directors may have an interest in negotiating and concluding terms respecting the extent of such participation. In the event that such an interest arises, such director must disclose the interest to our board. A director who has such an interest, if present at any board meeting at which the matter is to be considered must disclose the general nature of the interest. The disclosure must be brought to the attention of each and every director on our board to constitute proper disclosure.

A director is not required to make disclosure if the transaction is between himself and the company and it is in the ordinary course of our business and on usual terms and conditions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended as part of this annual report our consolidated financial statements, including the report of our independent registered public accounting firm, starting at page F-1.

Legal Proceedings

We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business. See “Item 3.D. Risk Factors—Risks Related to Our Legal and Regulatory Environment” for discussion about certain regulatory investigations. These include proceedings, claims and investigations relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination and consumer rights.

Depending on the nature of the proceeding, claim or investigation, we may be subject to monetary damage awards, fines, penalties, or injunctive orders. Furthermore, the outcome of these matters could materially adversely affect our business, financial condition, cash flows and results of operations. The outcomes of legal proceedings, claims, and government investigations are inherently unpredictable and subject to significant judgment to determine the likelihood and amount of loss related to such matters. While it is not possible to determine the outcomes, we believe based on our current knowledge that the resolution of all such pending matters will not, either individually or in the aggregate, have a material adverse effect on our business, financial condition, cash flows and results of operations.

ASIC Proceedings

In August 2023, ASIC commenced proceedings against our subsidiary, eToro AUS Capital Ltd., alleging that it contravened Australia’s law requiring financial institutions to adopt, implement and monitor a target market determination for complex products. ASIC is seeking, among other forms of relief, pecuniary penalties as the court determines to be appropriate. The proceedings are ongoing and the outcome could have adverse impacts on our financial position and reputation in Australia, as well as the potential for a class action lawsuit. See “Item 3.D. Risk Factors—Risks Related to Our Legal and Regulatory Environment—We have been subject to regulatory inquiries, audits, examinations, investigations, actions and settlements and we expect to continue to be subject to such proceedings in the future, which could cause us to incur substantial costs, require us to change our business practices in a materially adverse manner and may be damaging to our reputation.”

Dividend Policy

We currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on our Class A common shares or Class B common shares in the near term. The declaration, payment and amount of any future dividends will be made at the discretion of our board and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, any existing contractual restrictions and other factors as our board considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Under BVI law, our board may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the common course of business, and the value of our assets will not be less than the sum of our total liabilities.

B.	Significant Changes

No significant changes have occurred since December 31, 2025, except as otherwise disclosed in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our Class A common shares are quoted on Nasdaq under the symbol “ETOR.”

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our A&R memorandum and articles is incorporated by reference as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.1 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C.	Material Contracts

For a description of the registration rights we granted under the Fifth Amended and Restated Investors’ Rights Agreement, please refer to “Item 7.B. Related Party Transactions—Investors’ Rights Agreement.”

For a description of our leases, see “Item 4.B. Business Overview—Properties.”

For a description of the revolving credit facility, see “Item 5.B. Liquidity and Capital Resources—Debt.”

D.	Exchange Controls

There are no exchange control restrictions on payment of dividends on the Company’s securities or on the conduct of the Company’s operations in Israel, where the Company’s principal executive offices are located, or the BVI, where the Company is incorporated. There are no BVI laws which impose foreign exchange controls on the Company or that effect the payment of dividends, interest, or other payments to either BVI resident or BVI non-resident holders of the Company’s securities.

E.	Taxation

Certain Israeli Tax Consequences

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our common shares purchased by investors. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of such investor’s personal investment circumstances or to certain types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel, traders in securities who are subject to special tax regimes not covered in this discussion, not-for-profit organizations, pension funds and other exempt institutional investors, partnerships and other transparent entities, and individuals subject to the tax regime for “new immigrants” or “returning residents.” To the extent that this discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax. The current corporate tax rate, as from 2018, is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise, Preferred Technological Enterprise, or a Special Preferred Technological Enterprise (as discussed below) may be considerably less.

Capital gains derived by an Israeli resident company are generally subject to the prevailing corporate tax rate. Under Israeli tax law, a corporation will be considered as an “Israeli resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Generally, business losses can be offset against income from any source in the same year. Losses may be carried forward and set-off without time limit against income from any trade or business or capital gains arising in the business, but not against income from any other source. Carrybacks of losses are not allowed.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that as of December 31, 2025, 2024, and 2023, we qualified as an Industrial Company within the meaning of the Industry Encouragement Law, and we believe that we currently continue to qualify as such.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	the research and development must be for the promotion of the company; and

•	the research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Ordinance.

Expenditures related to scientific research and development that were not specifically approved by the relevant Israeli government ministry, and therefore do not qualify for this special deduction, are deductible in equal amounts over three years.

From time to time, we may apply to the Israel Innovation Authority (“IIA”) for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such approval will be granted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). The following summary focuses on the tax benefits relevant to Preferred Technological Enterprises and Special Preferred Technological Enterprises. Other tracks and benefits under the Investment Law (including those applicable to Approved Enterprises, Beneficiary Enterprises and Preferred Enterprises) may apply to certain companies, but are not described in detail here.

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011, and as of January 1, 2017 (“2017 Amendment”). The 2017 Amendment introduces new benefits for Technology Enterprises, alongside the existing tax benefits.

Tax Benefits Under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax benefits programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technological company satisfying certain conditions (including a group turnover of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least 10 years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% (and in the case of non-Israeli shareholders – subject to the receipt in advance of a valid certificate from the ITA allowing for such withholding, a lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds (solely or together with other foreign companies) 90% or more in the Israeli company, and other conditions are met, the withholding tax rate will be 4%.

We believe that for the year ending on December 31, 2025 and in each of the two years prior to that we qualified as a Special Preferred Technological Enterprise. We have obtained a tax ruling from the Israel Tax Authority regarding our status as a Preferred Technological Enterprise, which is in effect for the years 2018 -2022 and we are in a process to receive a tax ruling as a Special Preferred Technological Enterprise for the years 2023 to 2027. In order to remain eligible for the tax benefits for a “Preferred Technological Enterprise” or “Special Preferred Technological Enterprise”, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and under the condition that there will be no change in the business activity and/or in the business model or a significant reduction in the scope of research and development. However, in the future, if these tax benefits are reduced, canceled or discontinued, our Israeli taxable income from the Special Preferred Technological Enterprise or Preferred Technological Enterprise would be subject to regular Israeli corporate tax rates. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.

Implementation of Pillar Two

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions. For example, there has been growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development, or the OECD, and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting, or BEPS initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the EU’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars”. On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. The second pillar, which includes two interlocking rules: (1) the Income Inclusion Rule, and (2) the Undertaxed Payment Rule, that together comprise the Global Anti-Base Erosion, or the GloBE rules, is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises. Israel is one of the 136 jurisdictions that has agreed in principle to the OECD/G20 Inclusive Framework on BEPS, including the Pillar Two framework. Israel has enacted domestic legislation, effective January 1, 2026, implementing a Qualified Domestic Minimum Top-Up Tax (QDMTT), designed to ensure a minimum effective tax rate of 15% on Israeli constituent entities of in-scope multinational enterprise groups, generally calculated in accordance with the Global Anti-Base Erosion (GloBE). As of the date of this report, the IIR and the UTPR have not been enacted under Israeli law. In addition, various jurisdictions in which we operate have adopted, or are in the process of adopting, other elements of Pillar Two (including the Income Inclusion Rule (IIR) and the Undertaxed Profits Rule (UTPR)). We continue to monitor these developments. The adoption and implementation of Pillar Two and other tax reform and tax transparency initiatives may increase audit activity and disputes with tax authorities in the jurisdictions in which we operate and could affect our tax liabilities and effective tax rate. We cannot predict the timing, manner or extent of application of these rules to us, or their impact, if any, on our business, results of operations, cash flows, or financial condition.

Taxation of Non-Israeli Resident Shareholders

Capital Gains Taxes

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.”

Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition.

Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our common shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23%.

A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased following the listing of the shares of the company for trading on a stock exchange outside of Israel will be exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment maintained by the non-Israeli resident in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenue or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (“United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the United States-Israel Tax Treaty, a U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our common shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our common shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations in forms specified by the Israel Tax Authority, provide documentation (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority confirming their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source).

Taxation on Receipt of Dividends

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our common shares at the rate of 25% (or 30% in the case such shareholder is considered a “substantial shareholder” at any point in the preceding 12-month period), which will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred (including Preferred Technological) Enterprise. If the dividend is attributable in part to income derived from a Preferred Enterprise or a Preferred Technological Enterprise, the withholding rate will be a blended rate reflecting the relative portions of the types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise.

However, a reduced tax rate may be provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our common shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income attributed to a Preferred Enterprise, or a Preferred Technological Enterprise and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation.

Taxation of Israeli Resident Shareholders

Capital Gains Taxes

Generally, Israeli resident individuals are subject to Israeli capital gains tax on real capital gain derived from the sale of our common shares at a rate of 25%. However, if the individual shareholder is a “substantial shareholder” (generally, a person who holds, directly or indirectly, at least 10% of any of the means of control of the company) at the time of sale or at any time during the preceding 12-month period, such gain will generally be taxed at a rate of 30%. Israeli resident corporations are generally subject to Israeli corporate tax on real capital gain derived from the sale of our common shares at the prevailing corporate tax rate. In each case, a portion of the gain may be treated as “Inflationary Surplus,” which is currently not subject to Israeli tax.

Dividends

Dividends paid to Israeli resident individuals are generally subject to Israeli income tax at a rate of 25%, or 30% if the recipient is a “substantial shareholder” at the time of the distribution or at any time during the preceding 12-month period. Dividends paid to Israeli resident corporations are generally exempt from Israeli corporate tax; however, such exemption is subject to certain limitations, and if such dividends are further distributed to individuals or non-Israeli residents, Israeli withholding tax may apply to such subsequent distributions. Dividends distributed from income attributed to a Preferred Enterprise, a Preferred Technological Enterprise or a Special Preferred Technological Enterprise may be subject to different Israeli withholding tax rules, including as described above. which will be withheld at source.

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2026, which amount is linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, effective as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax will applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property. This amount is adjusted from time to time and, therefore, the applicable threshold in a given year may be different from the amount stated above.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common shares by a U.S. holder (as defined below) that acquires our Class A common shares for cash and holds our Class A common shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not assert, or that a court will not sustain a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, any minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our Class A common shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax considerations such as:

▪	banks and other financial institutions;

▪	insurance companies;

▪	pension plans;

▪	cooperatives;

▪	regulated investment companies;

▪	real estate investment trusts;

▪	broker-dealers;

▪	traders that elect to use a mark-to-market method of accounting;

▪	certain former U.S. citizens or long-term residents;

▪	tax-exempt entities (including private foundations);

▪	holders who acquire our Class A common shares pursuant to any employee share option or otherwise as compensation;

▪	investors that will hold our Class A common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

▪	investors that have a functional currency other than the U.S. dollar;

▪	persons subject to the “base erosion and anti-abuse” tax;

▪	persons that actually or constructively own our Class A common shares representing 10% or more of our shares (by vote or value); or

▪	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding our Class A common shares through such entities,

all of whom may be subject to tax rules that differ significantly from those summarized below.

Each U.S. holder should consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Class A common shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A common shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code and the applicable regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our Class A common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A common shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax considerations of an investment in our Class A common shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, if, in any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Passive assets are those which give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital.

Based on our market capitalization and the composition of our income, assets, and operations, we believe that we are not a PFIC for the year ended December 31, 2025 and we do not expect to be a PFIC for the current taxable year or for the foreseeable future. No assurance can be given in this regard, however, because the determination as to whether we are a PFIC for any taxable year is a fact-intensive determination that depends, in part, upon the composition and classification of our income and assets, which cannot be made until after the end of a taxable year. Additionally, in estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which could fluctuate. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or in future taxable years. Furthermore, because cash is generally treated as passive assets for PFIC purposes, retaining or accumulating cash increases the risk that the Company will be classified as a PFIC. Moreover, the application of the PFIC rules, and the characterization of certain assets under such rules, is unclear in certain respects. The IRS or a court may disagree with our determinations, including the manner in which we value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Accordingly, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year.

If we are a PFIC for any year during which a U.S. holder holds our Class A common shares, certain adverse tax consequences could apply to such U.S. holder, discussed below in “—Passive Foreign Investment Company Rules.” Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate some of those adverse consequences. You should consult your tax advisors regarding the Company’s PFIC status as well as the U.S. federal income tax consequences of owning and disposing our Class A common shares if we are or become a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition of Class A common shares” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes.

Dividends

We do not expect to pay dividends in the foreseeable future. See “Dividend Policy” herein. Any cash distributions (including the amount of any non-U.S. taxes withheld) paid on our Class A common shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we will generally report the full amount of any distribution paid as a dividend for U.S. federal income tax purposes. Dividends received on the Class A common shares will not be eligible for the dividends received deduction generally allowed to corporations.

Dividends received by individuals and certain other non-corporate U.S. holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our Class A common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Israel, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. We expect our Class A common shares, which we applied to list on Nasdaq, will be considered readily tradable on an established securities market in the United States, although there can be no assurance that our Class A common shares will be considered or will continue to be considered readily tradable on an established securities market. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A common shares.

Dividends paid on our Class A common shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. holder’s individual facts and circumstances, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our Class A common shares, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. holder’s individual facts and circumstances. Accordingly, U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Class A common shares

A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Class A common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such Class A common shares. A. U.S. holder’s tax basis in the Class A common shares will generally equal the cost of such Class A common shares. Any capital gain or loss will be long-term if the Class A common shares have been held for more than one year. Long-term capital gains of individuals and certain other non-corporate U.S. holders are generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. Any capital gain or loss generally will be U.S. source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits.

Gains from the sale or other disposition of our Class A common shares will generally be treated as U.S.-source, which may limit the ability to receive a foreign tax credit if there are any foreign taxes imposed on such gain. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including the potential impact of U.S. Treasury Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. holder holds our Class A common shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the common shares) and (ii) any gain realized on the sale or other disposition of Class A common shares. Under the PFIC rules:

▪	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the common shares;

▪	the amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

▪	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

▪	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A common shares and any of our subsidiaries are also PFICs, each of which we refer to as a lower-tier PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock; provided that such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. For those purposes, we expect that our Class A common shares will be treated as marketable stock upon their listing on Nasdaq, which is a qualified exchange for these purposes. We expect our Class A common shares to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. holder makes this election with respect to our Class A common shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our Class A common shares held at the end of the taxable year over the adjusted tax basis of such common shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the common shares over the fair market value of such common shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the common shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. holder makes a mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election may not be made for any lower-tier PFICs that we may own, a U.S. holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns our Class A common shares during any taxable year that we are a PFIC, the holder may have to file an annual IRS Form 8621 (whether or not a mark-to-market election is made). You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our Class A common shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from reporting under short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Although the insider reporting rules under Section 16 of the Exchange Act do not currently apply to our directors and executive officers, absent an exemption from the SEC, effective March 18, 2026, our directors and executive officers will be subject to the insider reporting obligations under Section 16(a) of the Exchange Act, including the requirements to file Forms 3, 4 and 5, pursuant to the Holding Foreign Insiders Accountable Act enacted on December 18, 2025. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC reports on Form 6-K containing unaudited quarterly financial information.

Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein.

We use our website to distribute company information and make available free of charge a variety of information for investors, including filings with the SEC, in addition to disclosing information via press releases, filings with the SEC, public conference calls, webcasts, X feed (@eToro), Instagram page (@eToro_official) and LinkedIn page. The information disclosed through the foregoing channels could be deemed to be material information and we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. In addition, investors may opt in to automatically receive email alerts and other information about eToro when enrolling their email address under the “Stay Up to Date” option at the bottom of https://investors.etoro.com/. Information contained on or accessible through any of the foregoing channels is not incorporated by reference into this annual report.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

Credit risk is defined as the risk to earnings or capital arising from an obligor’s failure to meet the terms of any contract or to otherwise fail to perform as agreed. For instance, exposure to a counterparty with the potential to produce a significant amount of capital loss due to a bankruptcy or failure to pay.

We are exposed to the following institutional counterparties: clearing providers, liquidity providers and payment service providers, as well as banks with respect to our own assets. We manage the credit risk arising from institutional counterparties by setting exposure limits and monitoring exposure against such limits, reviewing periodic credit reviews, and spreading credit risk across a number of different institutions to diversify risk.

We set principles in order to monitor and manage the credit risk on a real time basis. Management estimates that the credit exposure as of December 31, 2025, 2024 and 2023 is substantially equal to the carrying value of the related assets, as the credit valuation adjustment is de minimis and no impairment has been identified.

Market risk

Market risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. We are exposed to market price risk and foreign currency risk as described below:

Market price risk

We have market price risk as a result of our trading activities in derivatives of underlying assets in currencies, commodities, equities and cryptoassets, part of which is naturally hedged as part of the overall market risk management. The exposure is monitored on a group-wide basis and managed using limits on future potential losses from such exposure. Since we hedge our main exposures to users’ positions with third-party counterparties, we do not have significant exposure to the underlying assets detailed above.

Foreign currency risk

Transactional foreign currency exposures represent risks associated with financial assets or liabilities denominated in currencies other than the functional currency of which is the U.S. dollar. Transaction exposures arise in the normal course of business.

As of December 31, 2025, we had excess financial liabilities over financial assets that are denominated in currencies other than the U.S. dollar of $50.4 million. As of December 31, 2024, we had excess financial liabilities over financial assets that are denominated in currencies other than the U.S. dollar of $39.9 million. As of December 31, 2023, we had excess over financial liabilities that are denominated in currencies other than the U.S. dollar of $20.8 million.

Foreign currency risk is managed on a group-wide basis. We monitor transactional foreign currency risks, including currency position and future expected exposures. We use non-designated hedges to mitigate the risks.

Interest rate risk

The level of prevailing short-term interest rates affects our profitability because we derive a portion of our revenue and net income from interest earned from users’ leveraged positions, interest on users’ funds held in segregated accounts and interest on our corporate cash and cash equivalents. Higher interest rates increase the amount of the above interest income. In addition, we incur interest expense on margin positions which remain open overnight when we execute margin transactions with counterparties, as well as interest expense on other loans and revolving credit facilities. When short-term interest rates decline, our revenue and net income derived from interest correspondingly decline, which negatively impacts our profitability.

The table below shows the impact on total Net income (loss) that would result from the hypothetical interest rate increases listed therein for each of the periods described therein:

	Year ended December 31,
($ in millions)	2025	2024	2023
50 basis points	$13	$9	$8
100 basis points	$26	$19	$16
150 basis points	$39	$29	$24

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 20-F. Based on such evaluation, each of our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective at the reasonable assurance level.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management annual report on internal control over financial reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of directors has determined that each of Santo Politi, Avner Stepak, Eddy Shalev and Lior Shemesh qualifies as an “audit committee financial expert” as defined by the SEC rules, has the requisite financial experience as defined by Nasdaq corporate governance rules and is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a corporate Code of Conduct applicable to our executive officers, directors and all other employees. This Code of Conduct is made available to every employee of eToro Group Ltd. and all of its subsidiaries and is also available to investors and members of the public on our website at https://investors.etoro.com/corporate-governance/documents-charters or by contacting our investor relations department. The Code of Conduct includes, in compliance with Section 406 of the Sarbanes-Oxley Act of 2002, our Code of Ethics, which is applicable to our CEO, our CFO and all other senior financial officers. Pursuant to Item 16B of Form 20-F, if a waiver or amendment of the Code of Conduct (including the Code of Ethics) applies to our CEO, CFO or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B. We granted no waivers under our code in 2025.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We have recorded the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm, for the years ended December 31, 2024 and 2025:

	2024	2025
	($ in thousands)
Audit Fees	$2,788	$2,997
Audit-Related Fees	-	350
Tax Fees	127	548
All Other Fees	52	191
Total	$2,967	$4,086

“Audit fees” include fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, comfort letters and assistance with and review of documents filed with the SEC.

“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“All other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted service. The audit committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $500,000 to its chairperson and may in the future delegate such authority to one or more additional members of the audit committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full audit committee. All audit and non-audit services provided by our auditors in 2024 and 2025 were approved in accordance with our policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2025, our board of directors approved a share repurchase program of up to $150 million and in February 2026, our board of directors approved an additional $100 million expansion of the previously authorized share repurchase program. As of December 31, 2025, we spent an aggregate of $62.17 million to repurchase 1,568,741 Class A common shares under our share repurchase program. The following table provides information regarding our repurchases of our Class A common shares for each month included in the period covered by this Annual Report on Form 20-F:

Period	(a) Total Number of Class A Common Shares Purchased	(b) Average Price Paid per Class A Common Share	(c) Total Number of Class A Common Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Value ($US) that may yet be purchased under the Plan(1)
May 1, 2025 – May 31, 2025	-	-	-	-
June 1, 2025 – June 30, 2025	-	-	-	-
July 1, 2025 – July 31, 2025	-	-	-	-
August 1, 2025 – August 31, 2025	-	-	-	-
September 1, 2025 – September 30, 2025	-	-	-	-
October 1, 2025 – October 31, 2025	-	-	-	-
November 1, 2025 – November 30, 2025	318,390	$39.55	318,390	$137,407,134.24
December 1, 2025 – December 31, 2025	1,285,566	$38.57	1,285,566	$87,826,746.28

(1)	The approximate value that may yet be purchased under the repurchase plan, is calculated as of December 31, 2025, before the increase of the repurchase plan that was approved in February 2026.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

In general, under Nasdaq corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of Nasdaq. Accordingly, we follow certain corporate governance practices of our home country, BVI, in lieu of certain of the corporate governance requirements of Nasdaq, including with respect to the following:

(i)	Quorum requirement for shareholder meetings. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our A&R memorandum and articles, and as permitted under the Companies Act (as defined herein), if the meeting of shareholders was called by our board, a shareholders meeting is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-fourth of the shares entitled to vote on resolutions of shareholders to be considered at the meeting.

(ii)	Shareholder Approval. Whereas the rules of Nasdaq generally require shareholder approval of equity compensation plans and material amendments thereto, we follow BVI practice, which is to have such plans and amendments approved only by the board of directors (or a committee thereof). In addition, rather than follow the rules of Nasdaq requiring shareholder approval for issuances that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company, we follow BVI practice, which does not include similar requirements.

(iii)	Distribution of Annual and Interim Reports. Unlike Nasdaq, which requires listed issuers to make annual reports on Form 20-F available to shareholders in one of a number of specific manners, BVI law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in BVI is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we intend to make our annual report on Form 20-F containing audited financial statements available to our shareholders at our offices (in addition to a public website).

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of our securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this annual report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management program is centered on management of risks related to our network, product and cloud security, including security measures and controls designed to identify, protect, detect, respond to, and recover from cybersecurity risks. We use the NIST Cybersecurity Framework (NIST CSF) as a guide. This does not imply that we meet any particular technical standards, specifications, or requirements of NIST CSF, only that we use the NIST CSF as a framework to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall risk management process and shares common methodologies, reporting channels and governance processes that apply across the risk management process to other risk areas, such as compliance and business continuity risks.

Key aspects of our cybersecurity risk management program include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems and information;

●	security teams principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

●	cybersecurity and data privacy training and awareness for employees, contractors, incident response personnel, and senior management;

●	a cybersecurity incident response plan and policy that includes procedures for responding to cybersecurity incidents and defines how security incidents are identified, classified, reported, remediated and mitigated including tabletop exercises and simulations designed to test our incident response protocols and ensure our cross-functional teams (including legal, technical, and communications) can coordinate effectively during a live event; and

●	a risk management process for key third-party providers based on our assessment of their respective risk profiles and function.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3.D. Risk Factors—Risks Related to Technology, Intellectual Property and Data Privacy—Our business could be materially and adversely affected by cyberattacks or security breaches of our platform or data, or those impacting our users or third-party service providers.”

Cybersecurity Governance

Our Board of directors considers cybersecurity risk as a critical part of its risk oversight function and has delegated to our audit and risk committee oversight of cybersecurity and other information technology risks. Our audit and risk committee oversees management’s implementation of our cybersecurity risk management program, including product and information security.

Our audit and risk committee receives periodic updates of our cybersecurity risks and controls from our management members, including the CIO and CISO. In addition, the CIO along with CISO and other relevant managers, update the audit and risk committee, as necessary, regarding cybersecurity incidents they consider significant. Our audit and risk committee also monitors our annual mitigation plan, which includes the results of our annual cybersecurity risk assessment on our information technology. Our audit and risk committee reports to the full Board of directors regarding its activities, including our cyber risk management program.

On the management team, our CIO has overall responsibility for assessing and managing our material risks from cybersecurity threats, and is assisted in this regard by the information and security teams. Our CIO has extensive experience in cyber risk management. Prior to joining the Company, our CIO served as VP IT at Playtika. She holds a Bachelor of Science degree in Computer Science.

Our CIO takes steps to stay informed about and monitor the identification, prevention, detection, protection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings with the internal cybersecurity team members and external consultants, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports that are generated by security tools deployed in the information systems’ environments.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-61 of this annual report.

ITEM 19. EXHIBITS

INDEX OF EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 15, 2025)
2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
2.2	Fifth Amended Investor Rights Agreement, dated May 5, 2025, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 15, 2025)
4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-287239)
4.2*	eToro Group Ltd. 2007 Employee Share Option Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-287239)
4.3*	eToro Group Ltd. 2021 Share Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8, filed on May 20, 2025)
4.4*	eToro Group Ltd. 2025 Employee Share Purchase Plan (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8, filed on May 20, 2025)
4.5	Revolving Credit Facility Agreement, dated as of June 30, 2025, by and among eToro Group Ltd., Deutsche Bank Luxembourg S.A., as agent and the other parties thereto.
8.1	List of subsidiaries of the Registrant
11.1	eToro Group Ltd. Insider Trading Policy
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of EY Global
97.1	Clawback Policy
101.INS	iXBRL Instance Document
101.SCH	iXBRL Taxonomy Extension Schema Document
101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	iXBRL Taxonomy Definition Linkbase Document
101.LAB	iXBRL Taxonomy Extension Label Linkbase Document
101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline iXBRL document)

*	Indicates a compensatory plan or arrangement.

The agreements and other documents filed as exhibits to this annual report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and shareholders should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

eToro Group Ltd.

Date: March 2, 2026	By:	/s/ Johnathan Alexander Assia
	Name:	Johnathan Alexander Assia
	Title:	Chief Executive Officer

eToro Group Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

eToro Group Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

eToro Group Ltd.

Opinion on the Financial Statements:

We have audited the accompanying consolidated statements of financial position of eToro Group Ltd. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

Basis for Opinion:

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter:

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Cryptoassets and user’s cryptoassets (“cryptoassets”)

Description of the Matter:

As more fully described in Note 2 to the consolidated financial statements, as of December 31, 2025, the Company had $62.6 million of cryptoassets presented as current assets, and as described in notes 13 and 18, $4,304 million cryptoassets held on behalf of its users in custody presented off-balance sheet. Cryptoassets are generally accessible only by the possessor of the unique private key relating to the digital wallet in which the cryptoassets are held. Accordingly, private keys must be safeguarded and secured in order to prevent an unauthorized party from accessing them within a digital wallet. The Company holds cryptoassets for its own use, and on behalf of users, in digital wallets and controls the private keys associated with them. The loss, theft, or otherwise compromise of access to the private keys required to access the cryptoassets could adversely affect the Company’s ability to access the cryptoassets within its environment. This could result in loss of cryptoassets.

Auditing cryptoassets was complex due to the nature and extent of audit effort required to obtain sufficient appropriate audit evidence to address the risks of material misstatement related to the existence and rights & obligations of cryptoassets. The nature and extent of audit effort required to address the matter includes significant involvement of more experienced engagement team members, information technology professionals with specialized skills, and discussions with subject matter experts related to the matter.

How We Addressed the Matter in Our Audit

The following are the primary procedures we performed to address this critical audit matter:

●	We obtained an understanding of the Company’s controls related to the ability to access and control the private keys to its digital wallets. We obtained evidence that the Company has control of the private keys required to access cryptoassets by observing the movement of selected cryptoassets from its digital wallets.

●	We utilized our proprietary audit tool to independently obtain evidence from public blockchains to test the existence of cryptoasset balances.

●	We tested the Company’s reconciliation of internal books and records to external blockchains.

●	We obtained evidence to evaluate cryptoasset balances for appropriate segregation between the Company’s cryptoassets and users’ cryptoassets.

●	We involved our subject matter experts to assess reliability of evidence obtained from public blockchains.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
We have served as the Company’s auditor since 2008.
Tel-Aviv, Israel, March 2, 2026

eToro Group Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. Dollars in thousands, except share and per share data, and unless otherwise indicated

		December 31,
	Note	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	7	1,072,641	575,395
Restricted cash		329	314
Short-term investments		202,688	65,000
Counterparties	8	249,055	224,867
Cryptoassets		62,606	113,279
Receivable from omnibus accounts	13	26,820	50,466
Other receivables and prepaid expenses	9	61,299	46,005
		1,675,438	1,075,326

NON-CURRENT ASSETS:
Restricted cash		11,688	11,630
Right of use assets	12	41,873	44,406
Property and equipment, net	10	7,361	5,007
Goodwill and other intangible assets, net	11	43,211	46,346
Deferred taxes	17e	11,776	8,647
		115,909	116,036
TOTAL ASSETS		1,791,347	1,191,362

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable		4,435	4,201
Current maturities of long-term lease liabilities	12	5,978	4,758
Other short-term liabilities		8,994	-
Payable to users	13	107,830	103,493
Accrued expenses and other payables	14	215,414	193,115
		342,651	305,567
NON-CURRENT LIABILITIES:
Employee benefit liabilities, net		962	1,253
Long-term lease liabilities	12	48,485	43,546
Deferred taxes liability	17e	4,659	2,968
Other long-term liabilities	22	-	5,653
		54,106	53,420
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	16
Common share premium		1,273,894	474,469
Preferred share premium		-	397,019
Treasury shares		(62,085)	(2,625)
Advanced Investment Agreement		9,091	9,091
Other capital reserve		5,441	1,868
Retained Earnings (accumulated deficit)		168,249	(47,447)
Total equity		1,394,590	832,375
TOTAL LIABILITIES AND EQUITY		1,791,347	1,191,362

March 2, 2026
Date of approval of the consolidated financial statements	Yoni Assia Chairman of the Board and Chief Executive Officer	Meron Shani Chief Financial Officer

The accompanying Notes are an integral part of the consolidated financial statements

eToro Group Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. Dollars in thousands, except share and per share data, and unless otherwise indicated

		Year ended December 31,
	Note	2025	2024	2023

Revenue and income:
Net trading income from equities, commodities and currencies		399,362	328,706	305,850
Revenue from cryptoassets	20b	12,975,078	12,147,329	3,431,274
Net trading income (loss) from cryptoassets derivatives		124,032	(130,729)	(63,105)
Net interest income from users	20a	213,415	197,178	157,239
Currency conversion and other income		95,978	81,415	44,256
Other interest income		30,067	16,654	10,104
Total revenue and income		13,837,932	12,640,553	3,885,618

Costs:
Cost of revenue from cryptoassets	20c	12,932,009	11,816,192	3,303,910
Margin interest expense		37,536	36,660	25,280
Research and development	20d	151,247	131,071	128,950
Selling and marketing	20e	208,671	178,365	149,362
General, administrative and operating costs	20f	243,636	228,004	246,495
Finance and other expense, net	20g	11,432	4,642	3,889
Total costs		13,584,531	12,394,934	3,857,886

Income before taxes on income		253,401	245,619	27,732
Taxes on income	17f	37,705	53,238	12,473
Net income		215,696	192,381	15,259
Other comprehensive income, net:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges, net of tax		3,573	1,868	-
Other comprehensive income for the year, net of tax		3,573	1,868	-
Total comprehensive income		219,269	194,249	15,259

Basic net income per share	23	2.58	2.55	0.21
Diluted net income per share	23	2.27	2.26	0.18

Weighted-average shares of common shares used to compute net income per share attributable to common shareholders: (*)	23
Basic		83,503,592	75,595,967	73,727,979
Diluted		95,129,729	85,297,910	82,818,507

(*)	Numbers of shares have been retroactively adjusted to reflect the Recapitalization, as in Note 16(A)

The accompanying Notes are an integral part of the consolidated financial statements

eToro Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. Dollars in thousands, except share and per share data, and unless otherwise indicated

	Common Share Premium	Preferred Share Premium	Treasury Shares	Advanced Investment Agreement	Other Capital Reserve	Retained Earnings (Accumulated deficit)	Total Equity
Balance as of January 1, 2023	364,406	156,110	-	250,000	-	(255,087)	515,429
Exercise of options	2,339	-	-	-	-	-	2,339
Share-based payment	66,570	-	-	-	-	-	66,570
Conversion of Advanced Investment Agreement	-	240,909	-	(240,909)	-	-	-
Purchase of treasury shares	-	-	(2,625)	-	-	-	(2,625)
Issuance of shares in respect of acquisition	732	-	-	-	-	-	732
Taxes derived from share-based payment	(146)	-	-	-	-	-	(146)
Total comprehensive income	-	-	-	-	-	15,259	15,259
Balance as of December 31, 2023	433,901	397,019	(2,625)	9,091	-	(239,828)	597,558

Issuance of shares in respect of business combination	12,229	-	-	-	-	-	12,229
Exercise of options	929	-	-	-	-	-	929
Share-based payment	27,410	-	-	-	-	-	27,410
Net income	-	-	-	-	-	192,381	192,381
Other comprehensive income, net	-	-	-	-	1,868	-	1,868
Balance as of December 31, 2024	474,469	397,019	(2,625)	9,091	1,868	(47,447)	832,375

Exercise of options	8,000	-	-	-	-	-	8,000
Share-based payment	16,081	-	-	-	-	-	16,081
Issuance of class A common share upon initial public offering, net of underwriting discounts, commissions and other issuance costs	775,344	(397,019)	2,625	-	-	-	380,950
Repurchase of treasury shares	-	-	(62,085)	-	-	-	(62,085)
Net income	-	-	-	-	-	215,696	215,696
Other comprehensive income, net	-	-	-	-	3,573	-	3,573
Balance as of December 31, 2025	1,273,894	-	(62,085)	9,091	5,441	168,249	1,394,590

The accompanying Notes are an integral part of the consolidated financial statements

eToro Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands, except share and per share data, and unless otherwise indicated

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	215,696	192,381	15,259

Adjustments to reconcile net income to net cash provided by operating activities:
Adjustments to profit or loss items:
Depreciation, amortization and impairment	12,973	11,337	12,255
Share-based payment	16,145	27,150	66,143
Evaluation of liabilities	3,341	-	-
Revaluation of fair value of cryptoassets and counterparties	29,560	(35,967)	(4,261)
Non-cash revenue from staking and blockchain rewards	(37,380)	(21,022)	(15,643)
Non-cash costs from staking and blockchain rewards	25,395	13,417	7,731
Finance and other expenses, net	11,432	4,642	3,889
Taxes on income, net	37,705	53,238	12,473
	99,171	52,795	82,587
Changes in asset and liability items:
Decrease (increase) of counterparties	(52,527)	(34,492)	22,321
Decrease (increase) of cryptoassets	55,692	8,593	(32,713)
Decrease (increase) of other receivables and prepaid expenses	(7,097)	(3,947)	7,067
Decrease (increase) of restricted cash	30	(857)	1,803
Increase of user and omnibus accounts, net	33,728	30,536	1,383
Increase (decrease) of accounts payable	(2,400)	2,218	(7,516)
Increase of accrued expenses and other payables	1,937	39,667	26,315
Decrease of employee benefit liabilities, net	(459)	(555)	(157)
	28,904	41,163	18,503
Interest paid, net during the year	(7,096)	(3,188)	(5,723)
Taxes received (paid), net during the year	(18,430)	(14,572)	1,208
Net cash provided by operating activities	318,245	268,579	111,834
Cash flows from investing activities:
Increase of short-term investments	(427,264)	(65,000)	-
Decrease of short-term investments	289,701	-	-
Increase of investments	(500)	-	-
Purchase of property and equipment	(4,841)	(2,372)	(425)
Purchase of intangible assets	(635)	(546)	(996)
Acquisition of Spaceship (see Note b)	-	(609)	-
Net cash used in investing activities	(143,539)	(68,527)	(1,421)

Cash flows from financing activities:
Exercise of options	6,126	929	2,339
Repayment of lease liability	(4,573)	(4,119)	(3,450)
Issuance of class A common share upon initial public offering, net of underwriting discounts, commissions and other issuance costs	377,943	-	-
Repurchase of treasury shares	(59,547)	-	(2,625)
Proceeds paid to credit facility	-	-	(7,000)

Net cash provided by (used in) financing activities	319,949	(3,190)	(10,736)
Exchange differences on balances of cash and cash equivalents	2,591	(9,801)	4,074

Increase in cash and cash equivalents	497,246	187,061	103,751
Cash and cash equivalents at beginning of year	575,395	388,334	284,583
Cash and cash equivalents at end of year	1,072,641	575,395	388,334

The accompanying Notes are an integral part of the consolidated financial statements

eToro Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

U.S. Dollars in thousands, except share and per share data, and unless otherwise indicated

(a) Non-cash transactions:

	Year ended December 31,
	2025	2024	2023

Recognition of right-of-use assets against lease liabilities	4,183	16,930	1,758
Taxes derived from share-based payments	446	-	-
Exercise of options	1,874	-	-
Repurchase of treasury shares	1,376	-	-
Fair value changes on hedging instruments	3,573	-	-
Conversion of Advanced Investment Agreement	-	-	240,909
Issuance of shares in respect of acquisition	-	-	732
Share-based payment in respect of asset acquisition	-	150	427

(b) Net cash and cash equivalents used for the acquisition of Spaceship:

2024
Assets acquired and liabilities assumed:
Current assets (excluding cash and cash equivalents)	2,007
Technology	4,553
Customer Relationships	1,570
Trademark	563
Goodwill	11,239
Deferred tax liabilities, net	(640)
Current liabilities	(801)
Total	18,491

Non-cash consideration:
Common shares issued	12,229
Contingent consideration and holdback shares liability	5,653
Total	17,882
Cash paid in the acquisition of Spaceship, net	(609)

The accompanying Notes are an integral part of the consolidated financial statements

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 1 - GENERAL

A.	CORPORATE INFORMATION:

eToro Group Ltd. (hereinafter - the “Company”) and its subsidiaries (hereinafter - the “Group”) is a multi - asset platform supporting trading and investing in equities, cryptoassets, commodities, currencies and options traded either as an asset or as a derivative related to different underlying asset types. The Group is engaged in one operating segment of trading activity. The Company is the ultimate parent of the Group.

As the Group’s operation is subject to certain restrictions in certain jurisdictions due to local regulations and applicable laws, some or all the products described above are offered under applicable local laws and regulations.

The Company was incorporated under the laws of the British Virgin Islands on December 14, 2006.

The consolidated financial statements were approved by the Company’s Board of Directors on March 2, 2026.

B.	DEFINITIONS:

In these financial statements:

The Company	-	eToro Group Ltd.

The Group	-	The Company and its subsidiaries.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Related parties	-	As defined in IAS 24.

Dollar	-	U.S. Dollar or USD

Cryptoasset	-	A digital medium of exchange built using blockchain technology. Its creation and transfer are based on an open source cryptographic protocol and is not backed by any central bank or government.

NFT	-	Non-fungible token, a Cryptoasset that has unique attribute- as opposed to “fungible” assets like Bitcoin and dollar bills.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

A.	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS:

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group’s financial statements have been prepared on a historical cost basis, except for the following:

(1)	Financial instruments at fair value through profit or loss;

(2)	Employee benefit liabilities, net;

(3)	Employee share options;

(4)	Provisions;

(5)	Counterparties;

(6)	Receivable from omnibus accounts;

(7)	Payable to users;

(8)	Cryptoassets;

(9)	Other short-term liabilities;

(10)	Other long-term liabilities

The Company has elected to present the statement of profit or loss using the function of expense method.

B.	BUSINESS COMBINATIONS AND GOODWILL:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets.

The Company allocates the fair value of the purchase price to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair value. The excess of the fair value of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill (see below). Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired technology and discount rates.

Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the finalization of the measurement period, any subsequent adjustments are recorded to earnings.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	BUSINESS COMBINATIONS AND GOODWILL: (Cont.)

Direct acquisition costs are carried to the statement of profit or loss as incurred.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. The Company reviews goodwill for impairment once a year, as of December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. The Company did not recognise any impairment loss for the years ended December 31, 2025, 2024 and 2023.

C.	FUNCTIONAL CURRENCY, PRESENTATION CURRENCY AND FOREIGN CURRENCY:

(1)	Functional currency and presentation currencies:

The consolidated financial statements are presented in USD, which is the Company’s functional currency since its revenues and a major part of its expenses are denominated in USD. For each subsidiary, the Group determines the functional currency and items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of all the Group’s subsidiaries is the USD.

(2)	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting date into the functional currency at the exchange rate at that date. Exchange rates, other than those capitalized to qualifying assets, are recognized in profit or loss. Non-monetary assets and liabilities measured at cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

D.	CASH AND CASH EQUIVALENTS:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and are held for the purpose of meeting short-term cash commitments. The balance of cash and cash equivalents also includes cash held in accounts managed by online payment platforms.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	SHORT-TERM INVESTMENTS:

Short-term investments are bank deposits with an original maturity of more than three months but less than one year from the date of investment.

F.	SEGREGATED USER FUNDS:

Cash, equities and cryptoassets are held by the Group on behalf of the users: the Group commonly acts in a variety of arrangements as custodian, trustee or other fiduciary capacities that result in the holding of assets on behalf of users. Such assets are maintained in segregated accounts or segregated cryptoasset wallets in accordance with the relevant regulatory framework and/or legal framework and are held for the benefit of the user who remains the legal and/or beneficial owner of these assets.

These arrangements are subject to regulation (when applicable), as well as industry custom and practice. These assets (excluding certain cash balances that the Company has title and legal right, (hence, control) in the Seychelles and ME entities, which are classified under ‘Payable to users’) are not included in the Group’s statement of financial position as the ability to control the assets is restricted and since the contractual terms and economic substance of the arrangements do not meet IFRS requirements for the recognition of an asset.

The determination of control as noted above is also based on several indicators that mainly examine who is entitled to the economic benefits derived from the cash flows arising from these assets, and which party has a secured claim in case of the insolvency of each party to the arrangement including the institution where the funds are held. This determination is re-examined when there is a change in circumstances, laws, regulations and contracts with the client.

Per above, the Company applies the de-recognition provisions of IFRS 9, Financial Instruments (“IFRS 9”) to determine whether cash and equities should be reflected on the statements of financial position. IFRS 9’s de-recognition provisions are assessed on user funds in cash and equities. See Note 2v for details regarding de-recognition of financial assets.

The Company applies IFRS 15, Revenues from Contracts with Customers (“IFRS 15”), in cryptoasset transactions where it acts as principal, to determine when control of the cryptoassets has been transferred to users and when they should be de-recognized from the Company’s statements of financial position.

G.	RECEIVABLE FROM OMNIBUS ACCOUNTS AND PAYABLE TO USERS:

As part of its business, the Group receives from its users’ deposits to secure their trading positions.

Assets or liabilities resulting from profit or loss on open positions are carried at fair value.

Receivable from omnibus accounts and payable to users represent users’ equity that is not held in segregated accounts and cryptoasset wallets, where the combination of users’ deposits and the valuation of financial derivative open positions results in an amount payable by or receivable to the Group, and are classified as current assets or liabilities.

See Note 13 for balances held in segregated user funds.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	PROPERTY AND EQUIPMENT, NET:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses, if any.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

% - Depreciation Per Year
Computers and peripheral equipment	20 - 33
Office furniture and equipment	7 - 15
Leasehold improvements	10

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably certain options periods) or the estimated useful life of the improvements, whichever is shorter.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

I.	INTANGIBLE ASSETS:

Intangible assets acquired separately are measured on initial recognition at cost. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least once a fiscal year.

Amortization is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

% - Amortization Per Year
IP and technology	10 - 20
Customer relationships	12.5 - 20
License	5 - 20
Trademark	20

The Group evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss. For the year ended December 31, 2025, the Group recorded an impairment of $0.2 million. For the year ended December 31, 2024, the Group did not recognize an impairment, whereas for the year ended December 31, 2023, the Group recorded an impairment of $1.1 million (see Note 11).

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	EMPLOYEE BENEFITS LIABILITIES:

The Group has several employee benefits plans:

Defined contribution plan:

The majority of the employees of the Israeli subsidiary (eToro Ltd.) elected to be included under Section 14 of the Severance Compensation Act, 1963 (“Section 14”). According to Section 14, these employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies.

Payments in accordance with Section 14 release eToro Ltd. from any future severance obligation (under the abovementioned Israeli Severance Pay Law) with respect to those employees. The aforementioned deposits are not recorded as an asset in the Company’s statement of financial position. The liability recognized in respect of the defined contribution plan amounted to $550, $925 and $909 as of December 31, 2025, 2024 and 2023, respectively.

Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

K.	EMPLOYEE INVESTMENT PLAN:

The Company’s employees are entitled to an employee investment account on the Company’s trading platform through participation in the Company’s employee investment plan. The Company provides its employees a non-withdrawable amount (“NWA”) which can only be used for trading on the Company’s platform. The NWA is provided to employees upon commencement of employment, annually and on an ad hoc basis upon management’s discretion. The profits earned by the employee on the trading platform, if any, can be withdrawn on a monthly basis. On an annual basis, 10% of the outstanding NWA balance is vested and, subject to terms and conditions of the plan, is recognized as earnings for employees who have completed more than three months of employment at such time. Employees cannot deposit funds into their account at any time.

When employees complete five years of employment, they will be able to use 100% of their NWA and profits net of the applicable taxes solely for the purpose of exercising their vested Company stock options, subject to the terms and conditions of the plan.

The Company records payroll expense in respect of the NWA over the employee’s vesting period and as the profits are earned by the employee. Payroll expense recorded in respect of the employee investment plan is $10,693, $8,045 and $5,705 for the years ended December 31, 2025 , 2024 and 2023, respectively. As of December 31, 2025 and 2024, the liability to employees in respect of the investment plan is $50,742, $43,399, respectively, included in accrued expenses and other payables.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	SHARE-BASED PAYMENT TRANSACTIONS:

Employees of the Group and the Company’s board of directors receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees, including Employee Share Purchase Plan (ESPP), is measured by reference at the fair value of the equity instruments granted on grant date. Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards. The fair value is determined by using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the instruments were granted. The fair value for ESPP is determined based on Monte Carlo simulation, taking into account the terms and conditions of the plan.

The cost of equity-settled transactions is recognized as expense, together with a corresponding increase in equity, over the period during which the relevant employees become entitled to the award, and where applicable, the performance conditions are fulfilled (the “vesting period”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancelation date and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

M.	REVENUE AND INCOME:

The Company’s revenue and income includes:

(1)	Revenue generated from sale of cryptoassets, staking and blockchain rewards detailed in Note N.(1) below.

(2)	Trading income from bid and ask spreads, net of trading costs presented as: a) net trading income (loss) from cryptoasset derivatives and b) net trading income from equities, commodities and currencies (“net trading income”) detailed below.

(3)	Net interest income from users, which include net interest income from users’ leveraged positions that stay open overnight and net interest income on users’ funds, detailed in N.(2) below.

(4)	Currency conversion and other income, detailed in Note N.(3) below; and

(5)	Other interest income includes income earned on the Company’s corporate cash and cash equivalents, which is calculated using the effective interest method.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	REVENUE AND INCOME: (Cont.)

Net trading income is derived from bid and ask spreads of buying and selling financial instruments or derivatives in cryptoassets, equities, commodities, and currencies, which may be fixed or variable depending on the underlying asset traded.

Trading costs include execution, clearing and custody costs, trading gains and losses from the Company’s principal activities and compensation costs.

Net trading income is accounted for under the provisions of IFRS 9, at fair value in accordance with IFRS 13, Fair Value Measurement, as the Company is a broker-trader, and its operations are based on generating a profit from variation in price of broker-traders’ margin and fair value adjustments of trading cryptoassets, commodities, currencies, and equities.

N.	REVENUE FROM CONTRACTS WITH CUSTOMER:

Revenue is recognized when control of the promised goods or services is transferred to the users, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

(1)	Revenue from cryptoassets:

The Company sells cryptoassets to users and liquidity providers (LP’s), who meet the definition of customers under IFRS 15 for the said transactions and accordingly are recorded as revenue from cryptoassets.

The Company has a contract with its users upon the users’ placing a purchase order in the platform which is accepted by the Company. The Company may fulfil the purchase order by either purchasing cryptoassets from LP’s or from existing users that placed a sale order in the platform.

Revenue is recognized at the point in time in which control over the cryptoasset transfers to the user, which is typically when the cryptoasset is transferred to the omnibus account. The transaction price is collected from the user at the time the transaction is executed. Once the cryptoasset is transferred to the omnibus account, it is held in custody by the Company on behalf of the users.

Since the user can terminate the custody services at any time (i.e., when the position is closed), the term of these services is based on daily renewal options which are not considered material rights, since no fee is charged for these services. As such, effectively only one performance obligation exists in the Company’s contracts with its users for the purchase of cryptoassets by the users, which is the promise to execute a purchase order on behalf of its users.

Judgment is required in determining whether the Company is the principal or the agent in transactions with users. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the cryptoasset provided before it is transferred to the user (gross) or whether it acts as an agent by arranging for other users on the platform to provide the cryptoasset to the user (net). The Company controls the cryptoasset as it has the ability to direct the use of and obtain substantially all the benefits from the assets. When the Company acquires cryptoassets either from a LP or an existing user that placed a sale order, the Company has the ability to redirect that asset to provide it to another user other than the party originally intended, elect to hold that asset itself as an investment or sell that asset to a different LP for consideration. The Company has inventory risk from the time the user has placed an order in the platform until the cryptoasset is transferred to the omnibus account on behalf of the user. The Company has discretion in establishing the price and the pricing method in its contracts with customers. Therefore, the Company has determined to be the principal in these transactions and recognizes revenue on a gross basis.

As noted above, LP’s are also considered customers when the Company contracts a sale of cryptoassets to such LP’s. The Company considers such sales contracts as containing only one performance obligation which is satisfied at the point in time that the control over the cryptoassets is transferred to the LP’s. The Company is considered as the principal in these transactions with the LPs for the same reasons as described above. Therefore, the Company recognizes revenue on a gross basis on these transactions.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	REVENUE FROM CONTRACTS WITH CUSTOMER: (Cont.)

(1)	Revenue from cryptoassets: (cont.)

Staking rewards:

The Company generates revenue from staking rewards in which the Company participates in networks with proof-of-stake consensus algorithms through creating or validating blocks on the network using the staking validators that it controls. In exchange for participating in the consensus mechanism of these networks, the Company earns rewards in the form of the native token of the network. Once staking rewards are received, the Company retains a certain portion of the rewards and transfers the remaining amount to the relevant users. Each block creation or validation is a performance obligation. Revenue is recognized at the point in time when the block creation or validation is completed, and the rewards are transferred into a digital wallet that the Company controls. Revenue is measured based on the number of cryptoassets received and the fair value of the cryptoassets at contract inception.

The Company considers itself the principal in transactions with the blockchain networks since the Company can choose the resources it uses for the purpose of providing the validation services to the blockchain protocols. In addition, the Company has discretion regarding the operation of, and methodology associated with, staking for each type of staked cryptoasset. The Company has the right to terminate the staking services at any time and in its sole discretion. The Company also has discretion as to the amount distributed to users (if at all). Therefore, the Company presents such blockchain rewards recognized from staking on a gross basis.

Blockchain rewards:

The Company generates revenue from airdrops (“blockchain rewards”) which are distributed to the Company as part of promotional activities or participation in specific blockchain network initiatives. An airdrop typically involves the free distribution of cryptoassets to holders of particular cryptoassets. Upon receiving the airdropped cryptoassets in respect of users’ cryptoassets, the Company retains the cryptoassets for its own use and may transfer a portion of the cryptoassets received to the respective users. The cryptoassets are recognized at their fair value at the time they are received. The Company has discretion as to the amount distributed to users (if at all). Therefore, the Company determined it is the principal in the transaction and recognizes revenue from blockchain rewards of cryptoassets on a gross basis.

(2)	Net interest income from users:

The Company generates interest income from users’ leveraged positions which is derived from a fee charged on margin positions which remain open overnight when a user executes a margin transaction. The interest income is charged and recognized based on the notional value of the margin position and its duration.

The Company generates income from interest on users’ funds held in segregated accounts (which are not recognized on the balance sheet as discussed in note 2(f)), net of interest paid to users. The Company holds such funds primarily in bank deposits and in Qualified Money Market Funds (QMMFs).

(3)	Currency conversion and other income

Currency Conversion fees are generated through the eToro platform when users’ deposits and withdrawals are executed in non-U.S. dollars, a conversion fee is charged and recognized as income upon conversion. Other fees are principally generated from withdrawals of user funds.

(4)	Costs to obtain a contract

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that would otherwise have been recognized is one year or less.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	COST OF REVENUE FROM CRYPTOASSETS:

Cost of revenue from cryptoassets typically include: 1) the cost of cryptoassets purchased from LPs and existing users that placed a sale order in the platform, 2) and the portion of the staking rewards and blockchain rewards distributed to users and 3) change in fair value of cryptoassets held, net.

P.	MARGIN INTEREST EXPENSE:

Margin interest expense represents fees incurred by the Company on margin positions which remain open overnight when the Company executes margin transactions with counterparties.

Q.	RESEARCH AND DEVELOPMENT COSTS:

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures that do not meet the above criteria are recognized in the consolidated statements of loss as incurred. For all periods presented, the Group did not capitalize any development costs as the technical feasibility criteria for capitalization was not met.

R.	COUNTERPARTIES:

The Group uses counterparties to hedge exposures arising from user transactions. Counterparties’ balances include cash held on account and financial derivative open positions and are classified as current assets and measured as financial assets at fair value through profit or loss. Any excess cash over the collateral requirements for derivative open positions, or available cash at cash accounts is classified as cash and cash equivalents.

The counterparties balance also includes USDT, USDC and BUSD Stable Coins which is accounted for as a financial instrument (“USD stable coins”); one unit of USDT, USDC and BUSD can be redeemed for one U.S. dollar on demand from the issuer.

S.	CRYPTOASSETS:

The Group’s cryptoassets are primarily traded in active trading platforms and are purchased with the intent to resell in the near future, generating a profit from the fluctuations in prices or margins. As a result, the Group has determined that its holding of cryptoassets should be accounted for under IAS 2, Inventories, as it meets the definition of a broker-trader. These inventories are principally acquired for the purpose of generating a profit from fluctuations in price or broker-traders’ margin and to economically hedge the Company’s exposure to cryptoassets derivatives. Under IAS 2, cryptoassets are measured at fair value less cost to sell, with changes in fair value recognized in “Cost of revenue from Cryptoassets”.

The Company uses major third-party exchanges with high volume and liquidity to measure the fair value of its cryptoassets. The exchange selected by the Company for each cryptoasset offers the highest volume and liquidity of trades (i.e., principal market). If a principal market does not exist (e.g., when the volume and liquidity of trades are similar between two or more different markets), the Company uses the most advantageous market. The most advantageous market offers high volume, liquidity of trades and the most favourable spread, maximizing the amount that would be received from selling the asset, net transaction costs.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	PROVISIONS:

A provision in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

U.	TAXES ON INCOME:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

(1)	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date, as well as adjustments required in connection with the tax liability in respect of previous years. See Note 17(a) below for the applicable tax rates.

(2)	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date. For further information, please refer to Note 17 below.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carry forward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

The taxes that would apply in the event that the investments in subsidiaries were realized were not taken into account in the calculation of the deferred taxes, since the Group intends to hold and develop these investments. In addition, the deferred taxes on distribution of earnings by subsidiaries as dividends were not taken into account, since the dividends are not taxable or since a decision has been made not to distribute taxable dividends in the foreseeable future.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

(3)	Uncertain tax positions:

Uncertain tax positions arise from tax positions applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with IAS 12 Income Taxes and IFRIC 23 Uncertainty over Income Tax positions. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as a current tax payable.

The Company classifies interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	FINANCIAL INSTRUMENTS:

Financial assets and financial liabilities are recognized in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or the financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities are immediately recognized at fair value through profit or loss.

(1)	Financial assets:

Subsequent to their initial recognition, financial assets will be measured at amortized cost or at fair value, according to their classification.

A.	Classification of financial assets:

Debt instruments that meet the following conditions are subsequently measured at amortized cost:

●	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value through profit or loss (“FVTPL”).

B.	Derecognition of financial assets:

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

When the Group enters into a pass-through arrangement (i.e., the Group agrees to receive cash flows and has a concurrent obligation to pay those cash flows to the eventual recipient), the Group accounts for the transaction as a transfer of a financial asset if, and only if, all of the following conditions are met:

●	The Group has no obligation to pay amounts to the eventual recipients unless it collects equivalent amounts from the original asset;

●	The Group is prohibited by the terms of the transfer arrangement from selling or pledging the original asset other than as security to the eventual recipients for the obligation to pay them cash flows; and,

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	FINANCIAL INSTRUMENTS: (Cont.)

(1)	Financial assets: (cont.)

●	The Group has an obligation to pass on or remit the cash flows that it has collected on behalf of the eventual recipients without material delay, is prohibited from reinvesting the cash flows received in the short settlement period between receiving them and remitting them to the eventual recipient in anything other than cash or cash equivalents and any interest earned on such investments must be passed on to the eventual recipients.

(2)	Financial liabilities and equity:

Financial instruments issued by the Group are classified as either financial liabilities or as equity instruments in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

A.	Equity instruments:

An equity instrument is any contract that evidences a residual interest in the assets of the entity after deducting all of its liabilities.

A financial instrument is an equity instrument if, and only if, the following conditions are met:

i.	The instrument includes no contractual obligation to deliver cash or another financial asset to another entity (other than upon a liquidation event), or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the issuer, or upon other events that are within the control of the issuer; and

ii.	If the instrument will or may be settled in the issuer’s own equity instruments, it is a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instrument, or it is a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	FINANCIAL INSTRUMENTS: (Cont.)

(2)	Financial liabilities and equity: (cont.)

B.	Financial liabilities:

Financial liabilities are presented and measured either at amortized cost or at fair value through profit or loss.

Financial liabilities measured subsequently at amortized cost:

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

The fair value of the financial assets and liabilities measured at amortized cost, including; cash and cash equivalents, loans to users, other receivable and prepaid expenses, lease liabilities, accrued expenses and other payable, approximate their carrying amount.

Financial liabilities at fair value through profit or loss:

Financial liabilities are classified as at FVTPL when the financial liability is Contingent Consideration of an acquirer in a business combination, held for trading or it is designated as at FVTPL. A financial liability is classified as held for trading if:

●	it has been acquired principally for the purpose of repurchasing it in the near term;

●	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

●	it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

C.	Derecognition of financial liabilities:

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

(3)	Derivative financial instruments non-designated as hedges:

The Group enters into contracts for derivative financial instruments to hedge its risks associated with users’ trading activity recorded in net trading income (see note 2r above).

Any gains or losses arising from changes in the fair values of other non-designated derivatives are recorded as finance income or expense in the statement of profit or loss.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	FINANCIAL INSTRUMENTS: (Cont.)

(4)	Hedge accounting:

The Group designates certain derivatives as hedging instruments in respect of foreign currency risk in cash flow hedges.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is effective in offsetting changes in cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

●	There is an economic relationship between the hedged item and the hedging instrument

●	The effect of credit risk does not dominate the value changes that result from that economic relationship.

●	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the group actually hedges and the quantity of the hedging instrument that the group actually uses to hedge that quantity of hedged item

The Group designates the full change in the fair value of a forward contract (i.e. including the forward elements) as the hedging instrument for all of its hedging relationships involving forward contracts.

The effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated under the heading of cash flow hedging reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognised immediately in finance and other expense, net.

Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognised hedged item.

In addition, the Company uses financial instruments in order to hedge the changes in fair value of certain liabilities in respect of earnings related to employee investment plan. See note 2k.

(5)	Non-designated hedge accounting

The Company uses financial instruments in order to economically hedge the changes in fair value of certain liabilities in respect of earnings related to its employee investment plan. Although the Company does not apply hedge accounting for such financial instruments, changes in the fair value of these instruments are presented in the same line item, whereby the costs associated with the employee investment plan are presented. See note 2k.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	FAIR VALUE MEASUREMENT:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

X.	LEASES:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

(1)	The Group as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly

Office space	1 – 15.75	15

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	LEASES: (Cont.)

(2)	Variable lease payments that depend on an index:

On the commencement date, the Company uses the index rate prevailing on the commencement date to calculate the future lease payments. For leases in which the Company is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

(3)	Lease extension and termination options:

A non-cancellable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised, and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised. In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option as a result of a significant event or a significant change in circumstances that is within the control of the Company, the Company revises the lease term and remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized against the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

Y.	EQUITY:

(1)	Treasury shares:

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in the share premium. In November 2025, the Company entered an accelerated share purchase transaction, for further information see note 16.

Z.	NOT YET ADOPTED SIGNIFICANT NEW OR AMENDED IFRS STANDARS OR INTERPRETATIONS

(1)	IFRS 18 Presentation and Disclosures in Financial Statements:

IFRS 18 Presentation and Disclosure in Financial Statements was issued by the International Accounting Standards Board in April 2024. IFRS 18 is effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. IFRS 18, upon adoption replaces IAS Standards 1 - Presentation of Financial Statements.

IFRS 18 sets out new requirements focused on improving financial reporting by:

●	Requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income),

●	Requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. non-IFRS measures), and

●	Adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	NOT YET ADOPTED SIGNIFICANT NEW OR AMENDED IFRS STANDARS OR INTERPRETATIONS (Cont.)

IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’, due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement.

The Group is currently assessing the impact of adopting IFRS 18.

(2)	Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7:

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

●	A clarification that a financial liability is derecognised on the ‘settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognise financial liabilities settled using an electronic payment system before the settlement date.

●	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed.

●	Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments.

●	The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The Amendments are effective for annual periods starting on or after 1 January 2026 with early adoption permitted for classification of financial assets and related disclosures only.

The Group does not anticipate that the amendments will have a material effect on the Group’s financial statements.

(3)	Annual Improvements to IFRS Accounting Standards - Volume 11:

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.

The amendments will be effective for reporting periods beginning on or after 1 January 2026. Earlier application is permitted and must be disclosed.

The amendments are not expected to have a material impact on the Group’s financial statements.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 3 - SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

The preparation of the financial statements requires management to make estimates and assumptions and exercise significant judgements that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, net trading income and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates and significant judgment determined by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Accounting for cryptoassets held on behalf of users:

IFRS does not define the accounting treatment for cryptoassets and more specifically, the accounting for cryptoassets held on behalf of users. The Company considered the guidance of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors that allows an entity to consider the most recent pronouncements of other standard-setting bodies, other accounting literature and accepted industry practice.

The Company’s cryptoassets are primarily traded in active trading platforms and are purchased with the intent to resell in the near future, generating a profit from the fluctuations in prices or margins. As a result, the Company has determined that its holding of cryptoassets should be accounted for under IAS 2, Inventories, as it meets the definition of a broker-trader.

In addition, since cryptoassets are not considered financial assets under IFRS, such contracts are in the scope of IFRS 15. The Company believes that IFRS 15 is the appropriate standard to apply with respect to its cryptoasset holdings on behalf of its users, including whether the assets should be presented on or off-balance sheet.

The Company considered the relevant indicators mentioned in the accounting literature in order to determine whether the cryptoassets shall be presented on or off-balance sheet. The Company analysed each of these indicators in the context of its cryptocurrency custody practices, the Company’s user agreements and certain legal analysis received from the Company’s advisors. After considering those indicators, including the fact that (a) the users have title to those cryptoassets; (b) the cryptoassets are segregated from the Company’s cryptoassets and held in omnibus accounts; and (c) the Company’s creditors cannot use the cryptoassets held on behalf of the users in a case of Company’s insolvency or other debt restructuring.

The Company has also considered IFRS 15 and analyzed whether control has been transferred to users upon the transfer of the cryptoassets to omnibus accounts (the payment is received from the user, the user has legal title, the user has significant risks and rewards from owning the cryptoasset). Accordingly, the Company concluded that the cryptoassets held on behalf of the users shall be off-balance sheet. (see note 18 below).

-	Fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon grant date by an acceptable option pricing model. The inputs to the model include the estimated fair value of the underlying common share price, and assumptions regarding risk-free interest rate, expected volatility, expected term of the share option and expected dividend yield.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 3 - SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Uncertain tax positions:

The assessment of amounts of current and deferred taxes requires the Group’s management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group’s past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

NOTE 4 - FINANCIAL RISK MANAGEMENT

The Group’s business activities require a comprehensive and robust risk management framework to ensure risks are identified, measured, decided upon and monitored. The Group’s risk encompasses several types of risks:

A.	CREDIT RISK:

Credit risk is defined as the risk to earnings or capital arising from an obligor’s failure to meet the terms of any contract or to otherwise fail to perform as agreed. For instance, exposure to counterparty with the potential to produce a significant amount of capital loss due to a bankruptcy or failure to pay.

The Group is exposed to the following institutional counterparties: clearing providers, liquidity providers and payment service providers, as well as banks with respect to the Group’s own assets. The Group manages the credit risk arising from institutional counterparties by setting exposure limits and monitoring exposure against such limits, reviewing periodic credit reviews, and spreading credit risk across a number of different institutions to diversify risk.

The Group sets principles in order to monitor and manage the credit risk on a real time basis. Management estimates that the credit exposure as of December 31, 2025 and 2024 is substantially equal to the carrying value of the related assets, as the credit valuation adjustment is de minimis and no impairment has been identified.

B.	MARKET RISK:

Market risk is the risk that that fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The group is exposed to market price risk and foreign currency risk as described below:

(1)	Market price risk:

The Group has market price risk as a result of its trading activities in derivatives in underlying assets in currencies, commodities, equities and cryptoassets, part of which is naturally hedged as part of the overall market risk management. The exposure is monitored on a Group-wide basis and managed using limits on future potential losses from such exposure.

Since the Company hedges its main exposures to users’ positions with third-party counterparties, the Company does not have significant exposure to the underlying assets detailed above.

(2)	Foreign currency risk:

Transactional foreign currency exposures represent risks associated with financial assets or liabilities denominated in currencies other than the functional currency of the transacting entity. Transaction exposures arise in the normal course of business.

As of December 31, 2025, the Company has excess financial liabilities over financial assets that are denominated in currencies other than the US dollar of $50,379. As of December 31, 2024, the Company has excess financial liabilities over financial assets that are denominated in currencies other than the US dollar of $39,949.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 4 - FINANCIAL RISK MANAGEMENT (Cont.)

Foreign currency risk is managed on a Group-wide basis.

The Group monitors transactional foreign currency risks, including currency position and future expected exposures. The Group uses non-designated hedges to mitigate the risks.

C.	LIQUIDITY RISK:

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations arising from its financial liabilities that are settled by delivering cash or other financial assets. Liquidity risk is managed on a Group-wide and regulated entities basis. The Group’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet its financial liabilities when due, including obtaining additional capital from investors and credit lines from banks and financial institutions.

The contractual maturity of the financial liabilities is generally up to a year.

NOTE 5 - FAIR VALUE MEASUREMENT

The following table presents the fair value measurement hierarchy for the Group’s assets and liabilities carried at fair value:

	Fair value hierarchy
	Level 1	Level 2	Level 3(1)	Total
As of December 31, 2025:
Assets measured at fair value:
Counterparties	-	249,055	-	249,055
Cryptoassets	62,606	-	-	62,606
Receivable from omnibus accounts	-	26,820	-	26,820

Liabilities measured at fair value:
Payable to users	-	107,830	-	107,830
Other short-term liabilities	2,810	-	6,184	8,994

(1)	The contingent consideration relates to the business combination of Spaceship and consists of up to 266,668 common shares to be issued upon the achievement of certain performance milestones related to assets under management (AUM) within two years from the acquisition date (see Note 22).

The fair value of the contingent consideration is classified as a Level 3 measurement within the fair value hierarchy. The fair value was initially measured based on an external valuation. On a quarterly basis the company remeasured the fair value considering the quoted market share price and the assessment of the probability of achieving the relevant performance milestones.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 5 - FAIR VALUE MEASUREMENT (Cont.)

	Fair value hierarchy
	Level 1	Level 2	Level 3(1)	Total
As of December 31, 2024:
Assets measured at fair value:
Counterparties	-	224,867	-	224,867
Cryptoassets	113,279	-	-	113,279
Receivable from omnibus accounts	-	50,466	-	50,466

Liabilities measured at fair value:
Payable to users	-	103,493	-	103,493
Other long-term liabilities	-	-	5,653	5,653

(1)	The contingent consideration relates to the business combination of Spaceship and consists of up to 266,668 common shares to be issued upon the achievement of certain performance milestones related to assets under management (AUM) within two years from the acquisition date. The business combination includes an additional holdback agreement for an additional 80,000 common shares. (see Note 22).

The fair value of the contingent consideration and the hold back agreement is classified as a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration was initially measured based on an external valuation. On a quarterly basis the company remeasured the fair value considering the quoted market share price and the assessment of the probability of achieving the relevant performance milestones. The fair value of the hold back agreement was based on company valuation prepared by external consultant.

There were no transfers from Level 1 to Level 2 during the reporting periods.

NOTE 6 - CAPITAL ADEQUACY

The method of calculation is set up by the relevant regulatory authority. The regulated entities aim to always maintain a capital, liquidity and other required adequacy above the required minimum, and they report these adequacy requirements to their regulatory authority on a regular basis.

The entities’ objective when managing adequacy requirements is to maintain an optimal capital structure that reduces the cost of capital, safeguards the entities’ ability to continue as a going concern, meets regulatory requirements, and enable appropriate returns to shareholders.

The primary adequacy requirements of the Company’s principal regulated legal entities are as follows:

eToro (Europe) Ltd

Under the Investment Firms Regulation (“IFR”), eToro (Europe) Ltd is required to satisfy its regulatory capital and liquidity requirements as determined by its internal Capital and Risk assessment (ICARA) process.

As of December 31, 2025 and 2024, the entity must maintain a minimum regulatory capital requirement of $160 million and $152 million, respectively.  As of December 31, 2025 and 2024, the regulatory capital of the eToro (Europe) Ltd was $348 million and $300 million, respectively, which is in excess of the regulatory capital requirements mentioned above.

As of December 31, 2025 and 2024, the entity must maintain a minimum liquidity requirement of $5.2 million and $5.3 million, respectively.  As of December 31, 2025 and 2024, the regulatory liquid assets of the eToro (Europe) Ltd were $283 million and $182 million, respectively, which is in excess of the regulatory liquidity requirements mentioned above.

eToro (UK) Ltd

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 6 - CAPITAL ADEQUACY (Cont.)

Under the Investment Firm Prudential Regime (“IFPR”), eToro (UK) Ltd is required to satisfy its own funds and liquidity requirements as determined by its internal Capital and Risk assessment (ICARA) process.

As of December 31, 2025 and 2024, the entity must maintain a minimum requirement of $40.4 million and $24 million, respectively.  As of December 31, 2025 and 2024, the regulatory capital of eToro (UK) Ltd was $59.1 million and $38.1 million, respectively, which is in excess of the regulatory capital requirements mentioned above.

As of December 31, 2025 and 2024, the entity must maintain a minimum liquidity requirement of $66 million and $17.7 million, respectively.  As of December 31, 2025 and 2024, the regulatory liquid assets of the eToro (UK) Ltd were $87 million and $53.2 million, respectively, which is in excess of the regulatory liquidity requirements mentioned above.

eToro Aus Capital Ltd

Under the Regulatory Guide 166, eToro Aus Capital Ltd must maintain a minimum required Net Tangible Assets (“NTA”). As of December 31, 2025 and 2024, this minimum requirement was $4.4 million and $4.8 million, respectively. As of December 31, 2025 and 2024, the NTA of eToro Aus Capital Ltd was $16.7 million and $19.5 million, respectively, which is in excess of the minimum requirement mentioned above.

eToro (ME) Ltd

Under the Prudential – Investment, Insurance Intermediation and Banking Rules (“PRU”), eToro (ME) Ltd is required at all times to satisfy its regulatory capital as determined by its internal Capital Adequacy Assessment Process (ICAAP). As of December 31, 2025 and 2024, the entity must maintain a minimum requirement of $7 million and $ million, respectively.  As of December 31, 2025 and 2024, the regulatory capital of eToro (ME) Ltd was $14.4 and $7.8, respectively.

eToro USA LLC

The legal and regulatory framework under which eToro USA LLC operates stipulates that the entity must maintain a minimum required net worth that is determined at the state level. The highest minimum net worth of all the states is $1 million. The total equity as of December 31, 2025 and 2024, was $25.9 million and $24.7 million, respectively, which is in excess of the minimum net worth requirement mentioned above.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 7 - CASH AND CASH EQUIVALENTS

	December 31,
	2025	2024

Gross cash and cash equivalents	4,596,270	3,565,398
Less - segregated users’ funds (see Note 13)	(3,523,629)	(2,990,003)
Cash and cash equivalents	1,072,641	575,395

NOTE 8 - COUNTERPARTIES

	December 31,
	2025	2024

Financial derivatives (*)	243,186	216,912
USD stable coins	297	7,276
Cash held on account with counterparties	5,572	679
	249,055	224,867

(*)	Includes as of December 31, 2025, and 2024: financial derivatives (including cash held as collateral) in respect of: equities $107,448 and $79,248, commodities, indices and exchange rates $75,576 and $48,137, liquid asset buffer in respect of financial derivatives of $25,943 and $57,054, and others $34,219 and $32,473, respectively.

NOTE 9 - OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2025	2024

Receivables of cryptoassets	879	3,039
Government authorities	2,329	3,037
Prepaid expenses	29,985	15,891
Income taxes receivable	201	1,011
Interest receivable	14,757	14,676
Other receivables	13,148	8,351
	61,299	46,005

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 10 - PROPERTY AND EQUIPMENT, NET

	Computer equipment	Office furniture and equipment	Leasehold improvements	Total
Cost:
Balance as of January 1, 2025	19,580	2,329	5,359	27,268
Additions	1,901	274	2,666	4,841
Deductions	(92)	(6)	-	(98)
Balance as of December 31, 2025	21,389	2,597	8,025	32,011

Accumulated depreciation:
Balance as of January 1, 2025	(17,469)	(1,013)	(3,779)	(22,261)
Depreciation	(1,483)	(223)	(781)	(2,487)
Deductions	92	6	-	98
Balance as of December 31, 2025	(18,860)	(1,230)	(4,560)	(24,650)
Depreciated balance as of December 31, 2025	2,529	1,367	3,465	7,361

	Computer equipment	Office furniture and equipment	Leasehold improvements	Total
Cost:
Balance as of January 1, 2024	18,198	2,178	5,167	25,543
Additions	2,063	155	192	2,410
Deductions	(681)	(4)	-	(685)
Balance as of December 31, 2024	19,580	2,329	5,359	27,268

Accumulated depreciation:
Balance as of January 1, 2024	(15,959)	(793)	(3,230)	(19,982)
Depreciation	(2,191)	(221)	(549)	(2,961)
Deductions	681	1	-	682
Balance as of December 31, 2024	(17,469)	(1,013)	(3,779)	(22,261)
Depreciated balance as of December 31, 2024	2,111	1,316	1,580	5,007

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 11 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

	Customer relationship	IP and Technology	License	Goodwill	NFT	Trademark	Total
Cost:
Balance as of January 1, 2025	2,603	28,631	4,794	19,342	5,574	563	61,507
Additions	-	402	233	-	-	-	635
Disposal	-	-	-	-	-	-	-
Balance as of December 31, 2025	2,603	29,033	5,027	19,342	5,574	563	62,142

Accumulated amortization and impairment:
Balance as of January 1, 2025	(1,071)	(7,517)	(1,171)	(664)	(4,719)	(19)	(15,161)
Amortization	(230)	(2,945)	(292)	-	-	(113)	(3,580)
Impairment	-	-	-	-	(190)	-	(190)
Disposal	-	-	-	-	-	-	-
Balance as of December 31, 2025	(1,301)	(10,462)	(1,463)	(664)	(4,909)	(132)	(18,931)
Amortized balance as of December 31, 2025	1,302	18,571	3,564	18,678	665	431	43,211

	Customer relationship	IP and Technology	License	Goodwill	NFT	Trademark	Total
Cost:
Balance as of January 1, 2024	1,033	23,381	4,794	8,103	5,637	-	42,948
Additions	1,570	5,250	-	11,239	-	563	18,622
Disposal	-	-	-	-	(63)	-	(63)
Balance as of December 31, 2024	2,603	28,631	4,794	19,342	5,574	563	61,507

Accumulated amortization and impairment:
Balance as of January 1, 2024	(1,033)	(4,753)	(907)	(664)	(4,768)	-	(12,125)
Amortization	(38)	(2,764)	(264)	-	-	(19)	(3,085)
Disposal	-	-	-	-	49	-	49
Balance as of December 31, 2024	(1,071)	(7,517)	(1,171)	(664)	(4,719)	(19)	(15,161)
Amortized balance as of December 31, 2024	1,532	21,114	3,623	18,678	855	544	46,346

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 12 - LEASES

A.	The Group entered into several office space lease agreements. The range lease terms for office space are between 1 year and 15 years. The Group’s lease liability is guaranteed by the assets’ legal ownership of the lessor.

Office spaces

Cost:
Balance as of January 1, 2025	63,503
Additions	4,183
Disposal	(981)
Balance as of December 31, 2025	66,705

Accumulated depreciation:
Balance as of January 1, 2025	(19,097)
Depreciation	(6,716)
Disposal	981
Balance as of December 31, 2025	(24,832)
Depreciated balance as of December 31, 2025	41,873

Office spaces

Cost:
Balance as of January 1, 2024	46,649
Additions	17,191
Disposal	(337)
Balance as of December 31, 2024	63,503

Accumulated depreciation:
Balance as of January 1, 2024	(13,991)
Depreciation	(5,291)
Disposal	185
Balance as of December 31, 2024	(19,097)
Depreciated balance as of December 31, 2024	44,406

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 12 - LEASES (Cont.)

B.	AMOUNTS RECOGNIZED IN PROFIT OR LOSS AND IN THE STATEMENTS OF CASH FLOWS:

	December 31,
	2025	2024	2023
Profit and loss:
Depreciation expense on right-of-use assets	6,716	5,291	4,306
Interest expense on lease liabilities	2,358	1,806	1,750
Expense relating to short-term leases	379	610	1,828
Expense relating to variable lease payments not included in the measurement of the lease liability (management fee)	391	-	635
Total lease expense	9,844	7,707	8,519
The total cash outflow for leases	6,931	5,925	5,146

Interest rate range	3%-14%	3%-14%	6.5%-31%

C.	MATURITY ANALYSIS OF LEASE LIABILITIES (AMOUNTS PRESENTED BELOW ARE CONTRACTUAL, UNDISCOUNTED LEASE PAYMENTS):

	December 31,
	2025	2024

2026	7,684	5,900
2027	6,253	6,013
2028	5,224	6,317
2029	5,283	5,281
2030	5,303	4,395
2031 and thereafter	37,895	40,068
Total undiscounted cash flows	67,642	67,974

Less - imputed interest	(13,179)	(19,670)
Present value of lease liabilities	54,463	48,304
Less - current portion of lease liabilities	(5,978)	(4,758)
Non-current portion of lease liabilities	48,485	43,546

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 13 - RECEIVABLE FROM OMNIBUS ACCOUNTS (PAYABLE TO USERS), NET

	December 31,
	2025	2024

Users’ equity	(16,055,650)	(14,262,633)
Less - segregated user funds	15,974,640	14,209,606
Payable to users, net	(81,010)	(53,027)

Segregated user funds comprise: 1) user cash held in segregated bank accounts (“user money”) of $3,523,629 and $2,990,003; 2) user cryptoassets segregated in cryptoasset wallets of $4,304,381 and $5,774,727; and 3) user equities held in segregated accounts of $8,146,264 and $5,444,876, as of December 31, 2025 and 2024, respectively and 4) User margin balances related to futures positions of $366, as of December 31, 2025.

NOTE 14 - ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2025	2024

Employee and payroll accruals	90,985	83,976
Marketing accrued expenses	6,423	11,195
Government authorities	5,086	4,589
Income taxes payable	68,497	50,916
Other accrued expenses	44,423	42,439
	215,414	193,115

NOTE 15 - SHORT-TERM LOANS

A.	On October 31, 2022, the Company entered into an agreement, as amended on December 22, 2022, with Liquidity, a related party of the Company, and certain other lenders for a revolving credit facility which shall at no time exceed the outstanding principal amount of $60 million. The Company may draw loans in a series of separate tranches from the credit line. The maturity date with respect to each tranche shall be at least 90 days of such tranche disbursement but in any event no later than November 21, 2024. As of December 31, 2025, the facility has been terminated and the Company has no outstanding obligations in its regards.

B.	On July 19, 2023, the Company entered into a $25 million unsecured revolving credit facility with Bank Hapoalim B.M. for a period of 12 months. Any amount drawn out of the facility will bear an annual interest rate of SOFR+3%. The credit facility agreement was valid until July 18, 2024.

C.	On October 16, 2024, the Company entered into a 1 year extension to the unsecured revolving credit facility agreement with Bank Hapoalim B.M and increased it to $45 million. Any amount drawn out of the facility will bear an annual interest rate of SOFR+3%. The credit facility agreement was valid until October 15, 2025. This Facility was terminated in full on June 30, 2025. The Company has no outstanding obligations in this regard.

D.	On June 30, 2025, the Company entered a $250,000 unsecured revolving credit facility (the “Facility”) with a consortium of lenders, including Citibank, Bank Hapoalim, Bank Leumi, Deutsche Bank, Goldman Sachs, Mizuho Bank, Sumitomo Mitsui Banking Corporation, and UBS.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 15 - SHORT-TERM LOANS (Cont.)

Any amount drawn out of the facility will bear an annual interest rate of SOFR plus a margin ranging from 3.00% to 3.50% depending on the Company’s Leverage Ratio. The facility is intended for general corporate purposes of the Group, including the funding of acquisitions.

The credit facility agreement is valid until 3 years from signing. This Credit Facility includes customary restrictive covenants, including limitations on additional indebtedness, creation of liens and changes of control. In addition, failure to comply with certain of these covenants may result in an event of default, which may lead to acceleration of the amounts owed and/or the enforcement of other remedies by the banks. As December 31, 2025, no amounts were drawn on the facility. Upon entering this facility the Hapoalim Credit Facility was terminated.

NOTE 16 - EQUITY

A.	COMPOSITION OF SHARE CAPITAL:

	December 31, 2024
	Authorized	Issued and outstanding
	Number of shares
Shares with no par value: (1)
Common shares(2)	118,974,950	23,158,669
Preferred A shares(2)	6,628,780	5,179,092
Preferred B shares(2)	11,183,870	9,596,431
Preferred C shares(2)	6,993,630	6,757,394
Preferred C-2 shares(2)	6,841,704	6,761,964
Preferred D shares(2)	9,181,876	7,938,352
Preferred E shares(2)	14,594,856	9,729,992
Preferred F shares(2)	6,633,296	6,354,296
	181,032,962	75,476,190

	December 31, 2025
	Authorized	Issued and outstanding
	Number of shares
Shares with no par value: (1)
Common A shares(3) (5)	850,000,000	68,647,904
Common B shares(3) (5)	75,000,000	14,203,518
Preferred shares(4)	75,000,000	-
	1,000,000,000	82,851,422

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 16 - EQUITY (Cont.)

A.	COMPOSITION OF SHARE CAPITAL: (Cont.)

(1)	Numbers of shares have been retroactively adjusted to reflect the Recapitalization, as detailed below.

(2)	Common shares and Preferred A, B, C, C-2, D, E and F:

Immediately prior to the completion of our initial public offering (the “IPO”), the Company affected a recapitalization comprised of the following steps (the “Recapitalization”):

i.	The automatic conversion of all of our issued and outstanding Preferred A, B, C, C-2, D, E and F shares into common shares on a one-for-one basis (the “Preferred Conversion”);

ii.	A two-for-one share split of our common shares (the “Share Split”);

iii.	The reclassification of all of our issued and outstanding common shares, after giving effect to the Preferred Conversion and the Share Split, into an equal number of common A shares (“Class A Common Shares” and the “Class A Reclassification”, respectively); and

iv.	The distribution of 36,483,122 of our common B shares (“Class B Common Shares”) to all holders of our Class A common shares as of the Class A Reclassification on a one-for-one basis.

(3)	Class A Common Shares and Class B Common Shares:

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion, and transferability, as detailed below.

Voting Rights Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors, unless otherwise required by law.

i.	Class A Common Shares: Entitled to one (1) vote per share.

ii.	Class B Common Shares: Entitled to ten (10) votes per share.

iii.	Cumulative Voting: The Company’s Memorandum and Articles of Association do not provide for cumulative voting.

Conversion Rights Class A Common Shares are not convertible. Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis as follows:

i.	Optional Conversion: Convertible at any time at the option of the holder.

ii.	Automatic Conversion on Transfer: Automatically converted upon any transfer, whether or not for value, unless the transfer is to a permitted transferee (e.g., family members, trusts, or affiliates under common control).

iii.	Automatic Conversion on Death/Incapacity: Automatically converted upon the death or incapacity of a natural person holder.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 16 - EQUITY (Cont.)

A.	COMPOSITION OF SHARE CAPITAL: (Cont.)

(3)	Class A Common Shares and Class B Common Shares: (Cont.)

iv.	Mandatory Conversion: All Class B Common Shares will automatically convert into Class A Common Shares upon the earliest of:

a.	The date specified by a written consent or affirmative vote of holders of at least two thirds of the outstanding Class B Common Shares;

b.	The time at which the total number of issued and outstanding Class B Common Shares represents less than 15% of the total number of Class B Common Shares issued as of the date of the offering (calculated on a fully diluted basis); or

c.	The tenth (10th) anniversary of the closing of the offering.

Once converted into Class A Common Shares, Class B Common Shares may not be reissued.

Dividends and Distributions Class A Common Shares and Class B Common Shares shall be treated equally and ratably, on a per share basis with respect to any dividend or distribution paid or distributed by the Company.

Liquidation Rights In the event of liquidation, dissolution, or winding-up, holders of Class A Common Shares and Class B Common Shares are entitled to share equally and ratably in all assets remaining after payment of liabilities and any liquidation preferences applicable to outstanding preferred shares.

(4)	Preferred shares

Each series of our preferred shares shall have such designations, powers, preferences, rights, qualifications, limitations and restrictions as specified by our board of directors pursuant to resolutions approving the issuance of such series of preferred shares

(5)	SBT shares

The numbers above exclude 120,606 Class A Common Shares and 2,630,552 Class B Common Shares that have not yet been issued and will not be issued to SBT Venture Fund I (“SBT”) as long as SBT is subject to the sanctions restrictions, including Preferred F shares converted into an equal number of Class A Common Shares pursuant to the Recapitalization which were authorized but not issued to SBT, and which would have been entitled to distribution of Class B Common Shares upon the Class B Distribution.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 16 - EQUITY (Cont.)

B.	MOVEMENT IN SHARE CAPITAL:

Issued and outstanding share capital (there is no par value):

Number of Shares(*)

Balance as of January 1, 2023	67,553,230
Issuance of Preferred F shares in respect of conversion of Advanced Investment Agreement	6,392,084
Issuance of common shares in respect of asset acquisition (Deep)	31,000
Purchase of Treasury shares	(200,000)
Forfeited shares in respect of termination of Gatsby founder	(19,376)
Exercise of employees’ options into common shares	1,027,961
Balance as of December 31, 2023	74,784,899

Balance as of January 1, 2024	74,784,899
Issuance of common shares in respect of acquisition (Spaceship)	453,332
Issuance of common shares in respect of asset acquisition (Deep)	8,000
Exercise of employees’ options into common shares	229,959
Balance as of December 31, 2024	75,476,190

Balance as of January 1, 2025	75,476,190
Issuance of common shares in the IPO	7,749,961
Treasury share capital	(1,568,741)
Exercise of employees’ options into common shares	1,194,012
Balance as of December 31, 2025	82,851,422

*	Numbers of shares have been retroactively adjusted to reflect the Recapitalization, as in Note 16(A).

C.	EMPLOYEE SHARE OPTION PLAN:

On May 14, 2007, the Company’s Board adopted the eToro Group Ltd. 2007 Employee Share Option Plan (the “2007 Plan”). On August 23, 2021, the Company’s board adopted a new share incentive plan, which was amended on May 14, 2025 as part of the IPO of the Company (as amended, the “2021 Plan”). eToro will no longer grant any awards under the 2007 Plan, however, outstanding options that were previously granted under the 2007 Plan will remain outstanding and governed according to the terms of the 2007 Plan.

As of December 31, 2025, the Company reserved 32,277,441 of Class A common shares available for issuance to employees, directors, officers and consultants of the Company and its subsidiaries.

On March 21, 2025, the Company resolved to reserve as an unallocated pool such number of shares that is equal to shares representing 7.5% of the issued and outstanding share capital of the Company calculated immediately after closing of the IPO, eventually resulting in unallocated pool of 8,254,881 shares.

As of immediately prior to the IPO, the unallocated pool of the Company consisted of 1,189,556 shares, resulting in an increase of the unallocated pool and the total pool by 7,065,325 shares, to an unallocated pool of 8,254,881 shares and a total pool of 32,277,441 as of immediately following the IPO.

The unallocated pool for the years ended December 31, 2025 and 2024 consists of 8,188,028 and 1,763,732 shares, respectively.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 16 - EQUITY (Cont.)

C.	EMPLOYEE SHARE OPTION PLAN: (Cont.)

On March 14, 2024, the Company resolved to reprice the options to purchase common shares granted to employees of eToro Ltd. of 2,044,040 options, from an exercise price $21.56 or greater per option to $17.5 per option, and received a tax ruling from the Israeli Tax Authority in that regard on May 16, 2024.

Accordingly, as of the date of the repricing the incremental value resulting from the modification amounted to $3,425.

In May 2025, the Company adopted the 2025 Employee Share Purchase Plan (ESPP), which comprises a U.S. tax-qualified component under Section 423 of the Internal Revenue Code and a non-qualified component to accommodate non-U.S. employees and other considerations. The plan allows eligible employees to purchase Class A common shares through payroll deductions ranging from 1% to a maximum of 20% of their compensation. Employees may withdraw from an offering period at any time before the purchase date, upon which their accumulated contributions are refunded, and no shares are purchased.

An initial pool of 2,201,301 Class A common shares is authorized for issuance under the ESPP, which also serves as the maximum limit for shares issued under the Section 423 component. The plan includes an evergreen provision where the total share pool automatically increases on the first day of each fiscal year from 2026 through 2035. This annual increase is equal to the lesser of 1.0% of the outstanding Class A common shares as of the preceding year-end or a smaller amount determined by the Board of Directors.

The plan administrator establishes the timing of the plan, with offering periods lasting up to a maximum of 27 months. Shares are purchased at a 15% discount, meaning the purchase price is set at 85% of the lower of the fair market value of the Class A common shares on either the first trading day or the last trading day of the respective offering period.

The fair value of share-based awards, granted in 2025 and 2024, was estimated using the Black & Scholes option-pricing model with the following assumptions:

	December 31,
	2025	2024

Weighted average expected term (years)	5.43	5.44
Interest rate	4.44%	4.18%
Volatility	40.82%	39.25%
Dividend yield	0%	0%

Based on the above inputs, the average fair value of the options granted in the years ended December 31, 2025 and 2024, was determined at $38.61 and $51 per option, respectively.

These assumptions and estimates were determined as follows:

Expected Volatility. Since the Company has no trading history of its ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

Fair Value of Common Shares. Prior to the Company’s initial public offering, the fair value was determined by the Company’s board of directors, with input from management and valuation reports prepared by third-party valuation specialists

Subsequent to the initial public offering, the fair value of the Company’s shares is determined based on the quoted closing market price.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 16 - EQUITY (Cont.)

C.	EMPLOYEE SHARE OPTION PLAN: (Cont.)

Expected Dividend Yield. The Company does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

Risk-Free Interest Rate. The risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

The fair value of the ESPP, including awards granted in 2025, was estimated using a Monte Carlo simulation that incorporates the plan’s terms and conditions, based on the following assumptions:

December 31, 2025

Weighted average expected term (years)	0.50
Interest rate	3.70%
Volatility	44.69%
Ordinary share value (USD)	41.88
Dividend yield	0%

Expected Volatility. The volatility was estimated based on the daily historical change in the ordinary share price of comparable companies for a period of 1 year, as we consider this the minimum representative period for a stock volatility.

Fair Value of Common Shares. The ordinary share value is based on the closing price of the Company’s ordinary share as of the valuation date.

Expected Dividend Yield. The company does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

Risk-Free Interest Rate. The estimation of the risk-free interest rate was based on the zero-coupon yield of US treasury bonds for a period of 0.5 years as of the valuation date

The share-based payment expense was recorded in the statement of profit or loss as follows:

	Year ended December 31,
	2025	2024	2023

Research and development	8,943	4,017	6,336
Selling and marketing	1,717	1,409	2,303
General, administrative and operating	5,485	21,724	57,504
	16,145	27,150	66,143

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 16 - EQUITY (Cont.)

C.	EMPLOYEE SHARE OPTION PLAN: (Cont.)

The changes in outstanding options were as follows(*):

	Year ended December 31,
	2025
	Number of options	Weighted average exercise price
Options at beginning of year	14,474,648	7.58
Granted	725,020	15.11
Exercised	(1,197,280)	7.50
Forfeited	(86,590)	19.04
Options outstanding at end of year	13,915,798	9.18
Options exercisable at end of year	12,317,036	8.02

	Year ended December 31,
	2024
	Number of options	Weighted average exercise price
Options at beginning of year	14,372,252	9.60
Granted	725,200	17.58
Exercised	(229,960)	3.86
Forfeited	(392,844)	18.28
Options outstanding at end of year	14,474,648	7.58
Options exercisable at end of year	12,537,644	6.35

	Year ended December 31,
	2023
	Number of options	Weighted average exercise price
Options at beginning of year	15,409,236	7.75
Granted	379,600	20.10
Exercised	(1,027,960)	2.50
Forfeited	(388,624)	17.26
Options outstanding at end of year	14,372,252	9.60
Options exercisable at end of year	11,004,004	7.13

The weighted average share price at the date of exercise of the options exercised during the years ended December 31, 2025 and 2024 was $42.76 and $27, respectively.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2025 and 2024 was 5.48 years and 5.4 years, respectively.

The range of exercise prices for options outstanding as of December 31, 2025 and 2024 was $0 to $64.26.

*	Numbers of shares and USD weighted average exercise prices have been retroactively adjusted to reflect the Recapitalization, as in Note 16(A)

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 16 - EQUITY (Cont.)

D.	SIGNIFICANT EVENTS IN THE REPORTING PERIOD:

(1)	In February 2021, the Company signed an Advanced Investment Agreement (the “AIA”) with investors. According to the Advanced Investment Agreement, the investors, severally and not jointly, have agreed to provide the Company with a bridge investment in the aggregate amount of up to $250,000 (the “Total Investment Amount”).

(2)	In February 2023, at the lapse of twenty-four (24) months from the closing date of the AIA (the “Trigger Date”), an amount of $240,909 was converted to 6,392,084 Senior Preferred F Shares of the Company, in accordance with the terms and conditions of the AIA. This amount represents the Total Investment Amount, excluding an amount of $9,091 invested by SBT Venture Fund I (“SBT”), L.P., an entity controlled by Sberbank, which is designated as a sanctioned party and therefore non-compliant with the terms of the AIA. As result, the conversion of the $9,091 investment by SBT, representing 241,212 Preferred F Shares, has been suspended

(3)	In March 2023, the Company purchased 200,000 of the Company’s Class B Preferred Shares, at a price of $52.50 per share, from a shareholder, pursuant to and by exercising a right of first refusal it had over such transaction.

(4)	Secondary transaction:

In August 2023, certain investors and employees of the Company (the “Sellers”) entered into an agreement with two existing investors of the Company (the “Buyers”) and sold an aggregate amount of 5,625,216 shares of the Company, consisting of common shares and several different classes of preferred shares to the Buyers. at a price per share that was mutually agreed to by the parties. The Sellers of the preferred shares agreed to convert their shares into common shares at a 1:1 ratio immediately prior to the sale thereof. The secondary transaction was consummated at fair value and accordingly, no additional compensation was recorded.

(5)	Asset acquisition:

On October 2023, the Group entered into an Asset Sale and Purchase Agreement (the “Agreement”) with Deep It Ltd. (“Deep”), to acquire Deep’s technology, an IP that enables content automation technology for $525 in cash and 39,000 common shares.

(6)	On November 1, 2024, the Company consummated a business combination transaction where control over Spaceship Financial Services Pty Ltd. (“Spaceship”) was obtained (see Note 22 below).

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 16 - EQUITY (Cont.)

D.	SIGNIFICANT EVENTS IN THE REPORTING PERIOD: (Cont.)

(7)	Initial Public Offering:

On May 15, 2025, the Company consummated its initial public offering (“IPO”) of 13,711,470 Class A Common Shares, no par value, at a price to the public of $52.00 per share. This offering included the issuance of 1,788,452 Class A Common Shares resulting from the underwriters’ full exercise of their over-allotment option. Of the 13,711,470 Class A Common Shares sold in the IPO, 7,749,961 shares were issued and sold by the Company, and 5,961,509 shares were sold by selling shareholders.

The net proceeds to the Company from the IPO were $378 million, after deducting underwriting discounts, commissions, and estimated offering expenses payable by the Company. As of December 31,2025, the related costs of $25.1 million which directly attributable to the issuance of new shares , were recognized as a reduction of the gross proceeds within the Share Premium. Additional related costs of $10.9 million, which relate to the listing of existing shares, were recognized as expenses in the Statement of Profit or Loss under General, Administrative, and Operating expenses. As of December 31,2024, related cost of $1.3 million, were recognized as expenses in the Statement of Profit or Loss under General, Administrative, and Operating expenses.

Immediately prior to the IPO, the Company effected the Recapitalization, as detailed in Note 16(A).

(8)	Share Repurchase Program:

On November 10, 2025, the Company announced that its Board of Directors has authorized a share repurchase program of up to $150million (the “Share Repurchase Program”). On November 13, 2025, the Company entered into an accelerated share repurchase transaction with Goldman Sachs & Co. LLC to repurchase an aggregate of $51.1 million of Class A Common Shares under the Share Repurchase Program.

In addition, during the fourth quarter of 2025, the Company repurchased an aggregate of $10.9 million of its Class A Common Shares through buyback transactions in the open market.

For further details regarding subsequent transactions, see Note 25, Subsequent Events

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 17 - TAXES ON INCOME

A.	TAX LAWS APPLICABLE IN ISRAEL:

Amendment to the Law for the Encouragement of Capital Investments, 1959 (Amendment 73) (the “Encouragement Law”):

Amendment 73 to the Encouragement Law prescribes special tax tracks for technological enterprises, which became effective in 2017, as follows:

Preferred Technological Enterprise, (“PTE”) as defined in the Encouragement Law will be subject to tax at a rate of 12% on profits deriving from intellectual property which meets the conditions of being treated as “Preferred Technological Income” or 6% if the PTE’s annual revenues exceed ILS 10 billion (Special Preferred Technological Enterprise, “SPTE”).

Any dividend distributed from PTE to non-Israeli shareholders or individuals, sourced in the income from the technological enterprise is subject to reduced Israeli withholding tax rate of 20% (or lower rate under the applicable tax treaty). No withholding tax will be remitted upon distribution of dividend sourced in preferred technological income to an Israeli corporation.

B.	TAX RATES APPLICABLE OF THE MAIN ENTITIES IN THE GROUP:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

	Country of incorporation	Applicable corporate tax rate

eToro Group Ltd.	British Virgin Islands*	23%
eToro (Europe) Ltd.	Cyprus	12.5%
eToro Ltd.	Israel**	12/6%
eToro (UK) Ltd.	UK	25%
eToro USA LLC	USA	21%
eToro Group Trading Ltd.	British Virgin Islands***	12.5%
eToro Australia Capital Pty Ltd	Australia	30%
eToro USA Securities Inc.	USA	21%
eToro Seychelles	Seychelles	1.5% from the net revenue
eToro (ME) Ltd	UAE	9%
eToro Singapore Pte Ltd.	Singapore	17%

*	According to an assessment agreement with the Israeli Tax Authority (the ITA) dated August 2017, eToro Group Ltd. is considered an Israeli resident for tax purposes starting January 1, 2015, and its entire income and expense for tax purposes shall be recorded in eToro Ltd.
**	The statutory corporate tax rate in Israel is 23%. In August 2020, the Company received a pre-ruling approval from the ITA regarding its eligibility to be classified as PTE effective as of 2018 and until 2022. eToro Ltd. applied to the ITA to receive an additional pre-ruling approval, regarding its eligibility to be classified as SPTE.
***	eToro Group Trading Ltd. is a tax resident of Cyprus effective date January 1, 2017.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 17 - TAXES ON INCOME (Cont.)

C.	TAX ASSESSMENTS:

(1)	Open Tax assessments:

-	eToro Ltd. and eToro Group Ltd. are currently under corporate income tax audits in Israel for tax years 2017-2022 initiated by the ITA.

-	eToro EU is currently under corporate tax audit in Cyprus for tax years 2014-2016, 2019.

The tax returns of certain subsidiaries are still subject to audits by the tax authorities from 2019 to date.

(2)	Carryforward losses for tax purposes:

As of December 31, 2025, the Group has carryforward operating tax losses and carryforward capital tax losses of approximately $65,730 and $1,158, respectively.

D.	PILLAR TWO:

The Pillar Two model rules, released on December 20, 2021, are part of the two-pillar solution to address the tax challenges of the digitalization of the economy that was agreed by 142 member jurisdictions of the OECD/G20 Inclusive Framework on BEPS and endorsed by the G20 Finance Ministers and Leaders in October 2021.

The Pillar Two model rules are designed to ensure large multinational enterprises (“MNEs”) pay a minimum level of tax on the income arising in each jurisdiction where they operate.

Taxpayers in scope (MNEs with global revenue of at least €750m in at least two years out of the four previous years) calculate their effective tax rate according to the model rules provisions for each jurisdiction where they operate and should pay top-up tax on the difference between their effective tax rate per jurisdiction and the 15% minimum rate. Any resulting top-up tax will be charged according to the coordinated system of interlocking rules that was introduced in the model rules (Qualified Domestic Minimum Top-Up Tax – QDMTT, Income Inclusion Rule – IIR, Under Tax Payment Rule – UTPR). A de minimis exclusion applies where there is a relatively small amount of revenue and income in a jurisdiction or when several other conditions are met.

The Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions where the Group operates (including UK, Italy, Denmark, Germany, Belgium, Cyprus, Isarel, France, UAE, Gibraltar, Singapore and Australia), and will take effect in the financial year beginning January 1, 2024 in some of these jurisdictions.

Based on the Group’s assessment, as of 31 December 2025, the Group does not expect material implications as result of Pillar 2.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 17 - TAXES ON INCOME (Cont.)

E.	DEFERRED INCOME TAXES:

	Statements of financial position		Statements of profit or loss
	As of December 31,		Year ended December 31,
	2025	2024	2025	2024	2023
Deferred tax assets:
Research and development costs	2,788	1,754	1,034	433	(324)
Employee benefits	6,058	6,259	(201)	2,638	605
Carryforward losses	-	13	(13)	(4,114)	(2,278)
Leases	1,218	742	476	124	229
IPO expenses	2,687	-	2,687	-	-
Others	56	145	(89)	(4)	1
	12,807	8,913	3,894	(923)	(1,767)

Deferred tax liabilities:
Intangible assets	4,893	2,873	2,020	25	(1,822)
Others	797	361	436	107	(63)
	5,690	3,234	2,456	132	(1,885)

Deferred tax movement			1,438	(1,055)	118
Exchange rate differences			-	43	596
Equity reserves			(2,074)	-	146
Other			717	250	-
Deferred taxes related to acquisition			-	640	-
Deferred taxes income (expense)			81	(122)	860
Deferred tax assets, net	7,117	5,679

The deferred taxes are computed using the tax rates expected upon realization.

F.	TAXES ON INCOME INCLUDED IN PROFIT OR LOSS:

	December 31,
	2025	2024	2023
Current taxes	37,954	40,121	13,333
Deferred taxes (income) expense	(81)	122	(860)
Tax provision (benefit) in respect of previous years	(168)	12,995	-
	37,705	53,238	12,473

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 17 - TAXES ON INCOME (Cont.)

G.	THEORETICAL TAX:

The reconciliation between the taxes on income (tax benefit) , assuming that all the income and expense, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in profit or loss is as follows:

	December 31,
	2025	2024	2023

Income before taxes on income	253,401	245,619	27,732
Statutory tax rate	23%	23%	23%
Taxes on income computed at the statutory tax rate	58,282	56,492	6,378

Increase (decrease) in taxes on income resulting from the following:
Tax benefit arising from reduced rate as a “Special Preferred Technological Enterprise” and other tax benefits (See Note 17a above)	(28,859)	(27,280)	(958)
Non-deductible expenses	682	3,160	8,571
Uncertain tax positions	20,286	30,410	10,698
Unrecognized temporary differences	(161)	242	756
Increase in unrecognized tax losses	555	2,382	1,758
Utilization of previously unrecognized tax losses	(217)	(1,643)	(4,054)
Deferred tax credited to equity	382	-	(146)
Taxable income at other tax rates	(8,134)	(10,420)	(3,005)
Differences in measurement basis	(356)	-	(676)
Taxes in respect of previous years	1,456	(214)	(3,214)
Recognition of deferred tax asset related to carryforward losses from prior years	-	-	(4,028)
Impact of exchange rates due to different tax reporting currency and functional currency	(6,127)	-	-
Other	(84)	109	393
Taxes on income	37,705	53,238	12,473

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 18 - COMMITMENTS AND CONTINGENT LIABILITIES

A.	USERS’ CRYPTOASSETS

The Company is committed to securely store all users’ cryptoassets and cryptographic keys held on behalf of its users. As such, the Company may be liable to its users for losses arising from the Company’s failure to secure these assets from theft, loss or being compromised. The Company has not incurred any losses related to such obligations and therefore has not accrued any liabilities as of December 31, 2025 and 2024. The Company holds cryptoassets in custody on behalf of its users off- balance sheet in the amount of $4,304,381 and $5,774,727 at fair value at December 31, 2025 and 2024, respectively. Since the risk of loss is remote, the Company did not record a contingent liability at December 31, 2025 or 2024. The Company has no reason to believe it will incur any expense associated with such potential liability because (i) it has no known or historical experience of claims to use as a basis of measurement, (ii) it accounts for and continually verifies the amount of cryptoassets on its platform, and (iii) it has established security around private key management to minimize the risk of theft or loss.

B.	As of December 31, 2025, the Group has non-cancellable contractual obligations to vendors of $97,028 due as follows: $65,172 in 2026, $26,426 in 2027 and $5,430 in 2028 and thereafter.

C.	The Company is subject to claims and lawsuits in the ordinary course of business, which include claims for substantial or unspecified damages. The Company is also subject to inquiries, investigations and proceedings by regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records provisions in accordance with IAS 37. The Company records a provision at management’s best estimate when it assesses it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. In the normal course of business, there is occasionally a regulatory or legal matter that may require amounts to be paid.

On August 2023, the Australian Securities and Investments Commission (“ASIC”) commenced proceedings against the Company’s subsidiary, eToro AUS Capital Ltd alleging that it contravened Australia’s law requiring financial institutions to adopt, implement and monitor a target market determination for complex products. ASIC is seeking, among other forms of relief, pecuniary penalties as the court determines to be appropriate. The proceedings are ongoing and the outcome could have adverse impacts on the Company’s financial position and reputation in Australia and potential for a class action lawsuit.

On September 12, 2024, eToro USA LLC entered into a settlement agreement with the SEC, a result of which eToro USA LLC limited its cryptoassets trading offering in the United States to spot trading of Bitcoin, Bitcoin Cash and Ether. Pursuant to the settlement, eToro USA LLC must (i) cease and desist from committing or causing any violations and future violations of Sections 15(a) and 17A of the Exchange Act in connection with the offering of trading in various cryptoassets that the SEC has alleged to constitute cryptoassets securities; (ii) pay a civil money penalty of $1.5 million to the SEC and (iii) if, after 180 days from the settlement date, there are cryptoassets, other than Bitcoin, Bitcoin Cash and Ethereum, in any omnibus wallet attributable to one or more users for which the ability to transfer the crypto assets is not available, to liquidate any such cryptoasset securities in a way not unacceptable to SEC and return the proceeds to the respective users. eToro timely paid the penalty and has fully complied with the undertaking. In addition, eToro had since expanded its cryptoassets offering, such expansion does not violate the undertaking in the order.

As of December 31, 2025 and 2024, the Company recorded a provision of $10,301 and $6,299, respectively, in respect of the above.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 18 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On March 11, 2025, one of the Company’s subsidiaries, eToro USA Securities Inc., received a findings letter from the SEC examination staff in which the staff stated that its examination identified regulatory deficiencies related to the broker-dealer’s recordkeeping, customer account maintenance and net capital requirements.

The Company has responded to the findings and is seeking to address the identified issues, however, there can be no assurance that there will not be further actions taken against the Company including through proactive engagement with SEC staff. As the Company is in the preliminary stages of responding to the letter and addressing the issues, the Company cannot estimate what impact, if any, the examination may have on its income statement, financial position or cash flows.

NOTE 19- HEDGE ACCOUNTING

The terms of the foreign currency forward contracts match the terms of the expected highly probable forecast transactions. As a result, no hedge ineffectiveness arises which requires recognition through profit or loss. The relevant amounts are provided below in the section describing financial risk management objectives and policies.

The amounts retained in other comprehensive income as of December 31, 2025 are expected to affect profit or loss in 2026.

Gain (loss) reclassified from other comprehensive income to profit or loss recognized in payroll expenses and tax expenses.

The following table summarizes the changes in other comprehensive income related to hedge accounting, during the year ended December 31, 2025:

December 31,
2025

Balance as of January 1, 2025	1,868
Gain arising on changes in fair value of hedging instruments	11,902
Income tax related to gains recognized in other comprehensive income	(1,428)
Gain reclassified to profit or loss	(7,842)
Income tax related to amount reclassified to profit or loss	941
Balance as of December 31, 2025	5,441

The following table summarizes the changes in other comprehensive income related to hedge accounting, during the year ended December 31, 2024:

December 31,
2024

Balance as of January 1, 2024	-
Gain arising on changes in fair value of hedging instruments	2,715
Income tax related to gains recognized in other comprehensive income	(326)
Gain reclassified to profit or loss	(592)
Income tax related to amount reclassified to profit or loss	71
Balance as of December 31, 2024	1,868

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 19- HEDGE ACCOUNTING (Cont.)

The impact of hedging instruments on the statement of financial position is, as follows:

	Notional amount	Carrying amount	Line item in the statement of financial position

As of 31 December, 2025
Foreign exchange forwards contracts	55,000	6,183	Other receivables and prepaid expenses

	Notional amount	Carrying amount	Line item in the statement of financial position

As of 31 December, 2024
Foreign exchange forwards contracts	97,000	2,246	Other receivables and prepaid expenses

NOTE 20 - SELECTED STATEMENTS OF PROFIT OR LOSS DATA

A.	NET INTEREST INCOME FROM USERS:

	Year ended December 31,
	2025	2024	2023

Net interest income - users’ leveraged positions	130,764	111,028	95,119
Net interest income - users’ funds	82,651	86,150	62,120
	213,415	197,178	157,239

B.	REVENUE FROM CRYPTOASSETS:

	Year ended December 31,
	2025	2024	2023
Revenue from sale of cryptoassets	12,937,698	12,126,307	3,415,631
Revenue from staking	32,908	18,097	8,325
Revenue from blockchain rewards	4,472	2,925	7,318
	12,975,078	12,147,329	3,431,274

For the years ended December 31, 2025 and 2024, no single user accounted for 10% or more of the Group’s consolidated income. The Company’s management does not report or analyse income on a customer or country level as trading costs of revenues are managed in a centralized manner. Accordingly, the disclosure in respect of geographic information of income by customer or country is impracticable to provide as the necessary information is not available.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 20 - SELECTED STATEMENTS OF PROFIT OR LOSS DATA (Cont.)

C.	COST OF REVENUE FROM CRYPTOASSETS:

	Year ended December 31,
	2025	2024	2023
Cost of sale from cryptoassets	12,899,647	11,802,307	3,295,907
Cost of distribution of staking	22,784	11,968	6,381
Cost of distribution of blockchain rewards	2,611	1,449	1,352
Change in fair value of cryptoassets held, net	6,967	468	270
	12,932,009	11,816,192	3,303,910

D.	RESEARCH AND DEVELOPMENT EXPENSE:
	Year ended December 31,
	2025	2024	2023

Payroll and related	91,640	80,567	77,836
Professional services	7,019	5,963	6,033
Hosting services	45,791	36,684	37,073
Depreciation	2,030	2,230	2,083
Office and communication	1,335	1,894	1,735
Other	3,432	3,733	4,190
	151,247	131,071	128,950

E.	SELLING AND MARKETING EXPENSE:
	Year ended December 31,
	2025	2024	2023

Payroll and related	25,486	25,575	27,992
Marketing costs (*)	176,148	147,090	116,135
Office and communication	1,061	976	1,270
Depreciation	2,335	2,062	1,776
Other	3,641	2,662	2,189
	208,671	178,365	149,362

(*)	Includes user acquisition costs, advertising, and marketing programs.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 20 - SELECTED STATEMENTS OF PROFIT OR LOSS DATA (Cont.)

F.	GENERAL, ADMINISTRATIVE AND OPERATING EXPENSE:

	Year ended December 31,
	2025	2024	2023

Payroll and related	92,526	101,614	138,905
Payment processing fees	41,936	43,317	35,376
Professional services	58,404	47,452	41,639
Office and communication	2,130	2,058	3,400
Tools and data services	7,660	8,161	9,228
Depreciation	8,608	6,965	8,336
Transaction-related costs	10,891	1,281	-
Other	21,481	17,156	9,611
	243,636	228,004	246,495

G.	FINANCE AND OTHER EXPENSE, NET:

	Year ended December 31,
	2025	2024	2023

Loans	1,363	696	1,117
Lease liability	2,358	1,806	1,750
Exchange rate differences, net	1,015	5,092	(3,750)
Revaluation of derivatives, net	4,577	(4,808)	3,739
Other expenses, net	377	344	55
Bank charges	1,742	1,512	978
	11,432	4,642	3,889

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 21 - INVESTMENT IN SIGNIFICANT SUBSIDIARIES

The consolidated financial statements include the following principal subsidiaries of eToro Group Ltd.:

Name	Country of incorporation	Percentage of equity interest	Nature of business
eToro (Europe) Ltd.	Cyprus	100	Permitted to engage in investment trading according to the Cyprus Investment Firm (“CIF”) authorization from the Cyprus Securities and Exchange Commission (“CySEC”).

eToro (UK) Ltd.	UK	100	Authorized to provide regulated financial products and services, by the Financial Conduct Authority (“FCA”).

eToro AUS Capital Ltd.	Australia	100	Licensed to deal in derivatives and foreign exchange contracts as agent and as principal by the Australian Securities and Investments Commission (“ASIC”).

eToro Group Trading Ltd.	BVI	100	Investment trading company and a service provider to Group subsidiaries.

eToro USA LLC	USA	100	Registered Money Services Business (“MSB”) with the Financial Crimes Enforcement Network (“FinCEN”) and holds Money Transmitter Licenses (“MTLs”) in various U.S. states.

eToro USA Securities Inc.	USA	100	Obtained a broker-dealer license from the Financial Industry Regulatory Authority (“FINRA”).

eToro Ltd.	Israel	100	IP owner, research, development and support center of the Group.

eToro Money UK Ltd	UK	100	Authorized by the Financial Conduct Authority to conduct electronic money service activities under the Electronic Money Regulations 2011

eToro Money Malta Ltd	Malta	100	Authorized by Malta Financial Service Authority to transact the business of financial institution.

eToro (ME) Limited	UAE	100	eToro ME Limited received approval for a Financial Services Permission (FSP) from the Financial Services Regulatory Authority of the Abu Dhabi Global Market (ADGM) to operate as a broker for securities, derivatives, and Virtual Assets (Crypto) in the UAE.

eToro Seychelles Limited	Seychelles	100	Obtained a Broker-Dealer license by the Seychelles Financial Securities Authority, allowing it to offer securities, CFD products, Crypto currencies, and all Copy functions to clients.

eToro Singapore Pte. Ltd.	Singapore	100	licensed under the Capital Markets Services Licence (“CMSL”) with the Monetary Authority of Singapore (“MAS”)

Spaceship Capital Limited	AUS	100	Authorized and regulated by ASIC to be the promoter of a superannuation product, a responsible entity for registered managed investment schemes and to facilitate trading in US market-listed equities

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 22 - BUSINESS COMBINATION

Spaceship

In November 2024, the Group acquired 100% of Spaceship Capital Limited (“Spaceship”) from Spaceship Financial Services Pty Ltd (the “Seller”) (collectively, the “Transaction”). Spaceship operates a web-based financial investing platform that offers a diversified portfolio of investments, including Superannuation funds and professionally managed investment portfolios. The Group accounted for this transaction as a business combination under IFRS 3 – Business Combinations.

The consideration transferred to the Seller was composed of both cash, the Group’s common shares (including holdback shares) and contingent consideration.

As part of the consideration, the Company issued 453,332 common shares which amounts to a total value of $12.2 million, and an additional 80,000 common shares will be issued as part of a holdback agreement with the Seller which is subject to the holdback provisions, valued at $2.2 million. The cash consideration amounted to $2.9 million. The agreement also includes a contingent consideration of up to 266,668 common shares, based on certain performance milestones related to assets under management (AUM) to be achieved two years after the acquisition. The contingent consideration is measured at fair value using a linear payoff simulation valuation model. As of the acquisition date, its fair value was $3.5 million. Changes in the fair value of the contingent consideration and hold back agreement are recorded in the consolidated statements of comprehensive income. AS of December 31, 2025, the fair value of the contingent consideration and hold back agreement is $8.99 million.

As a result of the Transaction, the Group has incurred transaction costs of $282 thousand which were expensed as incurred).

The total consideration has been allocated to the assets acquired and liabilities assumed based on their fair values, with any excess purchase price allocated to goodwill. The fair value of the acquired assets and assumed liabilities as of the date of acquisition are based on, in part, a third-party valuation expert.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 22 - BUSINESS COMBINATION (Cont.)

The final purchase price allocation is as follows (In thousands):

Description	USD
Common shares issued	12,229
Cash	2,914
Contingent consideration	3,495
Holdback shares liability	2,158
Total consideration	20,796

Identifiable net assets acquired (liabilities assumed)
Cash and cash equivalents	2,305
Current assets	2,007
Intangible assets:
Technology - IP (8 year estimated useful life)	4,553
Customer Relationships - (5-8 year estimated useful life)	1,570
Trademark	563
Current liabilities	(801)
Deferred tax liabilities	(640)
Net assets acquired	9,557

Goodwill	11,239

Goodwill is expected to be non-deductible for tax purposes.

Spaceship’s revenues and results are insignificant in terms of the Group’s revenues and results. The results of Spaceship’s operations were consolidated in the Company’s consolidated financial statements commencing on the date of the acquisition and were immaterial to the Company’s results of operations for the year ended December 31, 2024. Pro forma information has not been provided since the impact of Spaceship’s financial results was immaterial to the revenue and net income (loss) of the Company.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 23 - EARNINGS PER SHARE (EPS)

Basic EPS is calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of the Company’s common shares outstanding during the year. The holders of our Class A and Class B common shares (together, “common shares”) have identical liquidation and dividend rights but different voting rights. Accordingly, we present the earnings per share (EPS) for Class A and Class B common shares together.

Diluted EPS is calculated by dividing the net income attributable to common shareholders of the parent by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	Year ended December 31,
	2025	2024	2023

Net income attributable to common shareholders for basic and diluted income (loss)	215,696	192,381	15,259

	Year ended December 31,
	2025	2024	2023
Weighted average number of common shares for basic EPS	83,503,592	75,595,967	73,727,979
Effects of dilution from:
Dilutive effect of shared based compensation	11,513,809	9,603,882	9,008,141
Dilutive effect of Advanced Investment Agreement	-	45,104	44,844
Other	112,328	52,957	37,543
Weighted average number of common shares for diluted EPS	95,129,729	85,297,910	82,818,507

Basic net income (loss) per share	2.58	2.55	0.21
Diluted net income (loss) per share	2.27	2.26	0.18

Instruments that could potentially dilute basic EPS in the future (options to employees), were not included in the calculation of diluted EPS if they are antidilutive for the periods presented.

eToro Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands, expect share and per share data, and unless otherwise indicated

NOTE 24 - RELATED PARTIES

A.	RELATED PARTY TRANSACTIONS:

Certain of the Company’s directors, executive officers and principal owners, including immediate family members, are users of the Company’s platform. The Company grants its executive officers certain trading discounts in their eToro accounts, similar to those granted to all of our employees.

iAngels

During the reported periods, the Company waived its right of first refusal with respect to the transfer of shares of the Company’s employees and certain shareholders to iAngels Technologies LP. or its affiliated entities (“iAngels”), which acted as a broker for the sale of the said shares to third parties. iAngels is owned by the spouse of the Company’s Chief Executive Officer.

iAngels also participated as an investor in the pre-PIPE investment in an amount of $1,000, subject to the same terms and conditions as all other investors, as part of the exercise of their pre-emptive rights pursuant to the Company’s Investors Rights Agreement.

Please see Note 15a for disclosure on the agreement with Liquidity, a related party.

B.	SERVICES AGREEMENTS WITH RELATED PARTIES:

The Company is a party to a Services Agreement with Wix.com Ltd (“Wix”) for the provision of website holdings since 2021. Mr. Lior Shemesh serves as the CFO of Wix and, as of July 2025, also serves as a member of the Company's board of directors. During 2025, the Company paid Wix a total amount of approximately $23 thousands.

The Company is engaged with Base44, Inc. (together with any affiliated entity, “Base44”) for the provision of vibe coding services. Base44 is wholly owned by Wix, where Mr. Lior Shemesh serves as CFO, as detailed above. During 2025, the Company paid Base44 a total amount of $64 thousands.

The Company is a party to a Services Agreement with Fireblocks Ltd. (collectively with Fireblocks Inc., “Fireblocks”) for the provision of crypto treasury and trading services and other custom projects. Mr. Santo Politi, a member of our board of directors, controls, directly or indirectly, 10% or more of the equity or voting power of Fireblocks. During 2025, the Company paid Fireblocks a total amount of $166 thousands.

C.	COMPENSATION OF KEY MANAGEMENT PERSONNEL OF THE GROUP RECOGNIZED AS AN EXPENSE:

	Year ended December 31,
	2025	2024	2023

Short-term employee benefits (*)	14,555	12,066	8,849
Share-based payment	2,362	15,522	50,453
Total compensation	16,917	27,588	59,302

(*)	Balances amounts owed to key management personnel are $24,802 and $19,235 as of December 31, 2025 and 2024 respectively.

(*)	Includes expenses related to employee investment plan

NOTE 25 - SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

On February 13, 2026, the Company’s Board of Directors authorized a share repurchase program of up to $100 million (the “Share Repurchase Program”).

On February 19, 2026, the Company entered into an accelerated share repurchase transaction with Citibank N.A. to repurchase an aggregate of $50 million of Class A Common Shares under the Share Repurchase Program.

From December 31, 2025, up to the date of signing the financial statements, the Company repurchased an additional $39.1 million through share buyback transactions in the open market.